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INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on October 14, 2009

Registration Statement No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

GOLDEN MINERALS COMPANY
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	1040 (Primary Standard Industrial Classification Code Number)	26-4413382 (I.R.S. Employer Identification No.)

350 Indiana Street, Suite 800
Golden, Colorado 80401
(303) 839-5060
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Robert P. Vogels
Senior Vice President, Chief Financial Officer
350 Indiana Street, Suite 800
Golden, Colorado 80401
(303) 839-5060
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Deborah J. Friedman Brian Boonstra Davis Graham & Stubbs LLP 1550 Seventeenth Street, Suite 500 Denver, Colorado 80202 (303) 892-9400	Riccardo A. Leofanti Skadden, Arps, Slate, Meagher & Flom LLP 222 Bay Street, Suite 1750 P.O. Box 258 Toronto, Ontario Canada M5K IJ5 (416) 777-4700

As soon as practicable after the effective date of this Registration Statement
(Approximate date of commencement of proposed sale to the public)

          If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Class of Securities to be Registered	Proposed Maximum Offering Aggregate Price(1)(2)	Amount of Registration Fee

Common Stock (par value $0.01 per share)	$115,000,000	$6,417

(1)
Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(2)
Includes shares of common stock that may be purchased by the underwriters to cover over-allotments. See "Underwriting."

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Preliminary Prospectus

Subject to Completion, October 14, 2009

$

GOLDEN MINERALS COMPANY

                  Shares
Common Stock

          We are offering            shares of common stock and the selling stockholders named in this prospectus are offering            shares. We will not receive any proceeds from the sale of shares by the selling stockholders.

          This is an initial public offering of our common stock. The initial public offering price of our common stock is expected to be between $            and $            per share. Our common stock currently trades in interdealer and over-the-counter transactions, and price quotations have been available in the "pink sheets" under the symbol "GDMN". On October 9, 2009, the best bid price and last sale price of our shares as reported by The Pink Sheets LLC at www.pinksheets.com was $5.80 per share and $6.50 per share. Our common stock is also listed on the Toronto Stock Exchange under the symbol "AUM". The closing price for our common stock on October 9, 2009 as quoted on the Toronto Stock Exchange was Cdn$7.11.

          Prior to this offering, our common stock is not listed on any U.S. national securities exchange. We have applied to list our common stock on the NYSE Amex LLC ("Amex") under the symbol "        ". Listing our common stock on the Amex will be subject to meeting the minimum listing requirements of the Amex.

          Investing in our common stock involves risks. See "Risk Factors" beginning on page 5 of this prospectus.

	Per Share	Total Proceeds
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling stockholders	$	$

          We have granted the underwriters an option to purchase from us, at a price equal to the public offering price, less the underwriting discount, up to an additional            shares of common stock, to cover over-allotments, if any, for up to 30 days following the date of this prospectus. See "Underwriting" in this prospectus.

          Neither the Securities and Exchange Commission ("SEC") nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

          The underwriters expect the shares will be available for delivery in book-entry form through the facilities of The Depository Trust Company at closing, which is anticipated to be on or about                        , 2009.

Dahlman Rose & Company

The date of this prospectus is                        , 2009

        You should rely only on the information contained in this prospectus. Neither the underwriter nor we have authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither the underwriter nor we are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

i

PROSPECTUS SUMMARY

        This summary highlights key aspects of the information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock and is qualified in its entirety by the information contained elsewhere in this prospectus. You should read the entire prospectus carefully, especially the matters discussed under "Risk Factors," and the financial statements and related notes included in this prospectus, before deciding to invest in our common stock.

        All references to "Golden Minerals," "our," "we," or "us" are to Golden Minerals Company, including its subsidiaries and predecessors, except where it is clear that the term refers only to Golden Minerals Company. Many of the terms used in our industry are technical in nature. We have included a glossary of some of these terms beginning at page A-1. References in this prospectus to "$" are to U.S. dollars. References to "Cdn$" are to Canadian dollars.

 Our Business

Overview

        We are a mineral exploration and mining services company with a diversified portfolio of precious metals and other mineral exploration properties located in or near certain traditional silver producing regions of Mexico and South America. Our management team is comprised of experienced mining professionals with extensive expertise in mineral exploration, mine construction and development, and mine operations. We are based in Golden, Colorado and maintain exploration offices in Argentina, Mexico and Peru.

        We are currently focused on the advancement of our El Quevar silver project in northwestern Argentina. We have spent approximately $12 million on exploration costs at El Quevar since 2004. Based on an independent technical report completed in October 2009, there are an estimated 310,000 tonnes of mineralized material at an average silver grade of 430.02 grams per tonne at El Quevar. See "Business and Properties — El Quevar — Geology and Mineralization." We are engaged in additional drilling, metallurgical analysis, permitting, and other advanced exploration work at El Quevar as well as the preparation of a feasibility study. Our interest in the El Quevar project can increase from 65% to 80% if we complete a feasibility study by November 2010 and begin production within two years following completion of the feasibility study.

        In addition to El Quevar, we own and control a portfolio of approximately 35 exploration properties located in Mexico and South America. Our 100% controlled Zacatecas silver and base metals project in Mexico is at an intermediate stage of exploration, with four separate target areas on which we are currently conducting exploration activities, including drilling. We are also conducting drilling programs to explore several of our other projects, including Antofalla in Argentina, Palca in Peru, and Elisa de Bordos in Chile.

        Our team of mining professionals also provides mine management services. We currently manage the San Cristóbal silver, zinc and lead mine in Bolivia for Sumitomo Corporation ("Sumitomo").

Company History

        We were incorporated in March 2009 and are the successor to Apex Silver Mines Limited ("Apex Silver") for purposes of reporting under the United States Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act"). In January 2009, Apex Silver and its wholly-owned subsidiary, Apex Silver Mines Corporation, filed voluntary petitions for relief under Chapter 11 of the U.S. Bankruptcy Code. In connection with its Joint Plan of Reorganization (the "Plan"), Apex Silver sold its interest in the San Cristóbal mine to Sumitomo. Substantially all of Apex Silver's remaining assets, including its various subsidiaries that hold the interests in our portfolio of exploration properties, were assigned to us.

Our Competitive Strengths and Business Strategy

        Our business strategy is to develop and operate our own mines and our current primary focus is on the El Quevar project. We also plan to continue to provide mine development and operations services to mines owned by others. We believe we are well positioned to implement this strategy for the reasons described below.

  •
  Experienced Management Team.    We are led by a team of mining professionals with over 160 years of combined experience in exploration, project development, construction and operations all over the world. Our executive officers have held senior positions at various large mining companies including Cyprus Amax Minerals Company, Phelps Dodge Corporation, Inco Limited, Homestake Mining Company and Kinross Gold Corporation. Our executive team has a proven ability to manage large projects in challenging environments, as evidenced by our successful development, construction and continued operation of the San Cristóbal mine in Bolivia. The San Cristóbal mine, which cost approximately $1 billion to develop and construct, is one of the largest silver, zinc and lead mines in the world.

  We seek to leverage the experience and skill of our management team by providing mine management services. We manage the San Cristóbal mine on behalf of Sumitomo. In addition, we intend to identify and capitalize on other opportunities to provide management services on a fee basis with an opportunity to earn an equity interest in other third-party development projects or operations.

  •
  El Quevar Advanced Exploration Project.    Our most advanced exploration project, the El Quevar project, is in the Salta Province in Argentina, a jurisdiction that has established protocols for, and has historically been receptive to, mining investment. The project is situated in an advantageous location, with nearby infrastructure, including natural gas and power, and no community in the immediate vicinity. Based on our exploration work to date, the Yaxtché zone of the project appears to be a relatively high grade silver deposit. We also have significant opportunity for expansion as we solely control 12 concessions totaling approximately 56,000 hectares in addition to the concessions on which the Yaxtché deposit is located. We have identified 13 targets within the concession area including the Yaxtché deposit.

  •
  Broad Exploration Portfolio.    In addition to El Quevar, we control a portfolio of approximately 35 exploration properties primarily in certain traditional precious metals producing regions of Argentina, Mexico and Peru. We are focusing on those properties that we believe have high potential for precious metals. We have been successful at generating value from the sale or farm-out for cash, stock and/or royalties of those properties that do not meet our minimum economic requirements for potential advancement.

  •
  Simple Capital Structure.    We do not have any debt, and as of June 30, 2009 we had $15.6 million in cash. Upon the completion of the offering, we expect to have approximately $         million in cash, assuming the underwriters' over-allotment option is not exercised. In addition, we anticipate that we will receive approximately $6 million in net cash flow from our existing management services agreement during 2010. We do not have any options, warrants or other convertible securities outstanding.

Corporate Information

        Our principal executive offices are located at 350 Indiana Street, Suite 800, Golden, Colorado 80401, and our telephone number is (303) 839-5060. Our website is www.goldenminerals.com. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

The Offering

        The following is a brief summary of certain terms of this offering and is not intended to be complete. It does not contain all of the information that will be important to investors in our common stock. For a more complete description of our common stock, see the section entitled "Description of Capital Stock" in this prospectus.

Issuer:	Golden Minerals Company
Common stock offered by Golden Minerals:	shares
Common stock offered by selling stockholders:	shares
Offering:	This offering is being made concurrently in the U.S. and in Canada, in the province of Ontario.
Over-allotment option:
We have granted to the underwriters an over-allotment option to purchase up to additional shares of our common stock at the public offering price, less the underwriting discount. The option may be exercised in whole or in part at any time within 30 days following the date of this prospectus.
Common stock outstanding:	Prior to the offering, we had 3,232,735 shares of common stock outstanding(1)
Following the offering, we will have shares of common stock outstanding(1)(2)
Use of proceeds:
We estimate that our net proceeds from this offering, based on an assumed initial public offering price of $ per share, which is the midpoint of the range set forth on the cover page of this prospectus, after deducting the underwriting discount and estimated offering expenses, will be approximately $ million ($ million if the over-allotment option is exercised in full).

We expect to use approximately $44 million of the net proceeds for the advancement of the El Quevar project, including the construction of an underground development and exploration drift, preparation of a feasibility study, and commencement of development and construction if the results of the feasibility study are favorable, and approximately $33 million to advance our portfolio of exploration properties through 2010, and the remaining net proceeds for general working capital. See "Use of Proceeds" in this prospectus.
We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.
Market for our common stock:
Our common stock currently trades in interdealer and over-the-counter transactions, and price quotations have been available in the "pink sheets" under the symbol "GDMN". Our common stock is also listed on the Toronto Stock Exchange under the symbol "AUM". We have applied to list our common stock on the Amex under the symbol " ".

Risk factors:	You should carefully consider the information under the heading "Risk Factors" beginning on page 5 and all other information included in this prospectus before deciding to invest in our common stock.

(1)
Includes 245,000 shares of restricted common stock issued under our 2009 Equity Incentive Plan. Does not include (i) 25,000 shares of common stock reserved for issuance under the 2009 Equity Incentive Plan in exchange for restricted stock units issued to our non-employee directors under the terms of our Non-Employee Directors Deferred Compensation and Equity Award Plan, or (ii) 12,265 shares reserved for issuance to former unsecured creditors of Apex Silver pursuant to the Plan.

(2)
If the over-allotment option is exercised in full,             shares of common stock will be outstanding after this offering.

RISK FACTORS

        A purchase of our shares of common stock is speculative and involves a high degree of risk. You should carefully consider the risks described below, as well as the other information contained in this prospectus before making a decision to invest in our common stock.

Risks related to our business

  We expect to incur operating losses at least through 2010 and our profitability in the foreseeable future depends entirely on the success of the El Quevar project, which has not been shown to contain proven or probable reserves.

        We have a history of losses and we expect that we will continue to incur operating losses unless and until such time as our El Quevar project in Argentina or another of our exploration properties enters into commercial production and generates sufficient revenue to fund continuing operations. We are focused primarily on the advancement of El Quevar.

        Neither the El Quevar project, nor any of our other properties, has been shown to contain proven or probable reserves and expenditures made in the exploration of our properties may not result in discoveries of commercially recoverable quantities of ore. Most exploration projects do not result in the discovery of commercially mineable deposits of ore and we cannot assure you that any mineral deposit we identify will qualify as an ore body that can be legally and economically exploited or that any particular level of recovery of silver from discovered mineralization will in fact be realized.

        We have completed a technical report on the El Quevar property, which indicates the presence of "mineralized material." See "Business and Properties — El Quevar — Geology and Mineralization." Mineralization figures based on estimates made by geologists, are inherently imprecise and depend on geological interpretation and statistical inferences drawn from drilling and sampling that may prove to be unreliable. We cannot assure you that these estimates will be accurate or that proven and probable reserves will be identified at El Quevar or any of our other properties. Even if we establish the presence of reserves at a project, the economic viability of the project may not justify further exploitation.

        Estimates of reserves, mineral deposits and production costs can also be affected by such factors as governmental regulations and requirements, fluctuations in metals prices or costs of essential materials or supplies, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of ore ultimately mined may differ from that indicated by drilling results, sampling, feasibility studies or technical reports. Short term factors relating to reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may also have an adverse effect on mining operations and on the results of operations. Silver or other minerals recovered in small scale laboratory tests may not be duplicated in large scale tests under on-site production conditions.

  We will need substantial additional financing to advance the El Quevar project and we may not be able to obtain such financing.

        If the El Quevar project proceeds to development and construction, we anticipate that we will need to raise additional capital during 2010. We currently estimate that an additional $50 to $70 million will be required following completion of the feasibility study anticipated in the fourth quarter 2010. We do not have a credit agreement in place and believe that securing credit will be difficult given our limited history and continuing constraints on global credit markets. We cannot assure you that we will be able to obtain the necessary financing for the project on favorable terms or at all. If we are unable to obtain the additional financing necessary to bring El Quevar to production within two years after completion of a feasibility study, we will not be able to increase our interest in the project to 80% and our interest may decrease to 35%. Failure to obtain sufficient financing may also result in the delay or indefinite postponement of exploration activities at our other properties.

  We depend on the services of key executives.

        Our business strategy is based on leveraging the experience and skill of our management team. We are dependent on the services of key executives including Jeffrey Clevenger, Terry Owen, Robert Blakestad, Robert Vogels and Jerry Danni. Due to our relatively small size, the loss of any of these persons or our inability to attract and retain additional highly skilled employees may have a material adverse effect on our business, our ability to maintain and grow our mine services business, as well as our ability to manage and succeed in our exploration activities.

  The exploration of mineral properties is highly speculative in nature, involves substantial expenditures and is frequently non-productive.

        Our future growth and profitability will depend, in large part, on our ability to identify and acquire additional mineral rights, and on the costs and results of our continued exploration programs. Competition for attractive mineral exploration properties is intense. Our strategy is to identify reserves through a broad program of exploration. Mineral exploration is highly speculative in nature and is frequently non-productive. Substantial expenditures are required to:

  •
  establish ore reserves through drilling and metallurgical and other testing techniques;

  •
  determine metal content and metallurgical recovery processes to extract metal from the ore;

  •
  determine the feasibility of mine development and production; and

  •
  construct, renovate or expand mining and processing facilities.

        If we discover ore, it usually takes several years from the initial phases of exploration until production is possible. During this time, the economic feasibility of a project may change because of increased costs, lower metal prices or other factors. As a result of these uncertainties, we may not successfully acquire additional mineral rights, or our exploration programs may not result in proven and probable reserves at all or in sufficient quantities to justify developing any of our exploration properties.

        The decisions about future development of projects will be based primarily on feasibility studies, which derive estimates of reserves, operating costs and project economic returns. Estimates of economic returns are based, in part, on assumptions about future metal prices and estimates of average cash operating costs based upon, among other things:

  •
  anticipated tonnage, grades and metallurgical characteristics of ore to be mined and processed;

  •
  anticipated recovery rates of silver and other metals from the ore;

  •
  cash operating costs of comparable facilities and equipment; and

  •
  anticipated climatic conditions.

        Actual cash operating costs, production and economic returns may differ significantly from those anticipated by our studies and estimates.

  Our long-term cash flow and profitability will be affected by changes in the prices of silver and other metals.

        Our ability to establish reserves and develop any of our exploration properties — and our profitability and long-term viability — depend, in large part, on the market price of silver, zinc, lead, gold, copper and other metals. The market prices for these metals are volatile and are affected by numerous factors beyond our control, including:

  •
  global or regional consumption patterns;

  •
  supply of, and demand for, silver, zinc, lead and other metals;

  •
  speculative activities and producer hedging activities;

  •
  expectations for inflation; and

  •
  political and economic conditions.

        The extreme volatility and disruption that have affected the financial markets have also extended to the commodity markets, including metals markets, which experienced significant volatility in 2009. Any extended weakness in the global economy could further increase volatility in metals prices or depress prices, which could in turn make it uneconomical for us to continue our exploration activities. Volatility or sustained price declines may also affect the number, quality and profitability of available mine service opportunities and adversely affect our ability to build our business.

  Our revenues depend primarily on our agreement to manage the San Cristóbal mine.

        Our revenues consist primarily of the management fees payable to us under the Management Services Agreement, dated March 24, 2009 (the "San Cristóbal Management Services Agreement"), under which we manage the San Cristóbal mine for Sumitomo. After June 30, 2010, Sumitomo will be able to terminate the San Cristóbal Management Services Agreement upon 180 days' written notice (or three months notice if Sumitomo has sold, directly or indirectly, more than 20% of the subsidiary that owns the mine) provided that it pays us a $1 million fee. Sumitomo may not wish to continue the San Cristóbal Management Services Agreement beyond June 2010 and, as a result, our primary source of funding may not continue beyond the initial term. Moreover, the San Cristóbal Management Services Agreement, and payments to us thereunder, may be reduced or suspended in certain circumstances in the event of a prolonged interruption in mining activities, including labor disturbances, shutdowns or events of force majeure, such as expropriation by the Bolivian government.

  We have limited experience managing mining properties for third parties and our mine management business may not be successful.

        We currently have only one management agreement, the San Cristóbal Management Services Agreement. We have a limited history of providing management services to third parties and we cannot assure you that we will be able to retain our current services contract or attract additional mine or mine project management business. Demand for our services may also be negatively affected if certain commodity prices and global economic conditions remain weak.

  If we are unable to obtain all of our required governmental permits or property rights, our operations could be negatively impacted.

        Our future operations, including exploration and any potential development activities, will require additional permits from various governmental authorities. Our operations are and will continue to be governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety, mining royalties and other matters. We may also be required to obtain certain property rights to access or use our properties. Obtaining or renewing licenses and permits, and acquiring property rights, can be complex and time-consuming processes. We cannot assure you that we will be able to acquire all required licenses, permits or property rights on reasonable terms or in a timely manner, or at all, that such terms will not be adversely changed, that required extensions will be granted, or that the issuance of such licenses, permits or property rights will not be challenged by third parties. Delays in obtaining or a failure to obtain any licenses, permits or property rights or any required extensions, challenges to the issuance of our licenses, permits or property rights, whether successful or unsuccessful, changes to the terms of our licenses, permits or property rights, or a failure to comply with the terms of any such licenses, permits or property rights that we have obtained, could have a material adverse effect on our business by delaying or preventing or making continued operations economically unfeasible.

  Lack of infrastructure could forestall or prevent further exploration and development.

        Exploration activities, as well as any development activities, depend on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important factors that affect capital and operating costs and the feasibility of a project, or unanticipated or higher than expected costs and unusual or infrequent weather phenomena, government or other interference in the maintenance or provision of such infrastructure, or unanticipated or higher than expected costs, could adversely affect our operations, financial condition and results of operations.

  Our exploration and mine management activities are in countries with developing economies and are subject to the risks of political and economic instability associated with these countries.

        We currently conduct exploration and mine management activities almost exclusively in Latin American countries with developing economies, including Argentina, Bolivia, Mexico and Peru. These countries and other emerging markets in which we may conduct operations have from time to time experienced economic or political instability. We may be materially adversely affected by risks associated with conducting exploration and mine management activities in countries with developing economies, including:

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  political instability and violence;

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  war and civil disturbance;

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  acts of terrorism or other criminal activity;

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  expropriation or nationalization;

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  changing fiscal, royalty and tax regimes;

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  fluctuations in currency exchange rates;

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  high rates of inflation;

  •
  uncertain or changing legal requirements respecting the ownership and maintenance of mineral properties, mines and mining operations, and inconsistent or arbitrary application of such legal requirements;

  •
  underdeveloped industrial and economic infrastructure;

  •
  corruption; and

  •
  unenforceability of contractual rights.

        Changes in mining or investment policies or shifts in the prevailing political climate in any of the countries in which we conduct exploration and mine management activities could adversely affect our business.

  Title to our mineral properties may be challenged.

        Our policy is to seek to confirm the validity of our rights to, title to, or contract rights with respect to, each mineral property in which we have a material interest. However, we cannot guarantee that title to our properties will not be challenged. Title insurance generally is not available for mineral properties, and our ability to ensure that we have obtained secure rights to individual mineral properties or mining concessions may be severely constrained. We have not conducted surveys of all of the exploration properties in which we hold direct or indirect interests and, therefore, the precise area and location of these exploration properties may be in doubt. Accordingly, our mineral properties may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects. In addition, we may be unable to operate our properties as permitted or to enforce our rights with respect to our properties, and the title to our mineral properties may also be impacted by state action.

        In some of the countries in which we operate, failure to comply with applicable laws and regulations relating to mineral right applications and tenure could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners. Any such loss, reduction or imposition of partners could have a material adverse affect in our financial condition, results of operations and prospects.

  We may lose rights to properties if we fail to meet payment requirements or development or production schedules.

        We derive the rights to some of our mineral properties from leaseholds or purchase option agreements or that require the payment of option payments, rent or other installment fees or specified expenditures. For example, we acquired certain of our rights on the El Quevar property through option agreements, which require aggregate payments of approximately $3.4 million and an exploration investment of $850,000 over the next three years. The El Quevar property is our most advanced exploration property, and the only property on which we have estimated mineralized material. If we fail to make these payments when they are due, our rights to the property may terminate. Moreover, we are required in certain instances to make certain payments to governments in order to maintain our rights to our mineral properties. Because our ability to make some of these payments is likely to depend on our ability to obtain external financing, we may not have the funds to make these payments by the required dates.

        Some contracts with respect to our mineral properties require development or production schedules. For example, the shareholders agreement by which we plan to acquire an 80% interest in the El Quevar project requires that we complete a feasibility study by November 2010 and begin production within two years following completion of the feasibility study. If we are unable to meet any or all of the development or production schedules, we could lose all or a portion of our interests in El Quevar or other properties.

  The management services we provide at the San Cristóbal mine could be negatively affected by future actions of the Bolivian government.

        In December 2005, Evo Morales, the leader of the Movement to Socialism party, was elected president. At various times since his election, President Morales and others in his administration have made public statements regarding their desire to exert greater state control over natural resource production in Bolivia, including mining.

        In 2007, the Bolivian government enacted various changes to applicable mining taxes. The current or future government may make additional changes that could increase the total tax burden on the San Cristóbal mine, and any such changes could adversely affect the earnings and cash flow generated by the San Cristóbal mine.

        In February 2009, Bolivia approved a new constitution in a national referendum that significantly affects the legal framework governing mining in Bolivia. The new constitution requires that existing mining concessions be replaced by mining agreements negotiated with the Bolivian government. The deadline for implementation of the new mining agreements is December 2010. The new constitution does not specify the effect on existing concessions or provide either general or specific terms for the mining agreements. There can be no certainty as to the form and content of these contracts that must be negotiated with the

Bolivian government, or that we will be allowed to continue to operate the San Cristóbal mine as contemplated by the San Cristóbal Management Services Agreement.

  Even if we are successful in bringing the El Quevar project into production, mining operations are hazardous, raise environmental concerns and raise insurance risks.

        Mining operations are by their nature subject to a variety of risks, such as cave-ins, pit-wall failures, flooding, rock bursts, fire, industrial accidents, failure of processing and mining equipment, environmental hazards, discharge of pollutants or hazardous chemicals, supply problems and delays, changes in the regulatory environment, encountering unusual or unexpected geological formations or other geological or grade problems, encountering unanticipated ground or water conditions, periodic interruptions due to inclement or hazardous weather conditions, and other acts of God or unfavorable operating conditions. These risks could result in delays to development or production, damage to or destruction of mineral properties or processing facilities, personal injury or death, loss of key employees, environmental damage, monetary losses and possible legal liability. Satisfying these liabilities may be very costly and could have a material adverse effect on our future cash flow, results of operations and financial condition. We may not be able to insure fully or at all against these risks, or we may decide not to take out insurance against such risks as a result of high premiums or for other reasons.

  Our activities are subject to foreign environmental laws and regulations that may materially adversely affect our future operations.

        We conduct mineral exploration and mine management activities primarily in Argentina, Bolivia, Mexico and Peru. These countries have laws and regulations that control the exploration and mining of mineral properties and their effects on the environment, including air and water quality, mine reclamation, waste handling and disposal, the protection of different species of flora and fauna and the preservation of lands. These laws and regulations will require us to acquire permits and other authorizations for certain activities. In many countries, there is relatively new comprehensive environmental legislation, and the permitting and authorization process may not be established or predictable. We may not be able to acquire necessary permits or authorizations on a timely basis, if at all. Delays in acquiring any permit or authorization could increase the cost of our projects and could delay the commencement of production.

        Environmental legislation in many countries is evolving in a manner that will likely require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. We cannot predict what environmental legislation or regulations will be enacted or adopted in the future or how future laws and regulations will be administered or interpreted. Compliance with more stringent laws and regulations, as well as potentially more vigorous enforcement policies or regulatory agencies or stricter interpretation of existing laws, may (i) necessitate significant capital outlays, (ii) cause us to delay, terminate or otherwise change our intended activities with respect to one or more projects, (iii) materially adversely affect our future exploration activities and (iv) negatively affect the profitability of the San Cristóbal mine or other projects we may manage in the future.

        Many of our exploration properties are located in historic mining districts where prior owners may have caused environmental damage that may not be known to us or to the regulators. In most cases, we have not sought complete environmental analyses of our mineral properties and have not conducted comprehensive reviews of the environmental laws and regulations in every jurisdiction in which we own or control mineral properties. To the extent we are subject to environmental requirements or liabilities, the cost of compliance with these requirements and satisfaction of these liabilities could have a material adverse effect on our financial condition and results of operations. If we are unable to fully fund the cost of remediation of any environmental condition, we may be required to suspend activities or enter into interim compliance measures pending completion of the required remediation.

  We compete against larger and more experienced companies.

        The mining industry is intensely competitive. Many large mining companies are primarily producers of precious or base metals and may become interested in the types of deposits on which we are focused, which include silver and other precious metals deposits or polymetallic deposits containing significant quantities of base metals, including zinc, lead, copper and gold. Many of these companies have greater financial resources, operational experience and technical capabilities than we do. We may encounter increasing competition from other mining companies in our efforts to acquire mineral properties and hire experienced mining professionals. Increased competition in our business could adversely affect our ability to attract necessary capital funding, acquire suitable producing properties or prospects for mineral exploration in the future or maintain and develop our mine services business.

  We may be required to indemnify Sumitomo in certain circumstances under the terms of the San Cristóbal Purchase and Sale Agreement, and such payments could have a material adverse effect on our financial condition.

        Under the terms of the Plan, Apex Silver sold its interests in the San Cristóbal mine to Sumitomo. In connection with the Plan, Apex Silver assigned substantially all of its remaining assets to us, and we agreed to assume Apex Silver's obligations under the purchase and sale agreement by which Apex Silver sold the San Cristóbal mine. Under the terms of the agreement, we are required to indemnify Sumitomo in certain circumstances, including for losses, if any, arising as a result of a breach of certain customary representations and warranties, primarily regarding title to the interests which were sold. Our maximum exposure for such losses could be as much as the full amount of the $27.5 million cash purchase price, although for fraud or intentional misrepresentation, our liability exposure is not limited. Any obligation to make indemnification payments could have a material adverse effect on our financial condition.

Risks related to our common stock

  The market price for our common stock may be particularly volatile given our small and thinly traded public float, limited operating history and status as a successor to a company recently emerged from bankruptcy.

        Our common stock is not currently listed on a U.S. national securities exchange. Our common stock currently trades in interdealer and over-the-counter transactions, and price quotations have been available in the "pink sheets" under the symbol "GDMN". Our stock is also listed on the Toronto Stock Exchange. The market for our common stock has been relatively illiquid and characterized by significant price volatility when compared to more seasoned issuers. We expect that our share price could continue to be more volatile than a seasoned issuer for the indefinite future. The potential volatility in our share price may be attributable to a number of factors. For example, as noted above, our common stock is sporadically and thinly traded. As a consequence of this lack of liquidity, the trading of relatively small quantities of shares by our stockholders may disproportionately influence the price of those shares in either direction. The price for our shares could, for example, decline precipitously in the event that a large number of shares of our common stock is sold in the market without commensurate demand, as compared to a seasoned issuer which could better absorb those sales without adverse impact on its share price. In addition, we are a speculative or "risky" investment due to our limited operating history as Golden Minerals Company and our status as a successor to a corporation recently emerged from bankruptcy. As a consequence of this enhanced risk, more risk averse investors may, under the fear of losing all or most of their investment in the event of negative news or lack of progress, be more inclined to sell their shares in the market more quickly and at greater discounts than would be the case with the stock of a seasoned issuer. Many of these factors will be beyond our control and may decrease the market price of our common stock, regardless of our operating performance. Moreover, if you purchase shares in the offering, you will pay a price that may not be based on the trading price in the existing limited public trading market for our common stock. Instead, the initial public offering price will be determined by us and the underwriters following a bookbuilding process. Among the factors to be considered in determining the offer price, in addition to prevailing market conditions, will be estimates of our business potential, an assessment of our management and properties, and consideration of the above factors in relation to market valuation of companies in related businesses.

        We cannot make any predictions or projections as to what the prevailing market price for our common stock will be at any time, including as to whether our common stock will sustain market prices at or near the offering price, or as to what effect the sale of shares or the availability of common stock for sale at any time will have on the prevailing market price.

        In addition, the market price of our common stock could be subject to wide fluctuations in response to:

  •
  quarterly variations in our revenues, if any, and operating expenses;

  •
  volatility in metal prices;

  •
  announcements of news by us;

  •
  the operating and stock price performance of other companies that investors may deem comparable to us;

  •
  political developments in the foreign countries in which our properties, or properties for which we perform services, are located; and

  •
  news reports relating to trends in our markets or general economic conditions.

        Stock markets have experienced volatility that often has been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the price of our stock, regardless of our operating performance.

  If we or our existing stockholders sell additional shares of our common stock after this offering, the market price of our common stock could decline significantly.

        The market price of our common stock could decline as a result of sales of a large number of shares of common stock in the market after this offering, or the perception that such sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate or necessary. After the completion of this offering, we will have            shares of common stock outstanding. This number includes            shares being sold in this offering, which may be resold immediately in the public market.

        We and our officers and directors, as well as stockholders holding a substantial amount of our outstanding common stock, have agreed that, subject to certain exceptions, for a period of 180 days (for us and our directors and officers) or 90 days (for other stockholders) from the date of the underwriting agreement, we and they will not, without the prior written consent of Dahlman Rose & Company, directly or indirectly, offer, sell, agree to offer or sell, solicit offers to purchase, grant any call option or purchase any put option with respect to, pledge, borrow or otherwise dispose of any shares of common stock or any securities convertible into or exchangeable for shares of common stock, and will not establish or increase any "put equivalent position" or liquidate or decrease any "call equivalent position" with respect to any shares of common stock or any securities convertible into or exchangeable for shares of common stock (in each case within the meaning of Section 16 of the U.S. Exchange Act and the rules and regulations promulgated thereunder), or otherwise enter into any swap, derivative or other transaction or arrangement that transfers to another, in whole or in part, any economic consequence of ownership of any of shares of common stock or any securities convertible into or exchangeable for shares of common stock. A total of                    shares, or            % of our outstanding shares following completion of the offering, are subject to the foregoing restrictions. If a substantial number of these stockholders sell their shares, the market price of our common stock may decline.

        In addition, following the expiration of 180 days following the date of this prospectus, we may sell shares of our common stock. We anticipate that we will need to obtain additional financing during 2010 in order to fund the advancement of the El Quevar project and may elect to sell additional shares. Sales of a substantial number of additional sales, or the perception that such sales may occur, could cause the market price of our common shares to decline significantly.

  We do not anticipate paying a dividend in the foreseeable future.

        We anticipate that we will not pay cash dividends on our common stock in the foreseeable future. Moreover, our Amended and Restated Certificate of Incorporation and Bylaws prohibit the payment of dividends for a one-year period beginning March 24, 2009, and prohibit payment of dividends (in a single distribution or series of distributions) in excess of $1.5 million during the one-year period beginning March 24, 2010.

  We have a large number of authorized but unissued shares of our common stock which may lead to the dilution of our common stock.

        We have a large number of authorized but unissued shares of common stock, which our management may issue without further stockholder approval, thereby causing dilution of your holdings of our common stock. Our management will continue to have broad discretion to issue shares of our common stock in a range of transactions, including capital-raising transactions, mergers, acquisitions and in other transactions, without obtaining stockholder approval, unless required by applicable law or stock exchange rules. If our management determines to issue shares of our common stock from the large pool of authorized but unissued shares for any purpose in the future, your ownership position may be diluted without your further ability to vote on that transaction.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements include statements relating to our plans and expectations concerning the El Quevar project, the timing and budget for exploration of our portfolio of exploration properties, our expected cash needs and anticipated use of proceeds from this offering, and statements concerning our financial condition, operating strategies and operating and legal risks.

        We use the words "anticipate," "continue," "likely," "estimate," "expect," "may," "could," "will," "project," "should," "believe" and similar expressions to identify forward-looking statements. Statements that contain these words discuss our future expectations, contain projections or state other forward-looking information. Although we believe the expectations reflected in those forward-looking statements are reasonable, we cannot assure you that these expectations will prove to be correct. Our actual results could differ materially from those expressed or implied in these forward-looking statements as a result of the factors described under "Risk Factors" in this prospectus and other factors set forth in this prospectus, including:

  •
  The economic viability of the El Quevar project;

  •
  Our ability to raise necessary capital to finance advancement of the El Quevar project;

  •
  Our ability to retain key management and mining personnel necessary to successfully operate and grow our business;

  •
  Our ability to successfully manage our existing management agreement and successfully expand our mine services business, particularly if metals prices experience significant declines;

  •
  Worldwide economic and political events affecting the market prices for silver, gold and other minerals which may be found on our exploration properties; and

  •
  Political and economic instability in Argentina, Bolivia, Mexico, Peru, and other countries in which we conduct our business, and future actions of the government with respect to nationalization of natural resources or other changes in mining or taxation policies that may affect the management of the San Cristóbal mine.

        Many of those factors are beyond our ability to control or predict. You should not unduly rely on any of our forward-looking statements. These statements speak only as of the date of this prospectus. Except as required by law, we are not obligated to publicly release any revisions to these forward-looking statements to reflect future events or developments. All subsequent written and oral forward-looking statements attributable to us and persons acting on our behalf are qualified in their entirety by the cautionary statements contained in this section and elsewhere in this prospectus.

USE OF PROCEEDS

        We estimate, based on an assumed initial public offering price of $            per share, which is the midpoint of the range set forth on the cover page of this prospectus, that the net proceeds we will receive from this offering will be approximately $            , after deducting the underwriting discount and our estimated offering expenses of $            . If the over-allotment option is exercised in full, we expect the net proceeds to increase by approximately $            . We will not receive any proceeds from the sale of shares of common stock by the selling stockholders.

        We intend to use the net proceeds from this offering as follows:

  •
  Approximately $44 million to fund the advancement of the Yaxtché deposit at our El Quevar project, including:

  •
  Approximately $30 million to fund the construction of an underground drift and related infrastructure in order to develop additional information regarding the deposit and prepare a feasibility study, including detailed plant engineering; and

  •
  Approximately $14 million to fund concession option payments and a portion of the development and construction of the El Quevar project if results from the feasibility study are favorable. We currently anticipate that a total of approximately $50 to $70 million will be needed following the completion of the feasibility study in order to develop and construct an underground mine at El Quevar. If the project advances to development and construction, we intend to use a portion of the proceeds of this offering to fund such activities, but we will need to obtain additional financing. If the El Quevar project does not proceed to further development, we intend to use the proceeds of this offering that were intended to fund El Quevar development to instead fund the evaluation and advancement of other exploration projects in our portfolio.

  •
  Approximately $33 million to fund exploration of our portfolio of exploration properties during 2010, including:

  •
  Approximately $1 million to complete a first phase drilling program on the four targets on our Zacatecas project in Mexico, with up to an additional $12 million for additional drilling and analytical work on the targets if initial results are favorable;

  •
  Approximately $4.5 million for exploration activities at Viejo Campo and other targets outside of the Yaxtché deposit at El Quevar; and

  •
  Approximately $7.5 million for early stage exploration on our Antofalla project in Argentina, our Palca project in Peru, and our Elisa de Bordos project in Chile, including initial drilling and bulk sampling.

  •
  Working capital requirements or other general corporate purposes.

        The actual amount that we spend in connection with the intended use of proceeds may vary significantly from the amounts specified above, and will depend on a number of factors, including the results of our continued exploration activities in defining the El Quevar deposit and those described in the "Risk Factors" section of this prospectus. Depending on the opportunities, economic conditions and the results of the activities described above at El Quevar and our other exploration properties, we may use a portion of the proceeds to invest in acquisitions of other properties which are consistent with our business strategy.

        Until such time as the net proceeds of the offering are used as described above, we intend to invest the net proceeds primarily in short-term, investment-grade, interest-bearing securities.

DIVIDEND POLICY

        We have never declared or paid any cash dividends on our common stock and do not anticipate paying any cash dividends on our common stock in the foreseeable future. We currently intend to retain all future earnings, if any, to fund the development and growth of our business. In addition, our Amended and Restated Certificate of Incorporation and Bylaws prohibit the payment of dividends (in a single distribution or series of distributions) until after March 24, 2010 and prohibit payment of dividends (in a single distribution or series of distributions) in excess of $1.5 million until after March 24, 2011. Our board's ability to declare a dividend is also subject to limits imposed by Delaware corporate law.

CAPITALIZATION

        The following table summarizes our cash and cash equivalents and our consolidated capitalization as of June 30, 2009:

  •
  on an actual basis;

  •
  on an as adjusted basis to give effect to the sale of            shares of common stock in this offering by us based on an initial public offering price of $            per share, which is the midpoint of the range set forth on the cover page of the prospectus, after deducting the underwriting discount and estimated offering expenses payable by us.

        You should read this table together with the sections of the prospectus entitled "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," as well as our financial statements and related notes included in this prospectus. The table below assumes that there has been no exercise, in whole or in part, of the underwriters' option to purchase additional shares of our common stock in this offering.

	June 30, 2009
	Actual	As Adjusted
	(in thousands, except Share amounts)
Cash and cash equivalents	$15,658

Total debt, including current portion	—
Stockholders' equity
Common stock, $0.01 par value, 50,000,000 shares authorized; 3,257,735 shares issued and outstanding (actual), shares issued and outstanding (as adjusted)	$33
Additional paid-in capital	$36,837
Accumulated deficit	$(7,174)
Accumulated other comprehensive income (loss)	$826
Total stockholders' equity	$30,522

Total capitalization	$30,522

The table above includes 270,000 shares of restricted common stock issued under our 2009 Equity Incentive Plan as of June 30, 2009 but does not include 25,000 shares of common stock reserved for issuance under the 2009 Equity Incentive Plan in exchange for restricted stock units issued to our non-employee directors under the terms of our Non-Employee Directors Deferred Compensation and Equity Award Plan as of June 30, 2009, or the 12,265 shares reserved for issuance to former unsecured creditors of Apex Silver pursuant to the Plan.

SELECTED CONSOLIDATED FINANCIAL DATA

        The selected consolidated financial data for the period ended June 30, 2009 has been derived from our Form 10-Q for the period ended June 30, 2009. We emerged from Apex Silver's Chapter 11 proceedings on March 24, 2009. Accordingly, the data provided below for the period March 25, 2009 through June 30, 2009 represents the consolidated financial data for Golden Minerals and the data prior to March 25, 2009 represents the consolidated financial data for our predecessor, Apex Silver. The selected consolidated financial data of Apex Silver for the years ended December 31, 2008, 2007, and 2006 are derived from Apex Silver's audited consolidated financial statements. The selected consolidated financial data of Apex Silver for the years ended December 31, 2005 and 2004 are derived from our historic financial records. The financial information for all periods presented, except for the period ended June 30, 2009, has been revised for the retrospective adoption of FASB Statement No. 160, "Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51" ("FAS No. 160") and to reflect the San Cristóbal mine activity as discontinued operations. In addition, the amounts included as revenue have been reclassified from a net reduction of operating expenses for all periods presented. No amounts in the cash flow data have been reclassified. Amounts on the balance sheet formerly labeled minority interest are now referred to as noncontrolling interest and are included as a component of equity (deficit). Our financial statements are reported in U.S. dollars and have been prepared in accordance with generally accepted accounting principles in the United States. The following selected consolidated financial data should be read in conjunction with the consolidated financial statements and the related notes thereto beginning on page F-1 of this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	Six Months Ended June 30, 2009
	For The Period March 25, 2009 Through June 30, 2009	For The Period January 1, 2009 Through March 24, 2009	The Year Ended December 31,
			2008	2007	2006	2005	2004
	(Successor)	(Predecessor)
	(in thousands, except per share amounts)
Statement of Operations:
Revenue	$3,358	$1,350	$5,400	$5,400	$2,640	$143	$—
Operating expenses	(8,650)	(11,080)	(46,124)	(36,163)	(28,386)	(23,173)	(21,366)
Other income (expense), net(1)	(1,669)	253,516	(28,392)	(19,567)	14,602	13,682	2,521

(Loss) income from continuing operations before income taxes	(6,961)	243,786	(69,116)	(50,330)	(11,144)	(9,348)	(18,845)
Income tax expense	(213)	(165)	(618)	(879)	(749)	(379)	—

(Loss) income from continuing operations	(7,174)	243,621	(69,734)	(51,209)	(11,893)	(9,727)	(18,845)
Loss from discontinued operations(2)	—	(4,153)	(166,625)	(24,634)	(510,465)	(57,327)	—

Net (loss) income	(7,174)	239,468	(236,359)	(75,843)	(522,358)	(67,054)	(18,845)
Net (income) loss attributable to noncontrolling interest(3)	—	(7,869)	118,122	87,399	8,813	16	—

Net (loss) income attributable to stockholders	$(7,174)	$231,599	$(118,237)	$11,556	$(513,545)	$(67,038)	$(18,845)

Net (loss) income per Common Stock
Ordinary Share — basic
Net loss from continuing operations attributable to stockholders	$(2.40)	$4.13	$(1.18)	$(0.87)	$(0.21)	$(0.20)	$(0.41)
Net loss from discontinued operations attributable to stockholders	—	(0.20)	(0.82)	1.07	(8.88)	(1.18)	—

Net (loss) income attributable to stockholders	$(2.40)	$(3.93)	$(2.01)	$0.20	$(9.09)	$(1.38)	$(0.41)

	Six Months Ended June 30, 2009
	For The Period March 25, 2009 Through June 30, 2009	For The Period January 1, 2009 Through March 24, 2009	The Year Ended December 31,
			2008	2007	2006	2005	2004
	(Successor)	(Predecessor)
	(in thousands, except per share amounts)
Net income (loss) per Common Stock
Ordinary Share — diluted
Net loss from continuing operations attributable to stockholders	$(2.40)	$(0.06)	$(1.18)	$(0.87)	$(0.21)	$(0.20)	$(0.41)
Net loss from discontinued operations attributable to stockholders	—	(0.17)	(0.82)	1.07	(8.88)	(1.18)	—

Net income (loss) attributable to stockholders	$(2.40)	$(0.23)	$(2.01)	$0.20	$(9.09)	$(1.38)	$(0.41)

Weighted average Common Stock / Ordinary Shares outstanding — basic	2,988	59,001	58,947	58,715	56,498	48,616	46,528

Weighted average Common Stock / Ordinary Shares outstanding — diluted	2,988	69,171	58,947	58,715	56,498	48,616	46,528

Cash Flow Data:
Net cash used in operating activities	$(10,138)	$(13,849)	$(139,554)	$(166,029)	$(70,727)	$(24,338)	$(9,218)
Net cash provided by (used in) investing activities	$176	$43,043	$(95,842)	$40,254	$(223,012)	$(1,869)	$(518,926)
Net cash provided by (used in) financing activities(4)	$—	$(37,297)	$228,383	$116,671	$338,771	$3,275	$538,370
			At December 31,
	At June 30, 2009
			2008	2007	2006	2005	2004
Balance Sheet Data:
Total assets	$34,773		$606,347	$1,324,911	$1,270,096	$780,511	$693,818
Long term liabilities	$596		$73,504	$1,040,098	$1,278,474	$467,743	$339,987
Noncontrolling interest	$—		$150,792	$—	$40	$34	$—
Stockholders' equity (deficit)	$30,522		$(199,080)	$(84,101)	$(103,290)	$227,229	$346,116

(1)
The June 30, 2009 amount for the predecessor period ended March 24, 2009 includes a $248.2 million gain from extinguishment of debt and a $9.1 million fresh start accounting gain both related to the reorganization and emergence from Chapter 11 bankruptcy.

(2)
Amounts shown for the years ended December 31, 2008, 2007, 2006 and 2005 include gains and losses related to Apex Silver's open metals derivative positions, including realized cash losses related to the settlement of the positions during 2008 and 2007 and unrealized mark-to-market gains and losses during 2008, 2007, 2006 and 2005. See Note 14, "Derivative Positions," in our Consolidated Financial Statements. The 2008 amount also includes a $63.1 million gain related to the sale of our retained interest in Sumitomo's share of future silver and zinc production from the San Cristóbal mine. The 2006 amount also includes a $199.6 million gain related to the sale to Sumitomo of a 35% interest in the subsidiaries that own and operate the San Cristóbal mine.

(3)
In accordance with generally accepted accounting principles in the United States at the time, we did not allocate losses to the noncontrolling interest in excess of the minority owner's recorded interest in the subsidiary and at December 31, 2007 and 2006, we had absorbed approximately $23.6 million and $98.8 million of losses, respectively, that normally would have been allocated to the noncontrolling interest. During 2008 and 2007, $23.6 million and $75.2 million of the losses previously absorbed were recouped and included in noncontrolling interest in losses of consolidated subsidiaries for the respective periods. See Note 18, "Noncontrolling Interests," in our Consolidated Financial Statements.

(4)
The 2008 amount includes $150 million of funding by Sumitomo directly to Apex Silver's San Cristóbal mine. The 2007 amount includes $45 million of borrowings under Apex Silver's project finance facility. The 2006 amount includes $180.0 million of borrowings under the project finance facility and $156.8 million of net proceeds from the sale of ordinary shares of Apex Silver. The 2004 amount includes $328.1 million of net proceeds from the issuance of Apex Silver's 4.0% and 2.875% Convertible Senior Subordinated Notes due 2024 and $208.6 million of net proceeds from sale of ordinary shares of Apex Silver.

 PRICE RANGE OF SHARES OF COMMON STOCK

        Our common stock currently trades in interdealer and over-the-counter transactions, and price quotations have been available in the "pink sheets" under the symbol "GDMN". The following table sets forth the high and low sales prices per share as reported by The Pink Sheets LLC at www.pinksheets.com. Although the prices have been obtained from a source believed to be reliable, no assurances can be given with respect to the accuracy of such prices. In addition, such prices reflect interdealer prices, which may not include retail mark-up, mark down or commission, and may not necessarily represent actual transactions.

2009	High	Low
April*	$0.15	$0.01
May	$2.48	$0.90
June	$2.90	$1.94
July	$3.25	$2.35
August	$4.15	$3.05
September	$6.40	$3.60
October**	$6.73	$5.95

*
Since April 20, 2009, the date of the first reported transaction in our common stock on the Pink Sheets.

**
Through October 9, 2009.

        Our common stock is also listed on the Toronto Stock Exchange and trades under the symbol "AUM". The following table sets forth the high and low sales price per share for each month since of common stock began trading on the Toronto Stock Exchange.

2009	High(1)	Low(1)
July*	$2.97	$2.95
August	$4.71	$3.41
September	$6.71	$3.26
October**	$7.66	$5.52

*
Since July 16, 2009, the date our common stock commenced trading on the Toronto Stock Exchange.

**
Through October 9, 2009.

(1)
All Canadian share prices were converted to U.S. dollars based on an exchange rate of 0.9593, as reported by the Bank of Canada, as of October 9, 2009. On October 9, 2009, the closing sales price for common stock was Cdn$7.11 per share on the Toronto Stock Exchange ($6.82, as converted to U.S. dollars).

        As of October 9, 2009, we had 27 stockholders of our common stock of record based upon the stockholders list provided by our transfer agent, Olympia Trust Company.

DILUTION

        Dilution represents the difference between the public offering price per share of our common stock and the net tangible book value per share of our common stock immediately after completion of this offering. Net tangible book value is the amount that results from subtracting total liabilities and intangible assets from total assets.

        As of            , 2009, the net tangible book value of our common stock was approximately $            , or approximately $            per share based upon             shares of common stock outstanding.

        Upon completion of this offering at an assumed public offering price of $            per share, but without taking into account any change in the net tangible book value after completion of this offering other than that resulting from the sale of the shares and receipt of the total proceeds of $            (net of underwriting commissions), the net tangible book value of the            shares to be outstanding will be $            , or approximately $            per share of our common stock. Accordingly, the net tangible book value of our common stock held by our existing stockholders (            shares) will be increased by $            per share without any additional investment on their part. The purchasers of our common stock in this offering will incur immediate dilution (a reduction in the net tangible book value per share from the offering price of $            per share) of $            per share. As a result, after completion of the offering, the net tangible book value of our common stock held by purchasers in this offering would be $            per share, reflecting an immediate reduction in the $            price per share they paid for their shares.

        The following table illustrates the per share dilution to the new investors without giving any effect to the results of any operations subsequent to            :

Public offering price per share	$
Net tangible book value per share prior to this offering	$
Net tangible book value per share after this offering	$
Increase in net tangible book value per share attributable to cash payments from purchasers of the shares	$
Immediate dilution to new investors in this offering	$

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and related notes appearing elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth under "Risk Factors" in this prospectus.

Our Company

        We are a mineral exploration and mining services company with a diversified portfolio of precious metals and other mineral exploration properties located in or near the traditional silver producing regions of Mexico and South America. We are currently focused on the advancement of our El Quevar silver project in northwestern Argentina.

        Our team of mining professionals also provides mine management services. We currently manage the San Cristóbal silver, zinc and lead mine in Bolivia for Sumitomo.

        We were incorporated in March 2009 and are the successor to Apex Silver for purposes of reporting under the U.S. Exchange Act. In January 2009, Apex Silver and its wholly-owned subsidiary, Apex Silver Mines Corporation, filed voluntary petitions for relief under Chapter 11 of the U.S. Bankruptcy Code. In connection with the Plan, Apex Silver sold its interest in the San Cristóbal mine to Sumitomo. Substantially all of Apex Silver's remaining assets, including its various subsidiaries that hold the interests in our portfolio of exploration properties, were assigned to us.

        Currently, our only sources of revenue are associated with our management services agreement, royalty and interest income, and sales of non-core properties for cash. We expect to incur an operating loss for 2009 and future periods unless and until El Quevar or one of our other exploration properties is developed and goes into production. We cannot predict when or if that will occur.

Recent Developments

        Our operations have changed substantially as a result of the sale of the San Cristóbal mine to Sumitomo in connection with emergence from Apex Silver's Chapter 11 proceedings. We no longer own an operating mine. Instead, we have focused our efforts primarily on advancing our El Quevar project and managing the San Cristóbal mine for Sumitomo under the terms of the San Cristóbal Management Services Agreement. We have also continued to make progress in advancing the exploration of our portfolio of exploration properties. Events which have occurred during the period from our inception through the date of this prospectus are described below:

  •
  We completed significant additional drilling at El Quevar. Our field work at El Quevar has now identified 13 target areas believed to have potential for the discovery of additional silver mineralization. Through September 30, 2009, we have drilled a total of 162 holes totaling approximately 29,000 meters at El Quevar. In October 2009, we received an updated independent technical report which estimates 310,000 tonnes of mineralized material in the Yaxtché deposit at an average silver grade of 430.02 grams per tonne. See "Business and Properties — El Quevar — Geology and Mineralization."

  •
  The San Cristóbal mine has operated successfully under our management, generating positive operating cash flow for the quarter ended June 30, 2009. During that period, the mine achieved average concentrator throughput of 42,920 tonnes per day, exceeding the 40,000 tonnes per day designed capacity. Zinc concentrate production during that period was approximately 125,900 tonnes and lead concentrate production during the period was approximately 26,000 tonnes.

    Payable metal production from the San Cristóbal mine during that period totaled approximately 4.3 million ounces of silver, 62,300 tonnes of zinc and 17,100 tonnes of lead.

  •
  We have continued to advance our field evaluations of our more promising prospects and have initiated or continued drilling at several of our properties. Among these prospects are the high-grade vein targets in the Zacatecas district of central Mexico, where we have identified four areas that contain significant silver and base metal values in quartz veins and as disseminations in sedimentary rocks. In Peru, we have developed another potential high-grade vein target at our Palca project, where at least four veins exhibit silver values greater than 100 grams per tonne with associated lead, zinc and gold values. We have also developed potentially high grade silver targets at our Elisa de Bordos project in Chile and at Antofalla in Argentina. We are currently conducting initial drill tests of the Pánuco project in the Zacatecas district and at Antofalla and Elisa de Bordos.

  •
  Our common stock commenced trading on the Toronto Stock Exchange on July 16, 2009 under the ticker symbol "AUM".

  •
  On July 23, 2009, we completed the disposition of certain of our auction rate securities ("ARS") through two brokerage firms. We received approximately $2.5 million in exchange for the securities, which had a carrying value of approximately $3.8 million at March 31, 2009. The investments were illiquid securities that were assigned to us from Apex Silver in connection with the emergence from Chapter 11 proceedings. On October 1, 2009, we completed the disposition of our remaining ARS through a brokerage firm. We received approximately $550,000 in exchange for the securities, which had a carrying value of approximately $2.2 million.

  •
  In August 2009, we sold three concessions located adjacent to our Zacatecas properties to a wholly-owned subsidiary of Capstone Mining Corp. We received (i) a cash payment of $1.0 million, (ii) a 1.5% net smelter return on the first one million tonnes of production on the concessions, and (iii) a 3% net smelter return on production in excess of one million tonnes on the concessions. The concessions are located outside of our targeted exploration program for the area and there is currently no production on the concessions.

Results of Operations

        In this prospectus we present historical financial statements of Apex Silver. These financial statements have been updated to reclassify the activity of the San Cristóbal mine and related subsidiaries to discontinued operations as the result of the sale of the San Cristóbal mine effective March 24, 2009. Because of the significant differences between the business operations of the two companies, the historical performance of Apex Silver may not be indicative of our future performance.

Comparison of the Six Month Periods ended June 30, 2009 and June 30, 2008

        For the results of continuing operations discussed below, we compare the results of continuing operations of Apex Silver for the 83-day period ended March 24, 2009 and the results of our continuing operations for the 98-day period ended June 30, 2009 to the results of continuing operations of Apex Silver for the six month period ended June 30, 2008. The results of operations of the San Cristóbal mine and related subsidiaries that were sold during the first quarter 2009 are aggregated and presented as discontinued operations of Apex Silver for the six month period ended June 30, 2008 and the 83-day period ended March 24, 2009. Golden Minerals does not report discontinued operations.

Continuing Operations

        Management service fees.    We recorded $4.7 million of management service fee income ($3.4 million and $1.3 million for us and Apex Silver, respectively) for the six months ended June 30, 2009. Our

$3.4 million of revenue is related to the San Cristóbal Management Services Agreement and is comprised of $3.0 million of fees (which included reimbursement for direct administrative expenses of $1.4 million) and $0.4 million for reimbursed withholding taxes. Apex Silver's $1.3 million of management service fees is all related to fees received by Apex Silver from a subsidiary included in discontinued operations. Management service fees for the six months ended June 30, 2008 were $2.7 million and were all related to fees received by Apex Silver from a subsidiary included in discontinued operations.

        Cost of services.    We recorded $1.1 million of costs of services (all related to us) for the six months ended June 30, 2009. The cost of services is comprised of reimbursed out-of-pocket costs incurred by us related to the San Cristóbal Management Services Agreement. Apex Silver recorded no cost of services for the six month period ended June 30, 2008.

        Exploration.    Our exploration expenses, including property holding costs and allocated administrative expenses, totaled $7.0 million ($3.5 million and $3.5 million for us and Apex Silver, respectively) for the six month period ended June 30, 2009, as compared to $15.3 million for the six months ended June 30, 2008. Exploration expenses were incurred primarily at El Quevar in Argentina and in Mexico and Peru and include property holding costs and costs incurred by the local exploration offices. None of the exploration expenses reported relate to San Cristóbal.

        Administrative and reorganization.    Administrative expenses totaled $8.1 million ($3.3 million and $4.8 million for us and Apex Silver, respectively) for the six month period ended June 30, 2009, as compared to $8.6 million for the six months ended June 30, 2008. Administrative expenses, including costs associated with being a public company, are incurred primarily by our corporate activities in support of our exploration program and our management services for the San Cristóbal mine. Reorganization expenses were $0.7 million and $3.7 million for our results and Apex Silver's results for the six month period ended June 30, 2009, respectively. The reorganization expenses relate to expenses for professional services incurred as a result of Apex Silver's bankruptcy filing and the sale of its interest in the San Cristóbal mine to Sumitomo. We incurred no reorganization expense during the six months ended June 30, 2008.

        Loss on Auction Rate Securities.    Loss on ARS investments totaled $2.1 million ($1.3 million and $0.8 million for us and Apex Silver, respectively) for the six month period ended June 30, 2009, as compared to $3.1 million for the six months ended June 30, 2008. The auctions for certain of our ARS began to fail during the third quarter of 2007 and continued to fail through June 30, 2009. The markets for the ARS have continued to deteriorate resulting in the recording of additional impairment charges. At June 30, 2009, the carrying value of our ARS was $4.6 million. We have since liquidated our remaining ARS positions receiving approximately $3.1 million.

        Interest and Other Income.    We recorded interest and other income of $1.3 million ($0.3 million and $1.0 million for us and Apex Silver, respectively) for the six month period ended June 30, 2009, as compared to $3.6 million for the six months ended June 30, 2008. We held lower average cash and investment balances during 2009 as compared to the same period in 2008, which resulted in lower interest being earned. In addition, interest rates were lower during 2009 as compared to the preceding years.

        Royalty Income.    We recorded royalty income from the Platosa property in Mexico on which we retained a net smelter return royalty of $0.2 million ($0.1 million and $0.1 million for us and Apex Silver, respectively) for the six month period ended June 30, 2009, as compared to $0.2 million for the six months ended June 30, 2008. The property is being test mined by a joint venture partner, and we receive a royalty for product sold from the test mining operation. We believe that the two 2009 quarterly payments have been withheld by Excellon pending completion of discussions regarding funding of certain expenses pursuant to a joint venture on a separate contiguous property.

        Interest and Other Expense.    We recorded interest and other expense of $0.3 million ($0.0 million and $0.3 million for us and Apex Silver, respectively) for the six month period ended June 30, 2009, as compared to $5.3 million for the six months ended June 30, 2008. The expense for both periods was primarily the result of interest incurred on Apex Silver's Convertible Senior Subordinated Notes due 2024. Apex Silver ceased accruing interest on the convertible notes following the filing for protection under Chapter 11 on January 12, 2009 and the notes were cancelled on March 24, 2009 in connection with our emergence from bankruptcy. The convertible notes were outstanding during the full six month period ended June 30, 2008.

        Income Taxes.    We are subject to U.S. income taxes on income derived from services provided to the San Cristóbal mine. Otherwise, we do not currently conduct business in the U.S. that would generate significant U.S. taxable income. Our income tax provisions of $0.4 million ($0.2 million and $0.2 million for us and Apex Silver, respectively) for the six month period ended June 30, 2009, and $0.3 million for the six months ended June 30, 2008 consist of withholding taxes either accrued or paid to Bolivia in connection with management services provided to the San Cristóbal mine.

Discontinued Operations — San Cristóbal.

        The loss from discontinued operations for the six months ended June 30, 2009 of $4.2 million was incurred during the 83-day period ended March 24, 2009 as discontinued operations related to the San Cristóbal asset group were sold at that date. We recognized an $8.4 million loss on the sale of the San Cristóbal asset group which is included in discontinued operations for the period.

        The gain from discontinued operations related to the San Cristóbal mine for the six month period ended June 30, 2008 totaled $266.4 million. The gain was primarily the result of a $195.6 million mark-to-market gain related to Apex Silver's open metal derivative positions, a $63.1 million gain on certain deferred payments sold to Sumitomo, partially offset by a $16.9 million net loss from operations and $24.6 million of net interest and financing expense.

Comparison of the Years Ended December 31, 2008, 2007 and 2006

        Set forth below is a summary of significant components of Apex Silver's revenues and expenses for the years ended December 31, 2008, 2007 and 2006. Certain components of revenues and expenses have been updated to reflect the activity of the San Cristóbal mine and related subsidiaries in discontinued operations for the years ended December 31, 2008, 2007 and 2006 as the result of the sale of the San Cristóbal mine effective March 24, 2009.

        Management Service Fees.    Apex Silver recorded management service fees of $5.4 million, $5.4 million and $2.7 million for the years ended December 31, 2008, 2007 and 2006, respectively. Beginning in mid-2006 Apex Silver entered into an agreement with Minera San Cristóbal SA, the Bolivian subsidiary which owned and operated the San Cristóbal mine, whereby it charged Minera San Cristóbal $450,000 per month as a management service fee. This arrangement terminated on March 24, 2009. None of the amounts reflected in prior periods pertain to our current San Cristóbal Management Services Agreement.

        Exploration.    Apex Silver's exploration expenses, including property holding costs and allocated administrative expenses, were $25.4 million for the year ended December 31, 2008, as compared to $15.4 million and $8.3 million for the years ending December 31, 2007 and 2006, respectively. Exploration expense was incurred primarily in Argentina, Mexico and Peru. During 2008, Apex Silver increased drilling programs and other geologic testing to increase the rate of evaluation of many of its properties. None of the exploration expenses reported relate to the San Cristóbal mine. All of Apex Silver's exploration properties were assigned to us in March 2009 in connection with the emergence from Chapter 11 proceedings.

        Administrative.    Administrative expense was $20.2 million, $20.3 million and $19.7 million for the years ended December 31, 2008, 2007 and 2006, respectively. Administrative expenses were incurred primarily by Apex Silver's corporate activities and consisted primarily of compensation costs, professional fees paid for accounting and legal services, office and equipment lease costs and other general costs.

        Interest and Other Income.    Apex Silver recorded interest and other income of $5.6 million, $19.4 million and $10.1 million for the years ended December 31, 2008, 2007 and 2006, respectively. It held lower average cash and investment balances during 2008 as compared to the preceding years which resulted in lower interest being earned. In addition, interest rates were also lower during 2008 as compared to the preceding years.

        Royalty Income.    During 2008, 2007 and 2006, Apex Silver earned $0.4 million, $1.3 million and $1.6 million, respectively, of royalty income from a property in Mexico on which it retained a net smelter return royalty. The property is being test mined by a joint venture partner, and Apex Silver received a royalty for product sold from the test mining operation. This property was assigned to us in March 2009 in connection with the emergence from Chapter 11 proceedings.

        Interest Expense and Other Borrowing Costs.    For the years ended December 31, 2008 and 2007 Apex Silver recorded interest expense and other borrowing costs in the amounts of $15.8 million and $5.7 million, respectively. Interest incurred during the construction of the San Cristóbal mine was capitalized. Consequently the 2007 interest expense and other borrowing costs amount is net of $4.9 million of interest capitalized and 100% of the $12.2 million of interest costs incurred during 2006 was capitalized. Interest expense and other borrowing costs as well as amounts capitalized for all periods was all related to interest incurred on Apex Silver's Convertible Senior Subordinated Notes due 2024, which were cancelled on March 24, 2009 in connection with the emergence from Chapter 11 proceedings. We have no indebtedness.

        Loss on Auction Rate Securities.    For the years ended December 31, 2008 and 2007, Apex Silver recognized impairment charges related to its ARS investments of $16.3 million and $34.5 million, respectively. The impairment charges are the result of deteriorating markets for certain of the ARS it held for which the auctions continued to fail. The auctions for certain of the ARS began to fail during the third quarter of 2007 and continued to fail through December 31, 2008. At December 31, 2008 the carrying value of Apex Silver's ARS is $5.1 million.

        Discontinued Operations — San Cristóbal.    The aggregated results of operations for the discontinued San Cristóbal mine totaled losses of $166.6 million, $24.6 million and $510.5 million for the years ended December 31, 2008, 2007 and 2006, respectively. See Note 1, "Operations," in Apex Silver's Consolidated Financial Statements for detailed components of the losses from discontinued operations for each of the periods presented.

        Net Loss attributable to Noncontrolling Interests (formerly Minority Interest).    For the years ended December 31, 2008, 2007 and 2006, Apex Silver allocated losses to the noncontrolling interest of $118.1 million, $87.4 million and $8.8 million, respectively. The 2008 amount is primarily related to Sumitomo's interest in certain losses related to San Cristóbal property, plant and equipment impairment charges and inventory write downs partially offset by gains related to marking Apex Silver's metal derivative positions to market. For the years ended December 31, 2007 and 2006 Apex Silver did not allocate certain losses to the noncontrolling interests because generally accepted accounting principles in the United States at that time did not allow for the allocation of losses to the noncontrolling interest if the noncontrolling interest's equity balance is in a deficit position. Consequently, for the years ended December 31, 2007 and 2006, Apex Silver had absorbed approximately $23.6 million and $98.8 million of losses, respectively, that normally would have been allocated to the noncontrolling interest. When the noncontrolling interest's equity balance returns to positive, as the result of capital contributions and income distributions, Apex Silver is able to allocate the previously absorbed losses to the noncontrolling interest. Accordingly, of the $98.8 million loss Apex Silver absorbed during the year ended December 31, 2006, $75.2 million was allocated to the noncontrolling interest during the year ended December 31, 2007 and the remaining $23.6 million was allocated to the noncontrolling interest during the year ended

December 31, 2008. Also, during 2008, Sumitomo advanced an additional $86.9 million to fund its share of operating costs related to the San Cristóbal mine, Apex Silver recorded $14.1 million of interest due Sumitomo on its cumulative share of advances to fund the San Cristóbal mine, and Sumitomo loaned Minera San Cristóbal $150.0 million under a working capital facility. All of these transactions were recorded to noncontrolling interest.

Liquidity and Capital Resources

        For the year ending December 31, 2010, we expect to spend approximately $10 million on general and administrative costs, approximately $30 million at the El Quevar project for the construction of an underground drift and related workings and the preparation of a feasibility study, approximately $14 million to fund concession option payments and a portion of the development and construction of El Quevar, assuming the results from the feasibility study are favorable, and approximately $33 million to advance our portfolio of other exploration properties.

        As of June 30, 2009, we had approximately $16 million in cash and cash equivalents. We plan to fund the expenditures described above from our existing cash and investment balances, from the approximately $6 million of annual net cash flow from our management services agreement with San Cristóbal (comprised of the annual fee, net of reimbursed administrative expenses), from an anticipated $1 million of interest and other cash receipts during the period, and from the proceeds of this offering. See "Use of Proceeds."

        Based on our work to date, we currently estimate that approximately $50 to $70 million will be required in addition to amounts needed to complete the underground drift and feasibility study in order to construct a mine at El Quevar. This is a preliminary estimate and the actual cost may vary significantly. We expect to reserve a portion of the proceeds of this offering to fund a portion of the development and construction costs for El Quevar, but will likely need to obtain additional financing during the second half of 2010 if the El Quevar project proceeds to development and construction. There can be no assurance that we will be successful in raising additional capital in the future on terms acceptable to us or at all. If we are unable to obtain additional capital during 2010, the potential development of the El Quevar project may be delayed and we may not be able to increase our interest in the project to 80% and our interest could decrease to 35%.

Critical Accounting Policies and Estimates

        The selection and application of accounting policies is an important process that has developed as our business activities have evolved and as the accounting rules have changed. Accounting rules generally do not involve a selection among alternatives, but involve an implementation and interpretation of existing rules, and the use of judgment, to the specific set of circumstances existing in our business. Discussed below are the accounting policies that we believe are critical to our financial statements due to the degree of uncertainty regarding the estimates or assumptions involved and the magnitude of the asset, liability, revenue or expense being reported.

Adoption of Accounting Standards Requiring Retrospective Application and Other Reclassifications

        During December 2007 the FASB issued FASB Statement No. 160, "Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51" ("FAS No. 160"). A noncontrolling interest, formerly called a minority interest, is the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent. The objective of this Standard is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards related to noncontrolling interests. We adopted FAS No. 160 effective January 1, 2009 and will no longer report minority interest in the "mezzanine," but we will reflect such noncontrolling interests as part of equity. The provisions of FAS

No. 160 have been retrospectively applied to all periods present in the accompanying Consolidated Financial Statements. See Note 18 to the Consolidated Financial Statements for a discussion of noncontrolling interests.

        As a result of the sale of our San Cristóbal mine (see Note 2 to the Consolidated Financial Statements), and per the guidance of Emerging Issues Task Force 03-13, "Applying the Conditions in Paragraph 42 of FASB Statement No. 144 in Determining Whether to Report Discontinued Operations" ("EITF 03-13"), we have retrospectively reclassified historical amounts on the Consolidated Statements of Operations and Comprehensive Income (Loss) for the San Cristóbal mine activity to discontinued operations for all periods presented.

Mineral Reserves

        Mineral reserve estimates involve subjective judgment and are based on numerous assumptions that may later prove to be inaccurate. These estimates include engineering evaluations of assay values derived from samplings of drill holes and other openings. Additionally, changes in the market prices of metals may render certain mineral reserves containing relatively lower grades of mineralization uneconomic to mine. Further, availability of permits, changes in operating and capital costs, and other factors could materially and adversely affect mineral reserves. We have not established proven or probable reserves at any of our exploration properties.

Mineral Properties

        When and if we determine that a mineral property has proven and probable reserves, subsequent development costs are capitalized to mineral properties. When mineral properties are developed and operations commence, capitalized costs are charged to operations using the units-of-production method over proven and probable reserves.

Asset Retirement Obligations

        We record asset retirement obligations in accordance with Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("FAS No. 143"), which establishes a uniform methodology for accounting for estimated reclamation and abandonment costs. According to FAS No. 143, the fair value of a liability for an asset retirement obligation ("ARO") is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. An offsetting asset retirement cost ("ARC") is capitalized as part of the carrying value of the assets with which it is associated, and depreciated over the useful life of the asset.

        The discussion above highlights critical accounting policies for Golden Minerals. Certain other policies were relevant to Apex Silver in its capacity as the owner of San Cristóbal. See Note 4 of the accompanying Notes to our Consolidated Financial Statements included in this prospectus beginning on page F-1 in this prospectus for a discussion of those policies.

Table of Contractual Obligations

        The following table summarizes our contractual obligations at June 30, 2009:

Contractual Obligations	Total	Less Than 1 Year	1 - 3 Years	3 - 5 Years	More Than 5 Years
	(in thousands of $)
Operating leases(1)	1,933	194	757	810	172
El Quevar concession payments(2)	110	22	44	44	—	(4)
Purchase option agreement payments(3)	2,850	700	2,150	0	—

(1)
The operating lease obligations are related to our corporate headquarters office. The current lease expires November 14, 2014.

(2)
We make annual maintenance payments of approximately $22,000 to the Argentine federal government to maintain the El Quevar project concessions held by Minera El Quevar S.A. These payments include payments for both owned concessions and concessions under purchase option agreements.

(3)
In addition to the annual maintenance payments to the Argentine federal government, we make payments to the current concession owners for the properties under option agreements in order to retain title to the properties. Amounts shown only include the concessions held by Minera El Quevar S.A., which include the Yaxtché zone. Payments associated with other concessions at the El Quevar project are not included because exploration success is historically low and we have the right to terminate the payments and release the concessions at any time.

(4)
We cannot currently estimate the life of the El Quevar project. This table assumes that no annual maintenance payments will be made more than five years after June 30, 2009. If we develop a mine at the El Quevar project, we expect that we would make annual maintenance payments of approximately $22,000 per year for the life of the mine.

        From time to time we enter into lease option agreements related to exploration properties that are of interest to us. These agreements typically contain escalating lease payments required to maintain our exploration rights to the property. Such agreements are not included in the above table because exploration success is historically low and we have the right to terminate the agreements at any time.

        We have not included a table of contractual obligations for Apex Silver as of December 31, 2008 as all those contractual obligations were related to the San Cristóbal mine, which has been sold, or have otherwise terminated.

Off-Balance Sheet Arrangements

        We do not have any off balance sheet arrangements.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

        We invest substantially all of our excess cash in U.S. government and debt securities rated "investment grade" or better. The rates received on such investments may fluctuate with changes in economic conditions. Based on the average cash, restricted cash, investments and restricted investment balances outstanding during the three months ended June 30, 2009, a 1% decrease in interest rates would have resulted in a reduction in interest income for the period of approximately $0.1 million.

Foreign Currency Exchange Risk

        Although most of our expenditures are in U.S. dollars, certain purchases of labor, operating supplies and capital assets are denominated in other currencies. As a result, currency exchange fluctuations may impact the costs of our operations. To reduce this risk, we maintain minimum cash balances in foreign currencies and complete most of our purchases in U.S. dollars.

Commodity Price Risk

        One of our primary business activities is the exploration of properties containing silver, zinc, lead, copper, gold and other minerals, As a result, decreases in the price of any of these metals have the potential to negatively impact our ability to establish reserves and develop our exploration properties. None of our properties is in production and we do not currently hold any commodity derivative positions.

BUSINESS AND PROPERTIES

Overview

        We are a mineral exploration and mining services company with a diversified portfolio of precious metals and other mineral exploration properties located in or near the traditional silver producing regions of Mexico and South America. Our management team is comprised of experienced mining professionals with over 160 years of combined experience in mineral exploration, mine construction and development, and mine operations. We are based in Golden, Colorado and maintain exploration offices in Argentina, Mexico and Peru.

        We are currently focused on advancement of our El Quevar silver project in northwestern Argentina. We have spent approximately $12 million on exploration costs at El Quevar since 2004. Based on an independent technical report completed in October 2009, there are an estimated 310,000 tonnes of mineralized material at an average silver grade of 430.02 grams per tonne. See "— El Quevar — Geology and Mineralization." We are engaged in additional drilling, metallurgical analysis and other advanced exploration work at El Quevar, as well as preparation of a feasibility study. Our interest in the El Quevar project can increase from 65% to 80% if we complete a feasibility study by November 2010 and begin production within two years following completion of the feasibility study.

        In addition to El Quevar, we own and control a portfolio of approximately 35 exploration properties located primarily in Mexico and South America. Our 100% controlled Zacatecas silver and base metals project in Mexico is at an intermediate stage of exploration, with four separate target areas on which we are currently conducting exploration activities, including drilling. We are also conducting drilling programs to explore several of our other projects, including Antofalla in Argentina, Palca in Peru, and Elisa de Bordos in Chile.

        Our team of mining professionals also provides mine management services. We currently manage the San Cristóbal silver, zinc and lead mine in Bolivia for Sumitomo.

Company History

        We were incorporated in March 2009, and are the successor to Apex Silver for purposes of reporting under the U.S. Exchange Act. In January 2009, Apex Silver and its wholly-owned subsidiary, Apex Silver Mines Corporation, filed voluntary petitions for relief under Chapter 11 of the U.S. Bankruptcy Code. In connection with the Plan, Apex Silver sold its interest in the San Cristóbal mine to Sumitomo. Substantially all of Apex Silver's remaining assets, including its various subsidiaries that hold a broad portfolio of exploration properties, were assigned to us.

        Under the Plan, the holders of subordinated notes of Apex Silver received a pro rata distribution of Golden Minerals common stock and cash. An additional 12,265 shares of common stock of Golden Minerals have been reserved for issuance to former unsecured creditors of Apex Silver, if any. To date, none of these shares have been issued and under the terms of the Plan, the shares will be distributed pro rata to the former holders of Apex Silver's subordinated notes in November 2009. Apex Silver's equity holders received no recovery under the Plan, and the ordinary shares of Apex Silver are being cancelled in connection with a Cayman Islands liquidation proceeding that is expected to be completed prior to the end of 2009. Apex Silver and Apex Silver Mines Corporation were also discharged from any and all claims arising prior to the effective date of the Plan, except as provided by the Plan, and all persons holding such claims are enjoined from asserting such claims against Apex Silver, Apex Silver Mines Corporation (now owned by Golden Minerals and renamed Golden Minerals Services Corporation), Golden Minerals and certain third parties, including present and former directors and officers.

        Golden Minerals Services Corporation, our wholly-owned subsidiary headquartered in Golden, Colorado, is the operating entity through which we conduct our business. We also wholly-own a number of subsidiaries organized in countries throughout the world, including Canada, Mexico, Central America,

South America, the Caribbean, Europe, and Australia. We generally hold our exploration rights and properties through subsidiaries organized in the countries in which our rights and properties are located.

Our Competitive Strengths and Business Strategy

        Our business strategy is to develop and operate our own mines and to continue to provide mine development and operations services to mines owned by others. We believe we are well positioned to implement this strategy for the reasons described below.

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  Experienced Management Team.    We are led by a team of mining professionals with over 160 years of combined experience in exploration, project development, construction and operations all over the world. Our executive officers have held senior positions at various large mining companies including Cyprus Amax Minerals Company, Phelps Dodge Corporation, Inco Limited, Homestake Mining Company and Kinross Gold Corporation. See "Our Management Team." Our executive team has a proven ability to manage large projects in challenging environments, as evidenced by our successful development, construction and continued operation of the San Cristóbal mine in Bolivia. The San Cristóbal mine, which cost approximately $1 billion to develop and construct, is one of the largest silver, zinc and lead mines in the world.

  We seek to leverage the experience and skill of our management team by providing mine management services. We manage the San Cristóbal mine on behalf of Sumitomo. In addition to this agreement, we intend to identify and capitalize on other opportunities to provide management services on a fee basis with an opportunity to earn an equity interest in other third-party development projects or operations.

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  El Quevar Advanced Exploration Project.    Our most advanced exploration project, the El Quevar project, is in the Salta Province in Argentina, a jurisdiction that has established protocols for, and has historically been receptive to, mining investment. The project is situated in an advantageous location, with nearby infrastructure, including natural gas and power, and no community in the immediate vicinity. Based on our exploration work to date on the Yaxtché zone of the project, the deposit appears to be a relatively high grade silver deposit. We also have significant opportunity for expansion as we solely control 12 concessions totaling approximately 56,000 hectares in addition to the concessions on which the Yaxtché deposit is located. We have identified 13 targets within the concession area including the Yaxtché deposit.

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  Broad Exploration Portfolio.    In addition to El Quevar, we control a portfolio of approximately 35 exploration properties primarily in the traditional precious metals producing regions of Argentina, Mexico and Peru. We are focusing on those properties that we believe have high potential for silver and other precious metals. For those properties that do not meet our minimum economic requirements for potential development, we have been successful at generating value from the sale or farm-out of the properties for cash, stock and/or royalties.

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  Simple Capital Structure.    We do not have any debt, and as of June 30, 2009 we had $15.6 million in cash. Upon the completion of the offering, we expect to have approximately $            in cash, assuming the underwriters over-allotment option is not exercised. In addition, we anticipate that we will receive approximately $6 million in net cash flow from our existing management services agreement during 2010. We do not have any options, warrants or other convertible securities outstanding.

Our Management Team

        We are led by a team of mining professionals with extensive experience in exploration, project development, construction and operations in North and South America, Indonesia, Australia and Russia. Our management team has over 160 years of combined experience in exploration, development and operation of mines. Our executive officers have held senior positions at various large diversified mining companies including Cyprus Amax Minerals Company, Phelps Dodge Corporation, Inco Limited, Homestake Mining Company and Kinross Gold Corporation. The management team most recently completed the construction, start-up and ramp-up of the San Cristóbal silver, zinc and lead mine in Bolivia, which it continues to manage for Sumitomo. The construction of the approximately $1 billion project completed 12.7 million manhours of work without a lost time accident and the complex two product plant has operated at approximately 7% over its 40,000 tonnes per day design capacity during the second quarter of 2009, producing 125,900 tonnes of zinc concentrates and 26,000 tonnes of lead concentrates.

  •
  Jeffrey G. Clevenger, Chairman of the Board of Directors; President and Chief Executive Officer

  Mr. Clevenger has more than 35 years of mining industry experience, primarily at executive officer and senior management levels with Apex Silver, Cyprus Amax Minerals Company and Phelps Dodge Corporation. In addition to leading the team that developed the San Cristóbal mine, he served as Chief Operating Officer and President of Cyprus Amax's integrated copper and molybdenum subsidiary, which produced annually approximately one billion pounds of copper and approximately 60 million pounds of molybdenum. Mr. Clevenger led the effort that resulted in Cyprus Amax being awarded the first tenders in the privatization processes of Peru and Chile, acquiring the Cerro Verde copper mine in Peru and the El Abra copper reserve in Chile. He led the modernization and expansion of Cerro Verde and the $1 billion construction of the El Abra mine and solvent extraction/electrowinning circuit. Prior to joining Cyprus Amax in 1992, Mr. Clevenger held various technical, management and executive positions at Phelps Dodge Corporation, including President and General Manager of Phelps Dodge Morenci.

  •
  Terry L. Owen, Senior Vice President; President of Golden Minerals Services Corporation

  Mr. Owen has more than 30 years of experience in mine development, construction and operations, primarily at executive and senior management levels with Apex Silver, Cyprus Amax Minerals Company and Freeport McMoran. In addition to the development, construction and operation of the San Cristóbal mine, Mr. Owen has had a leadership role in the development of more than 20 mining projects in 10 different countries. These projects include the construction of the $1 billion El Abra copper mine and solvent extraction/electrowinning circuit in Chile, the modernization and expansion of the Cerro Verde copper mine in Peru, the construction of the Fort Knox gold mine in Alaska, the construction of the Kubaka gold mine in Far East Russia, the expansion of the Henderson underground block cave molybdenum mine in Colorado and the modernization of the related ore transport system, the completion of the Grasberg expansion and several other major capital projects and expansions at Freeport McMoran Inc.'s gold and copper mines in Indonesia and service as Vice President and Assistant General Manager of those operations.

  •
  Robert B. Blakestad, Senior Vice President, Exploration and Chief Geologist

  Mr. Blakestad has more than 35 years of international mineral exploration experience, primarily at executive and senior management levels at Apex Silver, Cyprus Amax Minerals Company and Homestake Mining Company and with experience in North and South America, Australia and New Zealand. Mr. Blakestad directed the exploration programs at Cyprus Amax that discovered the Brocks Creek gold mine and four new orebodies at the Selwyn (Starra) copper-gold mine, both in Australia. At Homestake, he directed exploration efforts resulting in discovery and resource definition of several new deposits, including the Hycroft gold and silver mine in Nevada and the Macreas gold mine in New Zealand. As President and Chief Executive Officer of International Taurus Resources Inc., he built a portfolio of exploration and development properties to include more than 2.5 million ounces in gold resources.

  •
  Jerry W. Danni, Senior Vice President, Corporate Affairs

  Mr. Danni has more than 30 years of domestic and international managerial and operations experience in the mining industry. At Kinross Gold Corporation, he was responsible for corporate direction and oversight of all corporate governance, governmental affairs and environmental, health and safety management systems and processes for all operations worldwide, including Porcupine/Hoyle Pond in Ontario, Fort Knox in Alaska, Round Mountain in Nevada, Refugio in Chile, Kubaka in Russia, Paracatu and Crixas in Brazil and Blanket in Zimbabwe. At Kinross he also directed the Reclamation and Operations Business Unit with 10 projects in active reclamation and closure. He directed all aspects of a comprehensive environmental management system at the copper and molybdenum subsidiary of Cyprus Amax Minerals Company, including directing environmental studies and permitting of the El Abra Mine in Chile and the Cerro Verde Mine in Peru. He also directed governmental relations and environmental study programs for two exploration and development projects, Kansanshi in Zambia and Frieda River in Papua New Guinea. At Lac Minerals and Homestake Mining Company, he was responsible for governmental affairs and direction of environmental management systems and processes for their respective global mining activities.

  •
  Robert P. Vogels, Senior Vice President and Chief Financial Officer

  Mr. Vogels has more than 25 years of finance and accounting experience in the mining industry. As corporate controller of Apex Silver, he oversaw implementation of finance and accounting systems for the development, construction and operation of San Cristóbal. He served as project controller for one and a half years for the Goro nickel project in New Caledonia, overseeing the expenditure of over $1 billion in connection with the development and construction of the project. Mr. Vogels acted as lead financial analyst and later as site controller for five years for Cyprus Amax's El Abra copper mine in Chile.

        For a more detailed description of the backgrounds of our executives, see "Management — Executive Officers" in this prospectus.

El Quevar

Location and Access

        Our El Quevar silver project is located in the San Antonio de los Cobres municipality, Salta province, in the Altiplano region of northwestern Argentina, approximately 300 kilometers by road northwest of the city of Salta, the capital city of the province. The project is also accessible by a 300 kilometer dirt and gravel road from the city of Calama in northern Chile. The village of Pocitos, located about 20 kilometers to the west of El Quevar, is the nearest settlement with approximately 150 inhabitants. A high tension power line is located approximately 40 kilometers from the site, and a high pressure gas line devoted to the mining industry and subsidized by the Salta government is located within 20 kilometers of El Quevar. We have established a camp approximately 10 kilometers west of the project, which currently houses approximately 45 workers.

        The El Quevar project is located near Nevado Peak with altitudes on the concessions ranging from 3,800 to 6,130 meters above sea level. The climate of the area is high mountain desert, with some precipitation in summer (as snow) and little snow in winter. The map below shows the location of the El Quevar project.

Property History

        Mining activity in and around the El Quevar project dates back at least 80 years. Between 1930 and 1950, there was lead and silver production from small workings in the area. We do not have production records from that period. The first organized exploration activities on the property occurred during the 1970s, although no data from that period remains. Over the last 30 years, several companies have carried out exploration activity in the area, including BHP Billiton, Industrias Peñoles, Mansfield Minerals and Hochschild Mining Group, consisting primarily of local sampling with some limited drilling programs in the area.

Title and Ownership Rights

        The El Quevar project is comprised of 20 concessions, including eight exploitation concessions and 12 exploration concessions. In total, the El Quevar project encompasses approximately 64,000 hectares.

        The area of most of our exploration activities at El Quevar is within the concessions that are owned or controlled by Minera El Quevar S.A., an Argentine company jointly owned by us and an Argentine subsidiary of Hochschild Mining Group ("Hochschild"), a publicly traded Peru-based mining company. Under the terms of a shareholders agreement with Hochschild, we earned a 65% interest in Minera El Quevar S.A. by funding $1 million of exploration expenses. We can increase our interest to 80% if we complete a feasibility study by November 2010 and begin production within two years following completion of the feasibility study. If we fail to complete a feasibility study or fail to initiate production within two years thereafter, our interest in Minera El Quevar S.A. may decrease to 35%. We are required to fund all exploration, development and construction costs but can recover amounts paid on behalf of Hochschild from 50% of its share of future cash flow which, if our ownership interest increases to 80%, would provide us with 90% of cash flow until all costs are recovered.

        Three of the concessions contributed by us to Minera El Quevar S.A. are not owned by Minera El Quevar S.A. but are subject to options to purchase from the existing third-party concession owners. These optioned concessions contain the Yaxtché target, on which we have identified an estimate of mineralized material (see "— Geology and Mineralization"). One option agreement covers the El Quevar II concession and one-half of the Castor concession, and another option agreement covers the Nevado I concession. Our remaining payments on those option agreements are set forth below:

El Quevar II/Castor		Nevado I
Amount	Date	Amount	Date
$500,000	March 16, 2010	$200,000	June 22, 2010
$1,100,000	March 16, 2011	$300,000	June 22, 2011
		$750,000	June 22, 2012

        We intend to make the remaining option payments assuming funding is available and the results of our additional drilling and planned feasibility work are promising. Upon making the final option payment, Minera El Quevar S.A. will acquire all of the optioning party's rights in the concessions. If we continue to make the payments in a timely fashion, our ability to purchase the concession rights may not be revoked by the existing concession owners.

        In addition, under the terms of the option agreements, we are required to pay a 1% net smelter return royalty on the value of all metals extracted from the El Quevar II or Nevado I concessions and one-half of the minerals extracted from the Castor concession. The joint venture is also required to pay a 3% net smelter return royalty to the Salta province. To maintain the concessions, we make yearly aggregate rental payments to the Argentine government of approximately $28,200.

  Preliminary Exploration Activities

        We initiated exploration at El Quevar during 2004, and to date we have spent approximately $12 million on exploration and related activities. We have collected more than 3,000 surface samples and completed 162 diamond drill holes totaling approximately 29,000 meters. Approximately 118 of the holes intersected significant silver mineralization (see "— Geology and Mineralization").

        In 2008, we built a camp approximately 10 kilometers west of the project site to accommodate a work force of approximately 75 people, which currently relies on power generated from two diesel-powered generators. Water for camp use is pumped from a 100-meter deep well in the alluvial fan at the camp, and additional water can be supplied by drilling more wells. Our camp has sufficient infrastructure for expansion to project development and production stage capacity.

  Geology and Mineralization

        The geology of the El Quevar project is characterized by silver-rich veins and disseminations in Tertiary volcanic rocks that are part of an eroded stratovolcano. Silver mineralization at El Quevar is hosted within a broad, generally east-west-trending structural zone and occurs as a series of north-dipping parallel sheeted vein zones, breccias and mineralized faults situated within an envelope of pervasively silicified brecciated volcanic rocks and intrusive breccias. There are at least three sub-parallel structures that extend for an aggregate length of approximately 12 kilometers. Several volcanic domes (small intrusive bodies) have been identified and mineralization is also found in breccias associated with these domes, especially where they are intersected by the structures. The silver mineralization at the Yaxtché zone is of epithermal origin. The cross-cutting nature of the mineralization, the assemblage of sulfide and alteration minerals, and the presence of open spaces with euhedral minerals, all point to an origin at shallow to moderate depths (a few hundred meters below surface) from hydrothermal solutions.

        Our work to date has identified at least 13 potential zones of mineralization at the El Quevar project. As of September 30, 2009, we completed approximately 29,000 meters of diamond drilling in 162 drill holes. Of these holes, 110 were drilled to test the main Yaxtché zone for potential mineralization, with 92 of the Yaxtché holes intersecting significant silver mineralization. Our work indicates that the Yaxtché central zone is at least 650 meters in strike length, with other drilling results to the east and west indicating a total length of more than 1,900 meters, and between 40 to 150 meters in width. Our drilling further indicates that the silver mineralization is continuous laterally and to depths of 250 to 300 meters below surface in the main area. The zone appears to be faulted on the east and west ends, but geological mapping and a geophysical survey suggest that the zone has been faulted down and preserved, and is continuous in both directions.

        We commenced a drilling program in the first quarter 2009 to establish that the Yaxtché zone continues east and west and we have intersected the zone at depth in 4 holes drilled on the eastern extension and in 18 holes drilled on the western extension. We believe the Yaxtché zone is the most promising mineralized zone at the El Quevar project.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES: The terms "mineral resource," "measured mineral resource," "indicated mineral resource" and "inferred mineral resource" that are used below are defined in and required to be disclosed by Canadian National Instrument 43-101 — Standards of Disclosure for Mineral Projects ("NI 43-101"); however, these terms are not recognized under SEC Industry Guide 7. U.S. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all, or any part, of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures. Accordingly, information contained in this prospectus and any free writing prospectus contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under United States federal securities laws and the rules and regulations promulgated thereunder.

        Set forth below are the results of two independent technical reports on the Yaxtché deposit. Because this prospectus is being used in connection with this offering in the United States and also forms the basis for the prospectus to be used in connection with the offering of the shares in Canada, we present the results of the technical reports in compliance with both U.S. and Canadian regulatory requirements, which differ significantly.

February 2009 Technical Report

        Technical reports for the El Quevar project were prepared, dated February 27, 2009, by SRK Consulting in accordance with the requirements of the SEC's Guide 7 and Canadian NI 43-101. Data from the 78 diamond drill holes then drilled was used as the data base for the report. The SRK estimate was based on the assumption that sulfide and mixed sulfide/oxide material would be mined by underground methods and oxide material would be mined from an open pit. Due to the higher mining costs associated with underground mining, the cut-off grade for mixed and sulfide material was significantly higher than the cut-off grade for oxide. The estimate assumed 65% recovery for oxide material, 90% recovery for mixed oxide and sulfide material, and 95% for sulfide material.

 Information Regarding Mineralized Material for U.S. Investors

        According to the February 2009 SRK technical report, estimated mineralized material in the Yaxtché zone, assuming a price of $12.00 per ounce of silver, was as follows:

Material	Cut-off grade (g/tonne)	Tonnes (000s)	Average silver grade (g/tonne)
Oxide	85	304	168
Mixed	120	156	237
Sulfide	120	939	197
Total		1,399	195

        "Mineralized material" as used in this prospectus, although permissible under SEC Industry Guide 7, does not indicate "reserves" by SEC standards. We cannot be certain that any part of the Yaxtché deposit will ever be confirmed or converted into SEC Industry Guide 7 compliant "reserves." You are cautioned not to assume that all or any part of the mineralized material will ever be confirmed or converted into reserves or that mineralized material can be economically or legally extracted

Information Regarding Mineral Resources for Canadian Investors

        According to the February 2009 SRK technical report, estimated mineral resources in the Yaxtché zone, assuming a price of $12.00 per ounce of silver, were as follows:

	Indicated			Inferred
Material	Tonnes (000s)	Average Ag Grade (g/tonne)	Contained Ounces (000s)	Tonnes (000s)	Average Ag Grade (g/tonne)	Contained Ounces (000s)
Oxide	304	168	1,644	94	259	784
Mixed	156	237	1,192	5	322	50
Sulfide	939	197	5,954	7	202	46
Total	1,399	195	8,790	106	258	881

        See "— Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources."

October 2009 Technical Report

        During 2009, we continued to conduct exploratory drilling on the El Quevar concessions and the Yaxtché zone in particular. Using this additional drilling data, Chlumsky, Armbrust & Meyer, LLC ("CAM") prepared updated technical reports for the El Quevar project. The reports, completed in October 2009, were prepared in accordance with the requirements of the SEC's Guide 7 and Canadian NI 43-101. We engaged CAM to prepare the updated technical reports, rather than SRK, because of CAM's experience in assessing narrow vein deposits, which we expect to be the type of deposit at El Quevar based on preliminary drilling results. A 141 diamond drill hole database was used in the CAM resource estimates, which include 63 additional drill holes that were not present in the database used by SRK Consulting in its February 2009 report. The additional drill holes include infill drilling in the Yaxtché central zone and holes in the east and west extensions of the Yaxtché central zone.

        The CAM resource estimate assumes selective underground mining with continuity along strike and down dip supported by geologic interpretation of all holes logged to date in the mineralized zone, as compared to the February 2009 SRK estimate which assumed open pit mining of surface oxide materials. The CAM estimate was prepared on the assumption that all mineralized material would be mined by underground methods.

 Information Regarding Mineralized Material for U.S. Investors

        According to the October 2009 CAM technical report, estimated mineralized material in the Yaxtché zone, at a cut-off grade of 100 grams/tonne silver, was as follows:

Tonnes (000s)	Average silver grade (g/tonne)
310	430

        "Mineralized material" as used in this prospectus, although permissible under SEC Industry Guide 7, does not indicate "reserves" by SEC standards. We cannot be certain that any part of the Yaxtché deposit will ever be confirmed or converted into SEC Industry Guide 7 compliant "reserves." You are cautioned not to assume that all or any part of the mineralized material will ever be confirmed or converted into reserves or that mineralized material can be economically or legally extracted

Information Regarding Mineral Resources for Canadian Investors

        According to the October 2009 CAM technical report, estimated mineral resources in the Yaxtché zone, at a cut-off grade of 100 grams/tonne silver, were as follows:

Indicated			Inferred
Tonnes (000s)	Average Ag Grade (g/tonne)	Contained Ounces (000s)	Tonnes (000s)	Average Ag Grade (g/tonne)	Contained Ounces (000s)
310	430	4,288	1,640	415	21,887

        See "— Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources."

  Metallurgical Analysis

        We have completed preliminary metallurgical analyses of core samples from the El Quevar project. This preliminary work was focused on determining the response to various types of processing and recovery methods, including whole ore cyanidation, sulfide flotation, and a combination of cyanidation of flotation concentrates and tailings leach. As drilling activities at El Quevar have continued, our understanding of the orebody has increased. We are in the process of conducting an additional and more comprehensive metallurgical study using composite samples derived from drill cores collected at various locations along the Yaxtché central and western zones. We believe this study will give us a more reliable and conservative estimate of ore grade values than does metallurgical sampling of individual cores with high ore grade values. We also expect that the metallurgical study will detect the presence of any elements that could make ore extraction and processing more difficult or costly. We expect to complete this metallurgical study in the first quarter of 2010.

  Underground Exploration and Feasibility Study

        We are currently conducting additional drilling to better define the resource in the western extension of the Yaxtché zone and to obtain further information on the continuity of mineralization. We expect additional drilling will also be conducted on selected targets in the project area, including the Viejo Campo target (see "— Viejo Campo"). All of the drilling is designed to support feasibility work for the El Quevar project. Two drills are currently operating at the El Quevar project with two more expected to be operating during the fourth quarter of 2009.

        In July 2009, we engaged independent consultants to assist with pre-feasibility work, including metallurgical analysis and engineering studies, and preparation of a feasibility study for the development of the Yaxtché zone. After consultation, we determined to proceed with a feasibility study that includes the construction of underground workings to develop additional information regarding the continuity of the ore grade material inside the mineralized corridor and to better define the stoping characteristics and operating costs for the length of the Yaxtché zone. Work to date indicates that underground mining of the Yaxtché zone should be more economically feasible than open pit mining methods. We believe that underground investigation will provide us with more accurate and conservative data than relying solely on drilling results. Moreover, costs spent on underground workings will not be duplicated in the event the project goes into further development and production, as we intend to construct the necessary infrastructure to be sufficient in both size and quality so as to permit its use in the event the project goes into further development and production.

        Underground exploration workings will include a ramp system that will intersect the ore zone at two locations 350 meters apart, along strike, and at a depth of approximately 200 meters. We expect the underground workings to consist of approximately 1,000 meters of four meter by five meter decline with all supporting excavations, ventilation, accesses, sumps, muck bays, and load center excavations. The surface work will consist of excavating approximately 112,000 cubic meters of material, developing an access road, and construction of the required mine site buildings (additions to these facilities would be required if the El Quevar project were to proceed to production). The camp will also be expanded to accommodate an additional 25 workers. Construction of the underground drift is expected to commence at the end of 2009 or in the first quarter of 2010.

        The underground drift is expected to encounter two veins of mineralized material in the Yaxtché zone. We anticipate that data achieved shortly after the first vein access, which we expect to encounter near the end of the third quarter 2010, will provide sufficient data for us to complete a feasibility study for the Yaxtché zone in the fourth quarter of 2010.

  Viejo Campo

        In addition to the Yaxtché zone, we are continuing to explore other potential zones of mineralization at the El Quevar project, including the Viejo Campo target. In October 2008, we entered into an option agreement to acquire the Viejo Campo concession with Salta Exploraciones S.A. ("SESA"), from whom we optioned the Castor and El Quevar I concessions. The Viejo Campo concession is not included in the Hochschild joint venture which owns the concessions covering the Yaxtché zone. Under the terms of the Viejo Campo option agreement, we can earn a 60% interest in the Viejo Campo concession after making $600,000 in payments to SESA and a $1,000,000 investment on the concession in the amounts and by the dates set forth below:

Viejo Campo Payment		Viejo Campo Investment
Amount	Date	Amount	Date
$50,000	October 27, 2009	$150,000	October 27, 2009
$100,000	October 27, 2010	$250,000	October 27, 2010
$200,000	October 27, 2011	$250,000	October 27, 2011
$200,000	October 27, 2012	$350,000	October 27, 2012

        In addition to the required payments shown above, we paid $50,000 upon execution of the agreement. We have also completed the first investment of $150,000 which was due in October 2009. Subject to the availability of funding and the results of our additional drilling, we intend to make all remaining payments and investments. Upon completing our payment and investment obligations, we will acquire a 60% interest in the Viejo Campo concession and have an option to increase our interest to an 80% interest by paying an additional $250,000 and completing a feasibility study at Viejo Campo within three years from the exercise of the option. If we do not exercise our option to increase our interest in Viejo Campo to 80%, SESA has the ability to convert its 40% interest into a 3% net smelter return royalty on precious metal produced from Viejo Campo and a 1% net smelter return royalty on the remaining metals produced from Viejo

Campo, although we have a right to buy back half of those royalty interests at amounts set forth in the option agreement.

        An initial drilling program has recently been completed at the Viejo Campo concession where two hydrothermal breccia structures, the Jenna and the Pamela structures, have been identified. The Viejo Campo concession is approximately six kilometers northwest of the main Yaxtché zone. Out of 45 surface samples taken at the Jenna structure, 26 returned an average of 164 grams per tonne of silver with one seven meter interval reporting 846 grams per tonne. The Jenna structure is approximately 600 meters in strike length. At the Pamela structure, which has an exposed strike length of approximately 150 meters, surface samples assayed up to 406 grams per tonne of silver and 1.27% lead. Preliminary results from 4 diamond drill holes completed as part of a first stage drill program at the Viejo Campo concession have returned up to 7.8 meters averaging 200 grams per tonne silver and two meters averaging 366 grams per tonne silver. We expect the remaining assays to be reported in the fourth quarter of 2009.

  Advancement of El Quevar

        We anticipate spending approximately $44 million during 2010 in connection with the advancement of the Yaxtché deposit at El Quevar. This amount includes approximately $30 million for engineering, construction and related costs associated with the underground drift and preparation of the feasibility study, and approximately $14 million to fund concession option payments and a portion of the development and construction of the El Quevar project during 2010 if results from the feasibility study are favorable. We also expect to spend approximately $4.5 million for drilling and other exploration activities outside of the Yaxtché zone, notably in the Viejo Campo target.

        While we currently expect to proceed with the construction of the underground drift and preparation of the feasibility study as projected, the plan contains a number of "stop/continue" points, such as the completion of a hydrology study, close-spaced confirmation drilling results and first vein access. If it is determined at any one of those points that the project is not economically viable, our costs will be limited to costs incurred up to that point, with the exception of any prepaid expenses or supply purchase commitments.

  Permitting

        We have obtained all necessary permits for our current exploration activities at the El Quevar project. In order to construct the underground drift and related workings as described above, we will be required to obtain a permit from the Mining Secretary of the Salta Province, Argentina. We have had an initial meeting with the Mining Secretary regarding the permit and we do not expect the issuance of the permit to delay the construction of the underground drift.

        If the El Quevar project proceeds to development and construction, we will be required to obtain numerous additional permits from national, provincial and municipal authorities in Argentina. We have selected a contractor and have initiated the environmental baseline studies and environmental impact assessment process required to support the permits necessary for construction and operations. While we are not aware of any significant obstacle to obtaining the required permits, we have not yet formally begun to seek the necessary approvals.

  Republic of Argentina

        The Republic of Argentina is a federal republic located in South America and bordered by Chile, Bolivia, Paraguay, Brazil and Uruguay. The federal government coexists with the governments of 23 provinces and one autonomous city, Buenos Aires. Each province regulates its own administrative, legislative and judicial structure, complying with the republican system of government and the division of powers.

Certain Laws Affecting Mining in Argentina

        According to Argentine law, mineral resources are subject to regulation in the provinces where the resources are located. Each province has the authority to grant exploration permits and exploitation concession rights to applicants. The Federal Congress has enacted the National Mining Code and other substantive mining legislation, which is applicable throughout Argentina, however, each province has the authority to regulate the procedural aspects of the National Mining Code and to organize the enforcement authority within its own territory.

        In the province of Salta, where the El Quevar project is located, all concessions are granted by a judge in the Salta Mining Court. The types of mineral concessions relevant to the El Quevar project are exploration concessions and exploitation concessions. Exploration concessions are granted for up to 1,100 days depending on the size of the claim. The size of an exploration claim must be reduced periodically unless the owner applies to the Mining Court to convert it, or at least part of it, to an exploitation concession. Exploration concessions are subject to a yearly payment (canon), which is fixed each year by the federal government. For 2009, we have paid a total of $28,200 to maintain our El Quevar exploration concessions. An exploration plan must be filed for each exploration concession along with an environmental report that must be approved by the provincial mining authority. Additional environmental reports are required on a bi-annual basis while the exploration concession is valid. Upon expiration of the exploration concession, all data and documentation from the activities carried out on the concession must be filed with the provincial mining authority.

        Exploitation concessions may be granted if any mineral discovery is made either by the concessionaire or authorized third parties. Exploitation concessions are also subject to a yearly payment fixed by the National Ministry of Economy. We have paid a total of $3,674 to maintain our El Quevar exploitation concession through 2009. An exploitation concession may be maintained indefinitely by timely payment of annual fees, capital investment, and continuity of work program (exploration, infrastructure, or mining). In addition to the annual payment of maintenance fees, metals mines in the Salta Province are subject to a net smelter return royalty of 3% of metals produced.

Taxes in Argentina

        Argentina has a federal income tax rate of 35%. In addition, a Value Added Tax ("VAT") is charged at a general rate of 21% for all goods and services provided in Argentina, unless specifically exempted, as well as for imports into Argentina. An import duty exists for certain goods and services entering the country, and a provincial gross receipts tax may be applied to sales transactions in addition to VAT. Also, net operating losses in Argentina can be carried forward up to five years.

        The tax laws applicable to exploration, prospecting, development, and mining extraction, as set forth in the National Mining Code, provide for additional benefits to the general tax system, subject to certain conditions. These benefits include: i) fiscal stability; ii) double deductions for certain mining costs; iii) accelerated depreciation for certain project costs; and iv) VAT and import duty refunds or exemptions. Further, a fiscal stability agreement with the federal government can be obtained with a term of 30 years from the date a project feasibility study is submitted along with the corresponding application. During the 30 year term, in general, a party to such an agreement with the federal government will neither be subject to new taxes or increases in tax rates, nor suffer the elimination of tax exemptions or deductions. However, a fiscal stability agreement does not limit changes in VAT, contributions to the social security system, or indirect taxes, and it does not impede the government from extending rules passed for a specified term or exempt the government from eliminating tax exemptions that have a scheduled date of expiration. Also, VAT paid on the import and purchase of goods and services used to carry out exploration activities which remains as a credit for greater than 12 months, may be refunded. Argentina also allows for the exemption from import duties when importing capital goods and special equipments or components, spare parts of said goods, or leased goods used to carry out mining and exploration activity defined by the Mining Department.

        In accordance with Argentina federal tax laws, Minera El Quevar S.A. capitalizes all project related costs. Argentina also gives mining companies a double deduction on certain mining related costs. If we begin production at El Quevar, activities such as prospecting, exploration, special studies of mineralogy, metallurgy, feasibility and pilot plant studies may be offset 100% against taxable profits, and such costs may also be depreciated for tax purposes. In addition, Minera El Quevar S.A. may benefit from tax depreciation on an accelerated basis on investments in infrastructure, machinery, equipment and vehicles used in developing production capacity or carrying out new mining projects.

Other Exploration Properties

        In addition to El Quevar, we own and control a portfolio of approximately 35 exploration properties located primarily in South America and Mexico. In evaluating whether an exploration project warrants potential future development, we establish minimum requirements for reserves and annual saleable metal production rates and estimated mine development, capital and operating cost requirements. We seek to generate value from exploration properties that do not satisfy our minimum economic requirements through sale or farm-out of the property to a third party, and/or through retaining a royalty interest.

        The map below shows the location of our exploration activities and some of our projects:

        We expect to spend approximately $33 million to advance our portfolio of exploration projects during 2010. The table set forth below describes the amount and purpose of our contemplated expenditures.

Property	Anticipated Spending During 2010 (millions)	Anticipated Exploration Activities
Mexico
Zacatecas — Muleros Target	$3.5	Drill program consisting of 10 to 15 drill holes and related analytical work; Additional drilling of up to 10,000 meters and analytical work if results of drilling program are favorable
Zacatecas — Pánuco Target	$3.0
		First phase drill program consisting of 10 diamond core holes totaling approximately 2,000 meters and related analytical work; Additional drilling of up to 10,000 meters and analytical work if results of initial drilling are favorable
Zacatecas — El Cristo Target	$3.5
		Initial drill program consisting of 10 to 15 diamond core holes totaling approximately 3,000 meters; Additional drilling of up to 10,000 meters and analytical work if results of drilling program are favorable
Zacatecas — San Manuel-San Gil Target	$3.0
		Initial drill program consisting of 5 to 10 drill holes totaling 2,000 meters and related analytical work; Additional drilling of up to 10,000 meters and analytical work if results of drilling program are favorable
Argentina
Antofalla	$1.5	Currently conducting initial drill test of six holes totaling approximately 1,500 meters; If results of this drilling program are favorable we plan to drill an additional 5,000 meters
El Quevar (other than Yaxtché target)	$4.5	Drill program at the Viejo Campo concession and other targets totaling approximately 10,000 meters and related analytical work
Peru
Palca	$3.0	Initial drill test of 10 holes totaling 3,000 meters and related analytical work; If results of this initial drilling program are favorable, we plan to drill an additional 10,000 meters
Chile
Elisa de Bordos	$3.0	We are currently conducting a 10 hole, 1,700 meter drilling program; If results from this program are favorable, we plan to drill an additional 10,000 meters and conduct a bulk sampling program
Other Properties	$5.2	Includes preliminary mapping, surface sampling and related early stage activities at several of our early stage exploration properties not listed above
General Exploration Expenses	$2.8	Includes office costs and personnel associated with our exploration offices in Mexico, Peru and Argentina.
Total	$33.0

  Zacatecas (Mexico)

        Our 100% controlled Zacatecas silver and base metals project in Mexico is in an intermediate stage of exploration. Although we believe that the Zacatecas project may contain significant silver and/or other mineralization, we have not completed a feasibility study on the property, and the property may not advance further.

  Location and Access

        The Zacatecas project surrounds the municipalities of Zacatecas, Veta Grande, Guadalupe, Pánuco, and Morelos in the state of Zacatecas, Mexico. All of our Zacatecas properties can be easily reached within 10 kilometers from the city of Zacatecas by paved and dirt roads. A location map is shown below.

ZACATECAS PROPERTY LOCATION
RIO GRANDE
Microondas Project
SOMBRERETE
SAIN ALTO
Presa Cazadero
MEXICO
ZACATECAS STATE
GULF OF MEXICO
N
VILLA DE COSS
FRESNILLO
VILLA GONZALEZ
ZACATECAS PROJECT
SAN LUIS POTOSI
Santa Rosa Project
VICTOR ROSALES
PANUCO
ZACATECAS CITY
TRANCOSO
PANFILO NATERA
San Jeronimo Project
GARCIA SALINAS
OJO CALIENTE
EXPLANATION
PAVED ROADS
POWER LINES
CITIES, TOWNS
RAILROAD
40 Km

  Title and Ownership Rights

        We own or control approximately 180 concessions totaling approximately 14,850 hectares in the Zacatecas project. Of these concessions, all but six are currently owned exclusively by us, and the remaining six concessions are under our exclusive control under purchase options with private third-party owners. The purchase options require option payments of $45,000 due in 2009, $57,500 in 2010, $354,000 in 2011 and $59,000 in 2012. To maintain all of the concessions, we also pay approximately $62,500 per year to the Mexican government. We are party to a finder's fee agreement with an individual, which requires that we pay a 1% net smelter return royalty on any mineral production from certain of our Zacatecas claims.

  Property History

        The Zacatecas Mining District is located in the central part of Mexico, in the Faja de Plata mineral belt. A map of the mineral belt is shown below. Production from the Zacatecas district is estimated by the Mexican Federal Mining Agency to exceed 750 million ounces of silver. Investors are cautioned that the existence of mining operations or mineral deposits on adjacent properties is not indicative of whether mineral deposits occur on our properties.

MEXICO
Gulf of Mexico
Pacific Ocean
PARRAL
SAN FRANCISCO DEL ORO
GUANACEVI
PITARRILLA
SANTA ISABEL
TORREON
MONTERREY
SAN SEBASTIAN
AVINO
DURANGO
MICROONDAS
SAN MARTIN
FRESNILLO
ZACATECAS
EL SAUCITO - JUANICIPIO
ZACATECAS DISTRICT
SANTA ROSA
REAL DE ANGELES
ABALENA
SAN LUIS POTOSI
AGUASCALIENTES
GUANAJUATO
PRODUCER
ADVANCED PROJECTS
GOLDEN MINERALS PROJECTS
0
150
KILOMETERS

  Exploration Activities

        From 1994 to 2005, we performed sporadic reconnaissance work on some of the Zacatecas concessions, including taking approximately 2000 surface samples. In 2006, we began systematic reconnaissance work on all concessions that we controlled. On the basis of this and the previous work, we identified the Muleros, El Cristo and San Manuel-San Gil areas of interest. In these areas, we performed more detailed mapping work, as well as trenching and detailed sampling, and in the Muleros area, we completed a two-stage diamond drilling program of 37 holes totaling 6,816 meters. We have also recently identified a fourth target area, the Pánuco target, which is located in the northeastern part of the Zacatecas district about 10 kilometers east of the Muleros area. We believe that each of the target areas has potential for the discovery of high-grade silver with associated base metals and gold. We have spent approximately $8.5 million through June 30, 2009 on exploration and property acquisition in the Zacatecas district.

  Geology and Mineralization

        At a regional level, the Zacatecas Mining District is located within the physiographical provinces of the Western Sierra Madre and the Central Plateau. The basement rock units in the area include the metamorphic rocks of the Zacatecas Formation of Upper Triassic age. Overlying these rocks are the volcano-sedimentary units of the Chilitos Formation of Upper Jurassic-Lower Cretaceous age. During the Tertiary period, a polymictic conglomerate known as the "Red Zacatecas Conglomerate" was discordantly deposited, and overlying this, andesitic to rhyolitic flows and tuffs were deposited. All units are intruded by small stocks and plugs of rhyolitic to andesitic composition.

        The Zacatecas Formation is composed of a sequence of sericitized phyllites and metamorphosed shales, sandstones, conglomerates and limestones. These rocks are host to some veins such as those of the El Bote vein system and the deeper portions of the Mala Noche vein system.

        The Chilitos Formation of Upper Jurassic-Lower Cretaceous age is a volcano-sedimentary sequence made up of massive and pillowed lavas of basaltic-andesitic composition with intercalations of sedimentary, volcaniclastic and calcareous rocks, metamorphosed to greenschist facies. This sequence is locally thrust over the Zacatecas Formation and is the main host rock for mineral systems in several mining districts in the region, including Zacatecas and Fresnillo.

        During the Oligocene-Miocene period, extensive deformation occurred that produced normal faulting, forming grabens and horsts bearing generally north-northeast/south-southwest. It was during this phase of deformation that most of the epigenetic mineral deposits were formed.

        In the four target areas identified by us, rocks of the Chilitos Formation are host to the veins. The four main target areas — Muleros, Pánuco, El Cristo and San Manuel-San Gil — are described in more detail below.

  Muleros Area

        Located in the northern part of the Zacatecas Mining District, the Muleros area covers an area of roughly 1,800 meters by 2,400 meters, where four sub-parallel epithermal vein-faults outcrop. The veins are composed of quartz and calcite, and contain silver mineralization associated with minor antimony and lead and zinc. The main vein system bears N40° to 70°W and dips 60° to 85° mainly to the southwest, with thicknesses that vary from 0.1 meters to 6.2 meters, and lengths from 1,000 to 2,500 meters, with shorter offshoots. The total length of all the outcropping veins is about 6,500 meters, and of the inferred veins (i.e., those that do not continuously outcrop) is 2,100 meters, with an average width of 1.33 meters.

        From 2006 to the present, we have taken approximately 1,100 surface samples from outcrops and trenches. The grades in the veins range from 0.06 to 1.64 grams per tonne of gold, and from 29 grams per tonne to 987 grams per tonne of silver, with anomalous values in base metals over widths ranging from 0.3 to 1.3 meters.

        At Muleros, we have drilled 37 diamond drill holes totaling approximately 6,800 meters. There were two stages of drilling. The first program was carried out with a total of 3840 meters distributed over 31 short bore holes. The purpose of this program was to determine the structural behavior of the veins, the vein textures and the geochemistry at a vertical depth of about 100 meters from the surface. Shallow drill holes at Muleros returned up to 400 grams per tonne silver over one meter. The second program was carried out with a total of 2976 meters distributed over six boreholes. These holes were deeper tests (over 300 meters in depth), meant to intersect the veins in a postulated zone of high grade mineralization. The results indicate that the dip of the veins changed, becoming less steep than indicated at the surface and the intersections were less deep than planned (meaning they may have intercepted the upper part of a possible high grade zone). Results from this drilling returned narrow intercepts of silver mineralization of up to 450 grams per tonne over one meter. Our results to date indicate that the more promising part of the Muleros target may be in the southeastern part of the area.

        We anticipate conducting an additional drill program during the second quarter of 2010 consisting of 10 to 15 holes at a cost of approximately $500,000 to further test this area. If the results of this program warrant further exploration, we will conduct a more extensive drilling program consisting of 10,000 meters estimated to cost approximately $3,000,000.

  Pánuco Area

        The Pánuco target area is located in the northeastern part of the Zacatecas district about 10 kilometers east of the Muleros area and is comprised of two main veins hosted in sedimentary rocks that outcrop for an aggregate of about 5 kilometers in a northwesterly direction. Vein widths range from one to three meters. Several small pits indicate mining of high-grade silver from oxidized surface rocks during Colonial times. There has been no modern exploration at Pánuco. We have mapped the area in detail and collected approximately 400 samples from the veins and wall rocks. Our sample results indicate silver values in the range of 30 to 500 grams per tonne with gold values in the trace to 2.5 grams per tonne range.

        We are currently conducting a first phase drill program consisting of 10 diamond core holes totaling about 2000 meters at an estimated cost of approximately $350,000. If the results from this work appear promising, we intend to conduct additional drilling and analytical work to advance the project in 2010, consisting of 10,000 meters of drilling and other work at an estimated cost of approximately $3,000,000.

  El Cristo Area

        Located in the central portion of the Zacatecas Mining District, the El Cristo area covers a surface area of 800 meters by 2000 meters, where five sub-parallel epithermal quartz-calcite veins outcrop. These veins correspond to the northwestern extension of the Vetagrande vein system. From 2006 to October 2008, we took approximately 1,017 surface samples from outcrops and trenches, of which 516 are from the veins. These samples have returned from 0.01 to 1.1 grams per tonne gold and 9 to 580 grams per tonne silver, with anomalous values in copper, lead and zinc. The average vein width is 1.5 meters. The main vein system bears N50 to 60? W and dips 60 to 80? SW, with thicknesses varying from 0.15 meters to 5.0 meters, and lengths from 500 to 2400 meters, with shorter offshoots. The total length of the outcropping veins and their respective offshoots is approximately 8,000 meters.

        The area has been mapped at a 1:2,500 scale and we completed an environmental impact report in June 2007. We have planned an exploration program during 2010 including 3,000 meters of diamond drilling at an estimated cost of approximately $500,000. If our results from this work are favorable, we plan to drill an additional 10,000 meters at an estimated cost of approximately $3,000,000.

  San Manuel-San Gil Area

        Located in the central portion of the Zacatecas Mining District, the San Manuel-San Gil area covers an area of 8 square kilometers, where sub-parallel epithermal veins and alteration zones outcrop. The main vein system bears N60W to East-West and dips to the north and south, with thicknesses varying from 0.10 meters to 7 meters, and lengths from 400 to 1400 meters with shorter offshoots. The total length of all the outcropping veins and their respective offshoots is about 7000 meters, with an average width of 1.2 meters. We have taken 167 chip-channel samples that have returned trace to 1.36 grams/tonne gold, 1 to 536 grams/tonne silver, and highly anomalous values in copper, lead (up to 3.62%) and zinc (up to 9.8%).

        We carried out a geochemical soil sampling program in an area measuring 4.2 kilometers by 2 kilometers with east-west lines every 100 meters and samples every 50 meters. A total of 785 samples were taken. The strongest anomaly in silver, gold and copper is located in the southeastern portion of the area.

        We have planned an exploration program including approximately 2,000 meters of drilling at an estimated cost of $350,000 to test this target. If results from this first-phase program appear promising, we plan to drill an additional 10,000 meters at an estimated cost of approximately $3,000,000.

  Early Stage Exploration Properties

        We believe that the properties described below, while not as advanced as El Quevar and Zacatecas, appear promising based on our activities to date. We intend to conduct further mapping, sampling and drilling on these properties during the remainder of 2009 and beyond. Although we believe that these properties merit further exploration activities, our activities are at a preliminary stage and we do not yet consider any one of these properties to be individually material.

  Antofalla (Argentina)

        The Antofalla project is located in Catamarca province, in the Altiplano region of northwestern Argentina, approximately 650 kilometers northwest of the city of Salta. The project is accessible by dirt and gravel roads from Salta. The village of Antofalla is about 30 kilometers to the southeast. This town has approximately 70 inhabitants. The project consists of six concessions totaling approximately 8,750 hectares. We have an option to purchase the property for a total of $2.3 million, payable over five years from December 2007. The owner reserves a 1% net smelter return royalty from production. We have conducted a significant program of surface sampling and mapping on the project. We have identified several mineralized breccia zones and veins hosted in calcareous sediments and dacitic volcanic rocks containing potentially significant values in silver, lead, zinc and gold. Selected sample values have returned as much as 17 grams per tonne gold, 480 grams per tonne silver and several percent combined lead and zinc. The three principal veins outcrop over an aggregate length of about four kilometers, with vein widths of one to three meters at surface. Surface exposures and small underground mine workings indicate that mineralization extends into the surrounding wall rocks for as much as 15 meters.

        We are currently conducting an initial drill test including six holes totaling about 1500 meters at an estimated cost of $250,000. If results from this first program appear promising, we intend to drill an additional 5,000 meters at a cost of approximately $1.5 million.

  Palca (Peru)

        The Palca project is located in the Puno province in southern Peru and is distinguished by an extensive series of veins aggregating more than 10 kilometers in length containing silver, gold and base metals in locally significant amounts. We have a 100% interest in the project, which is made up of nine concessions totaling approximately 4,800 hectares. The veins at Palca are hosted by Tertiary volcanic rocks and associated intrusive bodies and range in width from two to fifteen meters. Sampling has returned silver values up to 400 grams per tonne, gold values to 4.5 g/t, lead values up to 20% and zinc up to 21% in selected samples. There has been some limited production from one of the veins, but little modern exploration has been conducted.

        We are planning an initial drill test of 10 holes totaling 3000 meters at a cost of $500,000 to begin in the first quarter 2010. If the program results are encouraging, we plan to drill an additional 10,000 meters at a cost of approximately $2,500,000.

  Elisa de Bordos (Chile)

        The Elisa de Bordos project is located about 40 kilometers southeast of the city of Copiapó in north-central Chile. We have an option agreement to acquire a 75% interest by conducting $1.5 million in work prior to 2012 and establishing a mineral resource estimate that meets industry standards. We may increase our interest under certain conditions. There has been historical production of an unknown amount of high grade silver ores from replacement-style mineralization hosted in sedimentary and volcanic rocks from this project. The grade of this historical production is reported to have been in excess of 1,000 grams of silver per tonne. There are about 4500 meters of underground workings that we have mapped and sampled in some detail.

        Our sampling has returned silver values ranging from 50 to 700 grams per tonne from exposures in the workings and we have established that silver is present in similar host rocks for at least one kilometer from the old mine site. There has been no modern exploration on the project. Our work has shown that silver is present over a sufficient area and the indicated grade of the potentially mineralized zone is such that a significant high-grade silver resource may be present at Elisa de Bordos.

        We are currently conducting a 10 hole, 1700 meter drilling program to test this area at an estimated cost of $300,000. If the results from this program are promising, we plan to drill an additional 10,000 meters and conduct a bulk sampling program, mainly from the underground workings, at an estimated cost of $3,000,000.

  Farm-outs, Royalties and Other Dispositions

        Exploration properties that we decide not to advance are evaluated for joint venture, sale of all or a partial interest, and royalty potential. In evaluating whether an exploration project warrants future expenditure, we establish minimum requirements for reserves and annual saleable metal production rates and estimate mine development, capital and operating cost requirements to determine if developing the project is economically viable. Exploration properties that do not satisfy the minimum economic requirements may generate value through sale or farm-out to third parties, or through retaining royalty interests. We have minority ownership interests and/or royalties in the following properties that were once part of our exploration portfolio:

  Platosa Royalty (Mexico)

        During 2004, we sold to Excellon Resources Inc. the mineral rights to a portion of our Platosa silver-lead-zinc property in Mexico. We retained a net smelter return royalty interest, which is currently 3%, and will decrease to 2% after we have received $4 million in royalty payments. At that time, Excellon will have the right to reduce our royalty interest to 1% upon payment of a $1 million fee. Through June 30, 2009, we have received royalty payments from Excellon of approximately $3.2 million.

  Otuzco (Peru)

        We owned eight concessions totaling approximately 3,400 hectares on our Otuzco silver-lead-zinc project in Peru. After conducting a detailed geological evaluation of the concessions, we determined that the mineral potential at the Otuzco project did not meet our requirements. We entered into an agreement with Apoquindo Minerals Inc., a Canadian junior exploration company, to sell the concessions for a total of $3.0 million, payable in installments over four years. We received the initial payment of $150,000 in 2008, and $35,000 in 2009; the remaining installment payments are due as follows: $350,000 in 2010, $500,000 in 2011, $900,000 in 2012 and $1,100,000 in 2013. If these payments are not completed, the property will be returned to us and we will retain all amounts previously paid.

  Zacatecas Royalty (Mexico)

        In August 2009, we sold to Capstone Gold SA de CV, a wholly owned subsidiary of Capstone Mining Corp., the mineral rights to a portion of our Zacatecas project in Mexico; namely, the Esperanza, San Francisco, and Santa Rita concessions immediately adjacent to Capstone's Cozamin Mine. The purchase price we received for the three concessions included (a) an initial payment of $1.0 million, (b) future cash payments of a net smelter return of 1.5% on the first one million tonnes of production from the acquired claims, and (c) cash payments equivalent to a 3.0% net smelter return on production in excess of one million tonnes from the acquired claims. Additionally, the net smelter return on production in excess of one million tonnes escalates by 0.5% for each $0.50 increment in copper price above $3.00 per pound of copper. There is currently no production on these concessions.

Mine Services

        We provide mine services, including project development strategies and direction; engineering, construction and procurement management; environmental permitting and corporate social responsibility; technical team support; and contract operations management. We currently have an agreement in place with Sumitomo Corporation, the San Cristóbal Management Services Agreement, for the management of the San Cristóbal mine in Bolivia. In addition to this agreement, we intend to identify and capitalize on other opportunities to provide management services on a fee basis with an opportunity to earn an equity interest in other third-party development projects or operations.

  San Cristóbal Management Services Agreement

        Under the terms of the San Cristóbal Management Services Agreement with Sumitomo we provide management services at the San Cristóbal mine including, for example, management of technical and operating activities, administrative support, information technology and local community relations. Certain services, such as lobbying, governmental relations and tax planning, are not included in the services that we provide under the San Cristóbal Management Services Agreement. We are paid an annual fee of approximately $9.5 million. We expect that approximately $3.5 million of the fee paid will constitute reimbursement for direct administrative expenses that we incur on behalf of the San Cristóbal mine. We are also eligible to receive an annual incentive fee of up to $1.25 million for 2009, and up to $1.5 million for each year thereafter, based on achievement of certain negotiated performance targets and payable within 75 days of the first day of the year following the year in which the performance targets were achieved. After June 30, 2010, the San Cristóbal Management Services Agreement may be terminated by us with 12 months' prior notice or by Sumitomo with six months' prior notice (or three months notice if Sumitomo has sold, directly or indirectly, more than 20% of the subsidiary that owns the mine). After June 30, 2010, in the event Sumitomo sells or otherwise transfers 20% or more of the capital stock of Minera San Cristóbal to a non-affiliate, then both we and Sumitomo will have the right to terminate the agreement by given three months' prior notice within six months of the sale or transfer. If the agreement is terminated by Sumitomo, we will be entitled to a $1.0 million termination fee. We will not be required to pay a termination fee if we opt to terminate the agreement.

        The San Cristóbal mine is located in Bolivia approximately 500 kilometers south of the city of La Paz. The San Cristóbal mine consists of an open pit mine and concentrator with a designed capacity of 40,000 tonnes per day. During the second quarter of 2009, the mine produced approximately 125,900 tonnes of zinc concentrates and 26,000 tonnes of lead concentrates containing approximately 4.3 million ounces of silver, 62,300 tonnes of zinc and 17,100 tonnes of lead.

Metals Market Overview

        We have targeted exploration properties that potentially contain silver or other precious metals, including gold. Descriptions of the markets for these metals are provided below.

  Silver Market

        Silver has traditionally served as a medium of exchange, much like gold. Silver's strength, malleability, ductility, thermal and electrical conductivity, sensitivity to light and ability to endure extreme changes in temperature combine to make it a widely used industrial metal. While silver continues to be used as a form of investment and a financial asset, the principal uses of silver are industrial, primarily in electrical and electronic components, photography, jewelry, silverware, batteries, computer chips, electrical contacts, and high technology printing. Silver's anti-bacterial properties also make it valuable for use in medicine and in water purification. Additionally, new uses of silver are being developed in connection with the use of superconductive wire.

        Most silver production is obtained from mining operations in which silver is not the principal or primary product. The CPM Group, a precious metal and commodities consultant, estimates in its Yearbook 2009 that approximately 76% of mined silver is produced as a by-product of mining lead, zinc, gold or copper deposits.

        The following table sets forth for the periods indicated on the New York Commodities Exchange ("COMEX"), nearby active silver futures contract's high and low price of silver in U.S. dollars per troy ounce. On October 9, 2009, the closing price of silver was $17.63 per troy ounce.

	Silver
Year	High	Low
2005	$9.01	$6.41
2006	$14.83	$8.74
2007	$15.54	$11.49
2008	$20.92	$8.88
2009*	$17.80	$10.51

*
Through October 9, 2009

  Gold Market

        For centuries, gold has been desirable for its rarity, beauty, and unique properties. Because gold is highly valued and in very limited supply, it has long been used as a medium of exchange or money.

        The production of ornamental objects was probably the first use of gold over 6,000 years ago. The CPM Group estimates in its Yearbook 2009 that about 79% of the gold consumed each year is used in the manufacture of jewelry, with approximately 13% of demand for gold from industry. Gold is an excellent conductor of electricity, is extremely resistant to corrosion, and is one of the most chemically stable of the elements, making it critically important in electronics and other high-tech applications.

        The most important industrial use of gold is in the manufacture of electronics. A small amount of gold is used in almost every sophisticated electronic device. Gold's unique properties make it also useful in medical applications.

        The following table sets forth for the periods indicated the London Bullion Marketing Association's high and low gold fixes in U.S. dollars per troy ounce. On October 9, 2009, the closing price of gold was $1,046.75 per troy ounce.

	Gold
Year	High	Low
2005	$537.50	$411.50
2006	$725.75	$520.75
2007	$841.75	$608.30
2008	$1,023.50	$692.50
2009*	$1,054.75	$810.00

*
Through October 9, 2009

Employees

        We currently have approximately 155 employees, including 20 working out of our office in Golden, Colorado, approximately 115 working out of our various foreign exploration offices, and approximately 20 working at the San Cristóbal mine in connection with the San Cristóbal Management Services Agreement.

Competition

        As an exploration stage company, we compete with other mineral resource exploration and development companies for financing and for the acquisition of new mineral properties. In addition, as a mine services provider, we compete with other mining companies to attract and retain key executives, skilled labor, contractors and other employees. The metals markets are cyclical and our ability to maintain our competitive position over the long term will be based on our ability to acquire and develop quality deposits, hire and retain a skilled workforce and to manage our costs.

        Many of the mineral resource exploration and development companies with which we compete have greater financial and technical resources than we do. Accordingly, these competitors may be able to spend greater amounts on acquisitions of mineral properties of merit, on exploration of their mineral properties and on development of their mineral properties. In addition, they may be able to afford greater geological expertise in the targeting and exploration of mineral properties. This competition could result in competitors having mineral properties of greater quality and interest to prospective investors who may finance additional exploration and development. This competition could adversely impact our ability to finance further exploration and to achieve the financing necessary for us to develop our mineral properties.

Legal Proceedings

        Apex Silver concluded, based on the results of an internal investigation conducted under the direction of its Audit Committee in late 2005 and early 2006, that certain former senior employees were involved in making impermissible payments of approximately $125,000 to government officials in 2003 and 2004. Apex Silver contacted the Department of Justice and the SEC during 2006 and reported the results of the internal investigation and was informed that the SEC and Department of Justice would commence investigations with respect to these matters, including possible violations of the Foreign Corrupt Practices Act. Subsequently, Apex Silver entered into discussions with the SEC staff concerning a settlement of the conduct subject to the SEC's investigation. As a result, we have reached an agreement in principle with the SEC staff which, if approved by the SEC, would resolve this matter with the SEC. Under the terms of the proposed settlement, we, on neither an admit nor deny basis, would agree to the entry of an administrative cease and desist order prohibiting us from future violations of Sections 13(b)(2)(A), 13(b)(2)(B) and 30A of the Exchange Act. Moreover, under the terms of the proposed settlement, the SEC staff would not recommend that the SEC require the payment of disgorgement, civil money penalties, prejudgment interest or the appointment of a corporate monitor. The proposed settlement is subject to SEC approval, negotiation of the terms of the settlement papers and approval by our board of directors.

        We cannot guarantee you that the SEC will ultimately accept the terms of the proposed settlement. In August 2009, the Department of Justice informed us that it has closed its investigation based on, among other things, our pending settlement with the SEC.

Disagreements with Accountants

        There are not and have not been any disagreements between us and our accountants on any matter of accounting principles, practices, or financial statement disclosure during our two most recent fiscal years and subsequent interim period.

MANAGEMENT

Board of Directors of Golden Minerals

        Our board of directors is currently set at six directors. The board is not classified, and the term of each of the six directors expires at the 2010 annual meeting of stockholders. Information regarding our directors is set forth below.

Name	Age	Position
Jeffrey G. Clevenger(1)	60	Director, Chairman of the Board of Directors
W. Durand Eppler(2)(3)(4)	56	Director, Chairman of the Compensation Committee
Ian Masterton-Hume(4)	58	Director, Chairman of the Corporate Governance and Nominating Committee
Kevin R. Morano(3)(4)	56	Director
Terry M. Palmer(2)(4)	64	Director, Chairman of the Audit Committee
David Watkins(2)(3)(4)	65	Director

(1)
Mr. Clevenger also serves as our President and Chief Executive Officer

(2)
Member of the Audit Committee

(3)
Member of the Compensation Committee

(4)
Member of the Corporate Governance and Nominating Committee

        Jeffrey G. Clevenger.    Mr. Clevenger has served as our Chairman of the Board and as our President and Chief Executive Officer since March 2009. He served as a director and President and Chief Executive Officer of Apex Silver from October 2004 through March 2009. Mr. Clevenger worked as an independent consultant from 1999 when Cyprus Amax Minerals Company, his previous employer, was sold until he joined us in 2004. Mr. Clevenger served as Senior Vice President and Executive Vice President of Cyprus Amax Minerals Company from 1993 to 1998 and 1998 to 1999, respectively, and as President of Cyprus Climax Metals Company and its predecessor, Cyprus Copper Company, a large integrated producer of copper and molybdenum with operations in North and South America, from 1993 to 1999. He was Senior Vice President of Cyprus Copper Company from August 1992 to January 1993. From 1973 to 1992, Mr. Clevenger held various technical, management and executive positions at Phelps Dodge Corporation, including President and General Manager of Phelps Dodge Morenci, Inc. He is a Member of the American Institute of Mining, Metallurgical and Petroleum Engineers and the Metallurgical Society of America. Mr. Clevenger holds a B.S. in Mining Engineering with Honors from the New Mexico Institute of Mining and Technology and is a graduate of the Advanced International Senior Management Program of Harvard University.

        W. Durand Eppler.    Mr. Eppler has served as a director of our company since March 2009. Mr. Eppler has over 30 years' experience in the natural resources industry and serves as a Partner of Sierra Partners, LLC, a private investment and advisory firm he founded in 2004. The firm has an exclusive focus on mining, oil and gas and energy resource industries and international experience. From June 2005 until August 2008, Mr. Eppler was President and CEO of Coal International plc, an international coal mining and development company. From 1995 to 2004, Mr. Eppler held various positions with Newmont Mining Corporation, the world's second largest gold producer, and its subsidiaries, including Vice President of Newmont Capital, Ltd. (2002 to August 2004), Vice President, Corporate Development of Newmont Mining Corporation (2001 to 2002), President of Newmont Indonesia (1998 to 2001), and Vice President, Corporate Planning of Newmont Mining Corporation (1995 to 1998). Prior to joining Newmont,

Mr. Eppler served as the Managing Director, Metals & Mining for Chemical Securities, Inc., a subsidiary of Chemical Bank (now JPMorgan Chase), where he was responsible for relationship management, technical support, corporate finance services, credit marketing and transaction execution for clients in the global precious, industrial and energy resources businesses. He currently serves on the boards of directors of Vista Gold Company and Augusta Resource Corp. Mr. Eppler holds a B.A. in Geography & Religion from Middlebury College and an M.S. in Mineral Economics from the Colorado School of Mines. Mr. Eppler is a member of the Society of Mining Engineers of A.I.M.E. and a member of the Global Leadership Council, College of Business, Colorado State University.

        Ian Masterton-Hume.    Mr. Hume has served as a director of our company since March 2009. Prior to that, he served as a director of Apex Silver since April 2007. He has over 30 years' experience in the natural resources industry. Since January 2000, he has been a partner of The Sentient Group, a manager of closed-end private equity funds specializing in global investment in the natural resources sector headquartered in Sydney, Australia, which he also co-founded. From 1994 to 2000, Mr. Hume served as a consultant to AMP Society's Private Capital Division, focused on international mining and telecommunications investments primarily in North and South America, Russia and the Pacific Rim. His experience prior to 1994 includes serving as a consultant to Equatorial Mining in Santiago, Chile, regarding development of its copper assets, and approximately 23 years of investment management and investment banking experience for companies in Australia and the United Kingdom, including Impala Pacific Corporation in Hong Kong, Bain & Company in Sydney, Australia and the Jessel Group of companies in London and South Africa. He is a director of Andean Resources Ltd. and Norsemont Mining Inc. Mr. Hume attended both Harrow School (England) and Nice University (France).

        Kevin R. Morano.    Mr. Morano has served as a director of our company since March 2009. Prior to that, he served as a director of Apex Silver since 2000. He has been Managing Principal of KEM Capital LLC, a private equity investment company and provider of management advisory services, since March 2007. From March 2002 to March 2007, Mr. Morano was employed by Lumenis Ltd., a laser and light-based technology company specializing in medical devices for aesthetic, surgical and ophthalmic applications. His positions with Lumenis included Chief Financial Officer from March 2002 to August 2004 and Senior Vice President for Marketing and Business Development from May 2004 to March 2007. Prior to joining Lumenis, Mr. Morano held a number of senior executive positions with major American public companies including a 21 year career at ASARCO Incorporated, a global copper mining company and specialty chemicals and aggregates producer, which was acquired by Grupo Mexico in December 1999. At ASARCO, Mr. Morano served in various senior executive capacities including President and Chief Operating Officer, Executive Vice President and Chief Financial Officer. He serves as a director of Bear Creek Mining Company. Mr. Morano holds a B.Sc. in Finance from Drexel University and an M.B.A. from Rider University.

        In April 2006, the SEC filed a complaint in U.S. District Court against Lumenis Ltd., one of its former officers and Mr. Morano, the former Chief Financial Officer of Lumenis, alleging violations of the anti-fraud and other provisions of federal securities law. With respect to Mr. Morano, the complaint alleged, among other things, that Mr. Morano knowingly or recklessly permitted the improper accounting of certain sales transactions, which resulted in the publication by Lumenis Ltd. of materially false financial statements in 2002 and 2003. Without admitting or denying the allegations in the complaint, Mr. Morano consented to the entry, in September 2008, of a final consent judgment that, among other things, enjoins Mr. Morano from violating various provisions of the federal securities laws, including Section 17(a) of the Securities Act of 1933, as amended, and Section 10(b) of the Exchange Act and Rule 10b-5 thereunder and ordered Mr. Morano to pay a $55,000 civil penalty, and an SEC administrative order suspending Mr. Morano from appearing or practicing before the SEC as an accountant.

        Terry M. Palmer.    Mr. Palmer has served as a director of our company since March 2009. Prior to that, he served as a director of Apex Silver since September 2004. He has 40 years of financial, management and accounting experience with a particular focus on the mining industry. Since January 2003, Mr. Palmer has worked on a part-time basis for and is a principal of the CPA firm of Marrs, Sevier & Company LLC. He spent 36 years at Ernst & Young LLP where he rose from a staff position to partner responsible for audit and advisory services to major international mining companies and serving as the technical consulting partner in the SEC-related business. Mr. Palmer is a director of Allied Nevada Gold Corp. Mr. Palmer holds a B.Sc. in Business Administration from Drake University and an M.B.A. from the University of Denver. He is a certified public accountant and a Member of the American Institute and Colorado Society of Certified Public Accountants.

        David Watkins.    Mr. Watkins has served as a director of our company since March 2009. He has over 40 years' experience in the mining industry, working as a senior executive with major mining companies and junior exploration and development companies. Mr. Watkins served as President and Chief Executive Officer of Atna Resources, Ltd., a company engaged in the exploration, development and production of gold properties, from 2000 until his recent appointment to Executive Chairman in January 2009. From 1993 to 1999, Mr. Watkins served as Senior Vice President, Exploration of Cyprus Amax Minerals Company, a producer of commodities such as copper, gold, molybdenum, lithium and coal. Prior to his employment with Cyprus Amax, Mr. Watkins served as President of Minova Inc., a producer of precious metals and base metals from mining operations in Canada. Mr. Watkins currently serves on the boards of directors of a number of companies, including Euro Resources S.A., Canplats Resources Corp, Commander Resources Ltd, Golden Goose Exploration Inc. and Maudore Minerals Ltd. Mr. Watkins holds a B.A. in Geology from Queen's University at Kingston, an M.S. in Geology from Carleton University, Ottawa and is a graduate of the Executive Business Program from the University of Western Ontario. Mr. Watkins is a member of the Canadian Institute of Mining and Metallurgy, Geological Association of Canada, Geological Society of Nevada and Prospectors and Developers Association of Canada.

Independence

        Our board of directors has determined that all of our directors, other than Mr. Clevenger, are independent as defined by Amex listing standards.

Audit Committee; Audit Committee Financial Expert

        We have a standing Audit Committee established in accordance with Section 3(a)(58)(A) of the U.S. Exchange Act. Our Audit Committee is currently comprised of Messrs. Eppler, Palmer and Watkins. Each of the members of the Audit Committee is independent and financially sophisticated, as defined by the Amex listing standards. Our board has determined that Mr. Palmer qualifies as an "Audit Committee Financial Expert" as that term is defined by the SEC.

Compensation Committee Interlocks and Insider Participation

        Our Compensation Committee is currently comprised of Messrs. Eppler, Morano, and Watkins. Each member of the Compensation Committee is independent as defined by Amex listing standards. No member of the Compensation Committee has ever been an officer or employee of us, our predecessor Apex Silver, or any of our subsidiaries, nor did any of these individuals have any reportable transactions with Apex Silver or any of its subsidiaries in 2008. During 2008, none of Apex Silver's or our current executive officers served as a director or member of the Compensation Committee (or equivalent thereof) of another entity, any of whose executive officers served as Apex Silver's director.

Executive Officers of Golden Minerals

        We have six executive officers: our President and Chief Executive Officer and five Senior Vice Presidents (including our Chief Financial Officer). Set forth below is information regarding our executive officers.

Name	Age	Position
Jeffrey G. Clevenger	60	Chairman, President and Chief Executive Officer
Robert B. Blakestad	62	Senior Vice President, Exploration and Chief Geologist
Jerry W. Danni	57	Senior Vice President, Corporate Affairs
Deborah J. Friedman(1)	56	Senior Vice President, General Counsel and Corporate Secretary
Terry L. Owen	60	Senior Vice President; President of Golden Minerals Services Corporation
Robert P. Vogels	52	Senior Vice President and Chief Financial Officer

(1)
Ms. Friedman is a partner at Davis Graham & Stubbs LLP and devotes approximately half her time to service as Senior Vice President, General Counsel and Corporate Secretary.

        Jeffrey G. Clevenger.    See "Board of Directors of Golden Minerals" above.

        Robert B. Blakestad.    Mr. Blakestad was appointed Senior Vice President, Exploration and Chief Geologist of our company on March 24, 2009. In November 2004, he was appointed as Vice President, Exploration of Apex Silver Mines Limited. Prior to joining Apex Silver Mines Limited, Mr. Blakestad served as Chief Executive Officer of International Taurus Resources from May 1998 until November 2004. He was Vice President — Exploration for Amax Gold from 1996 to 1998 and Exploration Manager for Cyprus Amax Minerals Company from 1990 until 1996. He held various positions at Homestake Mining Company from 1979 until 1990, beginning as a Senior Geologist and rising to the position of Manager, U.S. Reconnaissance. Mr. Blakestad holds a B.S. in Mining Engineering from the New Mexico Institute of Mining and Technology and an M.S. in Geology from the University of Colorado. He is a member of the American Institute of Mining, Metallurgical and Petroleum Engineers and of the Society of Economic Geologists. He holds professional certifications from the State of Washington and the Province of Nova Scotia.

        Jerry W. Danni.    Mr. Danni was appointed Senior Vice President, Corporate Affairs of our company on March 24, 2009. Mr. Danni joined Apex Silver Mines Limited in February 2005 as the Senior Vice President, Environment, Health and Safety and in March 2005 was appointed Senior Vice President, Corporate Affairs. Prior to joining Apex Silver Mines Limited, Mr. Danni served as Senior Vice President, Environment Health and Safety of Kinross Gold Corporation from January 2000 until February 2005 and as Vice President, Environmental Affairs from July 2000 until January 2003. While at Kinross he was instrumental in the design and implementation of integrated environmental, and health and safety systems and processes for Kinross operations worldwide, and was also responsible for management of the Reclamation Operations Business Unit. From 1994 to July 2000, Mr. Danni was the Vice President of Environmental Affairs for Cyprus Climax Metals Company. Prior to working for Cyprus, Mr. Danni held senior environmental, and health and safety management positions with Lac Minerals Ltd. and Homestake Mining Company. Mr. Danni holds a B.S. in Chemistry from Western State College, and is a member of the Society of Mining Engineers and a past director of the National Mining Association.

        Deborah J. Friedman.    Ms. Friedman was appointed Senior Vice President, General Counsel and Corporate Secretary of our company on March 24, 2009. She was previously appointed Senior Vice President, General Counsel and Corporate Secretary of Apex Silver Mines Limited in July 2007.

Ms. Friedman is also currently a partner at Davis Graham & Stubbs LLP, where her practice focuses primarily on securities, finance and transactional matters for publicly-traded mining companies. She transitioned to Partner on leave status at Davis Graham & Stubbs LLP from December 2007 to June 2009 during her full-time employment with Apex Silver Mines Limited. Ms. Friedman was a full time partner at Davis Graham & Stubbs LLP from August 2000 through December 2007, and she was of counsel to the firm from May 1999 through August 2000. From 1982 through 1994, Ms. Friedman held various positions in the law department of Cyprus Amax Minerals Company, including General Counsel and Associate General Counsel, and served from 1994 to 1998 as the General Counsel of AMAX Gold Inc. Prior to working for Cyprus, Ms. Friedman was an associate in several Denver law firms from 1977 to 1982. Ms. Friedman holds a B.A. in History from the University of Illinois and a J.D. from The University of Michigan Law School.

        Terry L. Owen.    Mr. Owen serves as a Senior Vice President of our company and is the President of our wholly-owned subsidiary, Golden Minerals Services Corporation. Prior to being named President of Golden Minerals Services Corporation in October 2009, Mr. Owen held the title of Chief Operating Officer of Golden Minerals from inception in March 2009. Mr. Owen served as Senior Vice President, Project Development of Apex Silver since June 2005 and was named Senior Vice President, Operations and Project Development in November 2007. Prior to joining Apex Silver, Mr. Owen was an independent consultant from December 2003 through May 2005. From February 2001 through September 2003, he served as Vice President Capital Projects for INCO Limited. Prior to that, he was employed by Cyprus Amax Minerals Company from 1995 to 2000, in various positions, including Vice President Project Development. He also held various positions with Freeport McMoran Inc. from 1980 to 1995, beginning as Assistant General Superintendent of one of Freeport's mines and rising to the position of Vice President and Assistant General Manager. Mr. Owen holds a B.Sc. in Mining Engineering from the University of Idaho and is a graduate of the Advanced Senior Management Program of Harvard University.

        Robert P. Vogels.    Mr. Vogels was named Senior Vice President and Chief Financial Officer of our company on March 24, 2009. Mr. Vogels served as Controller of Apex Silver since January 2005 and was named Vice President in January 2006. Prior to joining Apex Silver, Mr. Vogels served as corporate controller for Meridian Gold Company from January 2004 until December 2004. He served as the controller of INCO Limited's Goro project in New Caledonia from October 2002 to January 2004. Prior to joining INCO, Mr. Vogels worked from 1985 through October 2002 for Cyprus Amax Minerals Company, which was acquired in 1999 by Phelps Dodge Corp. During that time, he served in several capacities, including as the controller for its El Abra copper mine in Chile from 1997 until March 2002. Mr. Vogels began his career in public accounting where he earned his CPA certification. He holds a B.Sc. in accounting and an MBA degree from Colorado State University.

Family Relationships

        There are no family relationships among our directors and executive officers.

Corporate Governance

        We have adopted a code of ethics that applies to all of our employees, including principal executive officer, principal financial officer, principal accounting officer, and those of our officers performing similar functions. In the event our board approves an amendment to or waiver from any provision of our code of ethics, we will disclose the required information pertaining to such amendment or waiver on our website.

EXECUTIVE COMPENSATION

        Although all of our executives were previously executives of Apex Silver, our current compensation structure is significantly different. All Apex Silver equity awards were cancelled upon our emergence from the Chapter 11 proceedings, and our executives received no recovery with respect to the cancelled awards. We have provided historical information for prior years where relevant to understanding our company. Where such information is not relevant to us, we have provided information regarding our compensation arrangements since our emergence from Chapter 11 proceedings on March 24, 2009.

Compensation Discussion and Analysis

        Set forth below is a discussion of our current compensation program for our named executive officers. Our named executive officers include our principal executive officer, our principal financial officer, and the three other officers that we expect to be our most highly compensated executive officers during 2009.

  Objectives of Our Compensation Program

        Our compensation program is designed to attract and retain top quality executive talent who can contribute to our long-term success and thereby build value for our stockholders, to tie annual and long-term cash and equity incentive compensation to the achievement of measurable company and individual performance objectives, and to align compensation incentives available to our executives with the goal of creating stockholder value.

        Our Compensation Committee has responsibility for approving the compensation arrangements for our executives and acts pursuant to a charter that has been approved by our board. We employ a three-part approach to executive compensation: base salary, annual performance-based cash bonuses, and long-term equity awards of restricted stock. In addition, we provide our executives a variety of other benefits that we also make available generally to all salaried employees. Our executive compensation program is organized around the following fundamental principles:

  •
  A Substantial Portion of Executive Compensation Should Be in the Form of Equity Awards.    Our Compensation Committee believes that a substantial portion of total compensation should be delivered in the form of equity. Equity compensation is important in order to align the interests of our executives with the interests of our stockholders.

  •
  A Substantial Portion of Executive Compensation Should Be Performance-Based.    Our compensation program is designed to reward superior performance and deliver correspondingly lower compensation for weak performance, and we believe it accomplishes this in a number of ways. In terms of cash compensation, target award opportunities provided to each executive under our Bonus Incentive Plan range from 45% to 75% of the executive's base salary. Awards for superior performance may result in a bonus of up to twice the targeted amount for all executives (other than Mr. Clevenger, who may earn up to three times the targeted amount). Whether and to what extent bonuses under the plan are paid depends on the extent to which the company-wide and individual goals set by the Compensation Committee are attained and on the Committee's subjective evaluations of individual executive performance.

  •
  Our Compensation Program Should Enable Us to Compete for First-Rate Executive Talent.    We believe our stockholders are best served when we can attract and retain talented executives. Beginning in 2005 and extending into 2009, increases in metals prices resulted in numerous new mining projects worldwide, which has created intense competition for the services of talented mining executives. To ensure that we are able to attract and retain talented executives, our Compensation Committee seeks to create a compensation package for executives that delivers total compensation that is competitive with exploration and mining companies with which we compete for executive talent.

Components of our Compensation Program

        Base Salary.    We establish base salaries for our executive officers based on the scope of their respective responsibilities. In general, 2009 salaries for our executives are significantly lower than the salaries they were receiving as executives of Apex Silver. Notably, Mr. Clevenger's annual salary decreased from $610,000 for 2008 to $400,000 for 2009. The Compensation Committee determined that the salary decreases were appropriate in order to reflect the significant differences between Apex Silver and Golden Minerals, in that Apex Silver was an operating company with anticipated operating revenue of between $500 million and $1 billion annually, while we are an exploration stage company with limited operating revenue. We do, however, continue to operate the San Cristóbal mine and therefore must maintain a management team with sufficient skills and experience to provide those and other mine management services. We review base salaries annually and adjust them from time to time after taking into account individual responsibilities, performance and experience. Our Compensation Committee determines the salary for our Chief Executive Officer, and, after consideration of the Chief Executive Officer's recommendations, for each officer below the Chief Executive Officer level.

        Annual Cash Bonus.    Our executives participate in our Incentive Bonus Plan, which provides annual cash awards based on the performance of the executive officers and the company as compared to performance standards established by our Compensation Committee. The target awards for our named executive officers' performance during 2009 are set forth in the table below:

	2009 Salary	Bonus Target (%)	Bonus Target	Bonus Minimum	Bonus Maximum
Jeffrey G. Clevenger	$400,000	75%	$300,000	—	$900,000
Terry L. Owen(1)	$300,000	50%	$150,000	—	$300,000
Jerry W. Danni	$265,000	45%	$119,250	—	$238,500
Robert P. Vogels	$240,000	50%	$120,000	—	$240,000
Robert B. Blakestad	$225,000	45%	$90,000	—	$180,000

(1)
In October 2009, Mr. Owen was promoted to President of our wholly-owned subsidiary, Golden Minerals Services Corporation. At that time, his base salary increased from $270,000 to $300,000.

        Equity Incentive Awards.    A key component of our compensation program is the award of restricted shares under our 2009 Equity Incentive Plan. We believe that share ownership encourages long-term performance by our executive officers and aligns the interests of our officers with the interests of our stockholders. Equity awards under our Equity Incentive Plan are discretionary, and the shares available for issuance pursuant to awards under the plan are equal to 10% of our outstanding common stock, calculated on a fully diluted basis.

        At the beginning of April 2009, shortly after our emergence from Chapter 11 proceedings, our Compensation Committee granted shares of restricted stock to each of our executive officers to align their interests with the interests of our stockholders. Our 2009 Equity Incentive Plan was approved in connection with Apex Silver's Joint Plan of Reorganization. The pool of shares available under our 2009 Equity Incentive Plan is equal to 10% of our outstanding shares of common stock. Upon completion of this offering, we will have            shares of common stock outstanding (assuming the over-allotment option is not exercised), and the number of shares available under our 2009 Equity Incentive Plan will increase to            . Our Compensation Committee determines the equity awards for our Chief Executive Officer, and, after consideration of our Chief Executive Officer's recommendations, for each officer below the Chief Executive Officer level.

        Perquisites and Other Benefits.    Because we believe that the compensation packages described above are adequate, we do not award significant perquisites to our executive officers. In 2009, each executive officer will receive a standard company match on his or her contributions to our 401(k) plan. These amounts are expected to be less than $10,000 per executive officer.

        Other Compensation.    Our executives also have a variety of other benefits that are also made available generally to all salaried employees.

Severance Arrangements

        Each of our full-time salaried employees, including each of our named executive officers, are covered by our Severance Compensation Plan. The plan provides that an executive whose employment is terminated without "cause" (as defined in the plan) would be entitled to receive a lump sum payment equal to one year's salary. Our Incentive Bonus Plan provides that an executive terminated without cause will receive an amount equal to the executive's target bonus percentage, multiplied by the amount of annual salary paid to the executive through the date of termination. Our 2009 Equity Incentive Plan provides that all restrictions on unvested restricted shares will lapse upon the termination of an executive's employment without cause.

        These arrangements reflect our board's view that our employees, including our executive officers, should be provided with reasonable severance benefits to assist with their transition to comparable employment positions and to provide a competitive benefit to industry standards. The details and amount of these benefits are described in " — Post-Employment Payments — Termination Not in Connection with a Change of Control."

Change of Control Arrangements

        We have entered into a Change of Control Agreement with each of our named executive officers. Our Compensation Committee believes that these agreements provide an important protection to our executive officers in the event of a change of control transaction and that the interests of our stockholders will be best served if the interests of our executive officers are aligned with theirs. Providing change of control benefits reduces the reluctance of executive officers to pursue potential change of control transactions that could result in the loss of their employment but may be in the best interests of stockholders.

        Cash payments under the Change of Control Agreements are in lieu of cash payments pursuant to the severance arrangements described above. The Change of Control Agreements are "double trigger" agreements which provide that payments will be made only if employment is terminated by us without cause or by the executive with good reason within two years following a change of control. In addition, upon the occurrence of a change of control, all restrictions on restricted stock will lapse and all unvested stock options, if any, will vest. The details and amount of these benefits are described in " — Post-Employment Payments — Termination in Connection with a Change of Control."

        Payments under the Change of Control Agreements are based on a multiple of the executive's salary and target bonus. Our Chief Executive Officer is entitled to receive three times his salary and target bonus and each of the remaining named executive officers are entitled to receive two times his or her salary and target bonus. Our Compensation Committee believes these multiples are consistent with our industry peers.

        In order to ensure that our executives actually receive the benefits described above, the Change of Control Agreements provide that we will reimburse our executive officers for the amount of the excise tax, if any, imposed on the change of control benefits under Internal Revenue Code Section 4999. This payment will be equal to an amount such that after the named executive officer timely pays the excise tax, his or her liability for all taxes would be the same as if this tax had not applied. This gross-up payment would not be deductible by us.

Summary Compensation Table for Apex Silver Executives

        Compensation information is set forth below for Apex Silver's named executive officers for 2008, 2007 and 2006. Amounts shown in the table were paid by Apex Silver and may not be indicative of compensation arrangements by us. For a description of our compensation arrangements with our current named executive officers, see " — Compensation Discussion and Analysis — Components of our Compensation Program" and " — Compensation Discussion and Analysis — Grants of Plan-Based Awards Table." All equity awards held by Apex Silver's executives at the time of its bankruptcy filing were cancelled in connection with the bankruptcy proceedings, and Apex Silver executives received no recovery with respect to the cancelled shares. All executives serve on an at-will basis.

Name and Principal Position(1)	Year	Salary	Bonus(2)	Stock Awards(3)	Option Awards(3)	Non-Equity Incentive Plan Compensation(4)	All Other Compensation		Total
Jeffrey G. Clevenger	2008	$610,000	$80,000	$349,396	$418,848	—	$9,038	(5)	$1,467,282
President and Chief	2007	$490,000	—	$426,266	$483,773	$305,000	$8,782	(5)	$1,713,821
Executive Officer	2006	$436,000	—	$563,423	$445,542	$400,000	$8,532	(5)	$1,853,497
Gerald J. Malys(6)	2008	$350,000	$40,000	$238,490	$138,113	—	$9,459	(7)	$776,062
Senior Vice President and	2007	$320,833	—	$196,384	$181,324	$150,000	$7,397	(7)	$855,938
Chief Financial Officer	2006	$168,247	—	$133,755	$95,401	$135,000	$5,424	(7)	$537,827
Deborah J. Friedman(8)	2008	$320,000	$35,000	$188,441	$143,741	—	$4,132	(9)	$691,314
Senior Vice President,	2007	$132,949	—	$89,631	$62,615	$70,000	$516	(9)	$355,711
General Counsel and
Corporate Secretary
Terry L. Owen(10)	2008	$300,000	$33,000	$105,212	$112,069	—	$11,186	(11)	$561,467
Senior Vice President,
Project Development
Jerry W. Danni(10)	2008	$295,000	$32,000	$119,421	$115,090	—	$10,435	(12)	$571,946
Senior Vice President,
Corporate Affairs

(1)
Robert B. Blakestad and Robert P. Vogels served as officers of Apex Silver during prior periods but were not executive officers until 2009.

(2)
Amounts shown as "Bonus" reflect the cash retention bonuses received by the named executive officers in December 2008. In December 2008, the named executive officers were also awarded a performance bonus, which was paid in March 2009, based on our achievement of certain performance objectives associated with the sale of the San Cristóbal mine and the restructuring of our business operations. The March 2009 bonus amounts were as follows: $120,000 for Mr. Clevenger, $60,000 for Mr. Malys, $52,500 for Ms. Friedman, $49,500 for Mr. Owen, and $48,000 for Mr. Danni.

(3)
The assumptions used by Apex Silver in valuing the stock and option awards shown in the table are described in Note 2(l) to Apex Silver's consolidated financial statements for the fiscal year ended December 31, 2008. Amounts shown reflect the amount recognized for 2008, 2007 and 2006 in the consolidated financial statements of Apex Silver in accordance with Statement of Financial Accounting Standards No. 123R, Share-Based Payment ("FAS 123R"). The amounts include compensation cost recognized with respect to awards granted in 2008, 2007 and 2006 and previous years. In connection with Apex Silver's bankruptcy proceedings, all outstanding common stock and equity awards of Apex Silver (including restricted stock and options held by executives) were cancelled and executives received no recovery for their shares or other equity interests.

(4)
All named executive officers participated in the Apex Silver Incentive Bonus Plan. Amounts shown in the table as "Non-Equity Incentive Plan Compensation" reflect cash bonuses paid in February 2008 for 2007 performance and December 2006 for 2006 performance. The relevant performance measure and the target value of each award for 2007 and 2006 were determined by Apex Silver's compensation committee during 2007 and 2006, respectively. Although targets were set for 2008 performance, there were no cash bonuses paid for 2008 performance other than the cash retention bonuses described in footnote 2.

(5)
Amounts shown as "All Other Compensation" for Mr. Clevenger reflect contributions to the Apex Silver 401(k) Plan on Mr. Clevenger's behalf and life insurance premiums paid by Apex Silver on Mr. Clevenger's behalf as follows: (i) $8,006, $7,750 and $7,500 were contributed to the 401(k) Plan during 2008, 2007 and 2006, respectively and (ii) life insurance premiums of $1,032, $1,032 and $1,032 were paid during 2008, 2007 and 2006, respectively.

(6)
Mr. Malys joined Apex Silver as Senior Vice President and Chief Financial Officer on June 12, 2006. The salary amount shown for 2006 reflects amounts paid from June 12, 2006 through December 31, 2006. His annualized salary for 2006 was $300,000. Mr. Malys retired at the completion of the Chapter 11 reorganization in March 2009.

(7)
Amounts shown as "All Other Compensation" for Mr. Malys reflect contributions to the Apex Silver 401(k) Plan on Mr. Malys' behalf and life insurance premiums paid by Apex Silver on Mr. Malys' behalf as follows: (i) $7,875, $5,813 and $4,500 were contributed to the 401(k) Plan during 2008, 2007 and 2006, respectively and (ii) life insurance premiums of $1,584, $1,584 and $924 were paid during 2008, 2007 and 2006, respectively.

(8)
Ms. Friedman joined Apex Silver as Senior Vice President, General Counsel and Corporate Secretary on July 10, 2007. The salary amount shown reflects amounts paid from July 10, 2007 through December 31, 2007. Her annualized salary for 2007 was $302,500. Ms. Friedman was one of Apex Silver's three most highly compensated executive officers other than the principal executive officer and principal financial officer.

(9)
The amount shown in "All Other Compensation" for Ms. Friedman reflects contributions to the Apex Silver 401(k) Plan on Ms. Friedman's behalf and life insurance premiums paid by Apex Silver on Ms. Friedman's behalf as follows: (i) $3,100 was contributed to the 401(k) Plan during 2008 and (ii) life insurance premiums of $1,032 and $516 were paid during 2008 and 2007, respectively.

(10)
Mr. Danni and Mr. Owen served as officers of Apex Silver during prior periods but were not executive officers until 2008.

(11)
The amount shown in "All Other Compensation" for Mr. Owen reflects contributions of $7,875 to the Apex Silver 401(k) Plan on Mr. Owen's behalf and $3,311 of life insurance premiums paid by Apex Silver on Mr. Owen's behalf for 2008.

(12)
The amount shown in "All Other Compensation" for Mr. Danni reflects contributions of $8,113 to the Apex Silver 401(k) Plan on Mr. Danni's behalf and $2,322 of life insurance premiums paid by Apex Silver on Mr. Danni's behalf for 2008.

        The following tables provide 2009 information for our named executive officers that we expect to include in the tables to be presented in our annual report for the fiscal year ending December 31, 2009.

Grants of Plan-Based Awards Table

        In connection with Apex Silver's bankruptcy proceedings, all outstanding common stock and equity awards (including restricted stock and options held by executives) issued by Apex Silver were cancelled, and no stockholder received any amount on account of his or her shares or other equity interests.

        The following table shows all of our grants of plan-based awards made by us to our named executive officers during 2009:

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)(1)	Grant Date Fair Value of Stock and Option Awards ($)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)
Jeffrey G. Clevenger	4/3/2009	—	—	—	95,000	1,016,927
Terry L. Owen	4/3/2009	—	—	—	25,000	267,612
Robert B. Blakestad	4/3/2009	—	—	—	20,000	214,090
Jerry Danni	4/3/2009	—	—	—	20,000	214,090
Robert P. Vogels	4/3/2009	—	—	—	20,000	214,090

(1)
All restricted stock awards were granted pursuant to our 2009 Equity Incentive Plan. All awards shown above were awarded by the Compensation Committee in April 2009 and will vest in two equal tranches over two years beginning on April 3, 2010.

Outstanding Equity Awards at Fiscal Year-End Table

        In connection with Apex Silver's bankruptcy proceedings, all outstanding ordinary shares and equity awards (including restricted stock and options held by executives) issued by Apex Silver were cancelled, and no stockholder received any amount on account of his or her shares or other equity interests.

        The following table shows all of our equity awards granted to our named executive officers to date:

	Stock Awards
Name	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Jeffrey G. Clevenger(2)	95,000	647,900	—	—
Terry L. Owen(3)	25,000	170,500	—	—
Robert B. Blakestad(4)	20,000	136,400	—	—
Jerry W. Danni(5)	20,000	136,400	—	—
Robert P. Vogels(6)	20,000	136,400	—	—

(1)
The market value of stock awards is calculated based on an October 9, 2009 price of $6.82 per share, as converted at an exchange rate of 0.9593, as reported by the Bank of Canada, from the October 9, 2009 closing sales price for our shares of common stock on the Toronto Stock Exchange of Cdn$7.11 per share.

(2)
Mr. Clevenger's restricted shares are scheduled to vest as set forth in the table below:

Restricted Common Stock
Vesting Date	No. of Shares
04/17/2010	47,500
04/17/2011	47,500
(3)
Mr. Owen's restricted shares are scheduled to vest as set forth in the table below:

Restricted Common Stock
Vesting Date	No. of Shares
04/17/2010	12,500
04/17/2011	12,500
(4)
Mr. Blakestad's restricted shares are scheduled to vest as set forth in the table below:

Restricted Common Stock
Vesting Date	No. of Shares
04/17/2010	10,000
04/17/2011	10,000

(5)
Mr. Danni's restricted shares are scheduled to vest as set forth in the table below:

Restricted Common Stock
Vesting Date	No. of Shares
04/17/2010	10,000
04/17/2011	10,000
(6)
Mr. Vogels' restricted shares are scheduled to vest as set forth in the table below:

Restricted Common Stock
Vesting Date	No. of Shares
04/17/2010	10,000
04/17/2011	10,000

Option Exercises and Stock Vested Table

        In connection with Apex Silver's bankruptcy proceedings, all outstanding common stock and equity awards (including restricted stock and options held by executives) issued by Apex Silver were cancelled, and no stockholder received any amount on account of his or her shares or other equity interests. No restricted shares issued by us have vested.

Post-Employment Payments

Termination Not in Connection with a Change of Control

        All of our full-time salaried employees, including each of our executives other than Ms. Friedman, are covered by our Severance Compensation Plan. If an executive's employment is terminated by us other than for cause (as defined in the plan) and such termination is not in connection with or following a change of control, death, disability or retirement, the executive is entitled to receive a lump sum payment equal to an executive's then current annual salary. We will also pay to the executive an amount equal to the difference between the monthly medical and/or dental premiums the executive was paying immediately prior to termination of employment and the total COBRA premium due in order to continue such insurance coverage. Our Incentive Bonus Plan provides that in such circumstances, the executive will be entitled to receive an amount equal to the executive's target bonus percentage, multiplied by the amount of annual salary paid to the executive through the date of termination. No executive who is terminated for cause, terminates or otherwise voluntarily leaves his or her employment, or whose employment is terminated as a result of death, disability or retirement, will receive any benefits under the Severance Compensation Plan.

        If the termination of employment of one of our named executive officers had occurred as of September 30, 2009 in a manner that would have entitled him or her to payment pursuant to the Severance Compensation Plan, we estimate the following amounts would have been due:

	Severance Payment (Salary)(1)	Severance Payment (Bonus)(2)	Health Insurance Premiums(3)	Total
Jeffrey G. Clevenger	$400,000	$225,000	$16,900	$716,900
Terry L. Owen	$300,000	$101,250	$16,900	$421,900
Jerry W. Danni	$265,000	$89,438	$21,700	$405,950
Robert P. Vogels	$240,000	$90,000	$21,700	$381,700
Robert B. Blakestad	$225,000	$67,500	$13,300	$328,300

(1)
Reflects executive's annual salary for the year ending December 31, 2009.

(2)
Each executive is entitled to receive a pro rata share of his or her target bonus under the Incentive Bonus Plan, based on the portion of the year the executive performed his or her services.

(3)
We currently pay 100% of group health insurance premiums for medical and dental coverage. Amounts shown reflect 12 months of such premiums at rates in effect at September 30, 2009.

        In addition, restrictions on unvested restricted shares will lapse upon termination by Golden Minerals of employment without cause, or as a result of the executive's death, disability or retirement. If the executive's employment terminates for any other reason, including for cause, prior to the scheduled vesting date of the restricted shares, the shares will be forfeited upon termination. The number of restricted shares held by each executive as of September 30, 2009 is shown above in the Outstanding Equity Awards at Fiscal Year-End Table.

        For the purpose of our restricted share awards, "retirement" means an executive's retirement from Golden Minerals or its affiliates, (i) on or after attaining age 55 and completing at least ten years of service, or (ii) on or after attaining age 62.

Termination in Connection with a Change of Control

        We have entered into a Change of Control Agreement with each of our named executive officers. The form of Change of Control Agreement was filed as an exhibit to our Current Report on Form 8-K filed on March 30, 2009. Payments under the Change of Control Agreement are in lieu of payments pursuant to our Severance Compensation Plan and are triggered only if one of the following events occurs within two years after a change of control: (1) termination of employment by us other than for cause, disability or death, or (2) termination of employment by the executive for good reason. Upon the occurrence of a change of control, all restricted stock will no longer be subject to restrictions.

        The amounts shown in the table below assume the occurrence of a change of control and one of the triggering termination events on September 30, 2009. These amounts are estimates of the amounts that would be paid to the named executive officers upon such events. The actual amounts can only be determined at the time of the named executive officer's termination of employment. If payments made to the executive would subject the executive to the excise tax imposed by Section 4999 of the Internal Revenue Code, the executive would be entitled to receive an additional gross-up payment to cover the excise tax. Receipt of benefits upon termination is subject to the execution of a general release of claims by the named executive officer or his or her beneficiary.

	Cash Severance Payment (Salary)(1)	Cash Severance Payment (Bonus)(2)	Health Insurance Premiums(3)	Other Insurance Benefits(4)	Total
Jeffrey G. Clevenger	$1,200,000	$900,000	$50,700	$5,000	$2,155,700
Terry L. Owen	$600,000	$300,000	$33,800	$5,000	$938,800
Jerry W. Danni	$530,000	$238,500	$43,400	$5,000	$816,900
Robert P. Vogels	$480,000	$240,000	$43,400	$5,000	$768,400
Robert B. Blakestad	$450,000	$180,000	$26,600	$5,000	$661,600

(1)
Mr. Clevenger is entitled to receive three times his annual base salary in effect at the date of the change of control. Each remaining named executive is entitled to receive two times his or her annual base salary in effect at the date of the change of control. At September 30, 2009, the annual base salary for Mr. Clevenger was $400,000; for Mr. Owen, $300,000; for Mr. Danni, $265,000, for

  Mr. Vogels, $240,000, and for Mr. Blakestad, $225,000. This amount must be paid in a lump sum within 10 business days after the date of termination of employment.

(2)
Mr. Clevenger is entitled to receive three times his target bonus amount pursuant to our Annual Incentive Plan and the remaining named executives are each entitled to receive two times their respective target bonus amounts pursuant to our Annual Incentive Plan. The target bonus for 2009 for each of the named executive officers is discussed above in "Compensation Discussion and Analysis — Components of our Compensation Program — Annual Cash Bonus." This amount must be paid in a lump sum within 10 business days after the date of termination of employment.

(3)
We will pay, on each executive's behalf, the portion of premiums of the company's group health insurance, including coverage for his or her eligible dependents, that Golden Minerals paid immediately prior to the date of termination ("COBRA Payments") for the period that such executive is entitled to coverage under COBRA, but not to exceed 36 months for Mr. Clevenger and 24 months for the remaining named executives. We will pay such COBRA Payments for the executive's eligible dependents only for coverage for those dependents that were enrolled immediately prior to the date of termination. Our executive will continue to be required to pay that portion of the premium of his or her health coverage, including coverage for eligible dependents that he or she was required to pay as an active employee immediately prior to the date of termination. If the executive is for any reason not eligible for coverage under COBRA for the full 24 or 36 month period, as applicable, we will pay to the executive a lump sum in an amount equal to the product of (i) the amount of the COBRA payment paid on his or her behalf for the final month of the COBRA Period and (ii) the number of months by which the executive's period of COBRA coverage was less than 24 or 36 months, as applicable. Amounts shown in the table above are not discounted to present value.

(4)
For the 24-month period immediately following the date of termination, we have agreed to provide to the executive, at a cost not to exceed an aggregate of $5,000, life, disability, and accident insurance benefits substantially similar to those that the executive was receiving immediately prior to the termination of employment. For the purpose of the above table, we have assumed that a benefit in the aggregate amount of $5,000 will be provided for the named executives.

Director Compensation

        Our directors who are also employees of ours receive no fees for board service. Currently, Mr. Clevenger is the only director who is also an employee. The compensation for the non-executive directors of Golden Minerals includes the following: (i) a $20,000 annual cash retainer, (ii) a $1,000 cash fee for each board or committee meeting that the director attends in person or by telephone, and (iii) a $5,000 annual cash retainer for the Chairman of the Audit Committee. The first annual cash retainer was paid shortly after our emergence from the Chapter 11 proceedings, and subsequent payments will be made on the date of the annual stockholders' meeting. We also reimburse our directors for all reasonable out-of-pocket costs incurred by them in connection with their services.

        Non-employee directors may also receive equity awards under our Non-Employee Directors Deferred Compensation and Equity Award Plan (the "Deferred Compensation Plan"). Pursuant to the Deferred Compensation Plan, the directors may receive discretionary grants of Restricted Stock Units. Restricted Stock Units entitle the director to receive one unrestricted share of common stock for each vested Restricted Stock Unit upon the termination of the director's service on our board of directors.

        The table below sets forth all compensation awarded to our non-employee directors during 2009.

Name	Fees Earned or Paid in Cash ($)(2)	Stock Awards ($)(3)	Total ($)
W. Durand Eppler(1)	27,000	54,069	81,069
Ian Masterton-Hume(1)	27,000	54,069	81,069
Kevin R. Morano(1)	27,000	54,069	81,069
Terry M. Palmer(1)	34,000	54,069	88,069
David Watkins(1)	26,000	54,069	80,069

(1)
The restricted stock units held by our non-employee directors as of September 30, 2009 are shown in the table below. The restricted stock units vest one year after grant date.

Name	Unvested Restricted Stock Units
W. Durand Eppler	5,000
Ian Masterton-Hume	5,000
Kevin R. Morano	5,000
Terry M. Palmer	5,000
David Watkins	5,000
(2)
Each director receives an annual cash retainer and fees for attendance at board meetings and committee meetings. The Audit Committee Chairman also receives an annual retainer.

(3)
Grant date fair value.

PRINCIPAL AND SELLING STOCKHOLDERS

        The following table shows the amount of our common stock beneficially owned as of October 9, 2009, and as adjusted to reflect the            shares of our common stock offered hereby, by those who were known by us to beneficially own more than 5% of our common stock, by each selling stockholder, by our directors and executive officers individually, and by our directors and all of our executive officers as a group. A person is a "beneficial owner" of a security if that person has or shares voting or investment power over the security of if he has the right to acquire beneficial ownership within 60 days. Unless otherwise noted, these persons, to our knowledge, have sole voting and investment power over the shares of common stock listed. Percentage computations are based on 3,232,735 shares of our common stock outstanding as of October 9, 2009. As of October 9, 2009, there were 27 holders of record of our common stock.

				Beneficial Ownership Immediately after the Consummation of this Offering
	Beneficial Ownership as of October 9, 2009		Shares of Common Stock Being Offered
Directors, Executive Officers and 5% Stockholders of Golden Minerals(1)
	Number	Percentage		Number	Percent
Trishield Partners LLC(2)	604,565	18.70%
Highbridge International LLC(3)	391,237	12.10%
Polygon Investments LTD(4)	207,009	6.40%
Equinox Illiquid Fund LP(5)	196,000	6.06%
Scarsdale Equities LLC(6)	185,383	5.73%
Jeffrey G. Clevenger(7)(8)	113,200	3.50%
W. Durand Eppler	—	—
Ian Masterton-Hume	—	—
Kevin R. Morano	—	—
Terry M. Palmer	—	—
David Watkins	2,000	*
Robert B. Blakestad(7)	27,000	*
Jerry W. Danni(7)	23,500	*
Deborah J. Friedman(7)	15,000	*
Terry L. Owen(7)	25,000	*
Robert P. Vogels(7)	20,000	*
Directors and Executive Officers as a group (11 persons)	225,700	6.98%

*
The percentage of shares of common stock beneficially owned is less than 1%.

(1)
The address of these persons, unless otherwise noted, is c/o Golden Minerals Company, 350 Indiana Street, Suite 800, Golden, CO 80401.

(2)
This information is based on Schedule 13D filed on June 22, 2009 by Mr. Alan Jeffrey Buick Jr., Trishield Partners LLC ("Trishield Partners"), Trishield Capital Management LLC ("Trishield Capital") and Trishield Securities Fund LLC ("Trishield Fund"). The address of the principal office of each of Mr. Buick, Trishield Partners, Trishield Capital and Trishield Fund is 30 West 15th Street, No. 7S, New York, New York 10011. Mr. Buick is a citizen of the United States and the managing member of each of Trishield Partners and Trishield Capital. Trishield Partners is the managing member of Trishield Fund. Trishield Capital is the investment manager of Trishield Fund. Trishield Fund purchases, holds and sells securities and other investment products. Trishield Partners, Trishield Capital and Trishield Fund are each organized under the laws of Delaware. Mr. Buick, Trishield Partners, Trishield Capital and Trishield Fund entered into a Joint Filing Agreement, dated as of June 22, 2009 and have a shared voting and dispositive power over the 604,565 shares.

(3)
This information is based on the Schedule 13G/A filed on August 13, 2009 by Highbridge International LLC, Highbridge Capital Management, LLC and Mr. Glenn Dubin. The address of Highbridge International LLC is c/o Harmonic Fund Services, The Cayman Corporate Centre, 4th Floor, 27 Hospital Road, Grand Cayman, Cayman Islands, British West Indies. The address of Highbridge Capital Management, LLC and Mr. Glenn Dubin is c/o Highbridge Capital Management, LLC 9 West 57th Street, 27th Floor, New York, NY 10019. Highbridge International LLC, Highbridge Capital Management, LLC and Mr. Glenn Dubin have shared voting power for the 391,237 shares of common stock. Highbridge Capital Management LLC, a Delaware limited liability company, serves as the trading manager of Highbridge International LLC, a Cayman Islands limited liability company. Mr. Glen Dubin is the Chief Operating Officer of Highbridge Capital Management, LLC. Each of Highbridge Capital Management, LLC and Mr. Glen Dubin may be deemed the beneficial owner of the 391,237 shares of Common Stock beneficially owned by Highbridge International LLC. Highbridge Capital Management, LLC is the trading manager of Highbridge International LLC. Glenn Dubin is the Chief Executive Officer of Highbridge Capital Management, LLC.

(4)
This information is based on the Schedule 13G/A filed on May 22, 2009 by Polygon Global Opportunities Master Fund (the "Master Fund"), Polygon Investments Ltd. (the "Investment Manager"), Polygon Investment Management Limited ("PIML"), Polygon Investment Partners LLP (the "UK Investment Manager"), Polygon Investment Partners LP (the "US Investment Manager"), Polygon Investment Partners HK Limited (the "HK Investment Manager"), Polygon Investment Partners GP, LLC (the "General Partner"), Mr. Reade E. Griffith ("Mr. Griffith") and Mr. Patrick G. G. Dear ("Mr. Dear"). The address of the Master Fund, the Investment Manager, PIML, the UK Investment Manager, Mr. Griffith and Mr. Dear address is c/o Polygon Investment Partners LPP 4 Sloane Terrace, London SW1X9DQ, United Kingdom. The address of the US Investment Manager and the General Partner is c/o Polygon Investment Partners LP 399 Park Avenue, 22nd Floor, New York, NY 10022, US. The address of the HK Investment Manager is Unit 1501-1502, 15/F Cheung Kong Center 2 Queen's Road Central, Hong Kong. The reporting persons may be deemed to be beneficial owner of the 207,000 shares. All of the shares are directly held by the Master Fund. The Investment Manager, PIML, the UK Investment Manager, the US Investment Manager, the HK Investment Manager and the General Partner have voting and dispositive control over securities owned by the Master Fund. Mr. Griffith and Mr. Dear control the Investment Manager, PIML, the UK Investment Manager, the US Investment Manager and the General Partner.

(5)
The information is based on the Schedule 13G filed on June 22, 2009 by Equinox Illiquid Fund, LP (the "Illiquid Fund"), Mason Hill Advisors, LLC ("Advisors"), Equinox Illiquid General Partner, LP ('the General Partner"), Mr. Sean Fieler ("Mr. Fieler") and Mr. William Strong ("'Mr. Strong"). The business address of each of the Illiquid Fund, Advisors, the General Partner, Mr. Fieler and Mr. Strong is 623 Fifth Avenue Fl 27, New York, New York 10022. The Illiquid Fund and the General Partner are Delaware limited partnerships, Advisors is a Delaware limited partnership, and Mr. Fieler and Mr. Strong are citizens of the United States. Advisors, as the investment manager of the Illiquid Fund, beneficially owns the shares of common stock held by the Illiquid Fund. The General Partner, as the general partner of the Illiquid Fund, beneficially owns the shares of common stock held by the Illiquid Fund. Mr. Fieler and Mr. Strong are the controlling persons of the General Partner and Advisors, and they both are deemed to beneficially own 196,000 shares of common stock. Collectively, the reporting persons beneficially own 196,000 shares of common stock and have share voting and dispositive power over the 196,000 shares.

(6)
The information is based on the Schedule 13G filed by Scarsdale Equities LLC on August 10, 2009. The address for Scarsdale Equities LLC is 30 Rockefeller Plaza, Suite 4250, New York, NY 10112. Scarsdale Equities LLC has sole voting and dispositive power over the 185,383 shares. Mr. Wade Black serves as a Chief Operating Officer of Scarsdale Equities LLC. As a broker-dealer, Scarsdale

  Equities LLC holds a portion of the securities on behalf of its clients; none of those individual interests exceed five percent.

(7)
Amounts shown include restricted shares of common stock issued pursuant to our 2009 Equity Incentive Plan. Fifty percent (50%) of the restricted shares vest on the first anniversary of the date of grant, and the remaining fifty percent (50%) vest on the second anniversary of the date of grant. At October 9, 2009, the following individuals held restricted shares of common stock that will not vest within 60 days after October 9, 2009: 95,000 for Mr. Clevenger, 20,000 shares for Mr. Blakestad, 20,000 shares for Mr. Danni, 15,000 for Ms. Friedman, 25,000 for Mr. Owen and 20,000 for Mr. Vogels.

(8)
Amount shown includes 3,200 shares of common stock owned by Mr. Clevenger's spouse for which he disclaims beneficial ownership.

(9)
Includes 195,000 restricted shares of common stock that will not vest within 60 days after October 9, 2009.

(10)
Assumes (i)             shares of common stock outstanding after the offering (assuming the underwriters' over-allotment option is not exercised) and (ii) and non-participation in the offering by all directors, executive officers and 5% stockholders.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Review of Related Person Transactions

        We do not have a formal written policy for the review and approval of transactions with related parties. However, the Audit Committee Charter, our Code of Ethics for Directors, Senior Executive and Financial Officers and Other Executives, and our Code of Ethics and Business Conduct each provide guidelines for reviewing any "related party transaction." In particular, the Audit Committee Charter requires that the Audit Committee review any transaction involving Golden Minerals and a related party at least once a year or upon any significant change in the transaction or relationship. Additionally, our Codes of Ethics prohibit conflicts of interest and provides non-exclusive examples of conduct that would violate the prohibition. If any of our employees are unsure as to whether a conflict of interest exists, the employee is instructed that he or she should consult with a specified compliance officer.

        We annually require each of our directors and executive officers to complete a directors' and officers' questionnaire that elicits information about related party transactions. Our board and outside legal counsel annually review all transactions and relationships disclosed in the directors' and officers' questionnaires, and the board makes a formal determination regarding each director's independence. If a director is determined to no longer be independent, such director, if he or she serves on any of the Audit Committee, the Corporate Governance and Nominating Committee, or the Compensation Committee, will be removed from such committee prior to (or otherwise will not participate in) any future meetings of the committee. If the transaction presents a conflict of interest, the board will determine the appropriate response.

Arrangement with Ms. Friedman

        Since May 2009, Deborah Friedman has devoted approximately half her time to service as our Senior Vice President, General Counsel and Corporate Secretary and approximately half her time to her legal practice at Davis Graham & Stubbs LLP. The firm represents us with respect to various matters and will render an opinion regarding the validity of the issuance of the shares of common stock offered pursuant to this prospectus. We pay a monthly flat fee of $12,000 to the firm for approximately one-half of Ms. Friedman's time which is devoted to us and pay her customary hourly rate to the firm for any time spent by Ms. Friedman in excess of that threshold. From May 1, 2009 (when Ms. Friedman rejoined the firm as an active partner) through September 30, 2009, we have paid approximately $200,000 to Davis Graham & Stubbs LLP for legal services rendered by various attorneys in the firm, including Ms. Friedman. We have been advised that this amount represented a de minimis amount of the firm's total revenue for that period. In addition, we have awarded to Ms. Friedman 15,000 shares of restricted common stock under our 2009 Equity Incentive Plan.

Indemnification Agreements with Officers and Directors

        We have entered into an indemnification agreement with each of our directors and officers. The indemnification agreements require us to indemnify our directors and officers to the fullest extent permitted under Delaware law.

DESCRIPTION OF CAPITAL STOCK

        The following information describes our capital stock and provisions of our Amended and Restated Certificate of Incorporation and Bylaws. This description is only a summary. You should also refer to our Amended and Restated Certificate of Incorporation and Bylaws that have been filed with the SEC.

 Authorized Capital

        Our authorized capital stock consists of:

  •
  50,000,000 shares of common stock, par value $0.01 per share; and

  •
  10,000,000 shares of preferred stock, par value $0.01 per share.

Common Stock

        Upon the completion of the offering, we expect there will be            shares of common stock issued and outstanding (            shares if the underwriter's over-allotment option is exercised in full), including 245,000 shares of restricted stock issued under our 2009 Equity Incentive Plan.

Voting Rights

        Each holder of our common stock is entitled to one vote per share. Subject to the rights of the holders of any preferred stock that we may issue, all voting rights are vested in the holders of shares of our common stock. Holders of shares of common stock will have noncumulative voting rights, which means that the holders of more than 50% of the shares voting for the election of directors will be able to elect 100% of the directors, and the holders of the remaining shares voting for the election of directors will not be able to elect any directors.

Dividends

        Holders of our common stock will be entitled to receive dividends when, as and if declared by our board, out of funds legally available for their payment, subject to the rights of holders of any preferred stock that we may issue. Under the terms of our Amended and Restated Certificate of Incorporation and Bylaws, for a one-year period beginning March 24, 2009, we are not permitted to declare or pay any dividend in respect of our common stock. Additionally, during the one-year period beginning on March 24, 2010, we are not permitted to declare or pay any dividend in respect of our common stock if, after giving effect to such dividend, the aggregate amount of dividends so declared and paid would exceed $1.5 million.

Rights upon Liquidation

        In the event of our voluntary or involuntary liquidation, dissolution or winding up, the holders of our common stock will be entitled to share equally in any of our assets available for distribution after the payment in full of all debts and distributions and after the holders of outstanding preferred stock, if any, have received their liquidation preferences in full.

No Preemptive or Similar Rights

        Under Delaware law, a stockholder is not entitled to preemptive rights to subscribe for additional issuances of common stock or any other class or series of common stock or any security convertible into such stock in proportion to the shares that are owned unless there is a provision to the contrary in the certificate of incorporation. Our Amended and Restated Certificate of Incorporation does not provide its stockholders with any preemptive or similar rights.

 Preferred Stock

        Subject to certain restrictions contained in our Amended and Restate Certificate of Incorporation, our board of directors is authorized, from time to time, to issue shares of preferred stock in series and may, at the time of issue, determine the voting powers, full or limited, or without voting powers, and such designations, powers, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof. Holders of preferred stock may be entitled to receive a preference payment in the event of our liquidation, dissolution or winding up before any payment is made to holders of common stock. Under certain circumstances, the issuance of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management.

        The affirmative vote of the holders of a majority in voting power of the outstanding shares of common stock present in person or represented by proxy at a special or annual meeting duly called for purposes of such business will be required for the issuance of any shares of preferred stock prior to the later of (i) May 24, 2010, and (ii) the date on which we hold our first meeting of stockholders at which directors are elected.

        There are currently no shares of preferred stock outstanding.

Restrictions on Certain Transactions

        Our Amended and Restated Certificate of Incorporation includes provisions which require supermajority stockholder approval for certain transactions. Until March 24, 2011, we will not be able to enter into any Specified Transaction (defined below) without (i) the unanimous approval of our board of directors and (ii) the affirmative vote of the holders representing at least 75% of the outstanding shares of capital stock entitled to vote generally (considered for this purpose as one class). A "Specified Transaction" means (a) the sale, lease or exchange of all or any substantial part of our property or assets (including, for this purpose, the property or assets of our subsidiaries) in a single transaction or a series of related transactions, or (b) a merger or consolidation to which we are a party, except any merger or consolidation involving us in which our capital stock outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (A) the surviving or resulting corporation or (B) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation.

Certain Provisions Governing our Board of Directors until March 24, 2011

        Our Amended and Restated Certificate of Incorporation provides that until March 24, 2011, our board of directors must be comprised of six members (unless otherwise required by the rules of any stock exchange on which our shares are listed), including the Chief Executive Officer and five independent directors. Our stockholders may vote to remove any director for cause by the affirmative vote of a majority of the voting power of outstanding common stock. Additionally, stockholders may vote to remove a maximum of two directors without cause by the affirmative vote of the holders of 66 2/3% in voting power of outstanding common stock at any time prior March 24, 2011.

Anti-Takeover Effects of Certain Provisions of Delaware Law,
the Amended and Restated Certificate of Incorporation and the Bylaws

        Some provisions of Delaware law and our Amended and Restated Certificate of Incorporation and Bylaws could make it more difficult for us to be acquired by means of a tender offer, a proxy contest or otherwise or the removal of our incumbent directors and officers.

        These provisions, summarized below, are expected to discourage and prevent coercive takeover practices and inadequate takeover bids. These provisions are designed to encourage persons seeking to acquire control of our company to first negotiate with our board of directors. They are also intended to provide our management with the flexibility to enhance the likelihood of continuity and stability if our board of directors determines that a takeover is not in the best interests of our stockholders. These provisions, however, could have the effect of discouraging attempts to acquire us, which could deprive our stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Delaware Anti-Takeover Statute

        We are subject to Section 203 of the Delaware General Corporation Law ("DGCL"). Section 203 is an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date that the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a business combination includes a merger, asset or stock sale, or another transaction resulting in a financial benefit to the interested stockholder. Generally, an interested stockholder is a person who, together with affiliates and associates, owns 15% or more of the corporation's voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions that are not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Supermajority Vote for Certain Transactions

        As noted above, our Amended and Restated Certificate of Incorporation requires the affirmative vote of holders of at least 75% of our outstanding shares of common stock in order to approve the sale of all or substantially all of our assets or a merger which results in a change or control. This provision will expire after March 24, 2011.

Special Stockholder Meetings

        Under our Amended and Restated Certificate of Incorporation and Bylaws, special meetings of stockholders may be called only by our board of directors, other than special meetings called solely for the purpose of removing directors, which may be called by requests of the holders of a majority of the outstanding shares of our common stock.

Election and Removal of Directors

        Our Amended and Restated Certificate of Incorporation and Bylaws contain provisions that establish specific procedures for appointing and removing members of the board of directors. In addition, our Amended and Restated Certificate of Incorporation and Bylaws provide that vacancies and newly created directorships on the board of directors may be filled only by a majority of the directors then serving on the board (except as otherwise required by law or by resolution of the board). With the exception of certain provisions which govern the operation of our board of directors through March 24, 2011 (see " — Certain Provisions Governing our Board of Directors until March 24, 2011"), our Amended and Restated Certificate of Incorporation and Bylaws provide that directors may be removed only for cause.

Undesignated Preferred Stock

        The authorization of undesignated, or "blank check," preferred stock will make it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of our company. As noted above, the affirmative vote of the holders of a majority of the outstanding shares of common stock will be required for the issuance of any shares of preferred stock prior to the later of (i) May 24, 2010, and (ii) the date on which we hold our first meeting of stockholders at which directors are elected.

Requirements for Advance Notification of Stockholder Nominations and Proposals

        Our Bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. See " — Advance Notice Requirements for Stockholder Proposals and Director Nominations."

No Stockholder Action by Written Consent.

        Our Amended and Restated Certificate of Incorporation and Bylaws will not permit stockholders to act by written consent.

No Cumulative Voting.

        Under Delaware law, cumulative voting for the election of directors is not permitted unless a corporation's certificate of incorporation authorizes cumulative voting. Our Amended and Restated Certificate of Incorporation and Bylaws do not provide for cumulative voting in the election of directors. Cumulative voting allows a minority stockholder to vote a portion or all of its shares for one or more candidates for seats on the board of directors. Without cumulative voting, a minority stockholder will not be able to gain as many seats on our board of directors based on the number of shares of our stock the stockholder holds as the stockholder would be able to gain if cumulative voting were permitted. The absence of cumulative voting makes it more difficult for a minority stockholder to gain a seat on our board of directors to influence our board's decision regarding a takeover.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

        Our Bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder's notice must be delivered to the company secretary between the 120th day and the 90th day before the anniversary of the preceding year's annual meeting. If, however, the date of the meeting is advanced more than 30 days before, or delayed more than 60 days after, the anniversary of the annual meeting, notice must be delivered between the 120th day before the meeting and the later of the 90th day before the meeting or the 10th day after we publicly announce the date of the meeting. Our Bylaws also specify certain requirements as to the form and content of a stockholder's notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

Amendments to Amended and Restated Certificate of Incorporation or Bylaws

        The affirmative vote of the holders of at least a majority of our issued and outstanding common stock, voting as a single class, is generally required to amend or repeal our Amended and Restated Certificate of Incorporation. The affirmative vote of at least 75% of our outstanding common stock is required to approve amendments to the provisions in our Certificate of Incorporation that establishes the 75% voting threshold for certain transactions. In addition, under the DGCL, an amendment to our Amended and Restated Certificate of Incorporation that would alter or change the powers, preferences or special rights of the common stock so as to affect them adversely also must be approved by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class.

Subject to our Bylaws, our board of directors may from time to time make, amend, supplement or repeal our Bylaws by vote of a majority of our board of directors.

Registration Rights

        We are not currently subject to any contractual agreement or other obligation to register the resale of shares of our capital stock with SEC or any other regulatory authority.

Transfer Agent and Registrar

        The transfer agent and registrar for the common stock is Olympia Trust Company, Toronto, Ontario.

Listing

        Our common stock currently trades in interdealer and over-the-counter transactions, and price quotations have been available in the "pink sheets" under the symbol "GDMN". Our common stock is also listed on the Toronto Stock Exchange under the symbol "AUM". We have applied to list our common stock on the Amex under the symbol "      ". Listing our common stock on the Amex will be subject to meeting its minimum listing requirements.

SHARES ELIGIBLE FOR FUTURE SALE

        Upon completion of this offering we will have            shares of our common stock outstanding, based upon the number of shares of common stock outstanding as of            , 2009 and assuming no exercise of the underwriters' over-allotment option. All of our shares will be freely transferable without restriction or further registration or qualification, except that shares held by our "affiliates," as that term is defined in Rule 144 under the Securities Act, may generally only be sold in compliance with the limitations of Rule 144 described below.

        Future sales of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could adversely affect the prevailing market price of our common stock or make it difficult for us to raise additional equity capital in the future.

Lock-up Agreements

        Of the shares of our common stock outstanding following completion of the offering,            , or            %, will be subject to lock-up agreements. We have agreed not to, without the prior consent of Dahlman Rose & Company, LLC, directly or indirectly, offer, sell or otherwise dispose of any common stock or any securities that may be converted into or exchanged for our common stock for a period of 180 days from the date of this prospectus. In addition, all of our executive officers and directors as well as stockholders holding a substantial amount of our outstanding common stock, have agreed not to, without the prior consent of Dahlman Rose & Company, LLC, directly or indirectly, offer, sell or otherwise dispose of any shares of our common stock or any securities that may be converted into or exchanged for our common stock for a period of 180 days (for our directors and officers) or 90 days (for other stockholders) from the date of this prospectus. See "Underwriting." Dahlman Rose & Company, LLC may give this consent at any time without public notice. With the exception of the underwriters' over-allotment option, there are no present agreements between the underwriters and us or any of our executive officers or directors releasing them or us from these lock-up agreements prior to the expiration of the applicable period.

Rule 144

        Rule 144 provides a safe harbor from the registration requirements of the Securities Act. In general, under Rule 144, a person (or persons whose shares are aggregated) who owns shares that were acquired from us or one of our affiliates at least six months prior to the proposed sale, and who has not been an affiliate of ours for 90 days preceding the sale will be entitled to sell those shares. Affiliates of ours are only allowed to sell their shares after the same six-month holding period, subject to the availability of current public information about us as well as compliance with manner of sale restrictions, a volume limitation and the filing of a Form 144 with the SEC if the sale exceeds 5,000 shares or $50,000 in value. The volume limitation restricts sales within any three-month period to a number of shares that does not exceed the greater of:

  •
  1% of the number of shares of our common stock then outstanding, which will equal            shares immediately after this offering, assuming no exercise by the underwriters of their over-allotment option; or

  •
  The average weekly trading volume of our common stock during the four calendar weeks preceding the filing of the Form 144 with respect to such sale.

        An "affiliate" is a person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with us.

 UNDERWRITING

        We and the selling stockholders have entered into an underwriting agreement, dated                        , 2009, with the underwriters named below with respect to the shares of common stock being offered. Dahlman Rose & Company, LLC is acting as sole book-running manager and representative of the underwriters, whom we refer to collectively as the underwriters. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase from us and the selling stockholders the following number of shares of common stock at the public offering price, less the underwriting discount on the cover page of this prospectus.

Underwriters	Number of Shares
Dahlman Rose & Company, LLC

Total

        This offering is being made concurrently in the U.S. and in Canada, in the province of Ontario (the "Canadian Jurisdiction"). The common stock will be offered in the United States and the Canadian Jurisdiction through the underwriters, either directly or through their respective U.S. or Canadian registered broker-dealer affiliates. Subject to applicable law, the underwriters may offer the common stock outside the United States and Canada.

        The public offering price on the cover page of this prospectus was determined based upon arm's length negotiations between the Company, the underwriters, and the selling stockholders.

        The underwriters have agreed to purchase all of the shares of common stock sold under the underwriting agreement if any of the shares of common stock are purchased, other than shares of common stock covered by the over-allotment option described below. The underwriting agreement provides that the underwriters' obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement, including:

  •
  the representations and warranties made by us and the selling stockholders to the underwriters are true;

  •
  there is no adverse material change in our business; and

  •
  we and the selling stockholders deliver customary closing documents to the underwriters.

        Additionally, the obligations of the underwriters under the underwriting agreement may be terminated at the discretion of Dahlman Rose & Company, LLC, acting on behalf of the underwriters, upon the occurrence of certain stated events. We and the selling stockholders have agreed to indemnify each underwriter, its affiliates, and its members, partners, directors, officers, employees, agents and representatives against certain liabilities and expenses, related to the offering, including liabilities under the U.S. Securities Act and Canadian securities laws. We and the selling stockholders have also agreed to contribute to payments each underwriter may be required to make in respect of such liabilities.

        We and the selling stockholders have granted the underwriters an over-allotment option exercisable for 30 days from the date of this prospectus to purchase a total of up to            shares of common stock being offered hereby, at the public offering price less the underwriting discount on the cover of this prospectus. The underwriters may exercise this over-allotment option solely to cover any over-allotments, if any, made in connection with this offering. To the extent the underwriters exercise this over-allotment option in whole or in part, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares of common stock approximately proportionate to that underwriter's initial commitment amount reflected in the above table. If the over-allotment option is exercised in full, the total public offering price, underwriting discount and proceeds, before expenses, to us

(as set out on the cover page of this prospectus) will be (i) to us, $            , $            and $            , respectively, and (ii) to the selling stockholders, $            , $            and $            , respectively.

        The underwriters have advised us and the selling stockholders that they propose initially to offer the shares of common stock to the public at the public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $            per share. The underwriters may allow, and the dealers may re-allow, a discount not in excess of $            per share to other dealers. If all of the shares of common stock cannot be sold at the public offering price, the offering price and other selling terms may be changed. In the event that the shares of common stock are sold at a price that is below the public offering price set out on the cover page of this prospectus, the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the shares of common stock is less than the gross proceeds paid by the underwriters to us.

        The following table shows the per share and total underwriting discount to be paid to the underwriters by us and the selling stockholders. The information assumes either no exercise or full exercise by the underwriters of the over-allotment option to purchase additional shares.

	Without Option	With Option
Per Share	$	$
Total	$	$

        We and our officers and directors, as well as stockholders holding a substantial amount of our outstanding common stock, have agreed that, subject to certain exceptions, for a period of 180 days (for us and our directors and officers) or 90 days (for other stockholders) from the date of the underwriting agreement, we and they will not, without the prior written consent of Dahlman Rose & Company, directly or indirectly, offer, sell, agree to offer or sell, solicit offers to purchase, grant any call option or purchase any put option with respect to, pledge, borrow or otherwise dispose of any shares of common stock or any securities convertible into or exchangeable for shares of common stock, and will not establish or increase any "put equivalent position" or liquidate or decrease any "call equivalent position" with respect to any shares of common stock or any securities convertible into or exchangeable for shares of common stock (in each case within the meaning of Section 16 of the U.S. Exchange Act and the rules and regulations promulgated thereunder), or otherwise enter into any swap, derivative or other transaction or arrangement that transfers to another, in whole or in part, any economic consequence of ownership of any of shares of common stock or any securities convertible into or exchangeable for shares of common stock.

        In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by an underwriter of a greater number of shares than it is required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the over-allotment option to purchase additional shares of common stock from us in the offering. The underwriters may close out any covered short position by either exercising the over-allotment option to purchase additional shares of common stock or purchasing shares of common stock in the open market. In determining the source of shares of common stock to close out the covered short position, the underwriter will consider, among other things, the price of shares of common stock available for purchase in the open market as compared to the price at which it may purchase additional shares of common stock pursuant to the over-allotment option granted to it. "Naked" short sales are any sales in excess of such over-allotment option. The underwriter must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of shares of common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriter in the open market prior to the completion of the offering.

        Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or delaying a decline in the market price of our shares of common stock, and may stabilize, maintain or otherwise affect the market price of our shares of common stock. As a result, the price of our shares of common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the Amex, the TSX or in the over-the-counter market or otherwise.

        This prospectus may be made available on Internet sites or through other online services maintained by one or more of the underwriters of this offering, or by their affiliates. Other than any prospectus made available in electronic format in this manner, the information on any website containing this prospectus is not part of this prospectus or the registration statement of which this prospectus forms a part, and such information has not been approved or endorsed by us or any underwriter in such capacity and should not be relied on by prospective investors.

        We estimate that our share of the total expenses of the offering, excluding the underwriting discount and the discretionary incentive fee (if any), and assuming no exercise of the over-allotment option, will be approximately $            , which includes approximately $            in reimbursable expenses paid to the underwriters.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

        The following is a summary of the material United States federal income tax consequences to non-U.S. holders (defined below) of the ownership and disposition of the shares of common stock purchased in the offering.

        As used herein, "non-U.S. holders" are beneficial owners of the shares of our common stock purchased in the offering, other than entities or arrangements treated as partnerships for U.S. federal income tax purposes ("Partnerships"), that are not U.S. holders. "U.S. holders" are beneficial owners of the shares of our common stock that are, for United States federal income tax purposes, (1) citizens or individual residents of the United States, (2) corporations created or organized in, or under the laws of, the United States, any state thereof or the District of Columbia, (3) estates, the income of which is subject to United States federal income taxation regardless of its source, or (4) trusts if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (B) an election is in effect under applicable United States Treasury regulations to be treated as a U.S. person.

        If a Partnership is a beneficial owner of the shares of our common stock purchased in the offering, the treatment of a partner in the Partnership will generally depend upon the status of the partner and upon the activities of the Partnership. Partnerships and partners in such Partnerships should consult their own tax advisors about the United States federal income tax consequences of owning and disposing of shares of our common stock.

        This summary does not describe all of the tax consequences that may be relevant to a non-U.S. holder in light of its particular circumstances. For example, it does not deal with special classes of non-U.S. holders, such as banks, thrifts, real estate investment trusts, regulated investment companies, passive foreign investment companies, insurance companies, dealers in securities or currencies, or tax-exempt investors. This summary is limited to holders that hold our shares of common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code") (generally, property held for investment purposes). It does not discuss the tax consequences of the ownership and disposition of shares of our common stock purchased in the offering and held as part of a hedge, straddle, conversion, "synthetic security" or other integrated transaction. This summary also does not address the tax consequences to (i) persons that have a functional currency other than the U.S. dollar, (ii) certain U.S. expatriates or (iii) stockholders or beneficiaries of a holder of such shares of common stock. Further, it does not include any description of any alternative minimum tax consequences, estate tax consequences, or the tax laws of any state or local government or of any foreign government that may be applicable to such shares of common stock. This summary is based on the Code and the United States Treasury regulations promulgated thereunder, and administrative and judicial decisions, all as in effect on the date hereof, all of which are subject to change or differing interpretations, possibly on a retroactive basis. There can be no assurance that the Internal Revenue Service will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling from the Internal Revenue Service with respect to the United States federal income tax consequences of the ownership and disposition of such shares of common stock.

        YOU SHOULD CONSULT WITH YOUR OWN TAX ADVISOR REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN INCOME, FRANCHISE, PERSONAL PROPERTY, ESTATE, GIFT, TRANSFER AND ANY OTHER TAX CONSEQUENCES (INCLUDING ANY ASSOCIATED REPORTING REQUIREMENTS) OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF SHARES OF OUR COMMON STOCK, INCLUDING THE EFFECT OF ANY TREATIES ON THE FOREGOING OR OTHERWISE.

  Our Common Stock

        The rules governing United States federal income taxation of the ownership and disposition by a non-U.S. holder of shares of our common stock are complex and no attempt is made herein to provide more than a summary of such rules.

  Distributions

        If distributions are paid on shares of our common stock, the distributions will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent a distribution with respect to your shares of our common stock exceeds our current and accumulated earnings and profits, it will constitute a return of capital that is applied against and reduces, but not below zero, the adjusted tax basis of your shares of our common stock. Any remainder will constitute gain from the sale or exchange of the shares of our common stock, the treatment of which is described below under the section entitled "— Sale or Exchange of Shares of Common Stock." Dividends paid to a non-U.S. holder generally will be subject to withholding of United States federal income tax at the rate of 30%, or such lower rate as may be specified by an applicable income tax treaty. If the dividend is effectively connected with the non-U.S. holder's conduct of a trade or business in the United States (and, if an applicable tax treaty requires, is also attributable to a United States permanent establishment maintained by such non-U.S. holder), the dividend will not be subject to any withholding tax, provided certain certification requirements are satisfied (as described below). Instead, such dividends will be subject to United States federal income tax imposed on net income on the same basis that applies to U.S. persons generally. A corporate non-U.S. holder under certain circumstances also may be subject to an additional branch profits tax equal to 30%, or such lower rate as may be specified by an applicable income tax treaty, on a portion of its effectively connected earnings and profits for the taxable year.

        Non-U.S. holders should consult their own tax advisors regarding the potential applicability of any income tax treaty in their particular circumstances.

        To claim the benefit of a tax treaty or to claim exemption from withholding on the ground that income is effectively connected with the conduct of a trade or business in the United States, a non-U.S. holder must provide a properly executed form, generally on Internal Revenue Service Form W-8BEN for treaty benefits or Form W-8ECI for effectively connected income, or such successor forms as the Internal Revenue Service designates, prior to the payment of dividends. These forms must be periodically updated. Non-U.S. holders generally may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the Internal Revenue Service.

  Sale or Exchange of Shares of Common Stock

        A non-U.S. holder generally will not be subject to United States federal income tax and, in certain cases, withholding tax on the sale, exchange or other disposition of shares of our common stock purchased in the offering unless (1) the gain is effectively connected with a United States trade or business of the non-U.S. holder (and, if an applicable tax treaty requires, is also attributable to a United States permanent establishment maintained by such non-U.S. holder), (2) in the case of a non-U.S. holder who is an individual, such holder is present in the United States for a period or periods aggregating 183 or more days (as calculated for United States federal income tax purposes) during the taxable year of the disposition, and certain other conditions are satisfied, or (3) we are or have been a "U.S. real property holding corporation," or "USRPHC," as defined for United States federal income tax purposes. Generally, a U.S. corporation is a USRPHC if at least 50% of the value of the real property and certain other assets consists of "U.S. real property interests." We believe that we currently are not a USRPHC, although there can be no assurance that we will not become a USRPHC in future years. Even if we are or become a USRPHC, so long as our common stock is regularly traded on an established securities market, under applicable United

States Treasury regulations, a non-U.S. holder generally will not be subject to United States federal income tax on any gain realized on the sale, exchange or other disposition of shares of our common stock unless the non-U.S. Holder has owned, directly or by attribution, more than 5% of our common stock during the shorter of the five-year period preceding the disposition or the non-U.S. Holder's holding period for the shares of our common stock (a "greater than 5% stockholder").

        If a non-U.S. holder is described in clause (1) or is a greater than 5% stockholder and we are a USRPHC, as described in clause (3) above, such holder generally will be taxed on the net gain derived from a sale in the same manner as U.S. persons generally, and, in the case of a non-U.S. holder described in clause (3) above, in certain cases may be subject to a 10% withholding tax applied to the gross proceeds received. Any amount withheld as discussed above may be applied as a credit against the non-U.S. holder's United States federal income tax liability. If an individual non-U.S. holder is described in clause (2) above, such individual generally will be subject to a flat 30% tax on the gain derived from a sale, which may be offset by certain United States capital losses (even though such individual is not considered a resident of the United States). In addition, if a corporate non-U.S. holder falls under clause (1) above, it may be subject to an additional branch profits tax on such effectively connected income at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty).

        Non-U.S. holders should consult their own tax advisors regarding the potential applicability of any income tax treaty in their particular circumstances.

  Information Reporting and Backup Withholding Tax

        Information reporting and backup withholding (currently at a 28% rate) may apply to dividends paid with respect to our common stock and to proceeds from the sale, exchange or other disposition of our common stock. In certain circumstances, non-U.S. holders may avoid information reporting and backup withholding if they certify under penalties of perjury as to their status as non-U.S. holders or otherwise establish an exemption and certain other requirements are met. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

        Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules from a payment to a non-U.S. holder generally may be refunded or credited against the non-U.S. holder's United States federal income tax liability, if any, provided that an appropriate claim is timely filed with the Internal Revenue Service.

        THE UNITED STATES FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE DEPENDING UPON A NON-U.S. HOLDER'S PARTICULAR SITUATION. NON-U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO ALL TAX CONSEQUENCES TO THEM OF THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS, AND THE POSSIBLE EFFECTS OF ANY CHANGES THEREIN.

LEGAL MATTERS

        The validity of the shares of common stock offered by this prospectus will be passed upon for us by Davis Graham & Stubbs LLP, Denver, Colorado. The underwriters have been represented by Skadden, Arps, Slate, Meagher & Flom LLP, Toronto, Ontario, Canada in connection with this offering.

 INTEREST OF NAMED EXPERTS AND COUNSEL

        Deborah Friedman devotes approximately half her time to service as our Senior Vice President, General Counsel and Corporate Secretary and approximately half her time to her legal practice at Davis Graham & Stubbs LLP, the firm which has rendered an opinion regarding the legality of the issuance of the shares of common stock offered in this prospectus. We pay a monthly flat fee of $12,000 to the firm for approximately one-half of her time which is devoted to us and pay her customary hourly rate to the firm for any time spent by Ms. Friedman in excess of that threshold. From May 1, 2009 (when Ms. Friedman rejoined the firm as an active partner) through September 30, 2009, we have paid approximately $200,000 to Davis Graham & Stubbs for legal services rendered by various attorneys in the firm, including Ms. Friedman. We have been advised that this amount represented a de minimis amount of the firm's total revenue for that period. In addition, we have awarded to Ms. Friedman 15,000 shares of restricted common stock under our 2009 Equity Incentive Plan.

EXPERTS

        The financial statements of Apex Silver as of December 31, 2008 and 2007 and for each of the three years ended December 31, 2008 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

        Information relating to the El Quevar mineral properties in this prospectus has been derived from reports, statements or opinions prepared or certified by SRK Consulting (US), Inc. and Chlumsky, Armbrust and Meyer, LLC, and this information has been included in reliance on such companies' expertise.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and current reports, proxy statements and other information with the SEC. We have filed this registration statement on Form S-1 with the SEC, to register our shares of common stock being offered by this prospectus. Our SEC filings are available to the public at the SEC's website at http://www.sec.gov. You may also read and copy our Form S-1 registration statement and any reports, statements or other information that we file at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Our SEC filings are also available to the public from commercial document retrieval services. Information contained on our website should not be considered part of this prospectus.

        We also file reports, statements or other information with the Alberta, British Columbia, and Ontario Securities Commissions. Copies of these documents that are filed through the System for Electronic Document Analysis and Retrieval, or "SEDAR," of the Canadian Securities Administrators are available at its web site http://www.sedar.com.

GLOSSARY OF TECHNICAL TERMS

"Assay" means to test ores or minerals by chemical or other methods for the purpose of determining the amount of valuable metals contained.

"Base Metal" means a classification of metals usually considered to be of low value and higher chemical activity when compared with the precious metals (gold, silver, platinum, etc.). This nonspecific term generally refers to the high-volume, low-value metals copper, lead, tin, and zinc.

"Breccia" means rock consisting of fragments, more or less angular, in a matrix of finer-grained material or of cementing material.

"Claim" means a mining interest giving its holder the right to prospect, explore for and exploit minerals within a defined area.

"Concentrates" means the clean product of ore or metal separated from its containing rock or earth by froth flotation or other methods of mineral separation.

"Concentrator" means a plant where ore is separated into values (concentrates) and rejects (tails).

"Concession" means a grant or lease of a tract of land made by a government or other controlling authority in return for stipulated services or a promise that the land will be used for a specific purpose.

"Diamond Core" means a rotary type of rock drill that cuts a core of rock and is recovered in long cylindrical sections, two centimeters or more in diameter.

"Deposit" means an informal term for an accumulation of mineral ores.

"Exploration Stage" means a prospect that is not yet in either the development or production stage.

"Feasibility Study" means an engineering study designed to define the technical, economic, and legal viability of a mining project with a high degree of reliability.

"Formation" means a distinct layer of sedimentary rock of similar composition.

"Grade" means the metal content of ore, usually expressed in troy ounces per ton (2,000 pounds) or in grams per ton or metric tons which contain 2,204.6 pounds or 1,000 kilograms. This report refers to ounces per ton.

"Mineralization" means the concentration of metals within a body of rock.

"Mining" means the process of extraction and beneficiation of mineral reserves to produce a marketable metal or mineral product. Exploration continues during the mining process and, in many cases, mineral reserves are expanded during the life of the mine operations as the exploration potential of the deposit is realized.

"Net Smelter Return Royalty" means a defined percentage of the gross revenue from a resource extraction operation, less a proportionate share or transportation, insurance, and processing costs.

"Open Pit" means a mine working or excavation open to the surface.

"Ore" means material containing minerals that can be economically extracted.

"Outcrop" means that part of a geologic formation or structure that appears at the surface of the earth.

"Oxide" means mineralized rock in which some of the original minerals have been oxidized (i.e., combined with oxygen). Oxidation tends to make the ore more porous and permits a more complete permeation of cyanide solutions so that minute particles of gold in the interior of the minerals will be more readily dissolved.

A-1

"Precious Metal" means any of several relatively scarce and valuable metals, such as gold, silver, and the platinum-group metals.

"Probable Reserves" means reserves for which quantity and grade and/or quality are computed from information similar to that used for Proven Reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for Proven Reserves, is high enough to assume continuity between points of observation.

"Proven Reserves" means reserves for which quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

"Production Stage" means a project that is actively engaged in the process of extraction and beneficiation of mineral reserves to produce a marketable metal or mineral product.

"Reclamation" means the process of returning land to another use after mining is completed.

"Recovery" means that portion of the metal contained in the ore that is successfully extracted by processing, expressed as a percentage.

"Reserves" means that part of a mineral deposit that could be economically and legally extracted or produced at the time of reserve determination.

"Sampling" means selecting a fractional, but representative, part of a mineral deposit for analysis.

"Sediment" means solid fragmental material that originates from weathering of rocks and is transported or deposited by air, water, or ice, or that accumulates by other natural agents, such as chemical precipitation from solution or secretion by organisms, and that forms in layers on the Earth's surface at ordinary temperatures in a loose, unconsolidated form.

"Sedimentary" means formed by the deposition of sediment.

"Sulfide" means a compound of sulfur and some other element.

"Tertiary" means the first period of the Cenozoic Era (after the Cretaceous of the Mesozoic Era and before the Quaternary), thought to have covered the span of time between 65 million years and 3 to 2 million years ago.

"Vein" means a fissure, fault or crack in a rock filled by minerals that have traveled upwards from some deep source.

"Waste" means rock lacking sufficient grade and/or other characteristics of ore.

A-2

GOLDEN MINERALS COMPANY AND SUBSIDIARIES

Golden Minerals Company

Unaudited Interim Consolidated Financial Statements

for the Six Month Period Ended June 30, 2009

GOLDEN MINERALS COMPANY

CONSOLIDATED BALANCE SHEETS

(Expressed in United States dollars)

(Unaudited)

	June 30 2009	December 31, 2008
	(Successor)	(Predecessor)
	(in thousands, except share data)
ASSETS
Current assets
Cash and cash equivalents	$15,658	$33,723
Restricted cash	—	20,575
Investments	4,832	16,351
Trade receivables	283	7,315
Inventories	—	75,008
Prepaid expenses and other assets	1,312	15,550

Total current assets	22,085	168,522
Property, plant and equipment, net	9,024	202,534
Assets held for sale	3,106	—
Ore stockpile inventories	—	72,628
Value added tax recoverable	—	157,146
Investments	—	5,487
Prepaid expenses and other assets	558	30

Total assets	$34,773	$606,347

LIABILITIES AND EQUITY (DEFICIT)
Current liabilities
Accounts payable and other accrued liabilities	$3,592	$48,861
Accrued interest payable	—	8,660
Other current liabilities	63	—
Current portion of long term debt	—	523,610

Total current liabilities	3,655	581,131
Long term debt	—	59,951
Asset retirement obligation	—	9,155
Other long term liabilities	596	4,398

Total liabilities	4,251	654,635

Commitments and contingencies (Note 18)
Equity (deficit)
Common stock, (Successor) $.01 par value, 50,000,000 shares authorized; 3,257,735 shares issued and outstanding	33
Ordinary Shares, (Predecessor) $.01 par value, 175,000,000 shares authorized; 59,000,832 shares issued and outstanding		590
Additional paid in capital	36,837	680,901
Accumulated deficit	(7,174)	(880,020)
Accumulated other comprehensive income (loss)	826	(551)

Parent Company's shareholder's equity (deficit)	30,522	(199,080)
Noncontrolling interest in subsidiaries	—	150,792

Total equity (deficit)	30,522	(48,288)

TOTAL LIABILITIES AND EQUITY (DEFICIT)	$34,773	$606,347

The accompanying notes form an integral part of these consolidated financial statements.

GOLDEN MINERALS COMPANY

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(Expressed in United States dollars)

(Unaudited)

	Three Months Ended June 30
			For The Period March 25, 2009 Through June 30, 2009	For The Period January 1, 2009 Through March 24, 2009
					Six Months Ended June 30, 2008
	2009	2008
	(Successor)	(Predecessor)	(Successor)	(Predecessor)
	(in thousands, except share data)
Revenue:
Management service fees (Note 17)	$3,147	$1,350	$3,358	$1,350	$2,700
Costs and expenses:
Costs of services (Note 17)	(1,004)	—	(1,084)	—	—
Exploration expense	(3,021)	(9,137)	(3,469)	(3,482)	(15,329)
Administrative expense	(2,980)	(3,342)	(3,336)	(4,779)	(8,637)
Stock based compensation	(609)	(756)	(609)	(2,717)	(1,599)
Depreciation, depletion and amortization	(143)	(163)	(152)	(102)	(324)

Total costs and expenses	(7,757)	(13,398)	(8,650)	(11,080)	(25,889)

Loss from operations	(4,610)	(12,048)	(5,292)	(9,730)	(23,189)
Other income and expenses:
Interest and other income	166	1,738	290	1,010	3,582
Royalty income	127	198	127	88	198
Interest and other expense	—	(2,641)	—	(345)	(5,279)
Loss on sale of asset	(180)	—	(180)	—	—
Gain (loss) on foreign currency	90	206	94	(13)	95
Gain on extingushment of debt	—	—	—	248,165	—
Loss on auction rate securities	(1,332)	(3,100)	(1,332)	(828)	(3,100)
Reorganization costs, net	(565)	—	(668)	(3,683)	—
Fresh start accounting adjustments	—	—	—	9,122	—

Total other income and expenses	(1,694)	(3,599)	(1,669)	253,516	(4,504)

Income (loss) from continuing operations before income (taxes) benefit	(6,304)	(15,647)	(6,961)	243,786	(27,693)
Income taxes	(187)	(145)	(213)	(165)	(287)

Net income (loss) from continuing operations	(6,491)	(15,792)	(7,174)	243,621	(27,980)
Income (loss) from discontinued operations	—	256,157	—	(4,153)	266,371

Net income (loss)	$(6,491)	$240,365	$(7,174)	$239,468	$238,391
Net (income) loss attributable to noncontrolling interest	—	$(62,824)	$—	$(7,869)	$(35,130)

Net income (loss) attributable to the Successor/Predecessor shareholder's	$(6,491)	$177,541	$(7,174)	$231,599	$203,261

Other comprehensive loss:
Unrealized gain (loss) on securities	826	$2,232	$826	$940	$1,664

Comprehensive (loss) income attributable to Successor/Predecessor shareholder's	$(5,665)	$179,773	$(6,348)	$232,539	$204,925

Net income (loss) per Common/Ordinary Share — basic
Income (loss) from continuing operations attributable to the Successor/Predecessor shareholders	$(2.17)	$(0.27)	$(2.40)	$4.13	$(0.47)
Discontinued operations attributable to the Successor/Predecessor shareholders	—	3.28	—	(0.20)	3.92

Income (loss) attributable to the Successor/Predecessor shareholders	$(2.17)	$3.01	$(2.40)	$3.93	$3.45

Net income (loss) per Common/Ordinary Share — diluted
Income (loss) from continuing operations attributable to the Successor/Predecessor shareholders	$(2.17)	$(0.27)	$(2.40)	$(0.06)	$(0.47)
Discontinued operations attributable to the Successor/Predecessor shareholders	—	3.28	—	(0.17)	3.92

Income (loss) attributable to the Successor/Predecessor shareholders	$(2.17)	$3.01	$(2.40)	$(0.23)	$3.45

Weighted average Common Stock/Ordinary Shares outstanding — basic	2,987,735	58,935,475	2,987,735	59,000,832	58,924,741

Weighted average Common Stock/Ordinary Shares outstanding — diluted	2,987,735	58,935,475	2,987,735	69,171,400	58,924,741

The accompanying notes form an integral part of these consolidated financial statements.

GOLDEN MINERALS COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in United States dollars)

(Unaudited)

	For The Period March 25, 2009 Through June 30, 2009	For The Period January 1, 2009 Through March 24, 2009	Six Months Ended June 30, 2008
	(Successor)	(Predecessor)
	(amounts in thousands)
Cash flows from operating activities:
Net cash provided by (used in) operating activities (Note 19)	$(10,138)	$(13,849)	$12,129

Cash flows from investing activities:
Purchase of available for sale investments	—	(4,447)	(18,932)
Sale of available for sale investments	—	21,113	62,043
Maturities of held-to-maturity investments	—	—	2,000
Settlement of metal derivative instruments	—	—	(111,973)
Released from (transfer to) restricted cash to collateralize credit facility, letters of credit and interest payments , net	—	5,732	889
Proceeds from sale of interest in subsidiary, net	—	25,225	70,000
Proceeds from sale of assets	600	—	—
Receipt of deferred payments from minority interest	—	—	7,396
Capitalized costs and acquisitions of property, plant and equipment	(424)	(4,580)	(16,367)

Net cash provided by (used in) investing activities	$176	$43,043	$(4,944)

Cash flows from financing activities:
Payments of notes payable and long term debt	—	(47,297)	(4,233)
Amounts drawn on DIP facility	—	6,500
Non-controlling interest contributions	—	3,500	38,500

Net cash provided by (used in) financing activities	$—	$(37,297)	$34,267

Net increase (decrease) in cash and cash equivalents	(9,962)	(8,103)	41,452
Cash and cash equivalents — beginning of period	25,620	33,723	40,736

Cash and cash equivalents — end of period	$15,658	$25,620	$82,188

        See Note 19 for supplemental cash flow information.

The accompanying notes form an integral part of these consolidated financial statements.

GOLDEN MINERALS COMPANY

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

(Expressed in United States dollars)

(Unaudited)

					Accumulated Other Comprehensive income (loss)
	Ordinary Shares
			Additional Paid-in Capital	Accumulated Deficit		Non-controlling Interest	Total Equity (Deficit)
	Shares	Amount
	(in thousands except share data)
Balance, December 31, 2008	59,000,832	$590.0	$680,901	$(880,020)	$(551)	$150,792	$(48,288)
(Predecessor)
Stock compensation accrued	—	—	2,920	—	—	—	2,920
Ordinary Shares of Apex Silver Mines Limited to be canceled	(59,000,832)	(590.0)	(683,821)	—	—	—	(684,411)
Unrealized loss on marketable equity securities	—	—	—	—	940	—	940
Net income (loss)	—	—	—	231,599	—	7,869	239,468
Capital contributions	—	—	—	—	—	3,500	3,500
Interest payable to non controlling interest	—	—	—	—	—	7,899	7,899
Elimination of Predecessor accumulated deficit	—	—	—	648,421	—	—	648,421
Elimination of predecessor accumulated OCI	—	—	—	—	(389)	(170,060)	(170,449)

Balance, March 24, 2009	—	$—	$—	$—	$—	$—	$—

(Successor)
Issuance of new equity in connection with emergence from Chapter 11	2,987,735	$30.0	$36,231	$—	$—	$—	$36,261
Stock compensation accrued	270,000	2.7	606	—	—	—	609
Unrealized gain on marketable equity securities	—	—	—	—	826	—	826
Net loss	—	—	—	(7,174)	—	—	(7,174)

Balance, June 30, 2009	3,257,735	$32.7	$36,837	$(7,174)	$826	$—	$30,522

The accompanying notes form an integral part of these consolidated financial statements.

GOLDEN MINERALS COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

1. Basis of Preparation of Financial Statements and Nature of Operations

        Upon emergence from Chapter 11 bankruptcy on March 24, 2009 as discussed in Note 2, Golden Minerals Company (the "Company") a Delaware corporation, became the successor to Apex Silver Mines Limited ("ASML") for purposes of reporting under the U.S. federal securities laws. References in this Form 10-Q to "Successor" refer to the accounts of the Company and its subsidiaries on or after March 25, 2009, the day following emergence from Chapter 11. References to "Predecessor" refer to the accounts of ASML and its subsidiaries prior to March 25, 2009.

        These unaudited interim consolidated financial statements have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission ("SEC"). Such rules and regulations allow the omission of certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States ("GAAP"), so long as such omissions do not render the financial statements misleading.

        In the opinion of management, these financial statements reflect all adjustments that are necessary for fair statement of the results for the periods presented. With the exception of the adjustments made in connection with fresh start accounting, as described in Note 2 below, all adjustments were of a normal recurring nature. Certain reclassifications have been made to the prior period financial statements to conform to the current period presentation. These interim financial statements should be read in conjunction with the annual financial statements of ASML included in its 2008 Annual Report on Form 10-K.

        Prior to the emergence from Chapter 11 and the sale of the San Cristóbal mine, ASML was the 65% owner and operator of the San Cristóbal silver and zinc mine in Bolivia. Following emergence from Chapter 11 and the sale of the San Cristóbal mine to Sumitomo, the Company is primarily engaged in the exploration and advancement of its portfolio of exploration properties primarily in South America and Mexico and in providing operations management services to Sumitomo for the San Cristóbal mine. The financial statements have been prepared on a going concern basis under which an entity is considered to be able to realize its assets and satisfy its liabilities in the normal course of business. However the continuing operations of the Company are dependent upon its ability to raise sufficient capital and to generate future profitable operations. The underlying value and recoverability of the amounts shown as mineral properties in the consolidated balance sheet are dependent on the ability of the Company to continue to finance exploration and development activities that would lead to profitable production or proceeds from the disposition of the mineral properties. There can be no assurance that the Company will be successful in raising additional financing in the future on terms acceptable to the Company or at all.

2. Chapter 11 Proceedings, Financial Restructuring and Sale of the San Cristóbal Mine

  Chapter 11 Reorganization

        On January 12, 2009, ASML and its wholly owned subsidiary, Apex Silver Mines Corporation ("ASMC"), filed voluntary petitions for reorganization relief under Chapter 11 of the U.S. Bankruptcy Code (the "Bankruptcy Code"). ASML also commenced a provisional liquidation proceeding in the Cayman Islands. ASML's subsidiaries outside of the United States, including Minera San Cristóbal S.A. ("MSC"), the Bolivian subsidiary that owns and operates the San Cristóbal mine, were not included in the Chapter 11 filing or in any other bankruptcy or reorganization proceeding.

GOLDEN MINERALS COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in United States dollars)

2. Chapter 11 Proceedings, Financial Restructuring and Sale of the San Cristóbal Mine — (Continued)

        Under Chapter 11, ASML operated its businesses between January 12, 2009 and March 24, 2009 as a debtor-in-possession under court protection from creditors and claimants under the jurisdiction of the Bankruptcy Court and under the supervision of the joint provisional liquidators in the Cayman Islands. On January 20, 2009, ASML entered into a $35 million debtor-in-possession term credit facility (the "DIP Financing Facility") with Sumitomo as lender. The purpose of the DIP Financing Facility was to provide ASML with the cash and liquidity necessary to fund its 65% share of working capital required by the San Cristóbal mine. As of March 24, 2009, ASML had borrowed $6.5 million under the DIP Financing Facility. Upon emergence from Chapter 11 and the sale of the San Cristóbal mine to Sumitomo, as discussed below, Sumitomo waived and released the Company from any liability associated with amounts outstanding, including interest, under the DIP Financing Facility, and the Company recorded a gain of $6.6 million which is included as an offset to the loss on the sale of interest in a subsidiary which is a component of discontinued operations.

        A Joint Plan of Reorganization (the "Plan") was approved by the U.S. Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court") on March 4, 2009, and the Company emerged from Chapter 11 protection on March 24, 2009 (the "Effective Date"). At that time, and subsequent to the closing of the sale of the San Cristóbal mine to Sumitomo as described below, all of the remaining assets of ASML, other than a small cash reserve for the payment of ASML's liquidation expenses, were transferred to the Company. A compulsory liquidation proceeding was initiated for ASML in the Cayman Islands and all of the ordinary shares of ASML will be formally canceled in that proceeding.

        Under the Plan, holders of ASML's 2.875% and 4.0% Convertible Senior Subordinated Notes due 2024 (collectively, the "Notes") received in exchange for the cancellation of the Notes a pro rata distribution of (i) 2,987,735 shares of common stock of the Company, and (ii) approximately $45.0 million of cash plus any other cash or cash equivalents held by the Company in excess of the sum of $15.0 million plus an amount equal to accrued liabilities at March 31, 2009 and certain projected reorganization expenses. To record the effect of the reorganization, ASML wrote off the $290.0 million liability related to the Notes plus $3.2 million interest accrued through January 12, 2009, the Chapter 11 filing date, and recorded a $248.2 million gain at March 24, 2009. Had ASML not been in Chapter 11 bankruptcy between January 12, 2009 and the Effective Date, the Notes would have accrued an additional $1.9 million of interest.

        Other holders of unsecured claims against ASML and ASMC, except ASML's equity holders, received or will receive cash payment for their claims up to a maximum recovery of $10,000 per claim, or a pro rata distribution of common stock of the Company. Through June 30, 2009 the Company has made cash payments of $49,000 in resolution of such claims and has issued no shares of common stock. ASML's equity holders received no recovery under the Plan, and their shares will be canceled in connection with ASML's Cayman Islands liquidation proceeding.

        On the Effective Date, Sumitomo and the other senior lenders waived and released ASML and the Company from any liability associated with amounts outstanding under the project finance facility relating to the San Cristóbal mine.

  Sale of the San Cristóbal Mine

        On the Effective Date, in conjunction with, and as a condition to the emergence from bankruptcy, ASML sold to Sumitomo its remaining direct and indirect interests in the San Cristóbal mine, including its

GOLDEN MINERALS COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in United States dollars)

2. Chapter 11 Proceedings, Financial Restructuring and Sale of the San Cristóbal Mine — (Continued)

65% interest in MSC, for a cash purchase price of $27.5 million, plus $2.5 million in expense reimbursements and the assumption of certain liabilities. The transaction was completed pursuant to the Purchase and Sale Agreement dated January 12, 2009 (the "Purchase Agreement") among ASML, certain other wholly-owned subsidiaries of ASML, Sumitomo and one of Sumitomo's wholly-owned subsidiaries. Under the Purchase Agreement and the Plan, ASML and the Company were released from all liabilities associated with the San Cristóbal mine, including ASML's guarantee of San Cristóbal's indebtedness.

        On the Effective Date, ASMC, which has been renamed Golden Minerals Services Corporation ("Golden Services"), entered into a Management Services Agreement with Sumitomo (the "Management Agreement") under which it is providing certain operations management services with respect to the San Cristóbal mine. The Management Agreement has an initial term of twelve months and thereafter may be terminated by Golden Services with twelve months' prior notice or by Sumitomo with six months' prior notice. If terminated by Sumitomo, Golden Services would be entitled to a $1.0 million termination fee. Golden Services would not be required to pay a termination fee.

  Fresh Start Accounting

        As required by GAAP, the Company used fresh start accounting effective March 25, 2009 following the guidance of American Institute of Certified Public Accountants' ("AICPA") Statement of Position 90-7, "Financial Reporting by Entities in Reorganization under the Bankruptcy Code" ("SOP 90-7"). The Company adopted fresh start accounting because holders of existing voting shares immediately before the Effective Date received less that 50% of the voting shares of the Successor and the reorganized value of the Successor is less than its post-petition liabilities and allowed claims. The Company's financial statements reflect a new capital structure and a new basis in the identifiable assets and liabilities assumed. Accordingly, the consolidated financial statements on or after March 25, 2009 are not comparable to the consolidated financial statements prior to that date.

        SOP 90-7 requires, among other things, the determination of the reorganization value of the Successor upon emergence from bankruptcy. Reorganization value approximates the fair value of the entity, before considering liabilities, and approximates the amount a willing buyer would pay for the assets of the entity immediately after the restructuring. The fair value of the Company's assets was determined with the assistance of a third party valuation expert and a minerals engineering firm who used available comparable market data and quotations, discounted cash flow analysis, and other methods in determining the appropriate asset fair values. Based on these valuations and applying the principles of Financial Accounting Standard "Business Combinations (Revised)" ("FAS 141R"), the Company has adjusted upward the reported amounts of certain of its individual assets, net of liabilities, by a combined total of $9.1 million and has reflected that adjustment in the Predecessor's statement of operations in accordance with SOP 90-7. The upward adjustment relates primarily to recording at fair value certain exploration properties and a royalty interest that were previously reflected on the Predecessor's balance sheet at a zero carrying value, because all exploration costs at such properties were expensed as incurred. Future costs of exploration will continue to be expensed as incurred.

        The total equity of the Successor at the Effective Date, totaling $36.5 million, has been adjusted to reflect no beginning retained earnings or deficit, after taking into account the cancelation of the Notes, the issuance of new shares in the Company, and the fresh start accounting adjustments. The total equity of the Successor company at the Effective Date reflects the estimated enterprise value of the Company following

GOLDEN MINERALS COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in United States dollars)

2. Chapter 11 Proceedings, Financial Restructuring and Sale of the San Cristóbal Mine — (Continued)

the principles of SOP 90-7 and FAS 141R. As part of the Company's bankruptcy proceedings, an enterprise value ranging from $15 million to $30 million was initially projected based on a blend of valuations using market value multiples for peer companies and an assessment of the underlying values of the Company's mineral properties at the time of the bankruptcy filing. As discussed above, and in conjunction with finalizing the fresh start accounting adjustments, additional valuation assessments of the fair value of the Successor company's assets was performed with the assistance of a third party valuation expert and a minerals engineering firm to arrive at the Company's reported equity value at the Effective Date of $36.5 million.

GOLDEN MINERALS COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in United States dollars)

2. Chapter 11 Proceedings, Financial Restructuring and Sale of the San Cristóbal Mine — (Continued)

        The balance sheet adjustments presented below summarize the impact of the reorganization, the sale of the San Cristóbal mine and the application of fresh start accounting as of the Effective Date.

GOLDEN MINERALS COMPANY
REORGANIZED CONSOLIDATED BALANCE SHEETS
(Expressed in United States dollars)
(Unaudited)

	March 24, 2009
	Predecessor Balances	Sale of San Cristóbal Mine (Note I)	Reorganization Adjustments (Note II)	Fresh Start Adjustments (Note III)	Successor Balances
	(amounts in thousands)
Assets
Current assets
Cash and cash equivalents	$43,120	$27,500	$(45,000)	$—	$25,620
Restricted cash	14,853	(14,853)	—	—	—
Investments	88	—	—	—	88
Trade receivables	19,208	(19,023)	—	—	185
Inventories	89,633	(89,633)	—	—	—
Prepaid expenses and other assets	8,543	(7,025)	—	—	1,518

Total current assets	175,445	(103,034)	(45,000)	—	27,411
Property, plant and equipment, net	190,439	(187,387)	—	9,605	12,657
Ore stockpile inventories	74,756	(74,756)	—	—	—
Value added tax recoverable	168,842	(168,842)	—	—	—
Investments	5,249	—	—	—	5,249
Other	48	(44)	—	—	4

Total assets	$614,779	$(534,063)	$(45,000)	$9,605	$45,321

Liabilities and Equity Deficit
Current liabilities
Accounts payable and other accrued liabilities	$44,889	$(36,312)	$—	$—	$8,577
Accrued interest payable	8,987	(5,809)	(3,178)	—	—
Current portion of long term debt	553,516	(263,529)	(289,987)	—	—

Total current liabilities	607,392	(305,650)	(293,165)	—	8,577
Long term debt	37,517	(37,517)	—	—	—
Asset retirement obligation	9,675	(9,675)	—	—	—
Other long term liabilities	2,752	(2,752)	—	483	483

Total liabilities	657,336	(355,594)	(293,165)	483	9,060

Equity (deficit)
Ordinary Shares (Common Stock)	560	—	(530)	—	30
Additional paid in capital	684,122	—	(647,891)	—	36,231
Accumulated deficit	(897,299)	(8,409)	896,586	9,122	—

Parent company's shareholder's equity (deficit)	(212,617)	(8,409)	248,165	9,122	36,261
Noncontrolling interest in subsidiaries	170,060	(170,060)	—	—	—

Total equity (deficit)	(42,557)	(178,469)	248,165	9,122	36,261

Total liabilities and equity deficit	$614,779	$(534,063)	$(45,000)	$9,605	$45,321

Note I. — The adjustments relate to the sale of the San Cristóbal mine to Sumitomo include $27.5 million of cash received from the sale, the write-off of $561.5 million of assets sold to Sumitomo, net of $355.6 million of liabilities assumed by Sumitomo, the release of $170.1 million of non-controlling interest primarily related to Sumitomo and a loss on the sale of $8.4 million.

GOLDEN MINERALS COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in United States dollars)

2. Chapter 11 Proceedings, Financial Restructuring and Sale of the San Cristóbal Mine — (Continued)

Note II. — The reorganization adjustments include a $45.0 million reduction of cash for amounts paid to the holders to settle the Notes, a write-off of the $290.0 million liability related to the Notes, plus $3.2 million of accrued interest, and a $248.2 million gain on extinguishment of debt. The reorganization adjustments also include the write-off of $896.3 million of accumulated deficit, $647.6 million of additional paid in capital and $0.5 million of ordinary shares to reflect the elimination of the Predecessor's shareholder's equity.

Note III. — The fresh start adjustments reflect a write-up of property, plant and equipment to estimated fair value including $7.3 million related to the Company's exploration properties, $2.0 million related to a mineral property royalty held by the Company and $0.3 million related to an aircraft owned by the Company. The fresh start adjustment also includes $0.5 million deferred tax liability adjustment to reflect the tax effect of the adjustments to property, plant and equipment. As the result of the above adjustments the Company recorded a positive $9.1 million fresh start adjustment in the statement of operations for the period ended March 24, 2009.

3. Discontinued Operations

        As a result of the sale, results of operations of the San Cristóbal mine and related subsidiaries sold are presented as discontinued operations for the periods on the Consolidated Statements of Operations and Comprehensive Income (Loss) through March 24, 2009, the date of the sale, including all direct financing related to the San Cristóbal mine (see Note 2). Additionally, costs incurred for management service fees that were previously eliminated upon consolidation have not been eliminated and are reflected as a cost of service between the discontinued operations and the Company.

        The Company determined that reporting discontinued operations is appropriate in accordance with Emerging Issues Task Force 03-13, "Applying the Conditions in Paragraph 42 of FASB Statement No. 144 in Determining Whether to Report Discontinued Operations" ("EITF 03-13"). Based upon the guidance in EITF 03-13, the Company has determined that the continuing cash flows generated by the Management Agreement for the San Cristóbal mine are not so significant as to constitute continuing involvement with the mine. In addition, management has evaluated the Company's other ongoing involvement with the San Cristóbal mine as a result of the Management Agreement, and concluded that it does not represent significant continuing involvement as defined in EITF 03-13.

GOLDEN MINERALS COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in United States dollars)

3. Discontinued Operations — (Continued)

        The results of discontinued operations for the period January 1, 2009 through March 24, 2009 and for the three and six month periods ended June 30, 2008 are as follows (amounts in thousands):

	For The Period January 1, 2009 Through March 24, 2009	Three Months Ended June 30, 2008	Six Months Ended June 30, 2008
Revenue:
Sale of concentrates, net	$99,049	$59,678	$196,531
Costs and expenses:
Costs applicable to sales	(59,955)	(63,955)	(131,761)
Management fee	(1,350)	(1,641)	(2,991)
Asset retirement accretion expense	(232)	(197)	(366)
Gain on comodity drivatives	—	223,464	195,639
Foreign currency gain	1,960	5,764	10,739
Depreciation, depletion and amortization	(10,527)	(7,169)	(18,411)

Total costs and expenses	(70,104)	156,266	52,849

Income from operations	28,945	215,944	249,380
Other income and expenses:
Interest and other income	67	149	352
Interest expense and other borrowing costs	(22,233)	(11,910)	(24,917)

Total other income and expenses	(22,166)	(11,761)	(24,565)

Income before income taxes	6,779	204,183	224,815
Income taxes	(2,523)	(11,097)	(21,515)

Income before sale of interest in subsidiaries	4,256	193,086	203,300

Gain (loss) on sale of interest in subsidiaries	(8,409)	63,071	63,071

Income (loss)from discontinued operations	$(4,153)	$256,157	$266,371

GOLDEN MINERALS COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in United States dollars)

3. Discontinued Operations — (Continued)

        The assets and liabilities of discontinued operations reported in the consolidated balance sheets at December 31, 2008 consisted of the following (amounts in thousands):

December 31, 2008
Assets
Cash and cash equivalents	$992
Restricted cash	20,070
Accounts receivable	7,314
Inventories	75,008
Prepaid expenses and other assets	14,251

Current assets	117,635
Property, plant and equipment, net	199,040
Ore inventories	72,628
Value added tax recoverable	157,146
Other assets	17

$546,466

Liabilities and Equity
Accounts payable and accrued liabilities	$44,878
Accrued interest payable	5,797
Current portion of long term debt	233,623

Current liabilities	284,298
Long term debt	59,951
Reclamation & remediation liabilities	9,155
Other long term liabilities (income taxes)	4,398
Non-controlling interest	150,792
Accumulated earnings	37,872

$546,466

        There are no remaining assets or liabilities from discontinued operations at June 30, 2009.

4. Significant Accounting Policies

Recently Adopted Standards

        During May 2008 the Financial Accounting Standards Board ("FASB") issued FASB Staff Position No. APB 14-1, "Accounting for Convertible Debt Instruments That May Be Settled in Cash Upon Conversion (Including Partial Cash Settlement)" ("FSP No. APB 14-1"). FSP No. APB 14-1 applies to convertible debt instruments that, by their stated terms, may be settled in cash (or other assets) upon conversion, including partial cash settlement, unless the embedded conversion option is required to be separately accounted for as a derivative under Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS No. 133"). FSP No. APB 14-1 will require the liability and equity components of convertible debt instruments to be separately accounted for in a manner that will reflect the entity's nonconvertible debt borrowing rate when interest cost is recognized in

GOLDEN MINERALS COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in United States dollars)

4. Significant Accounting Policies — (Continued)

subsequent periods. As the Company did not have the ability or requirement to cash settle the Notes upon conversion, it does not have any instruments that fall within the scope of FSP No. APB 14-1 and accordingly there was no impact on the Company's consolidated financial position, results of operations or cash flows.

        During February 2008 the FASB issued Staff Position No 157-2, "Effective Date of FASB Statement No. 157" ("FSP FAS 157-2"). FSP FAS 157-2 delayed the effective date of Financial Accounting Standard No. 157 "Fair Value Measurements" (FAS No. 157") by one year (until fiscal years beginning after November 15, 2008, or fiscal year 2009 for the Company) for non-financial assets and non-financial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. The Company adopted the provisions of FSP FAS 157-2 for the Company's nonfinancial assets and liabilities measured at fair value on a nonrecurring basis on January 1, 2009. The adoption did not have a material impact on the Company's financial position or results of operations.

        During March 2008 the FASB issued Financial Accounting Standards No. 161, "Disclosures about Derivative Instruments and Hedging Activities — an Amendment of FASB Statement No. 133" Accounting for Derivative Instruments and Hedging Activities" ("FAS No. 161"). FAS No. 161 enhances the disclosure requirements under Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS No. 133") pertaining to how and why an entity uses derivative instruments, how derivative instruments and related hedge items are accounted for under FAS No. 133, and how derivative instruments and related hedge items affect an entity's financial position, financial performance, and cash flows. The Company adopted the provisions of FAS No. 161 on January 1, 2009, which did not impact the Company's disclosure requirements under FAS No. 133.

        During December 2007 the FASB issued FAS No. 141R, which provides revised guidance on how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, non-controlling interests acquired, and goodwill acquired. Under fresh-start accounting, the Company re-measured the assets and liabilities assumed from ASML at fair value and recorded a $9.1 million gain on reorganization per the guidance of FAS No. 141R and SOP 90-7.

        During December 2007 the FASB issued Financial Accounting Standards No. 160, "Non-controlling Interests in Consolidated Financial Statements — an Amendment of Accounting Research Bulletin No. 51, "Consolidated Financial Statements"" ("FAS No. 160"). A non-controlling interest, formerly called a minority interest, is the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent. The objective of this Standard is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards related to non-controlling interests. The provisions of FAS No. 160 became effective for the Predecessor on January 1, 2009 and have been applied prospectively, except for the provisions related to the presentation of non-controlling interests, which have been applied retrospectively for all periods presented. Upon adoption of FAS No. 160, non-controlling interests of approximately $150.8 million as of December 31, 2008 were recast to a component of total equity in the consolidated balance sheet. In addition, prior to the adoption of FAS No. 160, GAAP did not permit the allocation of losses to the non-controlling interest in excess of the non-controlling interest's recorded interest in the subsidiary. At December 31, 2008, a non-controlling interest of the Predecessor had accumulated approximately $2.4 million of such unallocated losses. At June 30, 2009 the Company had no activities which would require the reporting of a non-controlling interest.

GOLDEN MINERALS COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in United States dollars)

4. Significant Accounting Policies — (Continued)

        In April 2009, the FASB issued Staff Position No. FAS 157-4, "Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly" ("FSP FAS 157-4"), which provides additional guidance on determining fair value when the volume and level of activity for an asset or liability have significantly decreased and includes guidance on identifying circumstances that indicate when a transaction is not orderly. In April 2009, the FASB issued Staff Position No. FAS 115-2 and FAS 124-2, "Recognition and Presentation of Other-Than-Temporary Impairments" ("FSP FAS 115-2 and FAS 124-2"), which: i) clarifies the interaction of the factors that should be considered when determining whether a debt security is other than temporarily impaired, ii) provides guidance on the amount of an other-than-temporary impairment recognized in earnings and other comprehensive income and iii) expands the disclosures required for other-than-temporary impairments for debt and equity securities. Also in April 2009, the FASB issued Staff Position No. 107-1 and APB 28-1, "Interim Disclosures about Fair Value of Financial Instruments" ("FSP FAS 107-1 and APB 28-1"), which requires disclosures about the fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. The Company adopted the provisions of FSP FAS 157-4, FSP FAS 115-2 and FAS 124-2, and FSP FAS 107-1 and APB 28-1 for the interim period ended June 30, 2009 (see Note 13).

Recently Issued Pronouncements

        In May 2009, the FASB issued FASB Statement No. 165 "Subsequent Events" ("FAS No. 165") which establishes accounting and reporting standards for events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The statement sets forth (i) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet in its financial statements, and (iii) the disclosures that an entity should make about events or transactions occurring after the balance sheet date in its financial statements. The Company adopted the provisions of FAS No. 165 for the interim period ended June 30, 2009. The adoption of FAS No. 165 had no impact on the Company's consolidated financial position, results of operations or cash flows.

        During June 2009, the FASB issued FASB Statement No. 168, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No. 162" ("FAS No. 168" or "the Codification"). FAS No. 168 will become the source of authoritative U.S. GAAP to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification will supersede all non-SEC accounting and reporting standards. All other nongrandfathered non-SEC accounting literature not included in the Codification will become nonauthoritative. FAS 168 is effective for the Company's interim quarterly period beginning July 1, 2009. The Company does not expect the adoption of FAS 168 to have a material impact its consolidated financial position, results of operations or cash flows.

5. Investments

        The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Short-term investments include investments with maturities greater than

GOLDEN MINERALS COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in United States dollars)

5. Investments — (Continued)

three months, but not exceeding 12 months. Long-term investments include investments with maturities greater than 12 months.

        The Company determines the appropriate classification of its investments in debt and equity securities at the time of purchase and re-evaluates those classifications at each balance sheet date. Debt securities are classified as held to maturity when the Company has the intent and ability to hold the securities to maturity. Held to maturity debt securities are stated at amortized cost. Available for sale investments are marked to market at each reporting period with changes in value recorded as a component of other comprehensive income (loss). If declines in value are deemed other than temporary, a charge is made to net income (loss) for the period.

        The following tables summarize the Company's investments at June 30, 2009 and December 31, 2008:

June 30, 2009	Cost	Estimated Fair Value	Carrying Value
Successor	(in thousands)
Investments:
Short-term:
Available for sale
Auction rate securities	$5,249	$4,606	$4,606
Common stock	88	226	226

Total available for sale	5,337	4,832	4,832

Total short term	$5,337	$4,832	$4,832

December 31, 2008	Cost	Estimated Fair Value	Carrying Value
Predecessor	(in thousands)
Investments:
Short-term:
Available for sale
Common stock	$761	$124	$124

Corporate notes	223	224	224

Government bonds	15,924	16,003	16,003

Total available for sale	16,908	16,351	16,351

Total short term	$16,908	$16,351	$16,351

Long-term:
Available for sale
Corporate notes	$405	$386	$386

Auction rate securities	5,101	5,101	5,101

Total available for sale	5,506	5,487	5,487

Total long term	$5,506	$5,487	$5,487

GOLDEN MINERALS COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in United States dollars)

5. Investments — (Continued)

        Quoted market prices at June 30, 2009 and December 31, 2008 were used to determine the estimated fair values of the above investments, except with respect to the ARS. See Note 13 for further discussion on the fair value measurement techniques used by the Company to value the above investments.

Auction Rate Security Investments (ARS)

        During July 2009 the Company sold certain of its ARS investments in a secondary market for $2.5 million (see Note 20). At June 30, 2009 these ARS investments held by the Company were recorded at an estimated fair value of $2.5 million equal to the July 2009 sales proceeds of these ARS investments. For the remaining ARS investments not sold, the estimated fair value was determined by the Company with the assistance of a third party valuation firm. The ultimate disposition of these remaining ARS may result in recoverable values that are significantly different from the estimates made by management and the Company may be required to recognize impairments. During the second quarter 2009, the Company recognized a net loss of $1.3 million related to the fair value adjustment for the ARS investments sold during July 2009 and recognized a $0.7 million unrealized gain, in other comprehensive income, related to the ARS investments not disposed of.

Credit Risk

        Credit risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument. For cash and cash equivalents and investments, the Company's maximum exposure to credit risk represents the carrying amount on the balance sheet. The Company attempts to mitigate credit risk for cash and cash equivalents and investments by placing its funds and investments with high credit-quality financial institutions, limiting the amount of exposure to each financial institution, monitoring the financial condition of the financial institutions and investing only in government and corporate securities rated "investment grade" or better. The Company invests with financial institutions that maintain a net worth of not less than $1 billion and are members in good standing of the Securities Investor Protection Corporation.

GOLDEN MINERALS COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in United States dollars)

6. Prepaid expenses and other assets

        Prepaid expenses and other assets consist of the following:

	June 30 2009	December 2008
	Successor	Predecessor
	(in thousands)
Current portion of note receivable	$—	$2,079
Royalty receivable	128	—
Joint venture receivable	67	—
Deferred leasehold costs	345	—
Prepaid insurance	303	3,356
Prepaid legal costs	171	—
Accrued interest on investments	26	236
Prepaid contractor fees and vendor advances	76	7,266
Insurance premium refund receivable	—	778
Recoupable deposits and other	196	1,835

	$1,312	$15,550

  June 30, 2009

        The joint venture receivable is related to amounts due from a joint venture project the Company owns in Peru. Deferred leasehold costs are related to the Company's headquarters office lease in Golden, Colorado. Prepaid legal costs are related to retention amounts paid for legal services and are expected to settle during the third quarter 2009. Prepaid contractor fees and vendor advances consist primarily of advance payments made to contractors and suppliers for exploration related services.

        In addition included in non-current assets is approximately $557,000 of prepaid insurance on which amortization will be recognized through 2015.

  December 31, 2008

        The current portion of notes receivable was related to funds previously advanced by the Company to the contractor that constructed the load out facilities at the Port of Mejillones (see Note 11). Prepaid contractor fees and vendor advances consisted primarily of advance payments made to contractors and suppliers for mining and processing supplies and services at the San Cristóbal mine. Each of these amounts was eliminated in the sale of the San Cristóbal mine to Sumitomo.

GOLDEN MINERALS COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in United States dollars)

7. Inventories

        Inventories at the San Cristóbal mine at December 31, 2008 consisted of the following:

December 31, 2008
(in thousands)
Current Inventories
Concentrate	$18,638
Material and supplies	56,370

$75,008

Long Term Stockpile Inventories
Oxide ore stockpiles	$72,628

$72,628

        The Company had no inventories at June 30, 2009, as all inventories were associated with the San Cristóbal assets sold (see Notes 2 and 3).

        Concentrate inventories at December 31, 2008 consisted of approximately 46,467 tonnes of concentrates and were carried at the lower of cost or market. The long term stockpile inventories consisted of stockpiled ore that will be processed later in the mine life and were carried at the lower of cost or market. Material and supplies inventory consisted primarily of fuel, reagents and operating supplies at the San Cristóbal mine and were carried at the lower of cost or market.

8. Value Added Tax Recoverable

        The Company has recorded value added tax ("VAT") paid in Bolivia and related to the San Cristóbal mine as a recoverable asset. At June 30, 2009, the Company had no recoverable VAT as all recoverable VAT was associated with the San Cristóbal assets sold (see Notes 2 and 3). At December 31, 2008 the VAT recoverable amount was $157.1 million and included $19.5 million of recoverable Bolivian import duties.

        The Company has also paid VAT in Bolivia as well as other countries, primarily related to exploration activities, which is charged to expense as incurred because of the uncertainty of recoverability.

GOLDEN MINERALS COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in United States dollars)

9. Property, Plant and Equipment and assets held for sale

  Property, plant and equipment

        The components of property, plant and equipment are as follows:

	June 30, 2009	December 31, 2008
	Successor	Predecessor
	(in thousands)
Mining properties	$—	$49,596
Exploration properties	6,232	—
Construction in progress	—	14,782
Buildings & leasehold improvements	382	3,709
Mining equipment and machinery	1,912	123,139
Other furniture and equipment	661	5,128

	9,187	196,354
Less: Accumulated depreciation	(163)	(56,446)

	9,024	139,908

Equipment under capital lease	—	72,425
Less: Accumulated depreciation	—	(21,337)

	—	51,088

Port facilities under lease.	—	12,283
Less: Accumulated depreciation	—	(745)

	—	11,538

	$9,024	$202,534

        The increase in exploration properties is the result of recording certain of the Company's exploration properties at fair market value per the requirements of fresh start accounting as discussed in Note 2.

        Property, plant and equipment with a net book value of $187.4 million were included in the net assets and liabilities sold with the San Cristóbal mine on March 24, 2009.

        During the second quarter 2009, the Company sold an office building it owned in La Paz, Bolivia for $650,000 and recorded a loss on the sale of $180,000 plus tax expense related to the transaction of $33,000. The Company received an upfront cash payment of $600,000 and will receive the remaining $50,000 upon final closing during the third quarter 2009.

  Assets held for sale

        At June 30, 2009 the company had obtained approval from the Company's board of directors to sell an exploration property it holds in Bolivia with a carrying value of $2.5 million and a property it holds in Mexico with a carrying value of $0.6 million. The property in Bolivia is subject to a joint venture arrangement with a third party that is currently earning a majority operating interest by funding certain exploration and operations feasibility work. The property in Mexico consists of a few mining concessions located on the southern edge of the Zacatecas district, outside of the Company's targeted exploration

GOLDEN MINERALS COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in United States dollars)

9. Property, Plant and Equipment and assets held for sale — (Continued)

program in the area. The Company is currently negotiating with potential buyers for both properties. At June 30, 2009 the $3.1 million carrying value of the two properties was recorded as assets held for sale.

10. Accounts Payable and Other Accrued Liabilities

        The Company's accounts payable and other accrued liabilities consist of the following:

	June 30, 2009	December 31, 2008
	Successor	Predecessor
	(in thousands)
Accounts payable and accruals	$2,400	$27,502
Deferred revenue	—	3,227
Amounts due smelters	—	7,974
Income taxes payable	—	1,764
Accrued employee compensation and benefits	1,192	8,394

	$3,592	$48,861

        Accrued employee compensation and benefits at June 30, 2009 consist of $0.4 million of accrued performance bonuses payable, $0.2 million of accrued vacation payable and $0.6 million related to withholding taxes and benefits payable.

11. Debt

        The Company's debt at December 31, 2008 consisted of the following:

	Current	Long-term
	(in thousands)
2.875% Convertible Senior Subordinated Notes due 2024	$180,000	$—
4.0% Convertible Senior Subordinated Notes due 2024	109,987	—
Project finance facility	225,000	—
Note assigned to Sumitomo	—	9,060
Capital leases	8,307	39,549
Port lease liability	316	11,342

	$523,610	$59,951

        Subsequent to December 31, 2008 all of the Company's debt was sold or extinguished as a result of the sale of the net assets and liabilities of the San Cristóbal mine and Chapter 11 reorganization (see Note 2).

2.875% Notes and 4.0% Notes

        Under the Plan, holders of the Notes received a pro rata distribution of (i) 2,987,735 shares of the Company's common stock and (ii) approximately $45.0 million of cash in exchange for the cancellation of the Notes. An additional 12,265 shares were reserved for issuance to holders of unsecured claims of ASML, and any such shares that are not issued the holders of such claims will be issued to the Note holders on a pro rata basis. To record the effect of the reorganization, ASML wrote off the $290.0 million

GOLDEN MINERALS COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in United States dollars)

11. Debt — (Continued)

liability related to the Notes plus $3.2 million of accumulated interest and recorded a $248.2 million gain at March 24, 2009. At June 30, 2009, the Company had no further obligations related to the Notes, other than the possible issuance of the additional shares noted above. Had ASML not been in Chapter 11 bankruptcy between January 12, 2009 and the Effective Date, the Notes would have accrued an additional $1.9 million of interest.

San Cristóbal Project Finance Facility

        On December 17, 2008, Sumitomo purchased 90% of the loans under the San Cristóbal Project Finance Facility (the "Facility") from the senior lenders. ASML's guarantee and other obligations to Sumitomo with respect to the 90% of the facility owned by Sumitomo were terminated as part of the Plan and the sale of the San Cristóbal mine. The remaining 10% of the Facility held by the senior lenders was canceled in connection with the Company's emergence from bankruptcy under the Plan. The Predecessor (ASML) recognized a $22.5 million gain on the termination of its obligations related to the Facility and recorded the gain as a reduction of the loss on the sale of interest in subsidiaries as the Facility was the primary obligation of MSC. At June 30, 2009, the Company had no further obligations related to the Facility.

        The Company segregates cash that is restricted by contractual agreement, and reports these amounts separately in the financial statements. At December 31, 2008 the Company reported as current restricted cash $20.6 million that was restricted to provide operating capital for the San Cristóbal mine and the payment of the Facility principal and interest.

Sumitomo Note Assignment

        During 2006 and 2007 ASML loaned funds to San Cristóbal Transportadad de Eletricidad S.A. ("SC TESA"), the contractor that constructed the power line for the San Cristóbal mine, and received a promissory note from SC TESA in the amount of $21.2 million. In connection with the September 2006 sale of 35% of the San Cristóbal mine to Sumitomo, ASML sold 35% of this note to Sumitomo. At December 31, 2008 the Company had recorded a note payable to Sumitomo in the amount of $9.1 million, which includes accrued interest, as a result of the assignment of the 35% interest in the SC TESA promissory note. In connection with the sale of the San Cristóbal mine to Sumitomo, the remaining amount of the SC TESA note receivable was sold to Sumitomo and the note payable to Sumitomo was terminated. At June 30, 2009, the Company had no further obligations related to the note assignment.

Capital Leases

        Certain mining equipment used by the contractor that provides mining services for the San Cristóbal mine has been recorded as capital leases because the equipment is used exclusively at the San Cristóbal mine. At December 31, 2008 ASML had recorded on its balance sheet $51.1 million of equipment, net of accumulated depreciation, and a capital lease obligation of $47.9 million related to the leased equipment. Following the sale of the San Cristóbal mine to Sumitomo, the Company retained no interest in the mining contract or equipment. At June 30, 2009 the Company had no capital lease obligations.

GOLDEN MINERALS COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in United States dollars)

11. Debt — (Continued)

Port Lease Liability

        Certain assets were constructed at the Port of Mejillones for the exclusive use of the San Cristóbal mine, including concentrate reception, unloading and storage facilities. ASML determined that a leasing arrangement exists with respect to those assets. As of December 31, 2008 ASML had recorded on its balance sheet $11.5 million of plant and equipment, net of accumulated depreciation, and a financing obligation of $11.7 million related to the port facility. Following the sale of the San Cristóbal mine to Sumitomo, the Company retained no interest in the contracts or other rights or obligations related to the port.

Sumitomo Working Capital Line of Credit

        During 2008, Sumitomo provided $150.0 million in funding to the San Cristóbal mine under a working capital credit line to augment cash flow from concentrate sales in order to fund San Cristóbal's operating costs, income and other taxes, capital costs and financing costs. All obligations of the Company with respect to the Sumitomo working capital line of credit were terminated with the sale of the San Cristóbal mine to Sumitomo and at June 30, 2009 the Company had no obligations related to the working capital line of credit.

12. Asset Retirement Obligations

        ASML had developed an asset retirement plan for the San Cristóbal mine which included estimated reclamation, remediation and closure requirements based on Bolivian government requirements, World Bank financing requirements and the Company's policies.

        The following table reconciles the beginning and ending balance for ASML's asset retirement obligations:

	The Period Ended March 24, 2009	Year Ended December 31, 2008
	(in thousands)
Beginning balance	$9,155	$6,981
ARO arising in the period	288	1,380
Changes in estimates, and other	—	—
Liabilities settled	—	—
Accretion expense	232	794
Obligation assumed in sale of MSC	(9,675)	—

Ending balance	$—	$9,155

        All asset retirement obligations of the Company were terminated in connection with the sale of the San Cristóbal mine. At June 30, 2009 the Company had no asset retirement obligations related to the San Cristóbal mine or any of its exploration properties.

GOLDEN MINERALS COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in United States dollars)

13. Fair Value Measurements

        Effective January 1, 2008 the Company adopted Financial Accounting Standards No. 157 "Fair Value Measurements", ("FAS No. 157") for the financial assets and liabilities and nonfinancial assets and liabilities which are measured at fair value on a recurring (annual) basis. FAS No. 157 establishes a framework for measuring fair value in the form of a fair value hierarchy which prioritizes the inputs into valuation techniques used to measure fair value into three broad levels. This hierarchy gives the highest priority to quoted prices (unadjusted) in active markets and the lowest priority to unobservable inputs. Further, financial assets and liabilities should be classified by level in their entirety based upon the lowest level of input that was significant to the fair value measurement. The three levels of the fair value hierarchy per FAS No. 157 are as follows:

        Level 1:    Unadjusted quoted market prices in active markets for identical assets or liabilities that are accessible at the measurement date.

        Level 2:    Quoted prices in inactive markets for identical assets or liabilities, quoted prices for similar assets or liabilities in active markets, or other observable inputs either directly related to the asset or liability or derived principally from corroborated observable market data.

        Level 3:    Unobservable inputs due to the fact that there is little or no market activity. This entails using assumptions in models which estimate what market participants would use in pricing the asset or liability.

        The following table summarizes the Company's financial assets at fair value at June 30, 2009, by respective level of the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
	(in thousands)
Assets:
Cash equivalents	$12,000	$—	$—	$12,000
Short-term available for sale securities	226	—	—	226
Auction rate securities	—	2,498	2,108	4,606

	$12,226	$2,498	$2,108	$16,832

        The Company's cash equivalents, comprised principally of time deposits, are classified within Level 1 of the fair value hierarchy.

        The Company's short-term available for sale securities are classified within Level 1 of the fair value hierarchy. These securities are comprised of common stock, which have been valued using quoted prices in active markets.

        Certain of the Company's ARS are classified within Level 2 of the fair value hierarchy. The fair value of these securities was determined equal to the proceeds the Company received during July 2009 for the sale of these securities. They represent Level 2 classification since they were sold in an inactive market and represent observable inputs directly attributable to the assets (see Note 20).

        Certain of the Company's ARS are classified within Level 3 of the fair value hierarchy. These securities are valued by the Company, with the assistance of a third party valuation firm. They are valued based upon the estimated present value of expected cash flows using a Monte Carlo simulation model taking into account significant assumptions regarding coupon payments, recovery, and redemption values.

GOLDEN MINERALS COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in United States dollars)

13. Fair Value Measurements — (Continued)

The Company uses these significant Level 3 inputs as there is no current market activity for these, or similar, securities nor relevant corroborating market data with readily observable inputs to support a Level 1 or 2 valuation.

        The following table summarizes the change in fair value of the Company's Level 3 financial assets (ARS):

Six Months Ended June 30, 2009
(in thousands)
Beginning balance	$5,101
Realized losses	(2,159)
Unrealized gains	1,664
Reclassified to Level 2	(2,498)

Ending balance	$2,108

14. Income Taxes

        The Company, a Delaware corporation, and its subsidiaries file tax returns in the United States and in various foreign jurisdictions. The tax rules and regulations in these countries are highly complex and subject to interpretation. The Company's income tax returns are subject to examination by the relevant taxing authorities and in connection with such examinations, disputes can arise with the taxing authorities over the interpretation or application of certain tax rules within the country involved. The Company's total unrecognized tax benefits, representing uncertain tax positions taken or expected to be taken on tax returns, were $1.4 million and $2.3 million as of June 30, 2009 and December 31, 2008, respectively. Of these, $1.4 million and $2.3 million resulted in a reduction to the Company's deferred tax assets as of June 30, 2009 and December 31, 2008, respectively. As a result of the reorganization, pursuant to the Plan, the Company reduced unrecognized tax benefits by $0.9 million.

        For the period March 25 through June 30, 2009, the Company incurred operating losses, and recognized income tax of $0.2 million consisting of $0.4 million withholding tax on management services provided to Bolivia, less $0.2 million tax benefits for losses which offset previously recognized deferred tax liabilities. Based on the limited history of the Company, an estimated effective tax rate is not used to report the year-to-date results. The Predecessor recognized income tax of $0.2 million for the period January through March 24, 2009 also due to Bolivia withholding tax on management services, and income tax of $2.5 million is included in discontinued operations for the same period in the accompanying consolidated statement of operations and comprehensive income (loss). For the six months ended June 30, 2008, the Predecessor recognized income tax of $1.6 million for Bolivia withholding tax, and income tax of $20.2 million is included in discontinued operations.

        As part of the Plan, the Company received the remaining assets of the predecessor company, which include investments in subsidiaries, some of which are disregarded for U.S. tax purposes. The US tax basis of the assets received is limited to the fair value placed on them for fresh start purposes. A deferred tax liability of $0.5 million was recognized for fresh start purposes for assets whose fresh start value exceeded

GOLDEN MINERALS COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in United States dollars)

14. Income Taxes — (Continued)

the tax basis. Deferred tax liabilities were reduced to $0.3 million as of June 30, 2009, as the result of the recognition of $0.2 million of deferred tax benefits resulting from losses incurred during the period.

15. Equity

        Equity Incentive Plans — The Predecessor had established stock plans to issue share options and other share awards to officers, directors, employees, consultants and agents of the Predecessor and its subsidiaries (the "Stock Plans").

        The Predecessor recognized stock-based compensation costs using a graded vesting attribution method whereby costs are recognized over the requisite service period for each separately vesting portion of the award. The Predecessor recognized stock-based compensation costs of $0.5 million and $0.9 million for the 83 day period ended March 24, 2009 and the three month period ended March 31, 2008, respectively.

        As discussed in Note 2, the Predecessor's equity holders received no recovery under the Plan following emergence from Chapter 11. As such, the following shares underlying awards granted under the Stock Plans were cancelled and the holders of grants under the Stock Plans have no further rights or recovery: approximately 2.5 million stock option grants to employees and directors, with an average exercise price of $14.83; 211,975 restricted share grants to employees, with a weighted average grant date fair value of $15.22 per share; and 55,549 restricted stock units granted to directors, with a weighted average grant date fair value of $11.70 per unit. Per the guidance of Financial Accounting Standards No. 123R, "Statement No. 123 (revised 2004) Share-Based Payment" ("FAS No. 123R"), ASML recognized $2.4 million of compensation expense related to the stock options, restricted share grants and restricted stock unit grants cancelled. The compensation expense recognized was the unrecognized grant date fair value of the options and grants remaining at the date of cancellation. In addition, 350,000 warrants, held by third parties, to purchase Ordinary Shares at a price of $20.79 per Ordinary Share were cancelled.

        On April 3, 2009, the Company adopted the 2009 Equity Incentive Plan (the "Equity Plan") and the Company's board of directors granted 270,000 shares of restricted common stock to the Company's executive officers and employees pursuant to the Equity Plan. One-half of the shares awarded will vest on the first anniversary of the grant date and one-half will vest on the second anniversary of the grant date, provided that the officer or employee is employed by or continues to serve the Company on the applicable vesting date.

        A summary of the status of the Company's restricted stock grants issued under the Equity Plan at June 30, 2009 and changes during the period April 3, 2009 through June 30, 2009:

Restricted Stock Grants	Number of Shares	Weighted Average Grant Date Fair Value Per Share
Outstanding at beginning of the period	—	$—
Granted during period	270,000	10.92
Restrictions lifted during the period	—	—
Forfeited during period	—	—

Outstanding at end of the period	270,000	10.92

GOLDEN MINERALS COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in United States dollars)

15. Equity — (Continued)

        As the Company's shares were not yet listed and publicly traded at the time of the restricted stock grants, the grant date fair value was calculated by dividing the total shares of common stock available under the Joint Plan of Reorganization by the net fair value of the reorganized company following the principles of SOP 90-7 and FAS 141R (see Note 2). For the quarter ended June 30, 2009 the Company recognized $0.5 million of compensation expense related to the restricted stock grants and expects to recognize additional compensation expense of approximately $2.3 million over the next 1.8 year period.

        Also, pursuant to the Equity Plan, the Company's board of directors adopted the Non-Employee Director's Deferred Compensation and Equity Award Plan (the "Deferred Compensation Plan"). Pursuant to the Deferred Compensation Plan the directors will receive a portion of their compensation in the form of Restricted Stock Units ("RSU") issued under the Equity Plan. The Restricted Stock Units typically vest one year after the date of grant so long as the individual is still serving as a director. Each Restricted Stock Unit entitles the director to receive one unrestricted share of common stock for each vested Restricted Stock Unit upon the termination of the director's board service. The non-employee directors were granted 25,000 RSU, with a grant date of April 3, 2009.

        A summary of the status of the RSU grants issued under the Deferred Compensation Plan at June 30, 2009 and changes during the period April 3, 2009 through June 30, 2009:

Restricted Stock Units	Number of Underlying Shares	Weighted Average Grant Date Fair Value Per Share
Outstanding at beginning of the period	—	$—
Granted during period	25,000	10.92
Restrictions lifted during the period	—	—
Forfeited during period	—	—

Outstanding at end of the period	25,000	10.92

        As the Company's shares were not yet listed and publicly traded at the time of the RSU grants, the grant date fair value was calculated by dividing the total shares of common stock available under the Joint Plan of Reorganization by the net fair value of the reorganized company following the principles of SOP 90-7 and FAS 141R (see Note 2). For the quarter ended June 30, 2009 the Company recognized $0.1 million of compensation expense related to the RSU grants and expects to recognize additional compensation expense of approximately $0.2 million over the next nine month period.

GOLDEN MINERALS COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in United States dollars)

16. Non-controlling Interest

        On January 1, 2009 the Company adopted FAS No. 160 related to non-controlling inter- est, previously called a minority interest. A non-controlling interest is the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent. The objective of this Standard is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards related to non-controlling interests. The Company applied the provisions of FAS No. 160 prospectively, except for the provisions related to the presentation of non-controlling interests, which have been applied retrospectively for all periods presented. Upon adoption of FAS No. 160, non-controlling interests of approximately $150.8 million as of December 31, 2008 were recast to a component of total equity in the consolidated balance sheet.

        At June 30, 2009 the Company does not participate in any business arrangements that require the reporting of a non-controlling interest pursuant to FAS No. 160.

        The following schedule sets forth the amounts of income from continuing operations and discontinued operations attributable to the Company:

	For The Period March 25, 2009 Through June 30, 2009	For The Period January 1, 2009 Through March 24, 2009	Six Months Ended June 30, 2008
	(Successor)	(Predecessor)
	(in thousands, except share data)
Amounts attributable to Golden Mineral common stockholders and Predecessor's ordinary shareholders:
Income (loss) from continuing operations	$(7,174)	$243,621	$(27,980)
Discontinued operations	—	(12,022)	231,241

Net income (loss)	$(7,174)	$231,599	$203,261

Sumitomo Corporation

        The Predecessor consolidated 100% of the accounts of the San Cristóbal mine and recorded Sumitomo's 35% non-controlling interest in the gains or losses of the San Cristóbal mine and its subsidiaries for the period reported. In addition, the Predecessor recorded certain advances and loan proceeds from Sumitomo and interest due Sumitomo to non-controlling interest.

        Net income attributable to the Predecessor for the period January 1, 2009 through March 24, 2009 includes $7.9 million of non-controlling interest expense related to Sumitomo's interest in the San Cristóbal mine earnings during that period (see Note 3).

        At June 30, 2009, subsequent to the sale of the San Cristóbal mine, the Company has no non-controlling interest related to Sumitomo recorded on its books.

SC TESA

        During 2005 the Predecessor entered into a long-term contract with SC TESA to construct a power line and transport power to the San Cristóbal mine from the Bolivian power grid. In accordance with the guidance of FASB Interpretation No. 46R, "Variable Interest Entities," Predecessor fully consolidated the

GOLDEN MINERALS COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in United States dollars)

16. Non-controlling Interest — (Continued)

accounts of SC TESA for financial reporting purposes. Because SC TESA was consolidated for financial reporting purposes, the intercompany profit earned by SC TESA was eliminated and the Company recognized a non-controlling interest offset to SC TESA's earnings or loss.

        Loss from discontinued operations for the period January 1, 2009 through March 24, 2009, includes $0.3 million of non-controlling interest expense related to SC TESA's intercompany profit (see Note 3).

        At June 30, 2009, subsequent to the sale of the San Cristóbal mine, the Company has no non-controlling interest related to SC TESA recorded on its books.

17. Revenue and Cost of Services

        On the Effective Date, the Company entered into the Management Agreement under which it provides certain management services with respect to the San Cristóbal mine. The Management Agreement provides for an annual fee of $9.5 million. The Company expects that approximately $3.5 million of the fee paid for 2009 will constitute reimbursement for direct administrative expenses the Company incurs on behalf of the San Cristóbal mine. The Company may also earn a potential annual incentive fee of up to $1.5 million, which would not be determined or paid until 2010. Under the terms of the Management Agreement, the Company will receive the fee and any reimbursements net of any Bolivian withholding taxes. The fee and reimbursements for administrative costs and Bolivian withholding taxes are reported as "Revenue from Services" in the statement of operations following the guidance of Emerging Issues Task Force 01-14 "Income Statement Characterization of Reimbursements Received for "Out-of-Pocket" Expenses Incurred", ("EITF 01-14") and Emerging Issues Task Force 99-19 "Reporting Revenue Gross as a Principal versus Net as an Agent", ("EITF 99-19"), both of which support recording as gross revenue fees received for the reimbursement of expenses in situations where the recipient is the primary obligor and has certain discretion in the incurrence of the reimbursable expense. The actual costs incurred for the reimbursed administrative costs and other direct expenses will be reported as costs of services in the statement of operations. Reimbursed Bolivian withholding taxes will be reported as income taxes in the statement of operations. Prior to entering into the Management Agreement, ASML received a management fee of $450,000 per month from San Cristóbal to cover certain costs incurred directly by ASML.

        For the period March 25, 2009 through June 30, 2009 the Company had recorded $3.4 million as revenue related to the Management Agreement, comprised of $3.0 million of fees (which included reimbursement for direct administrative expenses of $1.4 million) and $0.4 million for reimbursed withholding taxes. The Company also recorded corresponding charges of $1.1 million to cost of services and $0.4 million to income taxes for the actual administrative costs and withholding taxes reimbursable under the Management Agreement.

18. Commitments and Contingencies

        The Company concluded, based on the results of an internal investigation conducted under the direction of its Audit Committee in late 2005 and early 2006, that certain former senior employees were involved in making impermissible payments of approximately $125,000 to government officials in 2003 and 2004 in connection with an inactive, early stage exploration property that is not related to any of the Company's current or former active exploration or operating properties. Based on findings to date, no changes to the Company's previously filed financial statements are warranted as a result of these matters.

GOLDEN MINERALS COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in United States dollars)

18. Commitments and Contingencies — (Continued)

The Company contacted the Department of Justice ("DOJ") and Securities and Exchange Commission ("SEC") during 2006 and reported the results of the internal investigation. The Company was informed that the SEC and DOJ commenced investigations with respect to these matters, including possible violations of the Foreign Corrupt Practices Act. On January 7, 2009, the Company received a "Wells notice" from the staff of the SEC (the "Staff"), which stated that the Staff intended to recommend to the SEC that an enforcement action be commenced against the Company, alleging that the Company violated Sections 13(b)(2)(A), 13(b)(2)(B), 13(b)(5) and 30A of the Securities Exchange Act of 1934 (the "Exchange Act"). The Wells notice further stated that the Staff may seek permanent injunctive relief, disgorgement, prejudgment interest and civil money penalties against the Company. The Company has submitted a Wells Statement putting forth reasons that the SEC should not institute civil enforcement proceedings against it.

        The Company has learned that the Staff also issued Wells notices to individuals who served as Chief Financial Officer and executive Chairman of the Board of the Predecessor during the period of the alleged illegal payments. A Wells notice indicates that the Staff believes there may be sufficient evidence of a potential violation of the federal securities laws to consider making a recommendation to the SEC commissioners that civil enforcement proceedings should be instituted.

        Subsequently, the Company entered into discussions with the Staff concerning a settlement of the conduct subject to the SEC's investigation. As a result, the Company reached an agreement in principle with the staff which, if approved by the Commission, would resolve this matter with the SEC. Under the terms of the proposed settlement, the Company, on neither an admit nor deny basis, would agree to the entry of an administrative cease and desist order prohibiting the Company from future violations of Sections 13(b)(2)(A), 13(b)(2)(B) and 30A of the Exchange Act. Moreover, under the terms of the proposed settlement, the SEC staff would not recommend that the Commission require the payment of disgorgement, civil money penalties, prejudgment interest or the appointment of a corporate monitor. The proposed settlement is subject to Commission approval, negotiation of the terms of the settlement papers and approval by the Company's Board of Directors. The Company cannot guarantee that the Commission will ultimately accept the terms of the proposed settlement.

        The Company is cooperating fully with the SEC and DOJ investigations. The Company cannot predict with any certainty the final outcome of the DOJ's investigation, including any fines or penalties that may be imposed. Moreover, absent the Commission's approval of the proposed settlement, the Company cannot predict with any certainty the final outcome of the SEC's investigation, including any fines or penalties that may be imposed.

GOLDEN MINERALS COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in United States dollars)

19. Supplemental Cash Flow Information

        The following table reconciles net income (loss) for the period to cash from operations:

	For The Period March 25, 2009 Through June 30, 2009	For The Period January 1, 2009 Through March 24, 2009	Six Months Ended June 30, 2008
	(Successor)	(Predecessor)
	(in thousands)
Cash flows from operating activities:
Net income (loss) before noncontrolling interests	$(7,174)	$239,468	$238,391
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Amortization and depreciation	152	10,977	18,735
Amortization of deferred financing costs	—	—	2,248
Accretion of asset retirement obligation	—	232	366
Amortization of premiums and discounts	—	37	(229)
Mark-to-market (gain) loss on derivative positions	—	36	(195,638)
Loss on sale of assets	180	—	—
Loss on auction rate security investments	1,332	828	3,100
Gain on extingushment of debt	—	(248,165)	—
(Gian) loss on sale of interest in subsidiary	—	8,409	(63,071)
Fresh start accounting adjustment	—	(9,122)
Stock compensation	609	2,920	2,049
Changes in operating assets and liabilities:
(Increase) decrease in trade accounts receivable	(98)	(11,893)	1,911
(Increase) decrease in accrued interest receivable	126	84	240
Port fees applied to Port of Mejillones note receivable	—	709	1,382
Increase (decrease) in prepaid expenses and other assets	(427)	6,063	1,896
Increase in inventories	—	(12,000)	(61,534)
Increase in value added tax recoverable, net	—	(11,696)	(32,426)
Increase in accrued interest payable	—	11,496	5,618
Increase (decrease) in deferred revenue	—	(3,227)	52,667
Increase (decrease) in accounts payable and accrued liabilities net of amounts capitalized	(5,017)	2,462	37,811
Increase in deferred leasehold payments	369	—	—
Decrease in deferred taxes, net	(193)	(2,262)	(3,492)
Other increase (decrease)	3	795	2,105

Net cash provided by (used in) operating activities	$(10,138)	$(13,849)	$12,129

GOLDEN MINERALS COMPANY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in United States dollars)

19. Supplemental Cash Flow Information — (Continued)

        The following table sets forth supplemental cash flow information and non-cash transactions:

	For The Period March 25, 2009 Through June 30, 2009	For The Period January 1, 2009 Through March 24, 2009	Six Months Ended June 30, 2008
	(Successor)	(Predecessor)
	(in thousands)
Supplemental disclosure:
Interest paid, net of amounts capitalized	$—	$—	$17,224
Supplemental disclosure of non-cash transactions:
Initial measurement of asset retirement obligation	$—	$288	$959
Equipment acquired through capital lease	$—	$—	$1,283

20. Subsequent Events

Toronto Stock Exchange Listing

        The Company's common stock commenced trading on the Toronto Stock Exchange (the "TSX") at the opening of the market on Thursday, July 16, 2009 under the ticker symbol "AUM".

Sale of ARS Investments

        On July 23, 2009, the Company completed the disposition of certain of its ARS investments through two brokerage firms. The Company received approximately $2.5 million in exchange for the securities, which had a carrying value of approximately $2.5 million at March 31, 2009, which was net of an impairment loss of approximately $1.3 million which the Company recorded during the second quarter 2009.

        Subsequent events were evaluated by the Company as of August 7, 2009, the date at which the Consolidated Financial Statements were issued.

Apex Silver Mines Limited

Predecessor to Golden Minerals Company

Consolidated Financial Statements

for the Years Ended December 31, 2008, 2007 and 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Apex Silver Mines Limited:

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income (loss), of changes in equity (deficit) and of cash flows present fairly, in all material respects, the financial position of Apex Silver Mines Limited and its subsidiaries (the "Company") at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

        The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, on January 12, 2009 Apex Silver Mines Limited and its wholly owned subsidiary, Apex Silver Mines Corporation, filed voluntary petitions for reorganization relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York. This condition raises substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

        As discussed in Note 14 to the consolidated financial statements, the Company adopted FASB Statement No. 157, Fair Value Measurements, as of January 1, 2008, which did not require retrospective application. As discussed in Note 4 to the consolidated financial statements, the Company changed its method of accounting for noncontrolling interests effective January 1, 2009, which required retrospective application for all periods presented.

        A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP
Denver, Colorado

March 16, 2009, except with respect to our opinion on the consolidated financial statements insofar as it relates to the reclassification of the San Cristobal operation as discontinued operations discussed in Note 1 and the effects of the retrospective adoption of FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51 discussed in Note 4 as to which the date is October 14, 2009.

APEX SILVER MINES LIMITED

DEBTOR IN POSSESSION

CONSOLIDATED BALANCE SHEETS

(Expressed in United States dollars)

	December 31, 2008	December 31, 2007
	(in thousands except share data)
Assets
Current assets
Cash and cash equivalents	$33,723	$40,736
Restricted cash	20,575	12,313
Investments	16,351	52,243
Trade receivables	7,315	3,110
Inventories	75,008	44,211
Prepaid expenses and other assets	15,550	16,195

Current assets	168,522	168,808
Property, plant and equipment (net)	202,534	841,981
Ore stockpile inventories	72,628	76,914
Deferred financing costs	—	15,990
Value added tax recoverable	157,146	95,327
Restricted cash	—	91,000
Investments	5,487	24,407
Derivatives at fair value	—	8,475
Other	30	2,009

Total assets	$606,347	$1,324,911

Liabilities and Equity (Deficit)
Current liabilities
Accounts payable and accrued liabilities	$48,861	$55,957
Accrued interest payable	8,660	4,982
Derivatives at fair value	—	266,820
Current portion of long-term debt	523,610	41,155

Current liabilities	581,131	368,914
Long-term debt	59,951	546,981
Derivatives at fair value	—	482,683
Deferred gain on sale of asset	—	945
Asset retirement obligation	9,155	6,981
Other long term liabilities	4,398	2,508

Total liabilities	654,635	1,409,012
Commitments and contingencies (Note 21)
Equity (deficit)
Ordinary Shares, $.01 par value, 175,000,000 shares authorized; 59,000,832 and 58,909,625 shares issued and outstanding, respectively	590	589
Additional paid in capital	680,901	677,203
Accumulated deficit	(880,020)	(761,783)
Accumulated other comprehensive loss	(551)	(110)

Parent Company shareholders' deficit	(199,080)	(84,101)
Noncontrolling interest in subsidiaries	150,792	—

Total deficit	(48,288)	(84,101)

Total liabilities and deficit	$606,347	$1,324,911

The accompanying notes form an integral part of these consolidated financial statements.

APEX SILVER MINES LIMITED

DEBTOR IN POSSESSION

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(Expressed in United States dollars)

	For the years ended December 31,
	2008	2007	2006
	(in thousands, except share data)
Revenue:
Management service fees	$5,400	$5,400	$2,640
Costs and expenses:
Exploration expense	(25,397)	(15,357)	(8,316)
Administrative expense	(20,200)	(20,273)	(19,667)
Depreciation, depletion and amortization	(527)	(533)	(403)

Total costs and expenses	(46,124)	(36,163)	(28,386)

Loss from operations	(40,724)	(30,763)	(25,746)
Other income and expenses:
Interest and other income	5,553	19,432	10,117
Royalty income	351	1,319	1,619
Interest expense and other borrowing costs	(15,848)	(5,733)	—
Foreign exchange loss	(32)	(48)	(9)
Reorganization cost	(2,153)	—	—
Gain on extingushment of debt	—	—	2,875
Loss on auction rate securities	(16,263)	(34,537)	—

Total other income and expenses	(28,392)	(19,567)	14,602

Loss from continuing operations before income (taxes) benefit	(69,116)	(50,330)	(11,144)
Income taxes	(618)	(879)	(749)

Net loss from continuing operations	(69,734)	(51,209)	(11,893)
Loss from discontinued operations	(166,625)	(24,634)	(510,465)

Net loss	$(236,359)	$(75,843)	$(522,358)
Net loss attributable to noncontrolling interest	$118,122	$87,399	$8,813

Net (loss) income attributable to shareholder's	$(118,237)	$11,556	$(513,545)

Other comprehensive gain (loss):
Unrealized (loss) gain on securities	$(441)	$(86)	$219

Comprehensive (loss) income attributable to shareholder's	$(118,678)	$11,470	$(513,326)

Net income (loss) per Ordinary Share — basic and diluted(1)
Loss from continuing operations attributable to shareholders	$(1.18)	$(0.87)	$(0.21)
(Loss) gain from discontinued operations attributable to shareholders	$(0.82)	$1.07	(8.88)

Net (loss) income attributable to shareholders	$(2.01)	$0.20	$(9.09)

Weighted average Ordinary Shares outstanding — basic and diluted(1)	58,947,025	58,714,935	56,498,416

(1)
Potentialy dilutive shares were anti-dilutive for all periods presented.

The accompanying notes form an integral part of these consolidated financial statements.

APEX SILVER MINES LIMITED

DEBTOR IN POSSESSION

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

(Expressed in United States dollars)

	Ordinary Shares				Accumulated Other Comprehensive income (loss)
			Additional Paid-in Capital	Accumulated Deficit		Non- controlling Interest	Total Equity (Deficit)
	Shares	Amount
	(in thousands except share data)
Balance, December 31, 2005	50,444,890	$504.4	$486,762	$(259,794)	$(243)	$34	$227,263
Stock to construct power line ($15.09 per share)	369,033	3.7	5,724	—	—	—	5,728
Shares issued to retire debt, ($15.77 per share)	1,086,653	10.9	17,114	—	—	—	17,125
Stock to consultants ($15.90 per share)	1,699	—	27	—	—	—	27
Stock compensation accrued	—	—	5,451	—	—	—	5,451
Stock options exercised ($12.52 per share)	283,425	2.8	3,406	—	—	—	3,409
Stock granted as compensation ($19.30 per share)	17,000	0.2	—	—	—	—	—
Sale of Ordinary Shares, net ($23.70 per share)	6,375,000	63.8	151,003	—	—	—	151,067
Unrealized gain on marketable equity securities	—	—	—	—	219	—	219
Loss attributable to non-controlling interest	—	—	—	—	—	6	6
Net loss	—	—	—	(513,545)	—	—	(513,545)

Balance, December 31, 2006	58,577,700	$585.8	$669,487	$(773,339)	$(24)	$40	$(103,250)
Stock compensation accrued	—	—	3,193	—	—	—	3,193
Stock options exercised ($11.78 per share)	394,325	3.9	4,522	—	—	—	4,526
Stock granted as compensation ($16.49 per share)	57,150	0.6	—	—	—	—	1
Stock compensation restricted shares canceled(1)	(119,550)	(1.2)	—	—	—	—	(1)
Unrealized loss on marketable equity securities	—	—	—	—	(86)	—	(86)
Gain attributable to non-controlling interest	—	—	—	—	—	(40)	(40)
Net income	—	—	—	11,556	—	—	11,556

Balance, December 31, 2007	58,909,625	$589.1	$677,203	$(761,783)	$(110)	$—	$(84,101)
Stock compensation accrued	—	—	3,698	—	—	—	3,698
Stock granted as compensation ($15.91 per share)	91,207	0.9	—	—	—	—	0.9
Unrealized loss on marketable equity securities	—	—	—	—	(441)	—	(441)
Cash contributions non-controlling interest	—	—	—	—	—	337,066	337,066
Loss attributable to non-controlling interest	—	—	—	—	—	(186,274)	(186,274)
Net loss	—	—	—	(118,237)	—	—	(118,237)

Balance, December 31, 2008	59,000,832	$590.0	$680,901	$(880,020)	$(551)	$150,792	$(48,288)

(1)
Prior to 2007, restricted shares granted as compensation were issued and held in escrow until vesting. The Company's current practice is to issue shares only on vesting. Accordingly, the Company canceled 119,550 restricted shares held in escrow; those shares will be issued if and when they vest.

The accompanying notes form an integral part of these consolidated financial statements.

APEX SILVER MINES LIMITED

DEBTOR IN POSSESSION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in United States dollars)

	For the Years Ended December 31,
	2008	2007	2006
	(in thousands)
Cash flows from operating activities:
Net cash used in operating activities (Note 20)	$(139,554)	$(166,029)	$(70,727)

Cash flows from investing activities:
Purchase of available-for-sale investments	(43,825)	(558,784)	(627,320)
Sale of available-for-sale investments	79,754	793,390	324,842
Purchase of held-to-maturity investments	—	—	(24,662)
Sale of held-to-maturity investments	2,000	5,619	35,613
Purchase of available for sale restricted investments	—	(32,150)	(251,500)
Sale of available for sale restricted investments	—	109,050	279,900
Purchase of held-to-maturity restricted investments	—	(2,818)	(22,199)
Sale of held-to-maturity restricted investments	—	7,800	66,676
Payment of derivative premiums and settlements, (net)	(273,157)	(57,880)	(48,293)
Advance for construction of port facility	—	(4,000)	—
Released from (transfer to) restricted cash to collateralize credit facility, letters of credit and interest payments, net	82,737	(71,371)	103,239
Procceds from sale of interest in subsidiary	70,000	258	224,000
Receipt of deferred payments	14,101	—	—
Payment of selling costs related to sale of interest in subsidiary	—	—	(6,384)
Additions to property, plant and equipment	(27,452)	(148,860)	(276,924)

Net cash provided by (used in) investing activities	(95,842)	40,254	(223,012)

Cash flows from financing activities:
Proceeds from issuance of Ordinary Shares (net of issuance costs of $0, $0 million and $4.8 for 2008, 2007 and 2006 respectively)	—	—	156,794
Payment of debt issuance costs	—	(650)	(671)
Payment of notes and long term debt	(8,551)	(12,600)	(2,176)
Proceeds from note to power line contractor	—	—	1,415
Borrowings under project finance facility	—	45,000	180,000
Noncontrolling interest contributions	236,934	80,395	—
Proceeds from exercise of stock options and warrants	—	4,526	3,409

Net cash provided by financing activities	228,383	116,671	338,771

Net increase (decrease) in cash and cash equivalents	(7,013)	(9,104)	45,032
Cash and cash equivalents, beginning of period	40,736	49,840	4,808

Cash and cash equivalents, end of period	$33,723	$40,736	$49,840

Supplemental information:
Interest paid, net of amounts capitalized	$29,180	$16,595	$774

Income taxes paid	$4,515	$216	$749

The accompanying notes form an integral part of these consolidated financial statements.

APEX SILVER MINES LIMITED

DEBTOR IN POSSESSION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

1. Operations

  Continuing Operations

        Apex Silver Mines Limited (the "Company") operates as a mining, exploration and development company. The Company owns 65% of and operates the San Cristóbal silver, zinc and lead mine in Bolivia. The mining operations and related assets are owned and operated by subsidiaries of the Company located outside of the United States. The Company's San Cristóbal mine began producing silver-bearing lead and zinc concentrates during the third quarter 2007 and reached sustained operating levels during 2008. Prior to the third quarter 2007 the Company had no mining operations from which product was being produced and sold; consequently, the Company had not previously reported operating income. The Company also conducts exploration activities primarily in South America and Central America and currently holds interests in non-producing mineral properties in Argentina, Mexico, Peru, Bolivia, Ecuador and Australia.

        In light of the significant liquidity issues, on January 12, 2009 the Company filed for reorganization relief under Chapter 11 of the US federal bankruptcy law and in conjunction therein entered into a number of transactions with Sumitomo Corporation ("Sumitomo"), the 35% noncontrolling interest owner of the San Cristóbal mine, the lenders under the project finance facility relating to the San Cristóbal mine (the "Facility"), and the holders of the Company's 2.875% and 4.0% Convertible Senior Subordinated Notes due 2024 (collectively, the "Notes") to effect a comprehensive restructuring of its operations and capital structure as described in more detail in Note 2. The proposed transactions and restructuring are subject to significant conditions and the successful emergence from Chapter 11 which, if completed, would result in the sale of the San Cristóbal mine and a substantial change in the nature of the Company's operations and financial condition. In particular, the Company would cease mining operations, while continuing business as an exploration and management services company. See Note 28 for potential impacts.

  Discontinued Operations

        On March 24, 2009, in conjunction with, and as a condition to the emergence from bankruptcy (see Note 2), the Company sold to Sumitomo its remaining direct and indirect interests in the San Cristóbal mine, including its 65% interest in MSC, for a cash purchase price of $27.5 million, plus $2.5 million in expense reimbursements and the assumption of certain liabilities. The transaction was completed pursuant to the Purchase and Sale Agreement dated January 12, 2009 (the "Purchase Agreement") among the Company, certain other wholly-owned subsidiaries of the Company, Sumitomo and one of Sumitomo's wholly-owned subsidiaries. Under the Purchase Agreement and the Plan, the Company was released from all liabilities associated with the San Cristóbal mine, including its guarantee of San Cristóbal's indebtedness.

        As a result of the sale, results of operations of the San Cristóbal mine and related subsidiaries sold are presented as discontinued operations for all periods presented in the Consolidated Statements of Operations and Comprehensive Income (Loss), including all direct financing related to the San Cristóbal mine (see Note 2). Additionally, amounts received for management service fees that were previously eliminated upon consolidation have not been eliminated and are reflected as revenue in the Consolidated Statements of Operations and Comprehensive Income (Loss). The Company determined that reporting discontinued operations is appropriate in accordance with EITF 03-13 (see Note 4.r.).

APEX SILVER MINES LIMITED

DEBTOR IN POSSESSION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in United States dollars)

1. Operations — (Continued)

        The Company has not reclassified any amounts on the Consolidated Balance Sheets or Consolidated Statements of Cash Flows related to the discontinued operations.

        The results of discontinued operations for the periods ended December 31, 2008, 2007 and 2006 are as follows (amounts in thousands):

	The years ended December 31,
	2008	2007	2006
Revenue:
Sale of concentrates, net	$419,512	$45,932	$—
Costs and expenses:
Costs applicable to sales	(346,199)	(42,941)	—
Write down of inventories	(52,547)	—	—
Production startup income/expense, net	—	(13,483)	—
Management fee	(5,400)	(5,400)	(2,640)
Asset retirement accretion expense	(794)	(600)	(406)
Gain (loss) on commodity derivatives	467,871	19,290	(715,121)
Foreign currency gain	18,342	7,772	894
Impairment of long lived assets	(625,649)	—	—
Other costs	(1,960)	(4,067)	(1,579)
Depreciation, depletion and amortization	(37,415)	(13,646)	—

Total costs and expenses	(583,751)	(53,075)	(718,852)

Loss from operations	(164,239)	(7,143)	(718,852)
Other income and expenses:
Interest and other income	478	2,606	9,561
Gain on sale of interest in subsidiaries	64,471	—	199,600
Interest expense and other borrowing costs	(59,600)	(18,112)	(774)

Total other income and expenses	5,349	(15,506)	208,387

Loss before income taxes	(158,890)	(22,649)	(510,465)
Income taxes	(7,735)	(1,985)	—

Loss from discontinued operations	$(166,625)	$(24,634)	$(510,465)

APEX SILVER MINES LIMITED

DEBTOR IN POSSESSION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in United States dollars)

1. Operations — (Continued)

        The assets and liabilities of discontinued operations reported in the consolidated balance sheets at December 31, 2008 and 2007 consisted of the following (amounts in thousands):

	December 31,
	2008	2007
Assets
Cash and cash equivalents	$992	$1,198
Restricted cash	20,070	9,124
Accounts receivable	7,315	3,110
Inventories	75,008	44,211
Prepaid expenses and other assets	14,250	11,628

Current assets	117,635	69,271
Property, plant and equipment, net	199,040	830,515
Ore inventories	72,628	76,914
Value added tax recoverable	157,146	95,327
Deferred financing costs	—	9,449
Derivatives at fair value	—	8,475
Other assets	17	1,992

	$546,466	$1,091,943

Liabilities and Equity
Accounts payable and accrued liabilities	$44,878	$53,596
Accrued interest payable	5,797	2,145
Derivatives at fair value	—	266,820
Current portion of long term debt	233,623	41,155

Current liabilities	284,298	363,716
Long term debt	59,951	256,994
Derivatives at fair value	—	482,683
Deferred gain on sale of assets	—	945
Reclamation & remediation liabilities	9,155	6,981
Other long term liabilities (income taxes)	4,398	2,508
Noncontrolling interest	150,792	—
Accumulated earnings (deficit)	37,872	(21,884)

	$546,466	$1,091,943

2. Liquidity, Capital Resources, and Financial Restructuring

  Chapter 11 Reorganization

        On January 12, 2009, the Company and its wholly owned subsidiary, Apex Silver Mines Corporation ("ASMC"), filed voluntary joint petitions for reorganization relief under Chapter 11, with the U.S. Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court"). The Company also

APEX SILVER MINES LIMITED

DEBTOR IN POSSESSION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in United States dollars)

2. Liquidity, Capital Resources, and Financial Restructuring — (Continued)

commenced a provisional liquidation proceeding in the Cayman Islands. The Company's subsidiaries outside the United States, including Minera San Cristóbal S.A. ("MSC"), the Bolivian subsidiary that owns and operates the San Cristóbal mine, were not included in the Chapter 11 filing or in any other bankruptcy or reorganization proceeding.

        Under Chapter 11, the Company is operating its businesses as a debtor-in-possession under court protection from creditors and claimants under the jurisdiction of the Bankruptcy Court and under the supervision of the joint provisional liquidators in the Cayman Islands. Since the Chapter 11 filing, orders sufficient to enable the Company to conduct normal business activities have been entered by the Bankruptcy Court.

        On March 4, 2009, the Bankruptcy Court confirmed the Company's Joint Plan of Reorganization (the "Plan"). The Company intends to declare the Plan effective and to emerge from Chapter 11 protection on or about March 24, 2009 (the "Effective Date"). The Plan is conditioned on the closing of the sale of the San Cristóbal mine to Sumitomo as described below. Under the Plan, subsequent to the sale of the San Cristóbal mine, all of the remaining assets of the Company, other than a small cash reserve for the payment of liquidation expenses, will be transferred to Golden Minerals Company ("Golden Minerals"), a Delaware corporation that will be the Company's successor. The assets transferred to Golden Minerals will include certain property, plant and equipment as well as the Company's exploration properties, cash and certain auction rate securities (see Note 28).

        Under the Plan, the Notes will be canceled in exchange for a pro rata distribution of (i) common stock of Golden Minerals, and (ii) approximately $45 million of cash, funded in part from the sale of San Cristóbal, plus any other cash or cash equivalents held by the Company in excess of the sum of $15 million plus amounts to pay for accrued liabilities at March 31, 2009 and certain projected reorganization expenses that will be incurred after March 31, 2009. Other unsecured creditors will receive cash payment for their claims up to a maximum recovery of $10,000 per claim, or a pro rata distribution of common stock of Golden Minerals. The Company's current equity holders will receive no recovery under the Plan. The Company will be liquidated in the Cayman Islands proceeding and the Company's ordinary shares will be cancelled in connection with the Cayman Islands liquidation proceedings.

        Although substantial progress has been made toward the financial restructuring of the Company's operations, there are still risks associated with the various transactions that must be completed in order for the Company to emerge from bankruptcy as described. Should the Company be unable to complete the sale of the San Cristóbal mine to Sumitomo, Sumitomo and the senior lenders could exercise remedies under the Facility, which could include foreclosure on the San Cristóbal mine assets and an action against the Company under its guarantee of 65% of amounts outstanding under the Facility, as described below. In this event, it is likely that the Company would be required to liquidate under Chapter 7. In considering only those events and transactions that have occurred or closed prior to the filing of the Company's Form 10-K, there is substantial doubt that the Company can continue as a going concern.

        During the fourth quarter 2008 the Company incurred approximately $2.2 million of reorganization costs. The costs primarily consist of attorney fees and investment banker fees for work performed in advance of the bankruptcy filings on January 12, 2009.

APEX SILVER MINES LIMITED

DEBTOR IN POSSESSION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in United States dollars)

2. Liquidity, Capital Resources, and Financial Restructuring — (Continued)

  Sale of the San Cristóbal Mine

        The Plan calls for the Company to sell to Sumitomo its remaining direct and indirect interests in the San Cristóbal mine, including its 65% interest in MSC, for a cash purchase price of $27.5 million, plus $2.5 million in expense reimbursements and the assumption of certain liabilities, pursuant to the Purchase and Sale Agreement dated January 12, 2009 (the "Purchase Agreement") among the Company, certain other wholly owned subsidiaries of the Company, Sumitomo and one of Sumitomo's wholly owned subsidiaries. In addition, under the Purchase Agreement and the Plan, the Company will be released from liabilities associated with the San Cristóbal mine, including its guarantee of San Cristóbal's indebtedness. Sumitomo may terminate the Purchase Agreement under certain circumstances, including if the closing of the transaction does not occur prior to March 31, 2009. Although the consummation of the transactions contemplated by Purchase Agreement is subject to fulfillment of customary conditions, the Company anticipates that they will be consummated on or about the Effective Date in conjunction with, and as a condition to, the Company's emergence from bankruptcy.

        As a condition to the closing of these transactions, ASMC will enter into a management services agreement with Sumitomo (the "Management Agreement") under which ASMC will provide certain management services to the San Cristóbal mine in consideration of an annual fee of approximately $6.0 million and a potential annual incentive fee of $1.5 million. The services will include, for example, management of technical and operating activities, administrative support, information technology and local community relations. The Management Agreement will have an initial term of 12 months and thereafter may be terminated by ASMC with 12 months' prior notice or by Sumitomo with six months' prior notice. If terminated by Sumitomo, ASMC will be entitled to a $1.0 million termination fee. ASMC will not be required to pay a termination fee.

  Project Finance Facility

        On December 12, 2008, the lenders under the Facility, Sumitomo and the Company executed an agreement under which the metals derivative positions required by the Facility were terminated and the Company was released from all of its related obligations. The Company used approximately $66.5 million of the $91.0 million restricted cash that collateralized the derivative positions to settle its share of the remaining derivative liability, and holds the remaining $24.5 million as unrestricted cash at December 31, 2008. The $66.5 million amount includes a $33.0 million payment to the banks holding the hedges, a $7.5 million payment to Sumitomo to reimburse it for two hedge payments previously made on behalf of the Company and a $26.0 million payment by the Company directly to Sumitomo, as Sumitomo was required to enter into similar derivative positions with the hedge banks as a term of the settlement. On December 17, 2008, Sumitomo purchased 90% of the loans under the Facility from the senior lenders. Under the terms of this transaction, Sumitomo acquired the right to control the exercise of rights and remedies with respect to any defaults under the Facility.

        The San Cristóbal mine failed to make the principal and interest payment due under the Facility on December 13, 2008, and failed to achieve "completion" as defined by the applicable agreement, by December 31, 2008, and thus is in default under the Facility. Immediately prior to the Company's Chapter 11 filing, Sumitomo, as the holder of 90% of the Facility loans, accelerated the loans under the

APEX SILVER MINES LIMITED

DEBTOR IN POSSESSION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in United States dollars)

2. Liquidity, Capital Resources, and Financial Restructuring — (Continued)

Facility. Sumitomo and the Company entered into a standstill agreement, as amended, under which Sumitomo has agreed to forbear from exercising its rights and remedies with respect to defaults under the Facility. The standstill agreement is expected to remain in effect until the sale of the San Cristóbal mine to Sumitomo is completed and the Company has emerged from Chapter 11.

        Pursuant to the Plan, at the Effective Date, Sumitomo will waive and release the Company from any liability associated with amounts outstanding under the Facility. The other senior lenders under the Facility will likewise release the Company from any liability associated with amounts outstanding under the Facility.

  Funding of San Cristóbal and Other Cash Requirements Prior to Emergence from Chapter 11

        During 2008, Sumitomo provided $150 million in funding to the San Cristóbal mine under a working capital credit line (see Note 18) to augment cash flow from concentrate sales in order to fund San Cristóbal's operating costs, income and other taxes, capital costs and financing costs. At December 31, 2008 the full $150 million available under the working capital line had been drawn and is reflected in noncontrolling interest on the accompanying consolidated balance sheets. The Company and Sumitomo also provided $90.8 million to settle the derivative positions as described above.

        Also, to provide the Company with the cash and liquidity necessary to fund its 65% share of working capital required by the San Cristóbal mine prior to the Effective Date, the Company has entered into a $35 million debtor-in-possession term credit facility (the "DIP Financing Facility") pursuant to a Secured Super-Priority Debtor-in-Possession Credit and Security Agreement, dated as of January 20, 2009, with Sumitomo as lender. As of March 12, 2009, the Company had borrowed $6.5 million under the DIP Financing Facility. At the Effective Date, Sumitomo will waive and release the Company from any liability associated with amounts outstanding under the DIP Financing Facility.

  Cash and Investments at December 31, 2008

        At December 31, 2008, the Company's aggregate balance of cash, restricted cash, and short and long term investments totaled $71.0 million, of which $20.6 million was restricted, and excludes $5.1 million of auction rate securities. The restricted cash is held in a collateral account that is restricted to fund the operating requirements at the San Cristóbal mine and principal and interest payments on the Facility.

3. Impairment of Long-lived Assets

        Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("FAS 144") provides financial accounting and reporting guidance for the impairment or disposal of long-lived assets. FAS 144 provides that recoverability of long-lived assets are assessed whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. At the end of the third quarter 2008, based on declining metals prices, continued high operating costs and anticipated funding requirements and following the guidance of FAS 144, the Company used a probability weighted analysis of various cash flow scenarios in determining that future cash flows were not sufficient to recover the carrying value of the San Cristóbal asset group. Accordingly, the Company recorded a $615.0 million impairment to the carrying value of the San Cristóbal asset group. The asset group includes

APEX SILVER MINES LIMITED

DEBTOR IN POSSESSION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in United States dollars)

3. Impairment of Long-lived Assets — (Continued)

all plant, property, and equipment, inventories, trade receivables, value added tax recoverable, accrued liabilities and leasing obligations related to the San Cristóbal mine. The asset group excludes amounts outstanding under the Facility, derivatives liability (settled during the fourth quarter), tax related assets and liabilities and the asset retirement obligation ("ARO").

        At the end of the fourth quarter 2008, the Company analyzed whether a further impairment of the long-lived assets of the San Cristóbal asset group had occurred. The Company once again used a probability weighted analysis of various cash flow scenarios which assumed that the Company either continued ownership of or sells the asset group. In determining whether a further impairment had occurred, the Company placed a 95% probability weighting on the potential sale of the asset group, based on the likelihood of consummating the sale to Sumitomo and concluded that the undiscounted cash flows were less than the carrying value of the asset group. To measure the impairment the Company estimated the fair value of the asset group by discounting the projected cash flows for the various hold scenarios using a rate of 20.2%, which combines the risk free rate of 3.1% plus an additional interest factor for Bolivian country risk of 17.1%. The Company believes that applying a specific Bolivian risk factor is an appropriate method of capturing the additional country risk that is not otherwise reflected in the cash flow scenarios. The estimated fair value of the asset group, using the probability weighted average cash flow analysis, was $420.3 million which, when compared to the asset group carrying value of $430.9 million at December 31, 2008, indicates that a further impairment of the asset group of $10.6 million occurred during the fourth quarter 2008. For the year ended December 31, 2008, the impairment of the San Cristóbal asset group totals $625.6 million. Upon the expected completion of the transactions by the end of the first quarter 2009 as described in Note 2, the Company will write all assets and liabilities associated with San Cristóbal and record a gain or loss on the sale.

4. Summary of Significant Accounting Policies

        The Company's consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The preparation of the Company's consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The more significant areas requiring the use of management estimates and assumptions relate to mineral reserves and related future metals prices that are the basis for future cash flow estimates utilized in impairment calculations and units-of-production depreciation, depletion and amortization calculations; estimates of recoverable value added taxes; environmental reclamation and closure obligations; estimates of recoverable metals in stockpiles; estimates of the future value of concentrates sold on a provisional basis; the fair value of auction rate securities for which auctions have failed; valuation allowances for deferred tax assets and the fair value of financial instruments. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ significantly from these estimates under different assumptions or conditions.

APEX SILVER MINES LIMITED

DEBTOR IN POSSESSION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in United States dollars)

4. Summary of Significant Accounting Policies — (Continued)

Adoption of Accounting Standards Requiring Retrospective Application and Other Reclassifications

        During December 2007 the FASB issued FASB Statement No. 160, "Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51" ("FAS No. 160"). A noncontrolling interest, formerly called a minority interest, is the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent. The objective of this Standard is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards related to noncontrolling interests. The Company adopted FAS No. 160 effective January 1, 2009 and no longer reports minority interest in the "mezzanine", but reflects such noncontrolling interests as part of equity. The provisions of FAS No. 160 have been retrospectively applied to all periods present in these Consolidated Financial Statements (see Note 12).

        As a result of the Sale of the Company's San Cristóbal mine (see Note 2), and per the guidance of Emerging Issues Task Force 03-13, "Applying the Conditions in Paragraph 42 of FASB Statement No. 144 in Determining Whether to Report Discontinued Operations" ("EITF 03-13"), the Company has retrospectively reclassified historical amounts on the Consolidated Statements of Operations and Comprehensive Income (Loss) for the San Cristóbal mine activity to discontinued operations for all periods presented.

Significant accounting policies

        The policies adopted, considered by management to be significant, are summarized as follows:

          a.    Basis of consolidation

        These consolidated financial statements include the accounts of the Company, its more than 50% owned subsidiaries, including its 65% owned subsidiaries holding the San Cristóbal mine, and San Cristóbal Transportadora de Electricidad S.A. ("SC TESA"), a variable interest entity consolidated in accordance with Financial Accounting Standards Board Interpretation No. 46R (see Note 4o). All intercompany transactions and balances have been eliminated at consolidation.

        The Company consolidates more-than-50%-owned subsidiaries that it controls and entities over which control is achieved through means other than voting rights. If the Company does not own 100% of a consolidated subsidiary, it recognizes a noncontrolling interest (formerly referred to as minority interest) in the subsidiary and a noncontrolling interest in the gains or losses recorded by the subsidiary. In cases where losses applicable to the noncontrolling interest in a subsidiary exceed the noncontrolling interest investment in the subsidiary, such excess and any further losses ordinarily applicable to the noncontrolling interest are charged against the Company's interest, if the noncontrolling interest does not have an obligation to fund such losses. Future earnings, if any, are credited to the Company to the extent that losses attributable to the noncontrolling interest were previously absorbed by the Company.

        On September 25, 2006 the Company sold 35% interests in the subsidiary holding its San Cristóbal mine, the subsidiary that markets the San Cristóbal concentrates and the subsidiary that holds the derivative positions required by the Facility to Sumitomo for $224 million in cash and retention of certain interests in future silver and zinc production. Pursuant to the Company's principles of consolidation, the

APEX SILVER MINES LIMITED

DEBTOR IN POSSESSION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in United States dollars)

4. Summary of Significant Accounting Policies — (Continued)

Company fully consolidates the results of operations of its San Cristóbal mine and reports Sumitomo's related ownership as a noncontrolling interest.

          b.    Translation of foreign currencies

        Substantially all expenditures and sales are made in U.S. dollars. Accordingly, the Company and its subsidiaries use the U.S. dollar as its functional and reporting currency.

          Sc.    Cash and cash equivalents

        The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

          d.    Restricted cash and investments

        The Company segregates cash and investments, the use of which is restricted by contractual agreement, and reports these amounts separately in the financial statements. At December 31, 2007 the Company had deposited $91.0 million in an account to collateralize its derivative positions as required by the amended Facility. During December 2008 the Facility lenders, Sumitomo and the Company entered into an agreement under which the derivative positions were terminated and the Company used approximately $66.5 million of the $91.0 million in restricted cash to settle its share of the derivative liability with the remaining $24.5 million returned to the Company as unrestricted cash. At December 31, 2008 and 2007 the Company had recorded $20.6 million and $12.3 million, respectively, the use of which is restricted to providing operating capital for the San Cristóbal mine and the payment of the Facility principal and interest as current restricted cash.

          e.    Investments

        Available for Sale — Available for sale securities, including auction rate securities ("ARS"), are recorded at fair value, with unrealized gains or losses recorded as a component of shareholders' equity (deficit), unless the value of the security is considered other than temporarily impaired. Realized gains and losses and non-temporary impairments in value are recorded in the statement of operations. See Note 5 below regarding impairments related to the ARS recorded during the years ended December 31, 2008 and 2007.

        Held to Maturity — Held to maturity investments are debt securities which the Company has the ability and intent to hold until maturity and are recorded at amortized cost. Income is recorded based upon the current yield of the security. Any non-temporary impairment in value will be recorded in the statement of operations at the date of the impairment. No impairments were recorded for the years ended December 31, 2008, 2007 and 2006.

          f.    Inventories

        Ore stockpiles and concentrate inventories are carried at the lower of average cost or net realizable value. Net realizable value represents the estimated future sales price of the product based on spot and

APEX SILVER MINES LIMITED

DEBTOR IN POSSESSION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in United States dollars)

4. Summary of Significant Accounting Policies — (Continued)

future metals prices through estimated sale and settlement dates, less the estimated costs to complete production and bring the product to sale. The $18.6 million of concentrate inventories and $72.6 million of ore stockpile inventories recorded at December 31, 2008 were recorded at net realizable value. The $23.4 million of concentrate inventories and $77.7 million of ore stockpile inventories recorded at December 31, 2007, were recorded at cost. The Company recorded $52.5 million of inventory write downs during the year ended December 31, 2008. No inventory write down charges were recorded during the year ended December 31, 2007. The current portion of ore stockpiles is determined based on the expected amounts to be processed within the next 12 months. Ore stockpiles not expected to be processed within the next 12 months are classified as long-term (see Note 7).

        Ore stockpiles — Ore stockpiles represent ore that has been mined and is available for further processing. Ore stockpiles are measured by estimating the number of tonnes added and removed from the stockpile, the contained metals (based on assay data) and the estimated metallurgical recovery rates. Costs are allocated to ore stockpiles based on relative values of material stockpiled and processed using current mining costs incurred up to the point of stockpiling the ore, including applicable overhead, depreciation, depletion and amortization relating to mining operations. Material is removed from the stockpile at an average cost per tonne.

        Concentrate inventories — Concentrate inventories represent silver bearing zinc and lead concentrates available for shipment. Concentrate inventories are valued at the average cost of the ore sent to the processing plant from the mine or from the ore stockpiles plus the plant processing costs incurred, including applicable depreciation related to the processing facilities and an allocable portion of mine site administrative costs and related overhead. Costs are added to and removed from the concentrate inventory based on tonnes of concentrate produced or sold and are valued at the lower of average cost or net realizable value.

        Materials and supplies — Materials and supplies are valued at the lower of average cost or net realizable value. Cost includes applicable taxes and freight. The Company routinely counts and evaluates its material and supplies to determine the existence of obsolete stock that is subject to impairment.

          g.    Mining properties, exploration and development costs

        The Company expenses general prospecting costs and the costs of acquiring and exploring unevaluated mineral properties. When a mineral property is determined to have proven and probable reserves, subsequent development costs are capitalized to mineral properties. For acquired mineral properties with proven and probable reserves, the Company capitalizes acquisition costs and subsequent development costs. When mineral properties are developed and operations commence, capitalized costs are charged to operations using the units-of-production method over proven and probable reserves. Upon abandonment or sale of a mineral property, all capitalized costs relating to the specific property are written off in the period abandoned or sold and a gain or loss is recognized.

        Beginning September 1, 1997 and continuing through July 31, 2007, the date on which operations commenced, all costs associated with the Company's San Cristóbal mine were capitalized. Capitalized costs at San Cristóbal include all direct costs associated with construction of the mine, certain interest,

APEX SILVER MINES LIMITED

DEBTOR IN POSSESSION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in United States dollars)

4. Summary of Significant Accounting Policies — (Continued)

depreciation on assets being used to construct the mine and other internally allocated costs directly associated with the advancement of mine development.

        No amounts related to other mineral properties have been capitalized at December 31, 2008.

          h.    Property, plant and equipment and long live asset impairment

        Buildings are depreciated using the straight-line method over useful lives of 30 to 40 years or the life of the mine whichever is shorter. Mining equipment and machinery excluding the plant are depreciated using the straight-line method over useful lives of three to eight years or the lease period, whichever is shorter. Mineral properties and the plant are depreciated using units of production based on estimated mine reserves. Other furniture and equipment are depreciated using the straight-line method over estimated useful lives of three to five years. Depreciation on plant and equipment used in the construction of an asset is capitalized to the constructed asset.

        The Company records a lease as a capital lease if at the lease inception it meets one or more of four criteria in accordance with Statement of Financial Accounting Standards No. 13, "Accounting for Leases" ("FAS No. 13"). The Company records capital leases as an asset and an obligation at the lesser of an amount equal to the present value at the beginning of the lease term of minimum lease payments during the lease term or the fair value of the leased assets.

        Property, plant and equipment is recorded at cost and per the guidance of FAS No.144, the Company assesses the recoverability of its property, plant and equipment whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. If the sum of estimated future net cash flows on an undiscounted basis is less than the carrying amount of the related asset, impairment is considered to exist. The related impairment loss is measured by comparing estimated future net cash flows on a discounted basis to the carrying amount of the asset. During 2008 the Company recorded a $625.6 million impairment of the San Cristóbal asset group (see Notes 3 and 9). No impairments were recorded for the years ended December 31, 2007 and 2006.

          i.    Asset retirement obligations

        The Company records asset retirement obligations ("ARO") in accordance with Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("FAS No. 143"), which establishes a uniform methodology for accounting for estimated reclamation and abandonment costs. According to FAS No. 143, the fair value of an ARO is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. An offsetting asset retirement cost ("ARC") is capitalized as part of the carrying value of the assets with which it is associated, and depreciated over the useful life of the asset (see Note 13).

          j.    Deferred financing costs

        The Company defers direct costs incurred in connection with obtaining financing and amortizes the costs over the life of the respective financing. During the fourth quarter 2008 the Company wrote off its remaining deferred financing costs (see Note 12).

APEX SILVER MINES LIMITED

DEBTOR IN POSSESSION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in United States dollars)

4. Summary of Significant Accounting Policies — (Continued)

          k.    Revenue Recognition

        The Company sells its concentrates directly to smelters. The Company recognizes a sale upon receipt of provisional payment, the earliest point that both risk of loss and title transfer to the smelter.

        Concentrate sales are initially recorded based on 100% of the provisional sales prices. The provisional sales price is based on estimated metals contained in the concentrates (based on assay data) and the forward metals prices at the expected settlement date net of amounts retained by the smelter to cover its refining and treatment costs. Sales based on a provisional sales price contain an embedded derivative that is required to be separated from the host contract for accounting purposes. The embedded derivative does not qualify for hedge accounting and is marked to market through earnings each period prior to final settlement. Until final settlement, adjustments to revenue are recorded on a mark-to-market basis to reflect changes to the forward metals prices for the estimated date of settlement and changes in metal quantities are adjusted upon receipt of new information and assays. The primary risk associated with recognition of sales on a provisional basis is the possibility of metal price fluctuations between the date initially recorded and the date of final settlement. If a significant decline in metal prices occurs between the provisional pricing date and the final settlement date, the Company could be required to return a portion of the sales proceeds received based on the provisional invoice (see Note 19).

          l.    Stock compensation

        The Company recognizes stock based compensation costs per the guidance of Financial Accounting Standards No. 123R, "Share-Based Payment" ("FAS No. 123R") and uses a graded vesting attribution method whereby costs are recognized over the requisite service period for each separately vesting portion of the award. The Company recognized stock based compensation costs of $3.7 million, $3.2 million and $5.4 million for the years ended December 31, 2008, 2007 and 2006 respectively (see Note 17).

        The fair value of each option award was estimated on the date of grant using the Black-Scholes option pricing model using the assumptions discussed in Note 17. Expected volatilities are based on the historical volatilities of the Company's shares. The Company uses historical data to estimate option exercises and employee terminations within the Black-Scholes model. The expected term of options granted represents the period of time that options granted are expected to be outstanding, based on past experience and future estimates and includes data from both the Employees Plan and the Directors Plan (as defined in Note 17). The risk-free rate for periods within the expected term of the option is based on the U.S. Treasury yield curve in effect at the date of grant.

          m.    Net income (loss) per Ordinary Share

        Basic income (loss) per share is computed by dividing net income (loss) available to holders of Ordinary Shares by the weighted average number of Ordinary Shares outstanding for the period. Diluted income (loss) per share reflect the potential dilution that would occur if securities or other contracts to issue Ordinary Shares were exercised or converted into Ordinary Shares.

        At December 31, 2008 and 2006, all potentially dilutive shares were excluded from the computation of diluted earnings per share because to include them would have been antidilutive. Therefore, basic loss per

APEX SILVER MINES LIMITED

DEBTOR IN POSSESSION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in United States dollars)

4. Summary of Significant Accounting Policies — (Continued)

share is the same as dilutive loss per share for the years ended December 31, 2008 and 2006. Outstanding options and warrants to purchase 355,611 Ordinary Shares were included in diluted earnings per share for the period ended December 31, 2007.

          n.    Derivative positions

        The Company records all open derivative positions on its consolidated balance sheet at estimated fair value. Changes in the fair value of the open derivative positions are recorded each period in earnings as the Company did not account for any of its derivatives as hedge transactions. Prior to January 1, 2008, The Company's metal derivative positions were valued from quoted market information reflected in the applicable commodities price indices for the periods the indices are available. For periods beyond the available indices these metal derivative positions were valued using quoted prices and extrapolation of the commodities price indices from the counterparties holding the metal derivative positions. The Company independently verified that the values received from the counterparties were based upon major commodities price indices such as the London Metal Exchange and New York Commodities Exchange and other available market data. As a result of the Company adopting the provisions of Financial Accounting Standards No. 157, "Fair Value Measurements" ("FAS No. 157") on January 1, 2008, the fair value of the Company's metal derivate liabilities are valued as above and then adjusted to reflect the company's credit risk and risk of non-performance. See Note 15 for discussion on fair value measurements.

        At December 31, 2008 the Company had no open derivative positions as the result of fully liquidating previously held positions during the fourth quarter 2008 (see Notes 2 and 14). At December 31, 2007 the fair value of the Company's open derivatives positions was a net liability of $741.0 million.

          o.    Variable Interest Entities

        During 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46R, "Variable Interest Entities" ("FIN 46R"), which provides guidance on the identification and reporting for entities over which control is achieved through means other than voting rights. FIN 46R defines such entities as variable interest entities ("VIEs"). In April 2005 the Company entered into a long-term contract with SC TESA, a subsidiary of Ingelec, S.A., ("Ingelec"), a company in the power line construction and transmission services industry, to construct a power line and transport power to the San Cristóbal mine from the Bolivian power grid. The Company has determined that the contractual arrangements result in the classification of SC TESA as a VIE. In addition, because of the restrictive requirements of the contract, effectively giving the Company control of SC TESA, the Company is deemed to be the primary beneficiary of SC TESA resulting in the full consolidation of SC TESA beginning in April 2005. At December 31, 2008 the consolidation of SC TESA results in the elimination of a $21.2 million note receivable from SC TESA and the recognition of $18.3 million of additional property, plant and equipment, net and $3.5 million of additional value added tax recoverable. In addition, $4.5 million of electrical transmission revenue is eliminated and the Company recognizes a noncontrolling interest offset to net income (loss) subject to limitations in such offset by U.S. GAAP (see Note 18).

APEX SILVER MINES LIMITED

DEBTOR IN POSSESSION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in United States dollars)

4. Summary of Significant Accounting Policies — (Continued)

          p.    Comprehensive Income (Loss)

        Comprehensive income (loss) is defined as all changes in stockholders' equity (deficit), exclusive of transactions with stockholders, such as capital investments. Comprehensive income (loss) includes net income (loss) and changes in certain assets and liabilities that are reported directly in equity. For the years ended December 31, 2008, 2007 and 2006 Comprehensive Income (Loss) included the change in the market value of available for sale securities and is reported on the Consolidated Statements of Operations and Comprehensive Income (Loss).

          q.    Income Taxes

        The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("FAS 109") on a tax jurisdictional basis. The Company files Bolivia, United States and certain other foreign country income tax returns, and pays taxes reasonably determined to be due. The tax rules and regulations in these countries are highly complex and subject to interpretation. The Company's income tax returns are subject to examination by the relevant taxing authorities and in connection with such examinations, disputes can arise with the taxing authorities over the interpretation or application of certain tax rules within the country involved. In accordance with Financial Accounting Standards Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), an interpretation of FAS 109, the Company identifies and evaluates uncertain tax positions, and recognizes the impact of uncertain tax positions for which there is a less than more-likely-than-not probability of the position being upheld when reviewed by the relevant taxing authority. Such positions are deemed to be unrecognized tax benefits and a corresponding liability is established on the balance sheet.

        The Company has recorded a full valuation allowance against its deferred tax assets based on the judgment that it is more likely than not that these deferred tax assets will not be utilized before their expiration. Due to the pending sale of the San Cristóbal property, it is not likely that the Company will generate sufficient taxable income to utilize its deferred tax assets in the future.

          r.    Discontinued operations

        Upon emerging from Chapter 11 protection on March 24, 2009, and as a condition to the emergence from Chapter 11, the Company sold to Sumitomo its remaining direct and indirect interests in the San Cristóbal mine, including its 65% interest in MSC. As a result, the Company has reclassified the results of operations of the San Cristóbal mine and related subsidiaries from historical presentation to discontinued operations for all periods presented in the Consolidated Statements of Operations and Comprehensive Income (Loss), including all direct financing related to the San Cristóbal mine (see Note 2). The Company determined that reporting discontinued operations is appropriate in accordance with EITF 03-13. Based upon the guidance in EITF 03-13, the Company has determined that the continuing cash flows generated by the Management Agreement for the San Cristóbal mine are not so significant as to constitute continuing involvement with the mine. In addition, management has evaluated the Company's other ongoing involvement with the San Cristóbal mine as a result of the Management Agreement, and concluded that it does not represent significant continuing involvement as defined in EITF 03-13.

APEX SILVER MINES LIMITED

DEBTOR IN POSSESSION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in United States dollars)

4. Summary of Significant Accounting Policies — (Continued)

          s.    New Accounting Standards

        During May 2008 the FASB issued FASB Staff Position No. APB 14-1, "Accounting for Convertible Debt Instruments That May Be Settled in Cash Upon Conversion (Including Partial Cash Settlement)" ("FSP No. APB 14-1"). FSP No. APB 14-1 applies to convertible debt instruments that, by their stated terms, may be settled in cash (or other assets) upon conversion, including partial cash settlement, unless the embedded conversion option is required to be separately accounted for as a derivative under Financial Accounting Standards No. 133, "Accounting for Derivatives Instruments and Hedging Activities" ("FAS No. 133") . FSP No. APB 14-1 will require the liability and equity components of convertible debt instruments to be separately accounted for in a manner that will reflect the entity's nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. If a convertible debt instrument within the scope of FSP No. APB 14-1 is settled through the issuance of cash, stock, or any combination thereof, or if a modification or exchange of an instrument is accounted for as an extinguishment, an issuer will recognize separately the extinguishment of the liability component and the reacquisition of the equity component. Any difference between the settlement consideration attributed to the liability component and its carrying amount is recognized in the income statement as a gain or loss on debt extinguishment. Any difference between the consideration attributed to the equity component and its carrying amount is recognized in stockholders' equity. FSP No. APB 14-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008 (fiscal year 2009 for the Company) and interim periods within those fiscal years. The Company is evaluating what impact, if any, FSP No. APB 14-1 would have on the Company's financial position or results of operations.

        During March 2008 the FASB issued Financial Accounting Standards No. 161, "Disclosures about Derivative Instruments and Hedging Activities — an Amendment of FASB Statement No. 133" ("FAS No. 161"). FAS No. 161 enhances the disclosure requirements under FAS No. 133 pertaining to how and why an entity uses derivative instruments, how derivative instruments and related hedge items are accounted for under FAS No. 133, and how derivative instruments and related hedge items affect an entity's financial position, financial performance, and cash flows. FAS No. 161 is effective for fiscal years, and interim periods within those fiscal years, beginning after November 15, 2008 (fiscal year 2009 for the Company).

        During February 2008 the Financial Accounting Standards Board ("FASB") issued Staff Position No 157-2, "Effective Date of FASB Statement No. 157" ("FSP FAS 157-2"). FSP FAS 157-2 delayed the effective date of FAS No. 157 by one year (until fiscal years beginning after November 15, 2008; fiscal year 2009 for the Company) for non-financial assets and non-financial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. The Company is currently evaluating the potential impact of adopting this statement but does not believe it will have a material impact on the Company's financial position or results of operations.

        During December 2007 the FASB issued Financial Accounting Standards No. 141 (Revised 2007), "Business Combinations" ("FAS No. 141R"). FAS No. 141R provides revised guidance on how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, noncontrolling interests acquired, and goodwill acquired. FAS No. 141R also expands required disclosures regarding the nature and financial effects of business combinations. FAS No. 141R generally applies prospectively to business combinations for which the acquisition date is on or

APEX SILVER MINES LIMITED

DEBTOR IN POSSESSION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in United States dollars)

4. Summary of Significant Accounting Policies — (Continued)

after the beginning of the first annual reporting period beginning on or after December 15, 2008 (fiscal year 2009 for the Company). The Company has no prior acquisitions, but FAS No. 141R would impact the Company should it enter into a business combination in the future.

        During December 2007 the FASB issued FAS No. 160 related to noncontrolling interests. A noncontrolling interest, formerly called a minority interest, is the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent. The objective of this Standard is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards related to noncontrolling interests. FAS No. 160 was effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008 (fiscal year 2009 for the Company). Upon adoption of FAS No. 160, the Company no longer reports minority interest in the "mezzanine", but reflects such noncontrolling interests as part of equity. Furthermore, FAS No. 160 changes the way transactions among shareholders are accounted for and allows the full allocation of losses to the noncontrolling interest, even when noncontrolling interest's equity balance is in a deficit position. Noncontrolling interests of approximately $150.8 million and $0.0 million as of December 31, 2008 and 2007 respectively, were recast to a component of total equity in the consolidated balance sheets.

5. Investments

        The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Short-term investments include investments with maturities greater than 3 months, but not exceeding 12 months. Long-term investments include investments with maturities greater than 12 months.

        The Company determines the appropriate classification of its investments in debt and equity securities at the time of purchase and re-evaluates those classifications at each balance sheet date. Debt securities are classified as held to maturity when the Company has the intent and ability to hold the securities to maturity. Held to maturity debt securities are stated at amortized cost and include government agency and corporate obligations. Available for sale investments are marked to market at the end of each reporting period with changes in value recorded as a component of other comprehensive income (loss). If declines in value are deemed other than temporary, a charge is made to net income (loss) for the period. The Company invests only in government and corporate securities rated "investment grade" or better.

        A portion of the Company's investments are held in ARS which had credit ratings ranging from AA to AAA at the time of purchase. ARS are floating rate securities with long-term nominal maturities of 25 to 45 years which are marketed by financial institutions with auction reset dates at 7, 28, or 35 day intervals to provide short-term liquidity. Beginning in August 2007 and continuing through December 31, 2008 a number of ARS auctions failed, resulting in a lack of liquidity in the ARS market. At the time the auctions failed the Company held approximately $71.7 million of ARS investments. During 2007 the Company liquidated ARS investments with a cost basis of $19.5 million for $15.7 million and recorded a $3.8 million loss. During 2008 the Company liquidated approximately $0.3 million of its ARS. In addition during 2008 and 2007 the Company recorded impairment charges of $16.3 million and $30.7 million respectively to earnings on the remaining ARS investments, resulting in a remaining carrying value of $5.1 million and $21.5 million at December 31, 2008 and 2007, respectively.

APEX SILVER MINES LIMITED

DEBTOR IN POSSESSION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in United States dollars)

5. Investments — (Continued)

        There can be no assurance that the ultimate disposition of the remaining ARS will not result in recoverable values significantly different from the estimates made by management and the Company may be required to recognize additional impairments.

        The following tables summarize the Company's investments at December 31, 2008 and December 31, 2007:

December 31, 2008	Cost	Estimated Fair Value	Carrying Value
		(in thousands)
Investments:
Short-term:
Available for sale
Common stock	$761	$124	$124
Corporate notes	223	224	224
Government bonds	15,924	16,003	16,003

Total available for sale	16,908	16,351	16,351

Total short term	$16,908	$16,351	$16,351

Long-term:
Available for sale
Corporate notes	$405	$386	$386
Auction rate securities	5,101	5,101	5,101

Total available for sale	5,506	5,487	5,487

Total long term	$5,506	$5,487	$5,487

APEX SILVER MINES LIMITED

DEBTOR IN POSSESSION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in United States dollars)

5. Investments — (Continued)

December 31, 2007	Cost	Estimated Fair Value	Carrying Value
		(in thousands)
Investments:
Short-term:
Available for sale
Common stock	$761	$654	$654
Corporate notes	36,040	35,946	35,946
Government bonds	13,635	13,643	13,643

Total available for sale	50,436	50,243	50,243
Held to maturity
Government bonds	2,000	2,001	2,000

Total held to maturity	2,000	2,001	2,000

Total short term	$52,436	$52,244	$52,243

Long-term:
Available for sale
Corporate notes	$2,900	$2,897	$2,897
Auction rate securities	21,510	21,510	21,510

Total available for sale	24,410	24,407	24,407

Total long term	$24,410	$24,407	$24,407

        Quoted market prices at December 31, 2008 and 2007 respectively were used to determine the fair values of the above investments, except with respect to the ARS. See Note 15 for further discussion on the fair value measurement techniques used by the Company to value the above investments.

Credit Risk

        Credit risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument. For cash and equivalents and investments, credit risk represents the carrying amount on the balance sheet. The Company mitigates credit risk for cash and equivalents and investments by placing its funds and investments with high credit-quality financial institutions, limiting the amount of exposure to each of the financial institutions, monitoring the financial condition of the financial institutions and investing only in government and corporate securities rated "investment grade" or better. (See the discussion above regarding the Company's ARS investments.)

        The Company's investments are all held with financial institutions that maintain a net worth of not less than $1 billion and are members in good standing of the Securities Investor Protection Corporation.

APEX SILVER MINES LIMITED

DEBTOR IN POSSESSION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in United States dollars)

6. Prepaid Expenses and Other Assets

        Prepaid expenses and other assets consist of the following:

	December 31,
	2008	2007
	(in thousands)
Current portion of note receivable	$2,079	$2,728
Prepaid insurance	3,356	3,651
Accrued interest receivable	236	768
Prepaid contractor fees and vendor advances	7,266	5,615
Deferred payments receivable	—	1,928
Insurance premium refund receivable	778	—
Other	1,835	1,505

	$15,550	$16,195

        The current portion of notes receivable is related to funds previously advanced by the Company to the contractor that constructed the load out facilities at the Port of Mejillones (see Note 10). Prepaid contractor fees and vendor advances consist primarily of advance payments made to contractors and suppliers for mining and processing supplies and services at the San Cristóbal mine.

        Under the terms of the sale to Sumitomo of a 35% interest in the subsidiary holding the San Cristóbal mine, the Company retained certain interests in future silver and zinc production from Sumitomo's interest in San Cristóbal mine production. Deferred payments receivable are related to amounts receivable from Sumitomo related to those retained interests in San Cristóbal mine silver and zinc production. Effective June 30, 2008 the Company and Sumitomo agreed to terminate these retained interests for a onetime payment of $70.0 million from Sumitomo (see Note 18).

7. Inventories

        Inventories at the San Cristóbal mine at December 31, 2008 and 2007 consist of the following:

	December 31, 2008	December 31, 2007
	(in thousands)
Current:
Concentrate inventories	$18,638	$23,377
Sulfide ore stockpiles	—	834
Material and supplies	56,370	20,000

Total current inventories	$75,008	$44,211

Long-Term:
Sulfide ore stockpiles	$—	$15,092
Oxide ore stockpiles	72,628	61,822

	$72,628	$76,914

APEX SILVER MINES LIMITED

DEBTOR IN POSSESSION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in United States dollars)

7. Inventories — (Continued)

        As the result of declining metals prices and increasing operating costs the Company wrote down the carrying value of its sulfide ore stockpile and concentrate inventories at December 31, 2008 to net realizable value. The Company reduced the carrying value of its concentrate inventories by $14.8 million and its sulfide ore stockpile inventories by $37.7 million, and recorded a $52.5 million charge during the year ended December 31, 2008, to write down of inventories on the accompanying consolidated statements of operations and comprehensive income (loss).

        Concentrate inventories at December 31, 2008 and 2007 consist of approximately 46,467 tonnes and 19,863 tonnes of concentrates, respectively, and are carried at the lower of cost or market. The long term stockpile inventories consist of stockpiled ore that will be processed later in the mine life and are carried at the lower of cost or market. Material and supplies inventory consist primarily of fuel, reagents and operating supplies at the San Cristóbal mine and are carried at the lower of cost or market.

8. Value Added Tax Recoverable

        The Company has recorded value added tax ("VAT") paid in Bolivia and related to the San Cristóbal mine as a recoverable asset. The VAT is expected to be recovered through future production from the San Cristóbal mine. As export sales are made from the mine, the Company is entitled to file for tax credit certificates, called Cediems, from the government relating to current and previous VAT paid. The Cediems, once issued to the Company, can then be used as a credit against certain Bolivian income and import taxes or can be sold to other third parties at a small discount. The Company is currently filing for Cediems based on the export sales it has made to date. The process for receiving Cediems is administratively complex and can take one to two years from the date an application is filed. As of December 31, 2008, the Company has filed for approximately $33.8 million of Cediems and has received approximately $0.4 million of Cediems that have been used to offset Bolivian income taxes. The Company believes, based on current Bolivian law and financial projections at the mine, that all of the VAT appearing on the balance sheet is recoverable. Future changes to Bolivian tax law could have an adverse effect on the Company's ability to recover the VAT. At December 31, 2008 and 2007, the VAT recoverable was $157.1 million and $95.3 million, respectively. The VAT recoverable amounts include $19.5 million and $8.6 million of recoverable Bolivian import duties for the years ended December 31, 2008 and 2007, respectively. The December 31, 2008 VAT recoverable balance of $157.1 million is net of $0.2 million of VAT recovered during 2008.

        The Company has also paid VAT in Bolivia as well as other countries, primarily related to exploration projects, which has been charged to expense as incurred because of the uncertainty of recovery.

APEX SILVER MINES LIMITED

DEBTOR IN POSSESSION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in United States dollars)

9. Property, Plant and Equipment, Net

        The components of property, plant, and equipment, net were as follows:

	December 31, 2008	December 31, 2007
	(in thousands)
Mineral properties	$49,596	$238,833
Construction in progress	14,782	9,287
Buildings	3,709	14,576
Mining equipment and machinery	123,139	525,594
Other furniture and equipment	5,128	4,669

	196,354	792,959
Less: Accumulated depreciation	(56,446)	(20,313)

	139,908	772,646

Equipment under capital lease	72,425	69,107
Less: Accumulated depreciation	(21,337)	(11,918)

	51,088	57,189

Port facilities under lease	12,283	12,283
Less: Accumulated depreciation	(745)	(137)

	11,538	12,146

	$202,534	$841,981

        Mineral properties include engineering, financing and other costs not attributable to specific fixed assets at the San Cristóbal mine.

        During 2008 the Company reduced the carrying value of the San Cristóbal asset group by $625.6 million, on a pro-rata basis of the assets affected, and recorded a related impairment charge on the accompanying consolidated statement of operations. The impairment is reflected in the carrying value of the assets in the table above at December 31, 2008. See Note 3 for a further discussion of the impairment charge.

        Depreciation expense for the years ended December 31, 2008, 2007 and 2006 totaled $37.9 million, $14.2 million, and $0.4 million respectively. For the years ended December 31, 2007 and 2006, depreciation associated with the San Cristóbal mine was capitalized in the amounts of $3.2 million and $5.2 million respectively.

        At December 31, 2008 the Company recorded capital lease obligations of $47.9 million related to mining equipment at San Cristóbal and $11.7 million related to the port facility (see Note 12).

APEX SILVER MINES LIMITED

DEBTOR IN POSSESSION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in United States dollars)

10. Other Long Term Assets

        At December 31, 2007 other long term assets consists primarily of the $2.0 million long-term portion of a $4.7 million note receivable, plus accrued interest, from the contractor that constructed the load out facilities at the Port of Mejillones for funds previously advanced by the Company. The note and accrued interest are being repaid by applying a portion of the amounts owed for port charges by the San Cristóbal mine to the outstanding note and accrued interest balances. At December 31, 2008 approximately $2.1 million remains due under the note which amount plus interest is expected to be repaid during 2009 (see Note 6).

11. Accounts Payable and Other Accrued Liabilities

        The Company's accounts payable and other accrued liabilities consist of the following:

	December 31, 2008	December 31, 2007
	(in thousands)
Trade accounts payable and accruals	$27,502	$46,453
Deferred revenue	3,227	—
Amounts due smelters	7,974	1,408
Income taxes payable	1,764	893
Accrued employee compensation and benefits	8,394	7,203

	$48,861	$55,957

        Trade accounts payable and accruals are primarily related to amounts due to contractors and suppliers at the San Cristóbal mine.

        The deferred revenue is related to sales of concentrates for which cash has been received but for which risk of loss or title transfer to the smelter have not yet occurred at December 31, 2008.

        Amounts due smelters is related to mark-to-market adjustments resulting from declining metals prices on unsettled shipments (see Note 19).

        Accrued employee compensation and benefits at December 31, 2008 consist of $3.0 million of withholding taxes and benefits payable, $0.6 million of accrued performance bonuses and $4.8 million of accruals for statutory benefits required by Bolivian law including thirteenth month payments and mandatory severance requirements.

APEX SILVER MINES LIMITED

DEBTOR IN POSSESSION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in United States dollars)

12. Debt

        The Company's debt consists of the following:

	December 31, 2008		December 31, 2007
	Current	Long-term	Current	Long-term
	(in thousands)
2.875% Convertible Senior Subordinated Notes due 2024	$180,000	$—	$—	$180,000
4.0% Convertible Senior Subordinated Notes due 2024	109,987	—	—	109,987
Project finance facility	225,000	—	32,625	192,375
Note assigned to Sumitomo	—	9,060	—	8,013
Capital leases	8,307	39,549	8,242	44,845
Port lease liability	316	11,342	288	11,761

	$523,610	$59,951	$41,155	$546,981

2.875% and 4.0% Convertible Senior Subordinated Notes due 2024 (collectively, the "Notes")

        Under the Plan, upon the Company's emergence from Chapter 11, the Company's Notes will be cancelled in exchange for a pro rata distribution to holders of the Notes of (i) common stock of Golden Minerals Company, and (ii) approximately $45 million in cash (see Note 2).

        The Notes are convertible into the Company's Ordinary Shares at a conversion rate of 34.9406 shares per $1,000 principal amount of the Notes (equal to an initial conversion price of approximately $28.62 per share), subject to adjustment in certain circumstances. Holders may convert their Notes only if: (i) the price of Apex Silver Ordinary Shares reaches a specified threshold; (ii) the trading price for the Notes falls below certain thresholds; (iii) the Notes have been called for redemption; or (iv) specified corporate transactions occur. Full conversion of the Notes would result in the issuance of approximately 10.1 million of the Company's Ordinary Shares. Accumulated interest on the Notes is paid twice a year in March and September. At December 31, 2008 none of the Notes have been converted.

        As a result of the Plan, the Company recorded a $5.5 million charge to interest expense at December 31, 2008 to write off the remaining deferred financing costs. The deferred costs were previously being amortized to interest expense over ten years which corresponded to the related call provisions. As a result of its liquidity and restructuring issues the Company has reclassified the Notes as current liabilities at December 31, 2008 (see Note 2).

San Cristóbal Mine Finance Facility

        In December 2005 the Company closed on a $225 million project finance facility (the "Facility"), arranged by BNP Paribas and Barclays Capital, and funded by a group of international financial institutions including banks, export credit agencies and the Andean Development Corporation, a multilateral financial agency that promotes sustainable development in South America. The full $225 million of borrowings from the Facility were used to complete the development of the Company's San Cristóbal mine.

APEX SILVER MINES LIMITED

DEBTOR IN POSSESSION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in United States dollars)

12. Debt — (Continued)

        During the fourth quarter 2008, the Company identified a number of defaults that were expected to occur under the Facility by year-end 2008 including the failure to pay principal and interest when due on December 15, 2008, the failure to achieve "completion", as that term is defined in the related agreements, by year-end 2008 and the failure by the Company to maintain a minimum consolidated tangible net worth of $280 million due to the write-down of the San Cristóbal assets.

        On December 17, 2008, Sumitomo purchased 90% of the loans under the Facility from the senior lenders and executed a standstill agreement with the Company, under which Sumitomo agreed to forbear from exercising its rights and remedies with respect to any defaults under the Facility. As part of this transaction, Sumitomo controls the exercise of rights and remedies with respect to defaults under the Facility. Immediately prior to the Company's Chapter 11 filing, the standstill agreement terminated and Sumitomo, as the holder of 90% of the Facility loans, accelerated the loans under the Facility. Sumitomo subsequently entered into a new standstill agreement with the Company which is expected to remain in effect until the sale of the San Cristóbal mine and the Company's emergence from Chapter 11. (See Note 2).

        As a result of the covenant violations occurring prior to December 31, 2008, which made the amounts outstanding under the Facility puttable by the lenders, the Company recorded a $6.2 million charge to write off the remaining deferred financing costs incurred in connection with obtaining the Facility. The deferred costs were previously being amortized to interest expense, using the effective interest method, over the term of the Facility. As a result of the liquidity and restructuring issues, the Company has classified amounts outstanding under the Facility as a current liability at December 31, 2008 (see Note 2).

Sumitomo Note Assignment

        The Company loaned funds to SC TESA, the contractor that constructed the power line for the San Cristóbal mine, and holds a note receivable from SC TESA in the amount of $21.2 million, which is eliminated in consolidation following the guidance of FIN 46R. The Company is receiving repayment of the note from SC TESA in the form of credits against electric transmission charges to the San Cristóbal mine. In connection with the sale of 35% of the San Cristóbal mine to Sumitomo, the Company sold 35% of the $21.2 million note to Sumitomo. If the Company were to receive payments from SC TESA, rather than credits against electric transmission charges, it would be required to pay Sumitomo its 35% share of such payments. At December 31, 2008 the Company has a related note payable to Sumitomo in the amount of $9.1 million, which includes accrued interest. The Company anticipates that the SC TESA loan agreement and note will be included in the San Cristóbal assets and liabilities that the Company plans to sell to Sumitomo (see Note 2).

Capital Leases

        For certain mining equipment used exclusively at the San Cristóbal mine the Company has determined that a leasing arrangement exists with respect to such equipment. At December 31, 2008 and 2007, the Company had recorded capital lease liabilities related to the mining equipment of $47.9 million and $53.1 million, respectively. The Company anticipates that the liabilities under these leases will be included in the San Cristóbal assets and liabilities the Company contemplates selling to Sumitomo (see Note 2).

APEX SILVER MINES LIMITED

DEBTOR IN POSSESSION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in United States dollars)

12. Debt — (Continued)

Port Lease Liability

        Certain assets constructed at the port of Mejillones are for the exclusive use of the Company, including concentrate unloading, reception and storage facilities. The Company determined that a leasing arrangement exists with respect to those assets (see Note 9). As of December 31, 2008 the Company had $11.5 million of plant and equipment, net of accumulated depreciation, and a financing obligation of $11.7 million related to the port facility recorded on its balance sheet. The Company anticipates that the liabilities under this lease will be included in the San Cristóbal net assets and liabilities the Company contemplates selling to Sumitomo (see Note 2).

Sumitomo working capital line of credit

        During 2008, Sumitomo provided $150 million in funding to the San Cristóbal mine under a working capital credit line to augment cash flow from concentrate sales in order to fund San Cristóbal's operating costs, income and other taxes, capital costs and financing costs. At December 31, 2008 the full $150 million available under the working capital line had been drawn and is reflected in noncontrolling interest on the accompanying consolidated balance sheets (see Note 18).

13. Asset Retirement Obligations

        The Company has developed an asset retirement plan for its San Cristóbal mine which includes estimated reclamation, remediation and closure costs based on Bolivian government requirements, World Bank financing requirements and the Company's policies. Since the third quarter 2005, the Company has conducted development and mining activities that fall within the scope of the asset retirement plan and will require future reclamation and closure expenditures. The Company accrues estimated reclamation liabilities based on the asset retirement plan as activities requiring future reclamation and remediation occur.

        The Company prepares estimates of the timing and amount of expected cash flows when an ARO is incurred. The fair value of the ARO is measured by discounting the expected cash flows using a discount rate that reflects the credit-adjusted risk-free rate of interest. The Company records the fair value of an ARO when it is incurred and changes in the fair value of the ARO are recorded as an adjustment to the corresponding asset carrying amounts. The ARO is adjusted to reflect the passage of time (accretion cost) calculated by applying the discount rate implicit in the initial fair value measurement to the beginning-of-period carrying amount of the ARO. The Company records accretion costs to expense as incurred.

APEX SILVER MINES LIMITED

DEBTOR IN POSSESSION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in United States dollars)

13. Asset Retirement Obligations — (Continued)

        The following table summarizes activity in the Company's ARO:

	December 31,
	2008	2007
	(in thousands)
Beginning balance	$6,981	5,761
ARO arising in the period	1,380	620
Changes in estimates, and other	—	—
Liabilities settled	—	—
Accretion expense	794	600

Ending balance	$9,155	6,981

        The ARO is related to the San Cristóbal mine that the Company anticipates selling to Sumitomo (see Note 2).

14. Derivative Positions

        The Company entered into derivative positions, consisting primarily of forward sales but also puts and calls to comply with certain covenants of the Facility. On December 12, 2008, the Facility lenders, Sumitomo and the Company executed an agreement under which the derivative positions were terminated and the Company was released from its respective obligations under the derivative positions. The cost of closing out the positions was approximately $90.8 million of which the Company's 65% share was $59.0 million, including a payment by the Company directly to Sumitomo of $26 million, as Sumitomo was required to enter into similar derivative positions with the hedge banks as a term of the settlement. In addition, the Company paid Sumitomo $7.5 million as reimbursement for earlier derivative settlements for which Sumitomo had paid the full settlement amount. The Company used $66.5 million of the $91.0 million restricted cash that had previously been set aside as collateral for the derivative positions to settle the positions and to reimburse Sumitomo. The remaining $24.5 million of the collateral account was returned to the Company as unrestricted cash.

        The Company adjusted its open derivative positions to estimated fair value at the end of each reporting period with the related change in fair value recorded to earnings. For the year ended December 31, 2008, the Company recorded derivative gains of $467.9 million net of a $40 million fee required to terminate the hedge positions. The gains are primarily the result of adjusting the open positions to estimated fair value and the settlement of derivative positions maturing during the year. For the year ended December 31, 2007, the Company recorded derivative gains of $19.3 million, as a result of adjusting the open positions to estimated fair value and the settlement of derivative positions maturing during the year.

        Prior to January 1, 2008, the Company determined the fair value of its open derivative positions by applying market values obtained from the counterparties holding the derivative positions. The Company independently verified that the values received from the counterparties are based on major commodities price indices such as the London Metals Exchange and the New York Commodities Exchange and other available market data. As a result of the Company adopting the provisions of FAS No. 157 on January 1,

APEX SILVER MINES LIMITED

DEBTOR IN POSSESSION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in United States dollars)

14. Derivative Positions — (Continued)

2008, the fair value of the Company's metals derivative liabilities during 2008 were determined as above and then adjusted to reflect the Company's credit risk and risk of non-performance. The Company estimates the credit spread associated with the Company's credit risk and adjusts the market prices obtained above accordingly. The Company used its unsecured convertible debentures and the Facility interest rates as reference points to determine the credit spread. These credit risk inputs represent a Level 3 valuation as they cannot be confirmed by quoted market activity.

        The following table sets forth the fair value of the Company's net liability for open metal derivative positions at December 31, 2008 and December 31, 2007 and the change in that liability for the year ended December 31, 2008:

	Net Liability Amount To Be Realized In
Period Ended	Less Than 1 Year	2 to 3 Years	4 to 5 Years	Thereafter	Total
	(in thousands)
Change for year ended December 30, 2008:
December 31, 2007	$266,820	$425,569	$47,958	$681	$741,028
December 31, 2008	—	—	—	—	—

Change in liability	$(266,820)	$(425,569)	$(47,958)	$(681)	$(741,028)

Components of change in liability:
Open position mark-to-market	$(11,369)	$(408,038)	$(47,783)	$(681)	$(467,871)
Cash payments	(255,451)	(17,531)	(175)	—	(273,157)

Change in liability	$(266,820)	$(425,569)	$(47,958)	$(681)	$(741,028)

        The Notes have several embedded derivatives and management has determined that such derivatives have little or no value (see Note 12).

15. Fair Value Measurements

        Effective January 1, 2008 the Company adopted FAS No. 157 for the financial assets and liabilities and nonfinancial assets and liabilities which are measured at fair value on a recurring (annual) basis. FAS No. 157 establishes a framework for measuring fair value in the form of a fair value hierarchy which prioritizes the inputs into valuation techniques used to measure fair value into three broad levels. This hierarchy gives the highest priority to quoted prices (unadjusted) in active markets and the lowest priority to unobservable inputs. Further, financial assets and liabilities should be classified by level in their entirety based upon the lowest level of input that was significant to the fair value measurement. The three levels of the fair value hierarchy per FAS No. 157 are as follows:

        Level 1:    Unadjusted quoted market prices in active markets for identical assets or liabilities that are accessible at the measurement date.

        Level 2:    Quoted prices in inactive markets for identical assets or liabilities, quoted prices for similar assets or liabilities in active markets, or other observable inputs either directly related to the asset or liability or derived principally from corroborated observable market data.

APEX SILVER MINES LIMITED

DEBTOR IN POSSESSION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in United States dollars)

15. Fair Value Measurements — (Continued)

        Level 3:    Unobservable inputs due to the fact that there is little or no market activity. This entails using assumptions in models which estimate what market participants would use in pricing the asset or liability.

        The following table summarizes the Company's financial assets and liabilities at fair value at December 31, 2008, by respective level of the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
Assets:
Cash equivalents	$2,503	$—	$—	$2,503
Short-term available for sale securities	16,351	—	—	16,351
Trade receivables	7,315	—	—	7,315
Auction rate securities	—	—	5,101	5,101

	$26,169	$—	$5,101	$31,270

Liabilities:
Trade payables	$7,974	$—	$—	$7,974

	$7,974	$—	$—	$7,974

        The Company's cash equivalents are classified within Level 1 of the fair value hierarchy. These securities are comprised principally of commercial paper and government bonds which have been valued using quoted prices in active markets.

        The Company's short-term investments are classified within Level 1 of the fair value hierarchy. These securities are comprised principally of common stock, commercial paper and government bonds which have been valued using quoted prices in active markets.

        The Company's trade receivables and amounts due smelters are classified within Level 1 of the fair value hierarchy. These amounts represent embedded derivatives as part of the Company's concentrate sales and are marked-to-market based upon quoted market prices in the respective commodity futures market based upon the period of estimated settlement. Trade payables arise when the overall mark-to market valuation of a respective sale falls below the amount the Company has received to date from applicable provisional payments.

        The Company's ARS are classified within Level 3 of the fair value hierarchy. The ARS are classified into two categories, collateralized debt obligations ("CDOs") and corporate debt. The CDOs are valued by estimating the value of the underlying collateral using significant assumptions regarding default, recovery and prepayment rates, and factoring these estimated collateral values in conjunction with the tranche for pay-out of the underlying collateral that the Company holds in each respective security. The corporate debt ARS are valued based upon the estimated present value of expected cash flows using a Monte Carlo simulation model taking into account significant assumptions regarding coupon payments, recovery, and redemption values. The Company uses these significant Level 3 inputs as there is no current market activity for these, or similar, securities nor relevant corroborating market data with readily observable inputs to support a Level 1 or 2 valuation.

APEX SILVER MINES LIMITED

DEBTOR IN POSSESSION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in United States dollars)

15. Fair Value Measurements — (Continued)

        The following table summarizes the change in fair value of the Company's Level 3 financial assets (ARS):

The Year Ended December 31, 2008
Balance December 31, 2007	$21,510
Unrealized losses	(16,799)
Unrealized gains	536
Adjusted cost basis of Level 3 security sold in the period	(146)

Balance December 31, 2008	$5,101

16. Income Taxes

        The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("FAS 109"), on a tax jurisdictional basis. The Company's subsidiaries file Bolivia, United States and certain other foreign country income tax returns, and pay the taxes reasonably determined to be due. The tax rules and regulations in these countries are highly complex and subject to interpretation.

        The provision for income taxes consists of the following:

	For the Years Ended December 31,
	2008	2007	2006
	(in thousands)
CURRENT TAXES:
United States	$628	$852	$208
Other Countries	(10)	27	541

	$618	$879	$749

DEFERRED TAXES:
United States	—	—
Other Countries	—	—	—

	$—	$—	$—

Total Income Tax Provision (Benefit)	$618	$879	$749

APEX SILVER MINES LIMITED

DEBTOR IN POSSESSION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in United States dollars)

16. Income Taxes — (Continued)

        Income (loss) before income taxes and noncontrolling interest by country consists of the following:

	For the year ended December 31,
	2008	2007	2006
	(in thousands)
United States	$(1,407)	$1,830	$(4,048)
Other Countries	(67,709)	(52,160)	(7,096)

	$(69,116)	$(50,330)	$(11,144)

        A reconciliation of the provision for income taxes computed at the United States statutory rate to the provision for income taxes as shown in the consolidated statements of operations and comprehensive income, loss for the years ended December 31, 2008, 2007 and 2006 is summarized below.

	2008	2007	2006
	(in thousands)
Tax benefit at the statutory rate of 38.1% for 2008, 2007 and 2006	$(26,333)	$(19,176)	$(4,246)
Withholding taxes on investment earnings and intercompany fees	675	824	749
Other adjustments:
Rate differential of other jurisdictions	4,112	2,625	847
Change in valuation allowance	21,492	20,309	3,310
Foreign statutory rate change	—	(3,676)	—
Other	672	(27)	89

Income tax provision	$618	$879	$749

        The Company's income tax provisions from ongoing operations of $0.6, $0.9, and $0.7 million for the years ended December 31, 2008 and 2007, respectively, consist mostly of withholding taxes either accrued or paid to Bolivia and the United States.

APEX SILVER MINES LIMITED

DEBTOR IN POSSESSION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in United States dollars)

16. Income Taxes — (Continued)

        The components of the deferred tax assets and deferred tax liabilities are as follows:

	For the year ended December 31,
	2008	2007
	(in thousands)
Deferred tax assets:
Net operating loss carryforwards	$111,703	$62,031
Stock-based compensation	3,253	2,778
Property, plant and equipment	5,892	2,799
Accrued liabilities	18,300	5,611
Other	4,558	2,505

Total deferred tax assets	143,706	75,724

Deferred tax liabilities:
Property, plant and equipment	22,212	9,640
Accrued liabilities	5,953	—
Other	1,613	—

Total deferred tax liabilities	29,778	9,640

Net deferred tax asset before valuation allowance	$113,928	$66,084
Less: Valuation allowance	$(113,928)	$(66,084)

Net deferred tax asset	$—	$—

        At December 31, 2008, the Company had net operating loss carryforwards in certain non-U.S. jurisdictions. Of these, $143.2 million and $191.6 million in Bolivia and Luxembourg, respectively, have no expiration, while $99.3 million in other countries will expire in future years through 2018. In the U.S., there are $7.3 million of net operating loss carryforwards which will expire in future years through 2028, of which $3.2 million is excluded from the deferred tax calculation until the Company can reduce taxes payable. If realized, the deferred tax benefit and corresponding adjustment to additional paid in capital would be $1.2 million.

        The valuation allowance for deferred tax assets of $113.9 million and $66.1 million at December 31, 2008 and 2007, respectively, relates principally to the uncertainty of the utilization of certain deferred tax assets, primarily net operating loss carryforwards in various tax jurisdictions. The Company continually assesses both positive and negative evidence to determine whether it is more likely than not that the deferred tax assets can be realized prior to their expiration. Due to the pending sale of the San Cristóbal property, it is unlikely that the Company will generate sufficient taxable income to utilize its deferred tax assets in the future.

        The Company and certain other subsidiaries domiciled in the Cayman Islands do not file income tax returns because the Cayman Islands do not impose any form of income tax. The Company's income tax returns are subject to examination by the relevant taxing authorities and in connection with such examinations, disputes can arise with the taxing authorities over the interpretation or application of certain

APEX SILVER MINES LIMITED

DEBTOR IN POSSESSION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in United States dollars)

16. Income Taxes — (Continued)

tax rules within the country involved. In accordance with Financial Accounting Standards Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), an interpretation of FAS 109, the Company identifies and evaluates uncertain tax positions, and recognizes the impact of uncertain tax positions for which there is a less than more-likely-than-not probability of the position being upheld when reviewed by the relevant taxing authority. Such positions are deemed to be unrecognized tax benefits and a corresponding liability is established on the balance sheet. As of December 31, 2008 and 2007, the Company had $2.3 and $1.8 million of total gross unrecognized tax benefits. If recognized, the entire $2.3 and $1.8 million of total unrecognized tax benefits would affect the effective tax rate. A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows:

	2008	2007
Total amount of gross unrecognized tax benefits at beginning of year	$1,792	$1,792
Additions for tax positions of prior years	520	—
Additions for tax positions of current year	29	—

Total amount of gross unrecognized tax benefits at end of year	$2,341	$1,792

        Tax years as early as 2002 remain open and are subject to examination in the Company's principal tax jurisdictions. Management has estimated that unrecognized tax benefits will not significantly increase or decrease within the next twelve months. There is no significant interest or penalty estimated on the underpayment of income taxes as a result of these unrecognized tax benefits. The Company's policy is to classify tax related interest and penalties as income tax expense.

17. Equity (Deficit)

        Stock Option Plans — The Company has established a plan to issue share options and other awards of the Company's shares to officers, employees, consultants and agents of the Company and its subsidiaries (the "Employee Plan") and a plan to issue share options to its non-employee directors (the "Director Plan"), together (the "Plans"). The Company anticipates that upon emergence from Chapter 11, the Plans will be terminated and all outstanding grants will be cancelled. It is anticipated that the new company will establish its own stock-compensation plans.

        At December 31, 2008 there were 2.5 million options outstanding under the Plans with an average exercise price of $14.83. Of the options outstanding 1.9 million were vested and exercisable at an average exercise price of $14.85. Based on the Company's share price, none of the outstanding options had intrinsic value at December 31, 2008.

        The fair value of each option award was estimated on the date of grant using the Black-Scholes option pricing model using the assumptions noted in the following table. Expected volatilities are based on the historical volatilities of the Company's shares. The Company uses historical data to estimate option exercises and employee terminations within the Black-Scholes model. The expected term of options granted represents the period of time that options granted are expected to be outstanding, based on past experience and future estimates and includes data from both the Employees Plan and the Directors Plan.

APEX SILVER MINES LIMITED

DEBTOR IN POSSESSION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in United States dollars)

17. Equity (Deficit) — (Continued)

The risk-free rate for periods within the expected term of the option is based on the U.S. Treasury yield curve in effect at the date of grant.

	Year Ended December 31,
	2008	2007	2006
Expected volatility	45.53% - 48.20%	43.3% - 46.3%	43.8% - 46.1%
Weighted average volatility	47.52%	45.90%	45.50%
Expected dividend yield	—	—	—
Expected term (in years)	6.06	5.72	5.77
Risk-free rate	3.30%	4.61%	4.62%

        In addition to options, the Company grants restricted shares under the Employee Plan to certain key employees as a retention incentive. At December 31, 2008, 211,975 restricted shares were outstanding with a weighted average grant date fair value of $15.22 per share or an aggregate value of $3.2 million. None of these grants were vested and the shares had no value at December 31, 2008.

        The Board of Directors receives a portion of its compensation in the form of Restricted Stock Units granted under the Employee Plan. The Restricted Stock Units typically vest one year after the date of grant if the individual still serves as a director. The director is entitled to receive one unrestricted Ordinary Share for each vested Restricted Stock Unit upon the termination of the director's board service. The fair value of each Restricted Stock Unit grant is based on the closing price of the Company's shares on the date of grant. At December 31, 2008, 55,549 Restricted Stock Units were outstanding with a weighted average grant date fair value of $0.6 million or $11.70 per share. The Restricted Stock Units had no value at December 31, 2008.

        Total compensation cost recognized for stock-based employee compensation awards was $3.7 million, $3.2 million and $5.4 million for the years ended December 31, 2008, 2007 and 2006, respectively.

        Warrants — At December 31, 2008, 350,000 warrants to purchase Ordinary Shares were outstanding. The warrants are exercisable at a price of $20.79 and expire September 27, 2009.

        Convertible Debt — The Note holders have the right to convert the Notes of the Company at a conversion rate of 34.9406 shares per $1,000 principal amount of notes (equal to an initial conversion price of $28.62 per Ordinary Share) (see Notes 2 and 12).

18. Noncontrolling Interest (formerly Minority Interest)

        On January 1, 2009 the Company adopted FAS No. 160 related to noncontrolling interest, previously called a minority interest. A noncontrolling interest is the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent. The Company has applied the provisions of FAS No. 160 prospectively, except for the provisions related to the presentation of noncontrolling interests, which have been applied retrospectively for all periods presented. As required upon adoption of FAS No. 160, noncontrolling interests of approximately $150.8 million and $0.0 million as of December 31, 2008 and 2007 respectively, were recast to a component of total equity in the consolidated balance sheets.

APEX SILVER MINES LIMITED

DEBTOR IN POSSESSION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in United States dollars)

18. Noncontrolling Interest (formerly Minority Interest) — (Continued)

        The following schedule sets forth the amounts of income from continuing operations and discontinued operations attributable to the Company:

	December 31,
	2008	2007	2006
	(in thousands, except share data)
Amounts attributable to the Company's ordinary shareholders:
Loss from continuing operations	$(69,734)	$(51,209)	$(11,893)
Discontinued operations	(48,503)	62,765	(501,652)

Net income (loss)	$(118,237)	$11,556	$(513,545)

Sumitomo Corporation

        During 2006 the Company sold Sumitomo a 35% interest in the subsidiaries that own the San Cristóbal mine, market project concentrates and held the metal derivative positions required by the project lenders. The Company continues to own 65% of these subsidiaries.

        Under the terms of the 2006 sale of the 35% interest in the San Cristóbal mine, the Company retained certain interests in Sumitomo's share of future silver and zinc production from the San Cristóbal mine. During the first six months of 2008 the Company received payments in the amount of $14.1 million from Sumitomo related to its retained interests in Sumitomo's share of the San Cristóbal mine silver and zinc production. These amounts are included in noncontrolling interest in income (loss) of consolidated subsidiaries in the accompanying statement of consolidated operations and comprehensive income (loss). Effective June 30, 2008 the Company and Sumitomo agreed to terminate these retained interests for a onetime payment of $70.0 million from Sumitomo. The Company recorded a $63.1 million gain related to this transaction which is reflected as a component of the gain on the sale of interest in a subsidiary on the accompanying consolidated statement of operations and comprehensive income (loss).

        Subsequent to the September 2006 close of the transaction with Sumitomo, the Company incurred certain losses primarily related to marking to market its open metal derivative positions. Such losses would normally be shared by Sumitomo in proportion to its 35% interest in the subsidiary recording the losses. However, prior to the adoption of FAS No. 160, U.S. GAAP did not allow for the allocation of losses to the noncontrolling interest if the noncontrolling interest's equity balance is in a deficit position. At December 31, 2007, the Company had absorbed $23.6 million of losses that normally would have been allocated to Sumitomo. As a result of increases in Sumitomo's equity balance resulting from cash contributions made by Sumitomo during 2008, the Company was able to allocate the $23.6 million of losses previously absorbed included in the noncontrolling interest benefit of $118.1 million at December 31, 2008. The noncontroling interest benefit reflects Sumitomo's share of the subsidiaries' losses primarily related to the impairment of property, plant and equipment and inventories at the San Cristóbal mine partially offset by gains related to the open metal derivative positions. Also, in addition to the working capital line of credit discussed below, during 2008, Sumitomo advanced an additional $86.9 million to fund its share of operating costs related to the San Cristóbal mine, and the Company recorded $14.1 million of interest expense due Sumitomo on its share of advances to fund the San Cristóbal mine.

APEX SILVER MINES LIMITED

DEBTOR IN POSSESSION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in United States dollars)

18. Noncontrolling Interest (formerly Minority Interest) — (Continued)

        On November 13, 2008, Sumitomo and the Company entered into a letter of intent that contemplates Sumitomo's purchase of all of the Company's interests in the San Cristóbal mine. On January 12, 2009, the Company and Sumitomo completed and signed a purchase and sale agreement which provides for the Company to receive proceeds of approximately $30 million in exchange for all of the Company's direct and indirect interests in the San Cristóbal mine. The Company expects the transaction to close on the date it emerges from Chapter 11, on or about March 24, 2009 (see Note 2).

        During August 2008, MSC entered into a working capital credit line with a subsidiary of Sumitomo whereby Sumitomo would provide working capital for MSC on a unilateral basis through a $50 million subordinated finance facility. The working capital line of credit accrues interest at 15% per annum and no principal or interest is due until the August 13, 2013 maturity date. Through a series of amendments, the maximum borrowing amount under the working capital credit line was subsequently increased to $150 million, all of which was fully drawn by December 31, 2008. At December 31, 2008 the Company had accrued interest related to the working capital credit line in the amount of $3.6 million. The principal and interest amounts are reflected in noncontrolling interest on the accompanying consolidated balance sheets as of December 31, 2008.

        Finally on January 20, 2009, Apex and Sumitomo entered into the $35 million DIP Financing Facility under which Apex will be able to borrow additional amounts, as needed, to fund its 65% share of the continuing cash requirements of San Cristóbal during the bankruptcy proceedings. Through March 12, 2009, the Company had borrowed $6.5 million under the DIP Financing Facility.

SC TESA

        During 2005 the Company entered into a long-term contract with SC TESA to construct a power line and transport power to the San Cristóbal mine from the Bolivian power grid. The Company loaned SC TESA $22.3 million to construct the power line which will be repaid through credits against charges for the delivery of power. The Company consolidates SC TESA for financial reporting purposes.

        Starting in the fourth quarter 2006, the San Cristóbal mine began receiving power from the grid resulting in SC TESA earning a transmission fee and recording earnings. Because SC TESA is consolidated for financial reporting purposes, the intercompany profit earned by SC TESA is eliminated and the Company recognizes a noncontrolling interest charge equal to SC TESA's share of the transmission fee earnings representing 100% of such earnings. For the year ended December 31, 2008 SC TESA's noncontrolling interest in the loss approximated $2.4 million; however such amount was not allocated to the noncontrolling interest because to do so would have resulted in an amount due from the noncontrolling interest owner.

19. Sale of Concentrates

        The Company sells its concentrates directly to smelters at market-based prices less deductions for refining and treatment charges. The Company recognizes a sale upon risk of loss and title passing to the smelter and the receipt of a provisional payment from the smelter. In certain instances, the Company receives provisional payment prior to satisfying certain other requirements and in those cases, the provisional payment is recorded as deferred revenue until the other requirements have been met. At December 31, 2008 the Company had recorded $3.2 million of such deferred revenue (see Note 11). The Company expects to recognize the full $3.2 million as revenue during the first quarter 2009.

APEX SILVER MINES LIMITED

DEBTOR IN POSSESSION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in United States dollars)

20. Cash Flow Information

        The following table reconciles net income (loss) for the period to cash from operations:

	For the years ended December 31,
	2008	2007	2006
	(in thousands)
Cash flows from operating activities:
Net loss	$(236,359)	$(75,843)	$(522,358)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization and depreciation	37,942	14,179	403
Amortization of deferred financing costs	4,266	1,999	552
Write off of deferred financing costs	11,724	—	—
Loss on auction rate securities	16,263	34,537
Loss on sale of investments	767	—	—
Accretion of asset retirement obligation	794	600	391
Amortization of premiums and discounts	(225)	(246)	(2,122)
(Gain) loss on derivative positions	(467,871)	(19,290)	715,120
Impairment of long lived assets	625,649	—	—
Impairment of inventories	52,547	—	—
Gain on extingushment of debt	—	—	(2,875)
Gain on sale of interest in subsidiary	(64,471)	—	(199,600)
Stock compensation	3,699	2,765	4,508
Changes in operating assets and liabilities:
(Increase) decrease in trade accounts receivable	(4,204)	(3,111)	—
(Increase) decrease in accrued interest receivable	169	120	(650)
(Increase) decrease in prepaid expenses and other assets net of amounts capitalized	(3,596)	(2,136)	(3,142)
Port fees applied to Port of Mejillones note receivable	2,799	1,818	—
(Increase) in inventories	(70,841)	(91,462)	(27,672)
Increase in value added tax recoverable (net)	(61,819)	(41,169)	(34,106)
Increase in accrued interest payable net of amounts capitalized	18,311	6,212	55
Increase in deferred revenue	3,227	—	—
Increase (decrease) in accounts payable and accrued liabilities net of amounts capitalized	(7,354)	4,998	1,068
Increase in income taxes payable, net	(1,898)	—	—
Other increase (decrease)	927	—	(299)

Net cash used in operating activities	$(139,554)	$(166,029)	$(70,727)

APEX SILVER MINES LIMITED

DEBTOR IN POSSESSION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in United States dollars)

20. Cash Flow Information — (Continued)

        The following table details supplemental non-cash transactions:

	For the years ended December 31,
	2008	2007	2006
	(in thousand except per share)
Capitalized stock based compensation costs	$—	$428	$943
Payment of debt with Ordinary Shares at an average of $15.77 in 2006	$—	$—	$17,125
Capitalized consulting services paid with Ordinary Shares at an average value of $15.90 per share for 2006	$—	$—	$27
Depreciation expense capitalized	$—	$3,214	$5,168
Debt and equity offering costs incurred	$—	$—	$4,781
Initial measurement of asset retirement obligation	$1,380	$620	$3,367
Equipment acquired through capital lease	$3,318	$46,924	$7,255
Capitalized port facility lease	$—	$12,283	$—

21. Commitments and Contingencies

        Leases — The Company has non-cancelable operating lease commitments as follows:

	2009	2010	2011	2012	2013
San Cristóbal mining equipment	$575,000	$575,000	$575,000	$575,000	$575,000
Corporate headquarters office space	$126,000	$—	$—	$—	$—

        The Company is required to make mining patent lease payments to the Bolivian government to maintain its rights to the San Cristóbal mining concessions. The Company has made such payments totaling approximately $400,000 for the years ended December 31, 2008, 2007 and 2006.

        The lease for the corporate headquarters office space expires in 2009. Payments associated with this lease were recorded to rent expense by the Company in the amounts of $418,000, $375,000 and $380,000 for the years ended December 31, 2008, 2007 and 2006 respectively.

        Project Finance Facility Commitments — The terms and conditions of the Facility contained a number of contingencies and commitments. However, with the December 17, 2008 purchase by Sumitomo of 90% of the loans under the Facility from the senior lenders and the execution of a standstill agreement extended until January 12, 2009, Sumitomo has agreed to forbear from exercising its rights and remedies with respect to defaults under the Facility. Further, as contemplated by the Plan the Company will be relieved of all further obligations upon emergence from Chapter 11 (see Note 2).

        Political Contingencies — At various times since his election, President Morales and others in his administration have made public statements regarding their desire to exert greater state control over natural resource production in Bolivia. The Bolivian government may alter its policies with respect to the mining industry in the future.

        During 2007, The Bolivian government enacted various changes to applicable mining taxes. The potential for the government to make additional changes that would have the effect of increasing the total

APEX SILVER MINES LIMITED

DEBTOR IN POSSESSION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in United States dollars)

21. Commitments and Contingencies — (Continued)

tax burden on the San Cristóbal mine continues to exist, and any such changes could adversely affect the earnings and cash flow generated by the mine.

        During December 2008, Bolivia approved a new constitution in a national referendum that significantly affects the legal framework governing mining in Bolivia. The new constitution requires that existing mining concessions be replaced by mining agreements negotiated with the Bolivian government within one year of enactment of the new constitution. The new constitution does not specify the effect on existing concessions or provide either general or specific terms for the mining agreements. There can be no certainty as to the form and content of these contracts that must be negotiated with the Bolivian government.

        Other Contingencies — As previously disclosed, the Company concluded, based on the results of an internal investigation conducted under the direction of its Audit Committee in late 2005 and early 2006, that certain senior employees of one of its South American subsidiaries were involved in making impermissible payments of approximately $125,000 to government officials in 2003 and 2004 in connection with an inactive, early stage exploration property that is not related to any of the Company's active exploration or operating properties. Based on findings to date, no changes to the Company's previously filed financial statements are warranted as a result of these matters. The Company contacted the Department of Justice ("DOJ") and Securities and Exchange Commission ("SEC") during 2006 and reported the results of the internal investigation. The Company was informed that the SEC and DOJ commenced an investigation with respect to these matters, including possible violations of the Foreign Corrupt Practices Act. On January 7, 2009, the Company received a "Wells notice" from the staff of the SEC (the "Staff"), which states that the Staff intends to recommend to the SEC that an enforcement action be commenced against the Company, alleging that the Company violated Sections 13(b)(2)(A), 13(b)(2)(B), 13(b)(5) and 30A of the Securities Exchange Act of 1934. The Wells notice further states that the Staff may seek permanent injunctive relief, disgorgement, prejudgment interest and civil money penalties against the Company. The Company has learned that the Staff issued Wells notices to a former Chief Financial Officer and former executive Chairman of the Board of the Company during the period of the alleged illegal payments. The Company intends to submit a Wells Statement putting forth reasons that the Commission should not institute civil enforcement proceedings against it.

        The Company is cooperating fully with the SEC and DOJ investigations. The Company cannot predict with any certainty the final outcome of the investigations, including any fines or penalties that may be imposed.

22. Royalty Income

        During 2004 the Company sold the mineral rights on a section of the Company's Platosa property in Mexico to Excellon Resources Inc. ("Excellon"). The Company retained a net smelter return ("NSR") royalty interest, which is currently 3% and will decrease to 2% after the Company has received $4.0 million of royalty payments. At that time, Excellon will have the right to reduce the Company's royalty interest to 1% upon payment of a $1 million fee. During 2006 Excellon began mining on the royalty section of the property and produced and sold silver, zinc and lead. The Company has earned NSR royalties from Excellon of $0.4 million, $1.3 million and $1.6 million during the years ended December 31, 2008, 2007 and 2006, respectively.

APEX SILVER MINES LIMITED

DEBTOR IN POSSESSION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in United States dollars)

23. Foreign Currency

        Gains and losses on foreign currency derivatives and translation consist of the following:

	2008	2007	2006
	(in thousands)
Loss on re-measurement of monetary assets denominated in other than US dollars	$32	$48	$9

Total	$32	$48	$9

        The remeasurement of monetary assets is related to certain taxes receivable and other accounts denominated in Bolivia's local currency.

24. Fair Value of Financial Instruments

        The Company's financial instruments consist of cash and cash equivalents, investments, receivables, VAT recoverable, accounts payable, other current liabilities, derivative positions and long-term debt. Except for the VAT, long-term investments and long-term debt, the carrying amounts of these financial instruments approximate fair value due to their short maturities.

        The estimated fair values of the Company's long-term financial instruments as measured on December 31, 2008 and 2007 are as follows:

	2008		2007
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in thousands)
Value added tax recoverable	$157,146	$153,924	$95,327	$90,856
Long-term investments	5,487	5,487	24,407	24,407
2.875% Convertible Senior Notes due 2024	180,000	11,250	180,000	131,400
4.00% Convertible Senior Notes due 2024	109,987	3,575	109,987	96,400
Project finance facility	225,000	202,500	225,000	225,000
Capital lease obligations	47,856	47,856	52,847	52,847
Port lease liability	11,658	11,658	12,049	12,049
Derivative positions	—	—	741,028	741,028

        The fair value of the VAT recoverable is estimated based on the expected timing of future cash flows and the two-year treasury interest rate of 0.76%. The fair value of long-term investments is based upon quoted market prices except for auction rate securities as discussed in Note 5. The fair value of the Convertible Senior Notes is based on quoted market values. The fair value of the Facility is based on a market rate of interest and adjusted for the Company's non-performance risk. The fair value of capital lease obligations and the port lease liability have market rates of interest and the fair value is equal to the carrying value.

APEX SILVER MINES LIMITED

DEBTOR IN POSSESSION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in United States dollars)

25. Segment Information

        The Company's sole activity is the exploration, development and mining of mineral properties containing silver. Substantially all of the Company's long-lived assets are related to the Company's San Cristóbal mine in Bolivia. The Company's other principal assets consist primarily of cash, restricted cash and investments. All sales of the Company are made by MSC and originate in Bolivia. The Company's chief operating decision maker reviews the Company's consolidated financial information for purposes of allocating resources based on a single segment.

26. Quarterly Results of Operations (Unaudited)

        The following table summarizes the Company's quarterly results of operations, which have been reclassified to reflect discontinued operations and the retroactive application of FAS No. 160, for the years ended December 31, 2008 and 2007:

2008	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(in thousands except per share)
Loss from continuing operations	$(12,077)	$(15,792)	$(18,838)	$(23,027)
Income (loss) from discontinued operations	$10,103	$256,157	$(481,112)	$48,227
(Income) loss attributable to noncontrolling interest	$27,694	$(62,824)	$168,172	$(14,920)
Income (loss) attributable to the Company's shareholders	$25,720	$177,541	$(331,778)	$10,280
Net income (loss) per Ordinary Share — basic and diluted:
Income (loss) from continuing operations attributable to the Company's shareholders	$(0.20)	$(0.27)	$(0.32)	$(0.39)
Income (loss) from discontinued operations attributable to the Company's shareholders	$0.64	$3.28	$(5.31)	$0.56
Income (loss) attributable to the Company's shareholders	$0.44	$3.01	$(5.63)	$0.17

2007
Loss from continuing operations	$(1,765)	$(341)	$(22,575)	$(26,528)
Income (loss) from discontinued operations	$108,813	$(166,905)	$(162,767)	$196,225
Loss attributable to noncontrolling interest	$4,931	$23,401	$33,501	$25,566
Income (loss) attributable to the Company's shareholders	$111,979	$(143,845)	$(151,841)	$195,263
Net income (loss) per Ordinary Share — basic and diluted:
Income (loss) from continuing operations attributable to the Company's shareholders	$(0.03)	$0.00	$(0.38)	$(0.45)
Income (loss) from discontinued operations attributable to the Company's shareholders	$1.94	$(2.45)	$(2.21)	$3.76
Income (loss) attributable to the Company's shareholders	$1.91	$(2.45)	$(2.59)	$3.31

APEX SILVER MINES LIMITED

DEBTOR IN POSSESSION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in United States dollars)

26. Quarterly Results of Operations (Unaudited) — (Continued)

        Net income (loss) from discontinued operations for the first quarter 2008 includes a $27.8 million loss and the second quarter through fourth quarter of 2008 include, $223.5 million, $163.3 million and $109.0 million of gains on metals derivatives, respectively, primarily related to marking to market the open derivative positions required by the Facility. Net income (loss) from discontinued operations for the third and fourth quarters also included impairment charges of $615.0 million and $10.6 million, respectively. In addition, net income (loss) from discontinued operations for the third and fourth quarters included inventory write downs of $34.4 million and $18.1 million, respectively.

        Net income (loss) from discontinued operations for the first and fourth quarters of 2007 include $108.3 million and $213.5 million of gains, respectively and the second and third quarters include $165.6 million and $136.9 million of losses, respectively on metals derivatives, primarily related to marking to market the open derivative positions required by the Facility.

27. Subsequent Events

  Chapter 11 Reorganization

        On January 12, 2009, the Company and a wholly-owned subsidiary filed voluntary joint petitions for reorganization relief under Chapter 11, with the Bankruptcy Court. The Company also commenced a provisional liquidation proceeding in the Cayman Islands. The Company's subsidiaries outside the United States, including the Bolivian subsidiary that owns and operates the San Cristóbal mine, were not included in the Chapter 11 filing or in any other bankruptcy or reorganization proceeding.

        Under Chapter 11, the Company is operating its businesses as a debtor-in-possession under court protection from creditors and claimants under the jurisdiction of the Bankruptcy Court and under the supervision of the joint provisional liquidators in the Cayman Islands. Since the Chapter 11 filing, orders sufficient to enable the Company to conduct normal business activities have been entered by the Bankruptcy Court. To provide the Company with the cash and liquidity necessary to fund its 65% share of working capital required by the San Cristóbal mine prior to the Effective Date, the Company entered into a $35 million DIP Financing Facility pursuant to a Secured Super-Priority Debtor-in-Possession Credit and Security Agreement, dated as of January 20, 2009, with Sumitomo as lender. As of March 16, 2009, the Company had borrowed $6.5 million under the DIP Financing Facility. At the Effective Date, Sumitomo will waive and release the Company from any liability associated with amounts outstanding under the DIP Financing Facility.

        On March 4, 2009, the Bankruptcy Court entered an order confirming the Plan. The Company anticipates the Plan will be effective and it will emerge from Chapter 11 protection on or about March 24, 2009.

  Key Features of the Plan of Reorganization

        Under the Plan, subsequent to the sale of the San Cristóbal mine, all of the remaining assets of the Company, other than a small cash reserve for the payment of liquidation expenses, will be transferred to Golden Minerals Company, a Delaware corporation that will be the Company's successor. The Company will be liquidated in accordance with Cayman Islands law.

APEX SILVER MINES LIMITED

DEBTOR IN POSSESSION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in United States dollars)

27. Subsequent Events — (Continued)

        The Plan also calls for the Company to sell to Sumitomo its remaining direct and indirect interests in the San Cristóbal mine, including its 65% interest in MSC, for a cash purchase price of $27.5 million, plus $2.5 million in expense reimbursements and the assumption of certain liabilities, pursuant to the Purchase Agreement. In addition, under the Purchase Agreement and the Plan, the Company will be released from liabilities associated with the San Cristóbal mine, including its guarantee of San Cristóbal's indebtedness. Sumitomo may terminate the Purchase Agreement under certain circumstances, including if the closing of the transaction does not occur prior to March 31, 2009. Although the consummation of the transactions contemplated by Purchase Agreement is subject to fulfillment of customary conditions, the Company anticipates that they will be consummated on or about the Effective Date.

        As a condition to the closing of these transactions, ASMC will enter into the Management Agreement with Sumitomo under which ASMC will provide certain management services to the San Cristóbal mine in consideration of an annual fee of approximately $6.0 million and a potential annual incentive fee of $1.5 million. The services will include, for example, management of technical and operating activities, administrative support, information technology and local community relations. The Management Agreement will have an initial term of 12 months.

        Under the Plan, the Notes will be cancelled in exchange for a pro rata distribution of (i) common stock of Golden Minerals, and (ii) approximately $45 million in cash. Other unsecured creditors will receive cash payments for their claims, up to a maximum recovery of $10,000 per claim, or a pro rata distribution of common stock of Golden Minerals. The Company's current equity holders will receive no recovery under the Plan and the ordinary shares of Apex Silver will be cancelled.

        See Note 2 for a more detailed discussion of the Chapter 11 bankruptcy and the reorganization plan.

  San Cristóbal Contract Mining Agreement

        The Company's Chapter 11 filing constituted a default under the San Cristóbal contract mining agreement. If the Company were to fail to timely cure, or commence to cure, the default following written notice from the mining contractor, the mining contractor could have the right to terminate the contract mining agreement and require MSC to purchase the mining contractor's equipment. The mining contractor has not delivered written notice of default to MSC or the Company, or to the Company's knowledge, taken any other action with respect to termination of the contract mining agreement.

  Stock Exchange Delisting

        Prior to the Chapter 11 proceeding, Ordinary Shares of the Company were listed on NYSE Alternext U.S., as successor to the American Stock Exchange (the "Exchange"), under the symbol "SIL" until January 12, 2009, when trading was halted as a result of the Company's impending filing under Chapter 11. On February 4, 2009, trading was formally suspended and on February 2, 2009, Ordinary Shares of the Company were formally delisted by the Exchange. Since February 4, 2009, Ordinary Shares of the Company have been quoted on the Pink Sheets under the ticker symbol "APXSQ."

APEX SILVER MINES LIMITED

DEBTOR IN POSSESSION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in United States dollars)

28. Pro Forma Effects of the Pending Sale and Emergence from Chapter 11 (unaudited)

        The unaudited condensed consolidated pro forma balance sheet presented below has been prepared as if the Sale of the San Cristóbal mine had occurred, the Plan had been consummated and the Company had emerged from Chapter 11 on December 31, 2008. Actual amounts may vary from these pro forma amounts pending a final determination of selling costs, the book value of the assets sold and liabilities assumed by Sumitomo at the date of the sale and a final determination of payments made under the Plan.

December 31, 2008 Pro Forma Amounts
(unaudited)
Assets
Current assets
Cash and cash equivalents	$32,312
Prepaid expenses and other assets	1,300

Current assets	33,612
Property, plant and equipment (net)	3,494
Investments	5,487
Other	14

Total assets	$42,607

Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities	$3,982

Current liabilities	3,982

Total liabilities	3,982
Shareholders' equity	38,625

Total liabilities and shareholders' equity	$42,607

        The unaudited condensed consolidated pro forma statement of operations presented below has been prepared as if the sale of the San Cristóbal mine had occurred, the Plan had been consummated and the Company had emerged from Chapter 11 on January 1, 2008. Actual amounts may vary from these pro

APEX SILVER MINES LIMITED

DEBTOR IN POSSESSION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in United States dollars)

28. Pro Forma Effects of the Pending Sale and Emergence from Chapter 11 (unaudited) — (Continued)

forma amounts as a result of management making different operating decisions for the restructured smaller company.

For the Year Ended December 31, 2008 Pro Forma Amounts
(unaudited)
Revenues:
Fees from management services agreement	$6,000
Costs and expenses:
Exploration	(25,397)
Administrative	(22,160)
Gain (loss) — foreign exchange	(32)
Depreciation, depletion and amortization	(526)

Total operating expenses	(48,115)

Loss from operations	(42,115)
Other income and expenses:
Interest and other income	5,384
Royalty income	351
Loss on auction rate securities	(16,263)

Total other income and expenses	(10,528)

Loss before income taxes	(52,643)
Income tax benefit (expense)	(618)

Net income (loss)	$(53,261)

        Upon the consummation of the Plan and the Company's emerging from Chapter 11, on or about March 24, Golden Minerals will be subject to the fresh start accounting rules prescribed by AICPA Statement of Position 90-7, "Financial Reporting by Entities in Reorganization under the Bankruptcy Code" ("SoP 90-7"). Fresh start accounting requires that each balance sheet account be recorded at fair value at the date of emergence. Furthermore, the value of the Company's assets and liabilities will be impacted by its operating activities between December 31, 2008 and the date of emergence from Chapter 11. A fair value assessment of the Company's assets and liabilities (the emerged company will have no debt) is currently in process and may result in amounts different from those reported on the pro forma balance sheet. The fair value assessment will most likely result in an increase in the carrying value of a number of the exploration properties that the Company owns or has the rights to conduct exploration activities on, which historically have had a zero carrying value following the Company's policy to recognize exploration costs as expense in the period incurred. In addition, SoP 90-7 provides that to the extent the reorganization value of a company upon emergence from Chapter 11 is less than or greater than the fair value of its net assets and liabilities, a gain or loss, respectively, would be reported upon emergence. As set

APEX SILVER MINES LIMITED

DEBTOR IN POSSESSION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Expressed in United States dollars)

28. Pro Forma Effects of the Pending Sale and Emergence from Chapter 11 (unaudited) — (Continued)

forth in the Disclosure Statement filed with the Bankruptcy Court for purposes of estimating recovery to creditors under the Plan, the estimated value of Golden Minerals upon emergence is between $15.0 million and $30.0 million. Accordingly, the $38.6 million pro forma balance of shareholders' equity will be adjusted based upon application of fresh start accounting to the Company's assets and liabilities and any gain or loss recorded. Also, the above pro forma statement of operations excludes the gain to be recognized, upon emergence from Chapter 11, on the settlement of the $290.0 million Note liability, plus accrued interest, for a cash payment of approximately $45.0 million, which will result in an estimated gain of approximately $247.9 million.

$

GOLDEN MINERALS COMPANY

                    Shares
Common Stock

P R O S P E C T U S

                    , 2009

PART II

Information Not Required in Prospectus

ITEM 13.    Other Expenses of Issuance and Distribution

        The following table sets forth the various fees and expenses, other than the underwriting discount, payable by the Registrant in connection with the issuance and distribution of the shares of common stock registered hereby. All amounts shown are estimates except for the SEC registration fee and the FINRA filing fee.

SEC registration fee		$6,417
FINRA filing fee		*
Canadian registration and filing fees		*
Toronto Stock Exchange listing fee		*
NYSE Amex listing fee		*
Legal fees and expenses		*
Printing and engraving expenses		*
Blue sky qualification fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous expenses		*

Total	$	*

*
To be filed by amendment.

ITEM 14.    Indemnification of Directors and Officers

        Section 102 of the Delaware General Corporation Law, or DGCL, provides that a corporation, in its certificate of incorporation, may eliminate or limit personal liability of members of its board of directors for breach of a director's fiduciary duty. However, no such provision may eliminate or limit the liability of a director for breaching a duty of loyalty, failing to act in good faith, engaging in intentional misconduct or knowingly violating a law, paying a dividend or approving a stock repurchase which was illegal, or obtaining an improper personal benefit. Article VIII of our Amended and Restated Certificate of Incorporation contains such a provision.

        Section 145(a) of the DGCL provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, he had no cause to believe his conduct was unlawful.

        Section 145(b) of the DGCL provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted under similar standards, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine that despite the adjudication of liability, such person is fairly and reasonably entitled to be indemnified for such expenses which the court shall deem proper.

        Section 145 of the DGCL further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue, or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the corporation may purchase and maintain insurance on behalf of a director, officer, employee or agent of the corporation against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such whether or not the corporation would have the power to indemnify him against such liabilities under such Section 145.

        Article IX of our Amended and Restated Certificate of Incorporation requires that we indemnify our directors and officers to the fullest extent allowed by law, and to pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery to us of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under this section or otherwise. We have obtained insurance policies insuring our directors and officers against certain liabilities that they may incur in their capacity as directors and officers.

        In addition, we have entered into indemnification agreements with each of our directors and officers which require us to indemnify our directors and officers to the fullest extent permitted by the DGCL.

ITEM 15.    Recent Sales of Unregistered Securities

        On March 24, 2009, the effective date of Apex Silver Mines Limited's Joint Plan of Reorganization, the subordinated notes of Apex Silver were cancelled in exchange for a pro rata distribution of common stock of the Registrant and cash. Each holder of subordinated notes received approximately 10.3 shares of common stock per $1,000 principal amount of subordinated notes. A total of 2,987,735 shares of common stock were distributed to the holders of the subordinated notes. In addition, 12,265 shares of common stock were reserved for potential future issuance in exchange for certain unsecured claims of creditors of Apex Silver Mines Limited. If such reserved shares are not issued to general unsecured creditors under the plan of reorganization, they will be issued to the former holders of the subordinated notes in a subsequent distribution.

        Pursuant to the plan of reorganization and the bankruptcy court's order confirming the plan, the issuance of common stock and the exchange of new common stock for the subordinated notes and general unsecured claims was exempt from registration under state and federal securities laws as permitted under Section 1145 of the Bankruptcy Code.

ITEM 16.    Exhibits and Financial Statement Schedules

(a)
Exhibits

See "Exhibit Index" below, which follows the signature page to this registration statement.

(b)
Financial Statement Schedules

See the Index to Financial Statements included on page F-1 for a list of the financial statements included in this registration statement.

ITEM 17.    Undertakings

(a)
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(b)
The undersigned registrant hereby undertakes that:

1.
For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

2.
For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Golden, State of Colorado on October 14, 2009.

GOLDEN MINERALS COMPANY
By:	/s/ JEFFREY G. CLEVENGER Jeffrey G. Clevenger President and Chief Executive Officer (Principal Executive Officer)

Power of Attorney

        Each of the undersigned hereby constitutes and appoints Jeffrey G. Clevenger and Robert P. Vogels, and each of them, the undersigned's true and lawful attorney-in-fact and agent, with full power of substitution, for the undersigned and in his name, place and stead, to sign in any and all capacities (including, without limitation, the capacities listed below), the registration statement, any and all amendments (including post-effective amendments) to the registration statement and any and all successor registration statements of Golden Minerals Company, including any filings pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and anything necessary to be done to enable Golden Minerals Company to comply with the provisions of the Securities Act and all the requirements of the Securities and Exchange Commission, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitute, or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ JEFFREY G. CLEVENGER Jeffrey G. Clevenger	President and Chief Executive Officer (Principal Executive Officer) and Chairman of the Board of Directors	October 14, 2009
/s/ ROBERT P. VOGELS Robert P. Vogels	Senior Vice President, Chief Financial Officer (Principal Financial and Accounting Officer)	October 14, 2009
/s/ W. DURAND EPPLER W. Durand Eppler	Director	October 14, 2009

Signature	Title	Date

/s/ IAN MASTERTON-HUME Ian Masterton-Hume	Director	October 14, 2009
/s/ KEVIN R. MORANO Kevin R. Morano	Director	October 14, 2009
/s/ TERRY M. PALMER Terry M. Palmer	Director	October 14, 2009
/s/ DAVID WATKINS David Watkins	Director	October 14, 2009

EXHIBIT INDEX

Exhibit Number	Description
1.1	Form of Underwriting Agreement*
3.1	Amended and Restated Certificate of Incorporation of Golden Minerals Company(1)
3.2	Bylaws of Golden Minerals Company(1)
4.1	Specimen of Common Stock Certificate*
5.1	Opinion of Davis Graham & Stubbs LLP*
10.1	Management Services Agreement dated March 24, 2009 by and among Minera San Cristóbal, S.A., Apex Metals Marketing GmbH and Apex Silver Mines Corporation(1)
10.2	Form of Indemnification Agreement(1)
10.3	Form of Change of Control Agreement(1)
10.4	Golden Minerals Company 2009 Equity Incentive Plan(2)
10.5	Form of Restricted Stock Award Agreement Pursuant to the 2009 Equity Incentive Plan(3)
10.6	Non-Employee Directors Deferred Compensation and Equity Award Plan(3)
10.7	Stockholders Agreement by and between MH Argentina S.A. and Silex Argentina S.A. dated May 22, 2006*
21.1	Subsidiaries of the Company*
23.1	Consent of PricewaterhouseCoopers LLP**
23.2	Consent of Davis Graham & Stubbs LLP (included in Exhibit 5.1)
23.3	Consent of SRK Consulting (US), Inc.**
23.4	Consent of Chlumsky, Armbrust and Meyer, LLC**
25.1	Power of Attorney (set forth on signature page of this registration statement).

*
To be filed by amendment.

**
Filed herewith.

(1)
Incorporated by reference to our Current Report on Form 8-K filed March 30, 2009.

(2)
Incorporated by reference to our Registration Statement on Form S-8 filed May 8, 2009.

(3)
Incorporated by reference to our Quarterly Report on Form 10-Q filed August 10, 2009.